As filed with the United States Securities and Exchange Commission on July 5, 2019

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Sundial Growers Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Province of Alberta	2833	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

#200, 919 – 11 Avenue SW

Calgary, AB T2R 1P3

(403) 948-5227

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Corporation Service Company

1180 Avenue of the Americas, Suite 210

New York, NY 10036-8401

Telephone: +1 800 927 9801

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jason Lehner Merritt Johnson Shearman & Sterling LLP 199 Bay Street Toronto, ON M5L 1E8 (416) 360-8484	Rima Ramchandani Janan Paskaran Torys LLP 79 Wellington Street West Toronto, ON M5K 1N2 (416) 865-0040	Rob Lando Osler, Hoskin & Harcourt LLP 620 8th Avenue, 36th Floor New York, NY 10018 (212) 867-5800

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging Growth Company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)
Common shares, no par value	$100,000,000	$12,120

(1)

Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rules 457(o) under the Securities Act of 1933, as amended. Includes the common shares that the underwriters have the option to purchase to cover any over-allotments.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)	Dated July 5, 2019

             Shares

Common Shares

This offering is an initial public offering of our common shares. We are offering                  shares. Prior to this offering, there has been no public market for our common shares. We have applied to list our common shares on the Nasdaq Global Select Market, or the Nasdaq, in the United States under the symbol “SNDL”. Listing on the Nasdaq is subject to the approval of the Nasdaq in accordance with its listing requirements. Nasdaq has not conditionally approved our listing application and there is no assurance that the Nasdaq will approve our listing application. We expect that the public offering price will be between US$         and US$         per share.

We are an “emerging growth company” and a “foreign private issuer” under applicable Securities and Exchange Commission rules, and will be subject to reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Foreign Private Issuer”.

Our business and an investment in our common shares involve significant risks. These risks are described under the caption “Risk Factors” beginning on page 20 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	US$	US$
Underwriting commission(1)	US$	US$
Proceeds, before expenses	US$	US$

(1)	We refer you to the section entitled “Underwriting” in this prospectus for additional information regarding underwriting compensation.

The underwriters may also purchase up to an additional                  common shares from us on the same terms as set out above, within 30 days from and including the date of closing of this offering to cover over-allotments.

The underwriters expect to deliver the common shares against payment on or about                 , 2019.

Cowen	BMO Capital Markets	Barclays

                    , 2019

We are responsible for the information contained in this prospectus and in any free writing prospectus we prepare or authorize. Neither we nor the underwriters have authorized anyone to provide you with different information, and neither we nor the underwriters take responsibility for any other information others may give you. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is only accurate as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Persons who come into possession of this prospectus and any applicable free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

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Industry and Market Data

This prospectus includes market data and forecasts with respect to current and projected market sizes for adult-use cannabis, cannabidiol, or CBD, products and medical cannabis. Although we are responsible for all of the disclosure contained in this prospectus, in some cases we rely on and refer to market data and certain industry forecasts that were obtained from third party surveys, market research, consultant surveys, publicly available information and industry publications and surveys that we believe to be reliable. Unless otherwise indicated, all market and industry data and other statistical information and forecasts contained in this prospectus are based on independent industry publications, reports by market research firms or other published independent sources and other externally obtained data that we believe to be reliable.

Some market and industry data, and statistical information and forecasts, are also based on management’s estimates. Any such market data, information or forecast may prove to be inaccurate because of the method by which we obtain it or because it cannot always be verified with complete certainty given the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties, including those discussed under the captions “Risk Factors” and “Special Note Regarding Forward-Looking Statements”. As a result, although we believe that these sources are reliable, we have not independently verified the information.

Trademarks, Trade Names and Service Marks

We own or otherwise have rights to the trademarks, trade names and service marks, including Heal, Help and Play and others mentioned in this prospectus, used in conjunction with the marketing and sale of our products. Solely for convenience, the trademarks, trade names and service marks may appear in this prospectus without the ® and ™ symbols, but any such references are not intended to indicate, in any way, that we forgo or will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, trade names and service marks. All trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

Basis of Presentation

Unless otherwise indicated, all references in this prospectus to the “Company”, “Sundial”, “we”, “us”, “our” or similar terms refer to Sundial Growers Inc. and its subsidiaries.

Unless otherwise indicated, all references in this prospectus to “Bridge Farm” refer to Bridge Farm Nurseries Limited, its subsidiaries and, subsequent to August 11, 2017, Project Seed Topco Limited, the parent of Bridge Farm Nurseries Limited. We completed the acquisition of Bridge Farm on July 2, 2019.

Presentation of Financial Information

We present our financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB.

The financial statements of the Company that are included in this prospectus consist of:

•	unaudited condensed interim consolidated financial statements of Sundial Growers Inc. for the three months ended March 31, 2019 and 2018; and

•	the audited consolidated financial statements of Sundial Growers Inc. for the ten months ended December 31, 2018 and the years ended February 28, 2018 and 2017.

Bridge Farm presented its financial statements in accordance with IFRS as issued by the IASB.

The financial statements of Bridge Farm that are included in this prospectus consist of:

•	unaudited condensed consolidated financial statements of Project Seed Topco Limited as at and for the three and nine month periods ended March 31, 2019; and

ii

•

the consolidated financial statements of Project Seed Topco Limited as at June 30, 2018 (Successor) and June 30, 2017, June 30, 2016 and July 1, 2015 (Predecessor) and for the period from June 5, 2017 to June 30, 2018 (Successor), for the period from July 1, 2017 to August 10, 2017 (Predecessor), for the year ended June 30, 2017 (Predecessor), and for the year ended June 30, 2016 (Predecessor).

None of the financial statements included herein were prepared in accordance with generally accepted accounting principles in the United States, or US GAAP.

Effective for the fiscal year ended December 31, 2018, we changed our fiscal year end from February 28 to December 31. As a result of this change, the figures presented in our consolidated financial statements for the ten months ended December 31, 2018, or the Transition Period, are not entirely comparable to those for the fiscal years ended February 28, 2018 and 2017. We do not present financial statements for a separate historical period that is comparable to the Transition Period. Following the Transition Period, we will prepare annual consolidated financial statements for each fiscal year ending December 31, beginning with the fiscal year ending December 31, 2019. References in this prospectus to our “fiscal year ended December 31, 2018” shall mean the ten months ended December 31, 2018.

We publish our consolidated financial statements in Canadian dollars and Bridge Farm has historically published its financial statements in British pound sterling. In this prospectus, unless otherwise specified, all monetary amounts are in Canadian dollars, all references to “$”, “C$”, “CDN$”, “CAD$”, and “dollars” mean Canadian dollars, all references to “£”, “pounds” and “pound sterling” mean British pound sterling and all references to “US$” and “USD” mean U.S. dollars. Except with respect to U.S. dollar and British pound sterling, amounts presented as contractual terms or as otherwise indicated, all amounts that are presented in U.S. dollars herein have been translated from Canadian dollars solely for convenience at an assumed exchange rate of $0.7649 per US$1.00, which was the daily exchange rate as of July 3, 2019, as reported by the Bank of Canada and all amounts that are presented in British pound sterling herein have been translated from Canadian dollars solely for convenience at an assumed exchange rate of $0.6083 per £1.00, which was the daily exchange rate as of July 3, 2019, as reported by the Bank of Canada.

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

Presentation of Certain Non-IFRS Measures

In addition to our financial results presented in accordance with IFRS as issued by the IASB, we believe certain non-IFRS measures provide useful information both to management and investors in measuring the financial performance and financial condition of the Company. These measures do not have a standardized meaning prescribed by IFRS (or US GAAP); and, therefore, they may not be comparable to similarly titled measures presented by other companies, and they should not be construed as an alternative to other financial measures determined in accordance with IFRS.

We define Adjusted EBITDA as net income (loss) before finance costs, depreciation and amortization, accretion expense and income tax recovery and excluding increase (decrease) in fair value of biological assets, change in fair value realized through inventory, unrealized foreign exchange loss (gain), share-based compensation expense, asset impairment and (loss)/gain on disposal of property, plant and equipment. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Basis of Presentation—Adjusted EBITDA” for a reconciliation of net loss to Adjusted EBITDA.

Presentation of Share Information

All references to “shares” or “common shares” in this prospectus refer to the common shares of Sundial Growers Inc., no par value.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before deciding to invest in our shares, you should read this entire prospectus carefully, including the sections of this prospectus entitled “Risk Factors”, “Special Note Regarding Forward-Looking Statements”, “Unaudited Pro Forma Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes contained elsewhere in this prospectus. Unless the context otherwise requires, references in this prospectus to the “Company”, “Sundial”, “we”, “us” and “our” refer to Sundial Growers Inc. and its subsidiaries.

Our Company

Sundial’s mission is to proudly craft pioneering cannabis brands to Heal, Help and Play. We view these as three distinct consumer opportunities, defined as follows:

•	Heal – cannabis products used as prescription medicine

•	Help – cannabis products that strive to promote overall health and wellness through CBD

•	Play – cannabis products to enhance social, spiritual and recreational occasions

We intend to pursue these opportunities globally as regulations permit.

As public perceptions and regulations around the world evolve, we believe cannabis is rapidly becoming a consumer good just like any other product in the Consumer Packaged Goods (CPG) industry. We are leveraging our management team’s extensive experience at global blue-chip companies to bring a differentiated, integrated CPG approach to the new cannabis industry that spans insights and analytics, supply chain, marketing and customer management. We believe this holistic and integrated approach gives us a competitive advantage over our peers in the cannabis industry.

In Canada, we currently produce and market premium cannabis for the adult-use (Play) market. In our purpose-built indoor modular grow rooms, we produce high-quality, consistent cannabis in individual, fully controlled room environments. We have established supply agreements with, or been approved to supply cannabis directly to retailers by, five provincial regulating authorities, specifically the Alberta Gaming, Liquor and Cannabis Commission, the Ontario Cannabis Store, the British Columbia Liquor Distribution Branch, Manitoba Liquor and Lotteries, and the Saskatchewan Liquor and Gaming Authority. In addition, we are working to establish supply agreements in all remaining Canadian jurisdictions, as our production capacity allows. Our supply agreements do not contain minimum purchase commitments. We have an initial focus on premium inhalable products to exploit the Play opportunity and will expand our portfolio to edibles, extracts, topicals and other products once legally permitted. We are currently marketing our adult-use products under our Sundial brand and intend to offer products under our Top Leaf and BC Weed Co. brands, among others. We are also actively pursuing Help and Heal opportunities in Canada. In the past, we have entered into agreements to supply other licensed producers in Canada, but we anticipate that we will not make significant sales of cannabis (other than trim) to them beyond 2020.

We plan to enter the rapidly growing global CBD market (Help) with our acquisition of Bridge Farm, a leading agricultural indoor producer of edible herbs and ornamental flowers in the United Kingdom. Bridge Farm provides us with a number of state-of-the-art, fully operational facilities, a hemp cultivation licence at one of Bridge Farm’s facilities and established relationships with a number of large U.K. and multi-national retailers. We intend to produce CBD products at low cost, driven by Bridge Farm’s scale, automation and energy subsidies.

To enhance and differentiate our medical cannabis (Heal) offerings, we are working to build industry-leading research capabilities regarding the use of cannabis and cannabinoids as medical treatments. We have established partnerships with a number of private and public Canadian research institutions, which we are leveraging to facilitate a research-informed approach to identify and develop cannabis strains for medicinal use. In addition, our joint venture with Pathway Rx Inc., or Pathway Rx, uses advanced technology and an extensive library of cannabis strains to identify and customize treatments for a wide range of medical conditions.

Our Industry

(a) In the United States, CBD products are legal in a number of states subject to certain conditions; however, the FDA has stated that under U.S. federal law, it is illegal to market products that add CBD to a food or label CBD as a dietary supplement.

(b) Represents jurisdictions in which CBD products are not prohibited under federal or state controlled substances legislation.

We are currently serving the adult-use cannabis industry in Canada. In October 2018, Canada became the first major industrialized nation to legalize adult-use cannabis (Play) at the federal level. Since then, demand for legal adult-use cannabis products from Canadian consumers has been strong. Deloitte’s 2018 Cannabis Report estimates that the Canadian adult-use cannabis market will reach up to $4.3 billion in 2019. Currently, edible cannabis products, including both solids and beverages, cannabis extracts and cannabis topicals are not yet legal for sale in Canada. The Canadian government has, however, published finalized amendments to the Cannabis Regulations and Schedules to the Cannabis Act, which are not yet in force, to permit the production and sale of cannabis edibles, extracts and topicals by holders of federal licences specific for these product classes. The Canadian federal government has announced that these new additional classes of cannabis will be authorized under the Cannabis Act on October 17, 2019 with legal sale of these additional classes of cannabis expected to commence in December 2019. Processing license holders are required to notify Health Canada at least 60 days before making a new product available for sale. Therefore, the earliest date that notified products in the new classes could be made available for sale to provincially or territorially authorized distributors is expected to be December 16, 2019. We expect that additional countries will also legalize adult-use cannabis, creating the opportunity for us to serve the adult-use market in those other countries in the future, although we cannot predict how long it will take for that to occur.

We plan to begin selling CBD products (Help) in Europe as soon as we start producing CBD products at Bridge Farm’s facilities. The World Health Organization has recently recommended that CBD should no longer be classified as a controlled substance, a move supported by the European Parliament. Certain CBD products have recently been added to the European Union’s Novel Food Catalogue, which will help provide a regulatory framework for EU member states to follow. CBD products have become available in the United Kingdom, Germany, Spain and other European countries. Brightfield Group’s market research estimates the European CBD market will reach US$1.6 billion ($2.1 billion) by 2023. Although we do not currently have plans to address the U.S. CBD market in the near term, recently adopted U.S. federal legislation has legalized hemp-derived CBD products, subject to certain conditions, including compliance with state and federal regulations.

We intend to become a global leader in medical cannabis as the legalization of cannabis for medical purposes (Heal) continues to spread around the world. In Canada, we plan to launch a digital medical platform for direct sales to patients who use cannabis as medicine. In Europe, we have applied for a high-THC cannabis licence to allow us to cultivate medical cannabis in the United Kingdom. Subject to approval, we expect to cultivate medical cannabis at certain of Bridge Farm’s facilities by the end of 2019. As of March 31, 2019, 41 countries have legalized medical cannabis in some form. In addition, the European Parliament passed a resolution calling for the European Union to distinguish between medical and other uses of cannabis, increase funding for research regarding medical cannabis and require insurance coverage for effective cannabis-based medication. We believe that doctors and professionals will increasingly prescribe and recommend cannabis to treat symptoms associated with a wide range of medical conditions, including rheumatism, cancer, epilepsy, depression and anxiety, sleep disorders and auto-immune diseases.

As cannabis products continue to gain acceptance around the world, the cannabis industry, and the laws that govern it, are evolving quickly. As such, we believe that we are well positioned to address a large and growing global legal market. We estimate the global legal and illicit cannabis market to be US$150 billion annually, based on reports from the United Nations.

Our Approach

Play

We are developing high-quality, premium cannabis brands for the adult-use market. We intend to capture a leading position in this market by offering differentiated brands underpinned by premium products that deliver consistent and superior user experiences. We believe that premium inhalable cannabis products will command a significant portion of the Canadian market and will yield higher margins than lower quality brands. We expect increasing price segmentation as the adult-use cannabis industry matures, similar to other CPG industries, such as alcohol and tobacco.

We are currently marketing our adult-use products under our Sundial brand and intend to offer products under our Top Leaf and BC Weed Co. brands, among others. We currently sell Sundial-branded dried flower cannabis and intend to sell additional products in a wide-range of formats, such as pre-rolls, oils, capsules and sublinguals, in accordance with existing regulations. As further regulations permit, we will also offer edibles, beverages, including dried tea products, vape products, concentrates, extracts and topicals.

Our purpose-built indoor modular grow rooms enable us to produce large volumes of high-quality cannabis in small batches. Our individual room-based cultivation format affords us several advantages compared to other growing methods, including optimized and customizable environments for each one of our strains, efficient scaling of our production capacity, higher and more predictable yields and real-time collection of cultivation data and multiple harvests per day. This approach also helps mitigate the risk of crop loss. We believe that the combination of this craft-at-scale cultivation model, our diverse genetic library and our experienced cannabis cultivation team will result in the highest quality cannabis on the market.

By capitalizing on our CPG industry experience and consistently delivering high-quality products, we believe that we can become a trusted and preferred partner to retailers and other distribution partners. We do not operate our own retail stores. We use analytics based on customer and consumer data and research to develop and market superior branded products. We believe that our customer service, value-add tools and focus on the consumer experience will result in consumer loyalty, engagement and retention. Our value-add tools are anticipated to include digital kiosks with interactive content, point-of-sale materials, cannabis journals and customized strain descriptions designed to educate and enhance consumer engagement in compliance with applicable regulations.

Help

There is rapidly growing global consumer demand for products containing CBD, based on the belief it has therapeutic effects and promotes overall wellness. CBD, unlike tetrahydrocannabinol, or THC, does not have any psychotropic effects, making CBD products appealing for broad consumer use.

To date, we have not developed or sold any CBD products. We intend to leverage certain of Bridge Farm’s large-scale, low-cost production facilities to become a leader in the global CBD market, as further regulations permit.

Bridge Farm’s current facility footprint is approximately 1.6 million square feet and plans are in place to expand to approximately 3.6 million square feet. We intend to leverage Bridge Farm’s existing distribution relationships with retailers such as Tesco, Morrisons, Asda (a Walmart subsidiary), Lidl, Amazon and Aldi to launch CBD product sales in the United Kingdom and globally. We have engaged with a few of these retailers, all of whom have expressed interest in selling Bridge Farm’s CBD products. As the global CBD regulatory landscape continues to evolve, we plan to utilize these relationships as well as establish new partnerships with international retailers to become a recognized global CBD leader.

We will transition certain of Bridge Farm’s existing revenue-producing facilities to hemp cultivation in a phased approach. Bridge Farm holds a hemp cultivation licence at its facility located in Spalding, Lincolnshire, United Kingdom, or the Homestead Facility, making it one of the few indoor producers licensed to cultivate hemp in the United Kingdom. Bridge Farm currently cultivates hemp in approximately 40,000 square feet at the Homestead Facility. We expect to transition an additional portion of the Homestead Facility to hemp cultivation by the end of the third quarter of 2019, and we plan to apply for licenses and transition certain of Bridge Farm’s other facilities to hemp cultivation, although we are evaluating the timing for such transition and do not yet have a timetable for doing so. We expect to retain a portion of Bridge Farm’s existing herbs and ornamental flower business and cultivation operations until such time as we would need to transition more space to hemp cultivation and CBD extraction in order to meet demand for our CBD products. See “Business—Current and Planned Facilities—Bridge Farm Facilities”.

Bridge Farm has highly automated, state-of-the-art facilities with advanced plant movement and monitoring technology. Through its use of biomass fuel for heating, Bridge Farm qualifies for a U.K. government credit that more than offsets its energy costs. We believe that Bridge Farm’s scale, automation and energy subsidy will make us a global low-cost producer.

Heal

We intend to become a global leader in medical cannabis. We believe that the medical cannabis market will continue to grow globally as an increasing number of jurisdictions legalize cannabis for medical uses. We have not made any sales of medical cannabis to date. Our Heal approach will initially focus on providing branded prescription cannabis products for patients who use cannabis as medicine. In Canada, we will launch a digital medical platform for direct sales to such patients. In Europe, we have applied for a high-THC cannabis licence to allow us to cultivate medical cannabis in the United Kingdom. Subject to approval, we expect to cultivate medical cannabis at certain of Bridge Farm’s facilities by the end of 2019. We will pursue other international medical cannabis markets as regulations permit. We will also pursue opportunities to export medical cannabis where legally permitted and partner with pharmaceutical companies to develop and market prescription drugs in accordance with applicable regulations.

We also own a 50% interest in Pathway Rx, a company that uses advanced technologies, including machine learning approaches, to screen an extensive library of cannabis strains to identify and customize treatments for a wide range of medical conditions. In the future, we intend to leverage Pathway Rx’s cannabis strains to develop cannabis-based pharmaceutical drugs, including strains targeted towards symptoms associated with cancer, skin disorders, skin protection and rejuvenation, and inflammatory processes. To date, neither we nor Pathway Rx have submitted any potential drug candidates to any regulatory body for approval. If we submit drug candidates for approval to the applicable drug regulatory authorities, the approval process will be lengthy and may not be successful. See “Regulation—Regulatory Framework in Canada—Drug Approval Process” for more information.

In addition, we are working to build industry-leading research capabilities. We are leveraging partnerships with leading research institutions, including the University of Saskatchewan’s Cannabinoid Research Initiative of Saskatchewan, or CRIS, and the University of Calgary’s Cumming School of Medicine, to facilitate a research-informed approach to identify and develop cannabis strains for medical use. We believe this approach differentiates us from our peers and will give us a competitive advantage.

Our Strengths

We believe that we have a differentiated operating model designed to generate superior margins and shareholder returns, underpinned by the following competitive strengths.

Experienced management team brings a differentiated, holistic CPG approach to the emerging cannabis industry

We view cannabis as a consumer packaged good, just like any other CPG product. We designed our operating model based on CPG principles and best practices with the goal of building the leading global branded cannabis company. Our management team has extensive experience working in senior positions with some of the world’s most successful CPG companies, including The Coca-Cola Company, Molson Coors Brewing Company, Diageo plc, Mars, Incorporated and The Kellogg Company. We believe that our leadership team’s holistic CPG expertise in general management, marketing, product development, supply chain management, consumer insights and analytics, sales and customer management differentiates us among our global peers.

Proud cannabis culture, focused on attracting and motivating the best talent

We believe that culture is the only true sustainable competitive advantage. Our corporate values are centered on health, happiness and personal well-being, driven by our shared mission to proudly craft pioneering cannabis brands to Heal, Help and Play. We have created a collaborative working environment where everyone is valued for their contribution to the team and rewarded for their accomplishments. As we rapidly grow our team, we strive to create a culture of co-ownership, including by granting equity to all of our permanent employees. We also continuously invest in training and development programs across all functions and levels of our organization.

Global growth strategy grounded in Heal, Help and Play opportunities with tailored supply chains

We believe consumers primarily use cannabis in three ways: as medicine (Heal), for wellness (Help) and for adult use (Play). We have tailored supply chains that address each market opportunity based on these consumer uses. For Play, we are producing premium cannabis products in purpose-built indoor modular grow rooms. For Help, we will produce CBD products using large-scale, low-cost production facilities and, until such time as our own CBD extraction facilities are operational, CBD extraction arrangements with third parties. For Heal, we will leverage our facilities in Canada and the United Kingdom to optimally produce medical cannabis products, depending on the specific opportunity.

Consumer-centric global brands that deliver premium experiences

Using proven CPG best practices, we leverage deep consumer insights and analytics to develop a portfolio of premium brands and products to meet consumer needs across Heal, Help and Play. Our approach starts with analyzing market trends, transactional and behavioral data and identification of market opportunities. Our portfolio of brands will include Sundial, Top Leaf and BC Weed Co., among others. Some of these will span Heal, Help and Play while others will be tailored to specific opportunities. Core to the establishment of superior brands are high quality and consistent product offerings that are targeted to meet evolving consumer needs. We strengthen our brands through innovative, iterative and targeted product development that leverages a flexible production infrastructure and continuous consumer feedback loops. We intend to target consumers within retail stores through our anticipated in-store digital experiences, including digital kiosks with interactive content, designed to educate and enhance consumer engagement in compliance with applicable regulations. Outside of retail stores, we reach consumers with targeted online and social media marketing, as well as our e-commerce presence, in compliance with applicable regulations. We will also leverage our online platforms to collect data and analytics to drive informed business decisions based on consumer and customer insights. We believe that this approach will result in brands that resonate with consumers, leading to brand recognition and loyalty.

Strong distribution relationships

We intend to become a trusted and preferred partner to our retailer and other distribution partners. Leveraging our deep knowledge of customer and consumer habits and preferences, we will provide products and advice that is tailored to our customers’, and their customers’, needs. Our retail partners include Fire and Flower, High Tide, The Clinic Network, Delta 9 Cannabis, Compass Cannabis Clinic, Innerspirit, and 420 Premium Market, among others. We will provide educational and training tools for retailers and consumers. These tools will include digital kiosks with tablet-based interactive content and other educational materials in compliance with applicable regulations. We believe that our customer service, value-add tools and focus on the consumer experience will be key to customer loyalty, engagement and retention.

We also intend to leverage certain of Bridge Farm’s distribution relationships with retailers such as Tesco, Morrisons, Asda (a Walmart subsidiary), Lidl, Amazon and Aldi to initially launch CBD product sales in the United Kingdom, capitalizing on Bridge Farm’s U.K.-based production and traceable supply chain.

Operating model that strives to deliver optimal profitability for all stakeholders

We believe our integrated CPG operating model will deliver superior benefits for all stakeholders in the value chain. Our focus on the premium segment of the global cannabis market is expected to support higher prices and, as a result, deliver higher margins to our distribution and retail partners, as well as the Company. We also believe that our premium, high quality brands and products will deliver superior consumer experiences, resulting in strong consumer loyalty and advocacy. Our tailored supply chains are intended to optimally balance high quality products and low-cost production, which we believe will further contribute to our superior margins and maximize stakeholder returns over time.

Our Growth Strategies

We intend to be a leader in the global cannabis industry through the following primary strategies.

Expand our production capacity

In the near term, our primary strategy is to expand our production capacity as quickly as possible to meet existing demand in Canada, the United Kingdom and other markets. In Canada, we plan to continue the build-out of our Olds Facility to increase our current annual capacity in Canada from approximately 60 million grams to over 75 million grams by the end of 2019. We expect our annual capacity to reach 95 million grams once our Olds Facility and Merritt Facility are fully constructed and operational. To allow us to meet excess demand on a flexible production schedule, we may from time to time enter into arrangements with third parties to produce cannabis on our behalf. In the United Kingdom, we will begin to convert existing and build new cultivation and extraction space at Bridge Farm to economically produce CBD at scale.

Expand geographic footprint

We expect to have a national sales footprint in Canada as soon as our production capacity allows. By the end of 2019, we expect to have our product available in at least the five Canadian provinces where we currently have supply agreements or have been approved to supply cannabis to retailers, and will pursue supply agreements and approvals with all remaining Canadian jurisdictions through 2020. Subject to capacity and required approvals, we will begin the export of medical cannabis from Canada to priority opportunity markets. When other countries legalize adult-use cannabis, we will move quickly to establish ourselves in these markets, which may include building local infrastructure that replicates our Canadian model. Leveraging our significant capacity in the United Kingdom through Bridge Farm, we will aggressively pursue CBD exports into other European and global markets. We have also applied for a high-THC cannabis licence to allow us to cultivate medical cannabis in the United Kingdom. Subject to approval, we expect to cultivate medical cannabis at certain of Bridge Farm’s facilities by the end of 2019. We will pursue other international medical cannabis markets as regulations permit.

Maximize Play opportunity with new brand and product offerings

As capacity allows, we will launch additional products under our Sundial brand in Canada. These will include multiple tailored offerings of strains and product formats to meet specific consumer needs. We are currently scaling production of multiple new strains to commercial quantities and introducing new strains on an ongoing basis and have received a licence from Health Canada to process cannabis and extract cannabis oil in Canada. We also intend to sell products in a wide range of additional formats, if and when regulations permit, and we receive the requisite Health Canada approvals to do so. We expect that regulations will permit sales of additional product formats and that we will receive the required Health Canada approvals by the end of 2019. In addition to our Sundial brand, we will launch other premium brands, including Top Leaf and BC Weed Co., which will further enhance our market presence and margins. We expect to launch our first products under the Top Leaf brand by the fourth quarter of 2019. We will begin production and commercialization of BC Weed Co. products following the completion and licensing of our Merritt Facility.

Leverage Bridge Farm to establish global CBD brands

We will launch branded CBD offerings in the United Kingdom through Bridge Farm, with an initial focus on health supplements, topicals and vapes, and plan to add additional product formats over time. As production capacity permits, we will expand our CBD offerings into other European and international markets, leveraging Bridge Farm’s existing customer relationships with multi-national retailers such as Tesco, Morrisons,

Asda (a Walmart subsidiary), Lidl, Amazon and Aldi. All of the retailers we have engaged to date have expressed interest in selling Bridge Farm’s CBD products, with some citing its U.K.-based production and traceable supply chain as advantages. We will also work with other international retailers and selected wholesalers to export products into opportunity markets.

Maximize Heal opportunity

In Canada, we plan to launch our medical, direct-to-consumer website and expect sales of medical cannabis in Canada to constitute all or substantially all of our Heal business in the near term. In addition, we intend to target other established markets with strong demand for medical cannabis products, including the United Kingdom and Germany, as early as 2020, and will continue to evaluate these and other opportunities as we scale and develop our production. We intend to build on our strong research partnerships and our Pathway Rx joint venture to develop intellectual property to commercialize functional medicines. We intend to partner with pharmaceutical companies globally to develop and market cannabis as medicine. We further intend to sell and distribute our medical products internationally through partnerships with licensed pharmaceutical wholesalers, who generally have a wide distribution reach and are well-established importers of medical cannabis, especially in Europe. We are also working closely with potential new distribution channels, led by pharmacies, to exploit emerging opportunities as the regulatory framework evolves.

Explore strategic partnerships

Building on our differentiated CPG experience, we believe that we can create a competitive advantage by partnering with national and multi-national companies, including those in the CPG and pharmaceutical industries, across various product categories to jointly develop and market branded cannabis offerings. In addition, we intend to leverage our expertise and relationships to form partnerships with global retailers to pursue distribution arrangements. We also intend to partner with other industry players, nationally and internationally, as opportunities arise.

Pursue accretive acquisitions to supplement our organic growth

The cannabis industry is highly fragmented and as it continues to evolve, we expect significant industry consolidation in existing and new markets. Our management team has witnessed similar developments in other CPG industries, and we believe that our deal-making capabilities and experience will allow us to successfully identify, consummate and integrate acquisitions. As a public company, we will have greater ability to finance acquisitions, including through using our equity as consideration and accessing the capital markets.

Due to the competitive and dynamic nature of the emerging cannabis market and rapid changes in the regulatory environment, we recognize the need to remain flexible so we can react to opportunities and risks as they develop. We will continue to re-evaluate and re-prioritize our strategies to respond to these developments. We are actively fostering a culture of continued agility and exploration since the ability to pivot depending on market dynamics will deliver competitive advantage. We believe that our management team’s deep CPG experience equips us with the expertise and capability to react to market changes more quickly than our competitors.

Acquisition of Bridge Farm

On July 2, 2019, we, through our wholly-owned subsidiary, Sundial UK Limited, acquired all the issued and outstanding shares of Project Seed Topco Limited and its subsidiaries, which we refer to collectively as Bridge Farm, pursuant to a Sale and Purchase Agreement, dated February 22, 2019. The shares were acquired by payment of (i) cash consideration in the amount of £45.0 million, (ii) the issuance of $45 million aggregate principal amount of unsecured notes of Sundial, which have subsequently been converted into 1,500,000 of our common shares and (iii) contingent consideration in the form of earn-out payments of up to an additional 1,000,000 common shares of the Company based on a prescribed formula. The initial deposit of £5 million, required under the Sale and Purchase Agreement, was made on February 22, 2019.

Bridge Farm is a leading supplier of herbs and ornamental flowers including basil, coriander, mint, dill, tulips, roses, and poinsettias in the United Kingdom, which generated revenue of £15.3 million for the period from July 1, 2017 to June 30, 2018. All of these products have been approved by the British Food Standards Agency. We expect to retain a portion of Bridge Farm’s existing herbs and ornamental flower business and cultivation operations until such time as we would need to transition more space to hemp cultivation and CBD extraction in order to meet demand for our CBD products. Bridge Farm’s existing facilities are highly automated, state-of-the-art facilities, with advanced plant movement and monitoring technology. In addition, through its use of biomass fuel for heating, Bridge Farm qualifies for a U.K. government credit that more than offsets its energy costs, further contributing to low production costs.

Bridge Farm holds a hemp cultivation licence at its Homestead Facility, making it one of the few indoor producers licensed to cultivate hemp in the United Kingdom. This licence was granted on December 28, 2018 and is set to expire on December 31, 2021 and we intend to seek renewal of this licence with the U.K. Home Office prior to its expiry. The renewal application will be submitted online and it takes approximately two to four weeks for the U.K. Home Office to review the application and issue its decision. Should the U.K. Home Office not renew or delay the renewal of our licence, or renew our licence on different terms, our ability to recognize the strategic objectives of our acquisition of Bridge Farm could be materially adversely affected. Bridge Farm currently cultivates hemp in approximately 40,000 square feet at the Homestead Facility.

We expect to transition an additional portion of the Homestead Facility to hemp cultivation by the end of the third quarter of 2019, and we plan to apply for licenses and transition certain of Bridge Farm’s other facilities to hemp cultivation, although we are evaluating the timing for such transition and do not yet have a timetable for doing so. See “Business—Current and Planned Facilities—Bridge Farm Facilities”. We have also applied for a high-THC cannabis licence to allow us to cultivate medical cannabis in the United Kingdom. Subject to approval, we expect to cultivate medical cannabis at certain of Bridge Farm’s facilities by the end of 2019. We will pursue other international medical cannabis markets as regulations permit.

We intend to leverage Bridge Farm’s existing distribution relationships with retailers such as Tesco, Morrisons, Asda (a Walmart subsidiary), Lidl, Amazon and Aldi to launch CBD product sales in the United Kingdom. These retailers currently sell Bridge Farm’s herbs and ornamental flowers, and we have already engaged with a few of these retailers to discuss our intended transition of certain of Bridge Farm’s business to hemp cultivation and CBD production. All of the retailers we have engaged to date have expressed interest in selling Bridge Farm’s CBD products, with some citing its U.K.-based production and traceable supply chain as advantages.

Acquisition of Interest in Pathway Rx

On March 13, 2019, we signed a share purchase agreement with Darryl Hudson, Olga Kovalchuk and Igor Kovalchuk, who is our non-executive employee, to acquire 50% of the issued and outstanding shares of Pathway Rx in consideration for an aggregate of 185,500 of our common shares. Pathway Rx is governed by a board of directors, to which we have the right to appoint two of four members. The results of Pathway Rx are included in our financial statements from March 13, 2019, the date of the acquisition, and will continue to be included in our consolidated financial statements in the future. Please see our unaudited condensed interim consolidated financial statements included elsewhere in this prospectus for more information.

Concurrently with the acquisition of our interest in Pathway Rx, we entered into a license agreement, or the Pathway Rx License Agreement, which granted us an exclusive right to use Pathway Rx’s intellectual property in exchange for (i) a royalty of 3% of gross revenues derived from activities which use the intellectual property that is the subject matter of the license agreement, or the Pathway Royalty Activities, which royalty percentage is increased to 5% of gross revenues derived from Pathway Royalty Activities upon the achievement of certain gross revenue milestones in one calendar year, (ii) the grant of up to 175,000 of warrants to purchase our common shares at an exercise price of $2.90 per share, subject to achievement of certain milestone gross revenues derived from the Pathway Royalty Activities, (iii) 50% of net revenues received by the Company from the sale of certain of the licensed products or the use of certain of the licensed intellectual property, and (iv) a fixed payment of $1.4 million, payable in quarterly installments of $87,500 over the first four years of the term of the Pathway Rx License Agreement. The initial term of the Pathway Rx License Agreement is ten years, and it is automatically renewable for consecutive one year terms unless we notify Pathway Rx of the intention not to renew the agreement at least 30 days prior to the expiration of the initial term or the applicable renewal term.

Recent Developments

Acquisition of Brands and Cultivars

On May 1, 2019, we entered into an agreement with Sun 8 Holdings Inc. to acquire Top Leaf, BC Weed Co. and certain other brands, or the Acquired Brands, as well as to complete the acquisition of certain cannabis cultivars, or the Acquired Cultivars. Pursuant to the services and sale agreement with Sun 8 Holdings Inc., or the Sun 8 Sale Agreement, we acquired the world-wide proprietary rights, including copyrights, licences and trademarks, to a portfolio of brand names, designs, domain names and other intellectual property associated with the Acquired Brands, for consideration which includes the issuance of common shares and performance warrants, as well as certain royalties. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Commitments and Obligations—Acquisition of Brands and Cultivars”.

Pursuant to the Sun 8 Sale Agreement, we acquired several award-winning cultivars, such as Sweet J (previously Sweet Jesus), first place sativa flower winner, and Strawberry Cream (previously Voodoo Child), second place hybrid flower winner, both of the High Times Cannabis Cup Canada 2017.

Offering of 8% Convertible Notes

In May 2019, we closed a private placement offering of 8% convertible unsecured promissory notes, or the 8% Convertible Notes, to accredited investors in Canada, the United States and elsewhere in aggregate principal amount of approximately $92.6 million. In July 2019, we issued a further $0.6 million of 8% Convertible Notes to an affiliate of the Canadian chartered bank that provided the Bridge Facility as consideration for past services rendered by the bank in providing the Bridge Facility. Upon the completion of an IPO (as defined in the indenture relating to the 8% Convertible Notes), each holder of the 8% Convertible Notes will have a one-time right to elect to convert all of its 8% Convertible Notes, plus accrued interest thereon, into a number of shares of the Company at a specified discount to the price of such shares offered to the public in connection with the IPO, calculated in accordance with the terms of the indenture.

The proceeds from the sale of the 8% Convertible Notes were used, in part, to repay the Bridge Facility (as defined herein) and otherwise applied to the purchase price for the acquisition of Bridge Farm. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Contractual Commitments and Obligations—8% Convertible Notes”.

SAF Jackson Facility

On June 27, 2019, we entered into a credit agreement, or the SAF Credit Agreement, between SGI Partnership, a general partnership controlled by us, and SAF, a limited partnership controlled by SAF Group, as lender and administrative agent, providing for a secured credit facility, or the SAF Jackson Facility, to be advanced in two tranches totalling $159.575 million, less (i) a 6% original issue discount and (ii) upfront fees totalling up to approximately $2.4 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Commitments and Obligations—SAF Jackson Facility”.

Risk Factors

Investing in our common shares involves a high degree of risk. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our common shares. If any of these risks actually occur, our business, financial condition, results of operations and prospects would likely be materially adversely affected. In such case, the trading price of our common shares would likely decline and you may lose part or all of your investment. Below is a summary of some of the principal risks we face:

•	our industry is new and rapidly developing and may develop in ways that are different from our expectations;

•	we are dependent upon a limited number of facilities that are integral to our business;

•	we intend to target the premium segment of the adult-use cannabis market, which may not materialize, or in which we may not be able to develop or maintain a brand that attracts or retains customers;

•	any failure on our part to comply with applicable regulations could prevent us from being able to carry on our business, and there may be additional costs associated with any such failure;

•	any failure on our or our suppliers’ part to comply with supplier standards established by provincial or territorial distributors could prevent us from accessing certain markets in Canada;

•	we currently sell a significant share of our products to provincial governments through supply contracts that may not generate orders as expected or which may not be renewed;

•	we are constrained by law in our ability to market our products in Canada;

•	we have a limited operating history and a history of net losses, and we may not achieve or maintain profitability in the future;

•	we may be unable to sustain and effectively manage our growth and development;

•	we may be unsuccessful in competing in the overall legal adult-use cannabis market in Canada and any other countries we intend to operate in;

•	consumer preferences may change, and we may be unsuccessful in acquiring or retaining consumers and keeping pace with changing market developments; and

•	the success of Bridge Farm’s business will require the commitment of substantial resources and will depend on the development of the market for CBD products in Europe and elsewhere.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

As a company with less than US$1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or SOX.

We may choose to take advantage of some but not all of these reduced burdens, and therefore the information that we provide to holders of our shares may be different than the information you might receive from other public companies in which you hold equity. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. We currently prepare our consolidated financial statements in accordance with IFRS as issued by the IASB, so we are unable to make use of the extended transition period. However, in the event that we convert to accounting principles generally accepted in the United States (which we do not currently intend to do) while we remain an emerging growth company, we have irrevocably elected to opt out of such extended transition period.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest of the following:

•	the last day of the first fiscal year in which our annual revenues were at least US$1.07 billion;

•	the last day of the fiscal year following the fifth anniversary of this offering;

•	the date on which we have issued more than US$1.0 billion of non-convertible debt securities over a three-year period; and

•

the last day of the fiscal year during which we meet the following conditions: (i) the worldwide market value of our common equity securities held by non-affiliates as of our most recently completed second fiscal quarter is at least US$700 million, (ii) we have been subject to U.S. public company reporting requirements for at least 12 months and (iii) we have filed at least one annual report as a U.S. public company.

Upon the effectiveness of the registration statement of which this prospectus forms a part, we will report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•

the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission, or the SEC, of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

In addition, we will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Even if we no longer qualify as an emerging growth company, so long as we remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

Corporate Information

Sundial Growers Inc. was incorporated under the Business Corporations Act (Alberta), or the ABCA, on August 19, 2006. We have 13 direct and indirect subsidiaries, all of which are wholly-owned, and a 50% interest in Pathway Rx. See “Business—Corporate Information” and “Business—Acquisition of Interest in Pathway Rx”.

Our headquarters, principal executive and registered offices are located at #200, 919 – 11 Avenue SW, Calgary, Alberta, Canada T2R 1P3 and our telephone number is (403) 948-5227. Our website address is www.sundialcannabis.com. The information on or accessible through our website is not part of and is not incorporated by reference into this prospectus, and the inclusion of our website address in this prospectus is only for reference.

The Offering

Common shares offered by us	common shares

Common shares to be outstanding after this offering	common shares

Offering price	US$ per share

Over-allotment option to purchase additional common shares	We have granted the underwriters an option, exercisable within 30 days from and including the date of closing of the offering, to purchase up to an additional common shares to cover over-allotments, if any, in connection with this offering.

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately US$ million, or approximately US$ million if the underwriters exercise their over-allotment option in full, based on an assumed initial public offering price of US$ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting commission and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to fund the expansion of our cultivation and processing facilities, to fund working capital, for future acquisitions and for general corporate purposes. See “Use of Proceeds” for additional information.

Directed share program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of our common shares offered by this prospectus (excluding the common shares that may be issued upon the underwriters’ exercise of their option to purchase additional shares), referred to as the reserved shares, to certain individuals, who may include our officers, directors and employees, as well as friends and family members of our officers and directors. If purchased by persons who are not officers or directors, the shares will not be subject to a lock-up restriction. If purchased by any officer or director, the shares will be subject to a 180-day lock-up restriction.

The number of shares available for sale to the general public, referred to as the general public shares, will be reduced to the extent that these individuals purchase all or a portion of the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Likewise, to the extent demand by these persons exceeds the number of shares reserved for sale in the program, and there are remaining shares available for sale to these persons after the general public shares have first been offered for sale to the general public, then such remaining shares may be sold to these persons at the discretion of the underwriters. For further information regarding our directed share program, see “Certain Relationships and Related Party Transactions” and “Underwriting.”

Proposed Nasdaq trading symbol for our common shares	“SNDL”

Risk Factors	You should carefully read the section entitled “Risk Factors” and other information included in this prospectus for a discussion of factors that you should consider before deciding to invest in our common shares.

The number of common shares to be outstanding after this offering is based on 48,878,260 shares outstanding as of June 30, 2019 and excludes:

•

up to 6,809,985 shares that may be issued as of June 30, 2019 to holders of our 12% unsecured subordinated convertible notes, or the 12% Convertible Notes, comprised of (i) 4,539,990 shares issuable upon the conversion of our 12% Convertible Notes and (ii) 2,269,995 shares issuable in connection with the exercise of the common share purchase warrants to be granted upon conversion of our 12% Convertible Notes, each in accordance with its terms;

•

up to shares issuable in connection with the potential conversion of our 8% Convertible Notes upon the completion of this offering at the option of the holders thereof, assuming a conversion price of $              per share, which is equal to     % (the discount to offering price prescribed in the indenture governing the 8% Convertible Notes) of $              per share (the mid-point of the estimated price range per common share for this offering);

•	up to 1,000,000 shares that may be issued in the form of earn-out payments to the sellers of Bridge Farm (see “Business—Acquisition of Bridge Farm”);

•

up to 1,125,000 shares that may be issued upon the exercise of performance warrants, held by Sun 8 Holdings Inc., which are exercisable at an exercise price of $1.50 per share and vest annually over five years, beginning on March 31, 2020, in amounts contingent upon the achievement of certain revenue milestones (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Commitments and Obligations—Acquisition of Brands and Cultivars”);

•

up to 175,000 shares that may be issued upon the exercise of warrants issuable to Pathway Rx, subject to achievement of certain milestone gross revenues derived from the Pathway Royalty Activities (see “Business—Acquisition of Interest in Pathway Rx”);

•

up to             shares issuable to SAF Jackson II LP, or SAF, pursuant to the exercise of warrants at an exercise price of $              per share and             up to             shares issuable to SAF pursuant to the exercise of warrants at an exercise price of $             per share (in each case assuming an offering price of $             , being the midpoint of the price range set forth on the cover page of this prospectus), in connection with the SAF Jackson Facility (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Commitments and Obligations—SAF Jackson Facility”);

•	up to 9,557,430 shares that may be issued upon the exercise of outstanding simple and performance warrants, of which 2,713,263 are vested and exercisable as of June 30, 2019; and

•	up to 2,800 shares reserved for future issuance under our employee equity incentive plan, or our Harvest Club Plan, as of June 30, 2019.

Subsequent to June 30, 2019, we issued 1,500,000 of our common shares as part of the consideration for the acquisition of Bridge Farm. See “Business—Acquisition of Bridge Farm”.

Unless we specifically state otherwise, all information in this prospectus assumes (i) no exercise by the underwriters of their over-allotment option to purchase up to an additional              common shares from us

and (ii) a             for             split of our shares, which will occur prior to the closing of this offering.

Summary Historical Consolidated Financial and Other Data

The following tables present summary historical consolidated financial and other data for our business. We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information under the captions “Capitalization”, “Selected Historical Consolidated Financial Data”, “Unaudited Pro Forma Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

We have derived the summary consolidated statements of loss and comprehensive loss data for the three months ended March 31, 2019 and March 31, 2018, and the summary consolidated statement of financial position data as at March 31, 2019, from our unaudited condensed interim consolidated financial statements included elsewhere in this prospectus, and for the fiscal years ended December 31, 2018, February 28, 2018 and February 28, 2017 from our audited consolidated financial statements included elsewhere in this prospectus. The unaudited condensed interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for those periods. Our historical results are not necessarily indicative of the results that should be expected in any future period and results for the interim period are not necessarily indicative of the results of any future period the full year.

Consolidated Statements of Loss and Comprehensive Loss Data:	Three months ended		Fiscal years ended
(in thousands, except per share data)	March 31, 2019	March 31, 2018	December 31, 2018(1)	February 28, 2018	February 28, 2017
	(Unaudited)
Gross revenue	$1,691	$—	$—	$—	$—
Excise taxes	192	—	—	—	—

Net revenue	1,499	—	—	—	—
Cost of sales	778	—	—	—	—

Gross margin before fair value adjustments	721	—	—	—	—
Increase (decrease) in fair value of biological assets	692	366	(1,280)	366	—
Change in fair value realized through inventory	80	—	—	—	—

Gross margin	1,493	366	(1,280)	366	—

General and administrative	5,074	1,602	8,830	3,169	1,420
Sales and marketing	1,212	820	2,380	1,274	—
Research and development	95	494	275	413	—
Pre-production expenses(2)	—	637	6,457	1,249	—
Depreciation and amortization	120	163	920	411	80
Foreign exchange (gain)/loss	(269)	1	141	—	—
Accretion expense	—	—	—	—	29
Share-based compensation expense	12,625	1,561	6,889	4,551	—
Asset impairment	162	2,184	523	2,184	—

Loss from operations	(17,526)	(7,096)	$(27,695)	$(12,885)	$(1,529)

Finance costs	(2,785)	—	(28,814)	(75)	(37)
(Loss)/gain on disposal of property, plant and equipment	—	(52)	(17)	(35)	12
Sub-lease income	—	—	—	—	9

Loss before tax	(20,311)	(7,148)	(56,526)	(12,995)	(1,545)
Income tax recovery	3,609	—	—	—	—

Net loss and comprehensive loss	(16,702)	(7,148)	$(56,526)	$(12,995)	$(1,545)

Net loss and comprehensive loss attributable to:
Sundial Growers Inc.	(16,702)	(7,148)	$(56,526)	$(12,995)	$(1,545)
Non-controlling interest	—	—	—	—	—

Basic and diluted loss per share(3)	$(0.38)	$(0.19)	$(1.31)	$(0.37)	$(0.07)
Other Data:
Adjusted EBITDA(4):	$(5,524)	$(3,554)	$(18,083)	$(6,105)	$(1,411)

(1)	Fiscal year ended December 31, 2018 consists of the ten months ended December 31, 2018.
(2)

Our pre-production expenses for the fiscal year ended December 31, 2018 include approximately $3.3 million related to reserves taken by management associated with our non-delivery of cannabis under certain legacy supply agreements with other licensed cannabis producers. See “Business—Legal Proceedings”.

(3)

See Note 16 to our unaudited condensed interim consolidated financial statements and Note 12 to our audited consolidated financial statements included elsewhere in this prospectus for further details regarding the calculation of basic and diluted loss per share for the three months ended March 31, 2019 and 2018, and the fiscal years ended December 31, 2018 and February 28, 2018 and 2017, respectively.

(4)

We define Adjusted EBITDA as net income (loss) before finance costs, depreciation and amortization, accretion expense and income tax recovery and excluding increase (decrease) in fair value of biological assets, change in fair value realized through inventory, unrealized foreign exchange loss (gain), share-based compensation expense, asset impairment and (loss)/gain on disposal of property, plant and equipment. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Basis of Presentation—Adjusted EBITDA” for a reconciliation of net loss to Adjusted EBITDA.

The pro forma statement of financial position data below gives effect to the Bridge Farm acquisition as if it occurred on March 31, 2019 and entry into the SAF Jackson Facility. See “Unaudited Pro Forma Financial Information”. The pro forma as adjusted statement of financial position data below gives effect to the Bridge Farm acquisition, the entry into the SAF Jackson Facility and also to the issuance of              shares in this offering at an assumed initial public offering price of US$             per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting commission and estimated offering expenses payable by us (excluding the potential exercise by the underwriters of their over-allotment option). The pro forma and pro forma as adjusted data included in the summary consolidated statement of financial position data is unaudited and is provided for illustrative purposes only.

Consolidated Statement of Financial Position Data:	As at March 31, 2019
(in thousands)	Actual	Pro Forma	Pro Forma As Adjusted
	(Unaudited)
Cash and cash equivalents(1)	$13,005	$28,771	$
Biological assets	6,222	10,862
Inventory	5,049	7,900
Total Assets	$172,900	$386,941	$

Current debt(2)	$70,331	$88,154	$
Total Liabilities	165,308	352,874
Share capital(3)	84,229	110,704
Total Shareholders’ Equity	$2,713	$29,188	$

Total Liabilities and Shareholders’ Equity	$172,900	$386,941

(1)	Excludes $350,000 of restricted cash.
(2)

Actual current debt comprises (i) $43.9 million representing the current portion of debt and (ii) $26.4 million representing the current liability component of 12% Convertible Notes. On a pro forma and pro forma as adjusted basis, current debt also includes $18.5 million representing the current portion of promissory notes.

(3)

Excludes (i) up to 6,809,985 shares that may be issued to holders of our 12% Convertible Notes, comprised of 4,539,990 shares issuable upon the conversion of our 12% Convertible Notes and up to 2,269,995 shares issuable in connection with the exercise of the common share purchase warrants to be granted upon conversion of our 12% Convertible Notes, each in accordance with its terms; (ii) up to 1,000,000 shares that may be issued in the form of earn-out payments to the sellers of Bridge Farm (see “Business—Acquisition of Bridge Farm”); (iii) up to 1,125,000 shares that may be issued upon the exercise of performance warrants, held by Sun 8 Holdings Inc., which are exercisable at an exercise price of $1.50 per share and vest annually over five years, beginning on March 31, 2020, in amounts contingent upon the achievement of certain revenue milestones (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Commitments and Obligations—Acquisition of Brands and Cultivars”); (iv) up to 9,557,430 shares that may be issued upon the exercise of outstanding simple and performance warrants, of which 2,684,263 were vested and exercisable as of March 31, 2019; (v) up to              shares issuable to SAF, pursuant to the exercise of warrants at an exercise price of $              per share and              up to shares issuable to SAF pursuant to the exercise of warrants at an exercise price of $              per share (in each case assuming an offering price of $              , being the midpoint of the price range set forth on the cover page of this prospectus), in connection with the SAF Jackson Facility (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Commitments and Obligations—SAF Jackson Facility”); (vi) up to 23,200 of our common shares reserved for issuance under our Harvest Club Plan as of March 31, 2019 (see “Description of Share Capital—Common Shares”); and (vii) up

to 175,000 shares that may be issued upon the exercise of warrants issuable to Pathway Rx, subject to achievement of certain milestone gross revenues derived from the Pathway Royalty Activities (see “Business—Acquisition of Interest in Pathway Rx”).

Estimated Preliminary Results for the Three Months Ended June 30, 2019 (unaudited)

Presented below are certain estimated preliminary financial results for the three months ended June 30, 2019. These ranges are based on the information available to us at this time. We have provided ranges, rather than specific amounts, because these results are preliminary. As such, our actual results may vary materially from the estimated preliminary results presented here and will not be finalized until after we close this offering. We have not identified any unusual or unique events or trends that occurred during the period that we believe will materially affect these estimates.

These are forward-looking statements and may differ from actual results. These estimates should not be viewed as a substitute for our full interim or annual financial statements prepared in accordance with IFRS. Accordingly, you should not place undue reliance on this preliminary data. Please refer to the section titled “Special Note Regarding Forward-Looking Statements.” These estimated preliminary results should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus. For additional information, please see the section titled “Risk Factors.”

This data has been prepared by, and is the responsibility of, management. Our independent registered public accounting firm, KPMG LLP, or KPMG, has not audited, reviewed, compiled, or performed any procedures with respect to the preliminary financial results. Accordingly, KPMG does not express an opinion or any other form of assurance with respect thereto.

Our gross revenue for the three months ended June 30, 2019 is expected to be between $19.0 million and $21.0 million. We did not have any gross revenue for the comparative three months ended June 30, 2018.

Our net revenue for the three months ended June 30, 2019 is expected to be between $18.0 million and $20.0 million. We did not have any net revenue for the comparative three months ended June 30, 2018.

RISK FACTORS

This offering and investing in our common shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, before deciding to invest in our common shares. Other risks and uncertainties that we do not presently consider to be material, or of which we are not presently aware, may become important factors that affect our future financial condition and results of operations. If any of the following risks actually occurs, our business, financial condition, results of operations, liquidity and prospects could suffer materially, the trading price of our common shares could decline and you could lose all or part of your investment. See also “Special Note Regarding Forward-Looking Statements”.

Risks Related to Our Business and Our Industry

Cannabis for adult use only recently became legal in Canada. As a result, the industry and the regulations governing the industry are rapidly developing, and if they develop in ways that differ from our expectations, our business and results of operations may be adversely impacted.

Bill C-45, An Act respecting cannabis and to amend the Controlled Drugs and Substances Act, the Criminal Code and other Acts, or the Cannabis Act, federally legalized adult-use (non-medical) cannabis in Canada effective as of October 17, 2018. Under the Cannabis Act, each province and territory of Canada has the ability to separately regulate the distribution and sale of cannabis within such province or territory, and the laws (including associated regulations) adopted by each province and territory may vary significantly. Each Canadian province and territory has enacted and implemented regulatory regimes for the distribution and sale of cannabis for adult use; however, there is no guarantee that provincial and territorial legislation regulating the distribution and sale of cannabis for adult use, or the application and enforcement of such legislation, will not change in the future. Any such change could result in significant additional compliance or other costs and may make participation in such markets uneconomical. Since cannabis was only recently legalized in Canada, there may be inconsistencies in the interpretation and enforcement of the Cannabis Act and the Cannabis Regulations (SOR/2018-144), or the Cannabis Regulations, and associated provincial and territorial rules and regulations. In addition, Health Canada has experienced delays in approving applications for new licences, capacity expansions and employee security checks, including with respect to the expansion of our Olds Facility and the approval of certain members of our management to perform functions requiring regulatory approval. Additional inconsistencies, changes or delays could have a material adverse effect on our business and results of operations.

In addition, regulations are continuing to be developed for different aspects of the adult-use cannabis industry in Canada. For example, on June 26, 2019, Health Canada published amendments to the Cannabis Regulations to expand the permitted formats for products that contain or are derived from cannabis to include edible cannabis, cannabis extracts and cannabis topicals. These regulations will come into force on October 17, 2019 and sales of edible cannabis, cannabis extracts and cannabis topicals are expected to begin no earlier than December 16, 2019. While we intend to offer edible cannabis products once legal and will assess the final rules and regulations once effective, the regulations and market for such products and adult-use cannabis generally may not develop, or may not develop as we expect or on the timeline that we expect, which could have a material adverse effect on our business and results of operations.

The federal and provincial or territorial legislation and regulatory regimes for cannabis products also include excise duties payable by licensed cannabis producers on adult-use cannabis products, in addition to goods and services tax or harmonized sales tax in certain provinces and territories. The rate of the excise duties for cannabis products varies by province and territory. Any significant increase in the rate of excise duties on cannabis products in the future could reduce consumer demands for cannabis products and adversely impact the adult-use cannabis industry and market in general. In addition, any increase in the rate of excise duties on cannabis products in the future could reduce our margins and profitability in the event that we could not or chose not to pass along such increases to consumers.

We are dependent upon regulatory approvals and licences for our ability to grow, process, package, store and sell cannabis and other products derived therefrom, and these regulatory approvals are subject to ongoing compliance requirements, reporting obligations and fixed terms requiring renewal.

Our Canadian business operations are dependent on licences issued by Health Canada. Our licence for our Olds Facility expires on September 14, 2021, and our licence for our facility located in Rocky View, Alberta, or our Rocky View Facility, expires on June 12, 2020. Each of these licences was issued for a period of three years. A holder of a cannabis licence under the Cannabis Act and Cannabis Regulations must apply to renew its licence on or before the licence expiry date. Following receipt of the renewal application, Health Canada will (i) confirm the security clearance status of all relevant individuals; (ii) confirm the status of fees paid (if applicable) and (iii) confirm the status of licences issued by the Canada Revenue Agency under the Excise Act, 2001 (if applicable). Health Canada may also conduct an inspection to verify compliance or ask the licence holder to provide additional information. A renewed license with a new expiry date will be issued once Health Canada confirms that all requirements have been met. Cannabis license holders can apply to renew their licence up to four months before the licence expires. Failure to comply with the requirements of the licences or any failure to renew the licences would have a material adverse impact on us. There can be no guarantee that Health Canada will renew our licences, or that such renewals will occur in a timely fashion or on terms similar to our existing licences or otherwise acceptable to us. Any new facilities or the expansion of our business at existing facilities requires the approval of Health Canada, and there is no guarantee that Health Canada will grant such approvals. We have applied to expand capacity at our Olds Facility and to build and licence our Merritt Facility, for the cultivation of cannabis. Our ability to expand our production capacity depends on our ability to obtain such approvals. Health Canada requires new applicants for cannabis licences under the Cannabis Act to have a fully built site that meets all the requirements of the Cannabis Regulations at the time of their application, as well as satisfying other application criteria. Further, according to Health Canada, it will not substantively review our licence applications until the facilities associated with such licence applications are fully constructed and meet all the requirements of the Cannabis Regulations. Any delay in renewing or granting a licence, revocation of an existing licence, refusal to grant a licence or change in the terms of licence could materially adversely impact our expected future operations.

Pursuant to the Cannabis Act, only industrial hemp or cannabis used for medical or scientific purposes may be imported into or exported from Canada. Any such import or export requires a permit. In the future, we may seek permits to import or export cannabis and cannabis products. If we do not receive the required permits or receive licences with limitations that we do not expect, our ability to import and export cannabis and cannabis products could be materially adversely affected.

Bridge Farm currently holds a hemp cultivation licence granted by the U.K. Home Office at one of its facilities and cultivates hemp in a portion of this facility. This licence was granted on December 28, 2018 and is set to expire on December 31, 2021, and we intend to seek renewal of this licence with the U.K. Home Office prior to its expiry. The renewal application is submitted online and it takes approximately two to four weeks for the U.K. Home Office to review the application and issue its decision. Should the U.K. Home Office not renew or delay the renewal of our licence, or renew our licence on different terms, our ability to recognize the strategic objectives of our acquisition of Bridge Farm could be materially adversely affected.

We intend to expand internationally, and our ability to operate in foreign jurisdictions is dependent on our ability to obtain and comply with the necessary regulatory licences and requirements. Additional government licences may be required in the future in connection with our operations, in addition to other known and unknown permits and approvals which may be required, including with respect to our Canadian and foreign operations. To the extent such permits and approvals are required and not obtained, we may be prevented from operating or expanding our business.

We intend to target the premium segment of the adult-use cannabis market, which may not materialize, or in which we may not be able to develop or maintain a brand that attracts or retains customers.

We intend to target users of cannabis in the Canadian adult-use cannabis market who are looking for premium products; however, such a market may not materialize or be sustainable. If this premium market does materialize, we may not be successful in creating and maintaining consumer perceptions of the value of our premium products. The promotion of cannabis is strictly regulated in Canada. For example, promotion is largely restricted to the place of sale and subject to prescribed conditions set out in the Cannabis Act and the Cannabis Regulations. Among other restrictions, the Cannabis Act prohibits testimonials and endorsements, lifestyle branding and promotion that is appealing to young persons. Such restrictions on advertising, marketing and the use of logos and brand names, and other restrictions on advertising imposed by Canadian federal or provincial laws or regulations, or similar regulations imposed in other jurisdictions, may prevent us from creating and maintaining consumer perceptions in the value of our premium products and establishing ourselves as premium producers. If we cannot successfully enter into or compete in the premium market, we may face significant challenges in gaining or maintaining a market share in Canada or in other cannabis markets in which we intend to operate, or we may be forced to sell our products at a lower price, which may materially adversely affect our results of operations.

Our success depends, in part, on our ability to attract and retain customers who in turn sell to ultimate consumers of cannabis and cannabis-related products. To do this, we are dependent upon, among other things, continually producing desirable and effective products and the continued growth in the aggregate number of adult-use cannabis consumers. We have made significant investments in enhancing our brand to attract consumers. Subject to the applicable legal restrictions, we expect to continue to make significant investments to promote our current products to new consumers and new products to current and new consumers. Such campaigns can be expensive and may not result in increased sales. If we are unable to attract new consumers, we may not be able to increase our sales.

Any failure on our part to comply with applicable regulations could prevent us from being able to carry on our business, and there may be additional costs associated with any such failure.

Our business activities are heavily regulated in all jurisdictions where we do business. Our operations are subject to various laws, regulations and guidelines by governmental authorities, including Health Canada, relating to the cultivation, processing, manufacture, marketing, management, distribution, transportation, storage, sale, packaging, labelling, pricing and disposal of cannabis and cannabis products. In addition, we are subject to laws and regulations relating to employee health and safety, insurance coverage and the environment. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over our activities, including the power to limit or restrict business activities as well as impose additional disclosure requirements on our products and services.

Health Canada inspectors routinely assess our facilities for compliance with applicable regulatory requirements. Any failure by us to comply with the applicable regulatory requirements could:

•	require extensive changes to our operations;

•	result in regulatory or agency proceedings or investigations;

•	result in the revocation of our licences and permits, increased compliance costs;

•	result in damage awards, civil or criminal fines or penalties;

•	result in restrictions on our operations;

•	harm our reputation; or

•	give rise to material liabilities.

There can be no assurance that any future regulatory or agency proceedings, investigations or audits will not result in substantial costs, a diversion of management’s attention and resources or other adverse consequences to our business.

Achievement of our business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and obtaining all necessary regulatory approvals for the cultivation, processing, production, storage, distribution, transportation, sale, import and export, as applicable, of our products. Any failure to comply with the regulatory requirements applicable to our operations may lead to possible sanctions, including:

•	the revocation or imposition of additional conditions on licences to operate our business;

•	the suspension or expulsion from a particular market or jurisdiction or of our key personnel;

•	the imposition of additional or more stringent inspection, testing and reporting requirements;

•	product recalls or seizures; and

•	the imposition of fines and censures.

In addition, changes in regulations, government or judicial interpretation of regulations, or more vigorous enforcement thereof or other unanticipated events could require extensive changes to our operations, increase compliance costs or give rise to material liabilities or a revocation of our licences and other permits. Furthermore, governmental authorities may change their administration, application or enforcement procedures at any time, which may adversely impact our ongoing regulatory compliance costs. There is no assurance that we will be able to comply or continue to comply with applicable regulations.

Any failure on our or our suppliers’ part to comply with supplier standards established by provincial or territorial distributors could prevent us from accessing certain markets in Canada.

Government-run provincial and territorial distributors in Canada require suppliers to meet certain service and business standards, and routinely assess their suppliers for compliance with these standards. For example, our current supply agreement with the Alberta Gaming, Liquor and Cannabis Commission, or the AGLC, permits the AGLC to inspect and test our products for compliance with a rigorous set of criteria, including packaging, labelling, timing and stated quality test results. We are also pursuing arrangements with third parties to produce cannabis on our behalf to supplement internal production. Any failure by us or our third-party suppliers to comply with such standards could result in our being disqualified as a supplier and could lead to the termination or cessation of orders under existing or future supply contracts. Further, provincial and territorial purchasers, including the AGLC, may terminate or cease ordering under existing contracts at any time without cause. If any of the foregoing events were to occur, our access to such markets may be limited or eliminated.

We currently sell, and expect to continue to sell, a significant share of our product to provincial governments through supply contracts that may not generate orders as expected or which may not be renewed.

Under the terms of our licences and the Cannabis Act, we are restricted as to whom we can sell our cannabis products. We currently, and expect to continue to, derive a significant portion of our revenues from supply agreements with Canadian provincial and territorial governments, including through our agreement with the AGLC. We have also signed supply agreements with the Ontario Cannabis Store, or the OCS, and the BC Liquor Distribution Branch, or the BCLDB, Manitoba Liquor and Lotteries, or MLL, and have had our application to supply cannabis to the Saskatchewan market approved by the Saskatchewan Liquor and Gaming Authority, or the SLGA. We also intend to expand our offerings to other provincial and territorial governments across Canada.

Our provincial or territorial supply agreements do not contain purchase commitments or otherwise obligate the purchaser to buy a minimum or fixed volume of products from us. As a result, the amount of cannabis that the AGLC, the OCS, the BCLDB and MLL, or, collectively, Provincial Buyers, may purchase under our supply agreements, or its price, may deviate significantly from our expectations. In addition, our revenues could fluctuate materially in the future and could be materially and disproportionately impacted by the purchasing decisions of the Provincial Buyers and any other future government purchasers. If any of the Provincial Buyers decides to purchase lower volumes of products from us than we expect, insists on a price that is lower than we expect, alters its purchasing patterns at any time with limited notice, decides not to continue or begin to purchase our cannabis products at all or does not renew its agreement with us on similar terms or other terms acceptable to us, our revenues could be materially adversely affected.

Trade of cannabis for non-medical purposes within Canada may be restricted by the Canadian Free Trade Agreement.

We have entered into supply agreements with the Provincial Buyers for the supply of adult-use cannabis and cannabis derivative products. We have also been cleared by the SLGA to supply cannabis to retail and wholesale permit holders in Saskatchewan. The Canadian Free Trade Agreement, which generally reduces or eliminates the barriers to the free movement of persons, goods, services, and investments within Canada, specifically excludes cannabis for non-medical purposes from its scope and instead leaves the intra-Canadian movement of non-medical cannabis to future negotiations among the provinces and territories. There is a risk that the outcome of the negotiations will result in the interprovincial and interterritorial trade of cannabis for non-medical purposes in Canada being entirely restricted or subject to conditions that will negatively impact our ability to sell cannabis in provinces and territories in which we do not have cultivation and production facilities, including those in which we have already executed agreements or been approved to supply cannabis to retailers.

We are dependent upon a limited number of facilities that are integral to our business.

As of the date of this prospectus, all our cultivation and production activities are conducted at our Olds Facility and Rocky View Facility, and our licences from Health Canada are specific to those facilities. Disruptions at, or adverse changes or developments affecting, our Olds Facility or Rocky View Facility, including municipal rezoning, facility design errors, environmental pollution, equipment or process failures, production errors, disease or infestation of our crops, fires, breakdowns of our sewage system, explosions, power failures, natural disasters or security failures, could materially adversely impact our production of cannabis. For example, a fire at our Olds Facility in December 2018 damaged a portion of our crops and caused some delays in our production cycle. In addition, any failure to comply with regulatory requirements under the Cannabis Act could result in the suspension or termination of our Health Canada licences and could have an adverse impact on our ability to renew such licences.

We are in the process of expanding our Olds Facility and are in the process of planning construction of a new facility in Merritt, British Columbia. We expect that the expanded and additional facility will increase our cultivation, growing, processing and distribution capacity; however, licensing or construction delays or cost over-runs in respect to the development of these facilities could delay, diminish or prevent our ability to produce cannabis at these facilities. Furthermore, we are required to fully construct such facilities or expansions and ensure that such facilities or expansions are compliant with the requirements of the Cannabis Regulations prior to receiving Health Canada approval. There is no guarantee that Health Canada will approve the new facility or the contemplated expansion at our Olds Facility and any delay or failure to receive approval could adversely affect our business and results of operations. The final amount of our capital expenditures relating to the development of our Merritt Facility may be significantly greater than anticipated, in which case we may be required to curtail or delay such construction, which could reduce our planned production capacity. In addition, we may be required to raise additional capital, which may not be available on acceptable terms or at all.

We are pursuing arrangements with third parties to produce cannabis on our behalf to supplement internal production. If we are unsuccessful in scaling operations at our facilities, we may need to procure cannabis from third parties in a greater amount than we expect, which may be at a higher price than our own cost to produce, which would have a negative impact on our gross margin. Additionally, cannabis produced by third parties may not meet our quality standards or regulatory requirements and may not be delivered on a timely basis, which may cause shortages in our inventory, resulting in our inability to deliver cannabis under our contractual obligations in a timely manner, to the required specifications, or at all.

In addition, we do not currently have extraction capabilities and, until we develop such capabilities, we will be reliant on third parties to extract THC and CBD for use in various product offerings. Such third-party extraction may cost more than we anticipate, which would negatively impact our margins. In addition, such third-party extraction may not be delivered on schedule, meet our standards of quality or comply with applicable regulatory requirements, any of which may cause inventory shortages and cause us to fail to deliver certain offerings on a timely basis or at all.

The legal cannabis market is a relatively new industry. As a result, the size of our target market is difficult to quantify, and investors will be reliant on their own estimates on the accuracy of market data.

Because the cannabis industry is in a nascent stage, there is a lack of information about comparable companies available for potential investors to review in deciding about whether to invest in us and, few, if any, established companies whose business model we can follow or upon whose success we can build. Accordingly, investors should rely on their own estimates regarding the potential size, economics and risks of the cannabis market in deciding whether to invest in our common shares. We are an early-stage company that has not generated net income. There can be no assurance that our growth estimates are accurate or that the cannabis market will be large enough for our business to grow as projected.

Although we are committed to researching and developing new markets and products and improving existing products, there can be no assurances that such research and market development activities will prove profitable or that the resulting markets or products, if any, will be commercially viable or successfully produced and marketed. We must rely largely on our own market research to forecast sales and design products as detailed forecasts and consumer research are not generally obtainable from reliable third-party sources in Canada and in other international jurisdictions.

In addition, there is no assurance that the industry and market will continue to exist and grow as currently estimated or anticipated or function and evolve in the manner consistent with management’s expectations and assumptions. We could also be subject to other events or circumstances that that adversely affect the cannabis industry, such as the imposition of further restrictions on sales and marketing or further restrictions on sales in certain areas and markets.

The adult-use cannabis market in Canada has experienced, and may in the future experience, supply and demand fluctuations.

There has been a shortfall in supply in the Canadian adult-use cannabis market since legalization. We believe such supply shortages have led to increased prices, increases in out-of-stocks and the consumers opting to buy cannabis on the illicit market. Although we and other licensed producers have increased capacity, there is no guarantee that such entities will be able to produce enough cannabis to meet existing demand. Such demand, however, may not be sustained and the increase in production may result in over-supply and lower prices. If our inventory levels in the future become greater than consumer demand, we may have to engage in sale of excess inventory at discounted prices, which could significantly impair our brand image. Conversely, if we underestimate demand for our products, we may experience inventory shortages, which might delay shipments to customers, reduce revenue, negatively impact customer relationships and diminish brand loyalty. In addition, demand for cannabis and cannabis products is dependent on a number of social, political and economic factors that are beyond our control, including the novelty of legalization, which may wear off. A material decline in the economic conditions affecting consumers can cause a reduction in disposable income for the average consumer, change consumption patterns and result in a reduction in spending on cannabis products or a switch to other products obtained through illicit channels. There can be no assurance that market demand for cannabis will continue to be sufficient to support our current or future production levels or that we will be able to generate sufficient revenue to be profitable.

We are constrained by law in our ability to market our products in Canada.

The development of our business and operating results may be hindered by applicable restrictions on production, sales and marketing activities imposed on us and other licensed producers under the Cannabis Act by Health Canada. All products we distribute into the Canadian adult-use market are subject to restrictions with respect to product formats, product packaging and labelling. In addition, the Cannabis Act regulates our marketing activities, including prohibitions on testimonials and endorsements, lifestyle branding, and promotion that is appealing to young persons. Each Canadian province and territory has also enacted regulatory regimes for the distribution and sale of cannabis for adult-use purposes within its jurisdiction. As such, our portfolio of brands and products must be specifically tailored, and our marketing activities carefully structured, to comply with individual provincial and territorial rules and regulations. These restrictions may preclude us from establishing our branding, effectively marketing our cannabis products or competing for market share, and may impose costs on us that cannot be absorbed through increased selling prices for our cannabis products.

We have a limited operating history and a history of net losses, and we may not achieve or maintain profitability in the future.

We were incorporated in 2006, began cultivating cannabis in 2012, and started selling cannabis in 2018 after the federal legalization of adult-use cannabis in Canada. We have yet to generate an annual profit. We generated a net loss of $16.7 million, $56.5 million, $13.0 million and $1.5 million for the three months ended March 31, 2019 and the fiscal years ended December 31, 2018, February 28, 2018 and February 28, 2017, respectively, and also had negative operating cash flows for each of these periods. Our accumulated deficit as of March 31, 2019 was $105.6 million. We will continue to expend significant funds to increase our growing and production capacity, fund our planned capital investments in Bridge Farm, invest in research and development, expand our marketing and sales operations and meet the increased compliance requirements associated with our transition to, and operation as, a public company. As we continue to grow, we expect the aggregate amount of our operating expenses will also continue to increase and we may not achieve or maintain profitability.

We are an early-stage company, and our efforts to grow our business may be more costly than we expect and we may not generate enough revenue to offset our operating expenses. We may incur significant losses in the future for a number of reasons, including as a result of unforeseen expenses, difficulties, complications and delays in obtaining governmental licences and the other risks described in this prospectus. The amount of any future losses will depend, in part, on our ability to generate revenue on the one hand and any increases in our expenses on the other hand. If we continue to incur losses in the future, the net losses and negative cash flows incurred to date, together with any such future losses, will have an adverse effect on our shareholders’ equity and working capital. Because of the numerous risks and uncertainties associated with our business and industry, we are unable to accurately predict when, or if, we will be able to achieve profitability. Even if we achieve profitability at some point in the future, we may not be able to sustain profitability in subsequent periods. If we are unable to achieve and sustain profitability, the market price of our common shares may significantly decrease and our ability to raise capital, expand our business or continue our operations may be impaired. A decline in the value of our common shares may also cause you to lose all or part of your investment.

Our consolidated financial statements contain a going concern qualification.

Our consolidated financial statements included elsewhere in this prospectus contain a going concern qualification. We are an early-stage company and have accumulated significant losses. Furthermore, we and certain of our subsidiaries have a limited operating history and a history of negative cash flow from operating activities. Our ability to continue as a going concern is dependent upon our ability to raise additional capital, successfully obtain or maintain licences to produce and sell cannabis, achieve sustainable revenues and profitable operations and, in the meantime, obtain the necessary financing to meet our obligations and repay our liabilities when they become due. No assurances can be given that we will be successful in achieving these goals. While we have been successful in raising capital in the past, there is no assurance that we will be able to obtain additional financing or that such financing will be available on acceptable terms or in a timely fashion. These conditions combined with the accumulated losses to date indicate the existence of a material uncertainty regarding on our ability to continue as a going concern. If we are unable to obtain financing or achieve these goals, our ability to carry out and implement our planned business objectives and strategies will be significantly delayed, limited or may not occur.

We may be unable to sustain and effectively manage our growth and development.

We are an early-stage company attempting to grow our business rapidly. Our ability to grow will depend on a number of factors, many of which are beyond our control, including the availability of sufficient capital on acceptable terms, potential changes in laws and regulations respecting the cultivation, production, sales and distribution of cannabis products, competition from other licensed producers, our ability to recruit and retain experienced personnel, our ability to manage complex international operations and other factors outlined herein. In addition, we are subject to a variety of business risks generally associated with developing companies. As our operations grow in size, scope and complexity, and as we identify and pursue new opportunities, we may have difficulty in implementing or maintaining required new or improved controls and such difficulty has resulted in, and in the future may result, in material weaknesses in our internal control over financial reporting or material misstatements in our future consolidated financial statements.

In addition, as we grow our business, we will need to effectively execute on business opportunities, continue to build on and deploy our assets and access new capital. Our ability to execute these initiatives successfully, as well as to complete acquisitions and otherwise capitalize on other growth opportunities, may redirect our limited resources and require expansion of our infrastructure. As a result, we may be required to commit financial, operational and technical resources in advance of any increase in our revenues or sales volumes, and there is no assurance that revenue or sales volumes will actually increase. We may not respond adequately or quickly enough to the changing demands that expansion will impose on our management, employees and existing infrastructure, and any changes to our operating structure may result in unanticipated costs or inefficiencies. Changes as we grow may have a negative impact on our operations, and cost increases resulting from our inability to effectively manage our growth could adversely impact our profitability.

Any failure to effectively manage our growth could result in difficulty or delays in servicing our customers, declines in quality or consumer satisfaction, increases in costs, difficulties in introducing new products or other operational difficulties, and any of these difficulties could adversely impact our business and results of operations. There can be no assurance that we will be able to effectively manage our expanding operations, achieve profitability, attract and retain sufficient personnel or successfully make or integrate strategic investments or acquisitions.

Our business is subject to a variety of U.S. and foreign laws, many of which are unsettled and still developing and which could subject us to claims or otherwise harm our business.

In the United States, despite cannabis having been legalized for medical use or adult use in a number of states, cannabis and cannabis products, other than hemp-derived CBD under certain circumstances, continue to be categorized at the federal level as a Schedule I controlled substance under the Controlled Substances Act, or CSA, and subject to the Controlled Substances Import and Export Act, as amended, or CSIEA. We believe that we are not subject to the CSA or CSIEA, because we have no active business operations in the United States and we do not distribute any products in the United States. Nonetheless, we are or may become subject to various other U.S. federal laws and regulations, including in connection with this offering and the listing of our common shares on Nasdaq, and violations of any U.S. federal laws or regulations, including the CSA and CSIEA, whether intentionally or inadvertently, could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by either the U.S. federal government or private citizens or criminal charges, including disgorgement of profits, cessation of business activities or divestitures. Further, the status of cannabis as a Schedule I controlled substance may cause us, and our business, to be negatively perceived by prospective U.S. investors or other parties, who may incorrectly believe that the CSA or CSIEA apply to us, or who may have reputational or other concerns about dealings with a cannabis grower even if it is not conducting business in, or distributing any products in, the United States.

We are, or expect to become, subject to a variety of laws and regulations in Canada, the United States, the United Kingdom, the European Union and elsewhere that prohibit money laundering, including the Proceeds of Crime and Terrorist Financing Act (Canada), the Money Laundering Control Act (United States), as amended, the UK Bribery Act 2010, the UK Proceeds of Crime Act 2002, Directive (EU) 2015/849 and the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by governmental authorities in Canada, the United States, the United Kingdom, the European Union or any other jurisdiction in which we have or are developing business operations or to which we export. Although we believe that none of our activities implicate any applicable money laundering statutes, in the event that any of our business activities, any dividends or distributions therefrom, or any profits or revenue accruing thereby are found to be proceeds of crime under one or more of the statutes described above or any other applicable legislation, any persons, including investors, found to be aiding and abetting us in such violations could be subject to criminal or civil liability. Any violations of these laws, or allegations of such violations, could disrupt our operations, significantly distract management and involve significant costs and expenses, including legal fees. We could also suffer severe penalties, including criminal and civil penalties, disgorgement and other remedial measures.

Our business is also subject to Canadian laws which generally prohibit companies and employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, we are, or will become, subject to the anti-bribery laws of any other countries in which we conduct or will conduct business, and as a company listed on a national securities exchange in the United States, we will become subject to the Federal Corrupt Practices Act of 1977, as amended. Our employees or other agents may, without our knowledge and despite our efforts, policies and procedures, engage in prohibited conduct under anti-bribery laws for which we may be held responsible. Our policies mandate compliance with these anti-corruption and anti-bribery laws; however, there can be no assurance that our internal controls and procedures will protect us from liability for the recklessness, fraudulent behavior, dishonesty or other inappropriate acts of our affiliates, employees, contractors or agents. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences.

We may be unsuccessful in competing in the overall legal adult-use cannabis market in Canada and any other countries we intend to operate in.

Our Canadian adult-use business faces enhanced competition from others who are licensed under the Cannabis Act to participate in the adult-use cannabis industry. The Cannabis Act has established a licensing regime for the cultivation, production, processing, testing, packaging, labelling, delivery, transportation, distribution, sale, possession and disposal of cannabis for adult use. Pursuant to transitional provisions in the Cannabis Act, existing holders of medical cannabis licences under the Access to Cannabis for Medical Purposes Regulations have, subject to satisfying certain requirements, automatically been deemed licensed under the Cannabis Act for corresponding activities, and other individuals and corporations are now able to apply for such licences.

Subject to certain restrictions set out in the Cannabis Act, adults are permitted to cultivate, propagate, harvest and distribute up to four cannabis plants per household. If a significant number of individuals take advantage of the ability to cultivate and use their own cannabis, our success in the adult-use business may be limited and may not fulfill our expectations.

As of July 4, 2019, 186 licences were issued by Health Canada. Certain of these competitors have longer operating histories and significantly greater financial, production, marketing, research and development and technical and human resources than we do. Some of these competitors have become public companies in the United States or Canada, giving them the ability to raise significant amount of capital quickly or use their publicly traded equity securities to conduct acquisitions. In addition, many other competitors have established retail locations. As a result, our competitors may be able to bring more and better products to market more quickly than us. Our commercial opportunity in the adult-use market could be reduced or eliminated if our competitors produce and commercialize products for the adult-use market that, among other things, are safer, more effective, more convenient, better quality or less expensive than the products that we produce, have greater sales, marketing and distribution support than our products, enjoy enhanced timing of market introduction and perceived effectiveness advantages over our products and receive more favorable publicity than our products. If our adult-use cannabis products do not achieve an adequate level of acceptance by the adult-use cannabis market, we may not generate sufficient revenue from these products, and our adult-use cannabis business may not become profitable. There are currently hundreds of applications for licensed producer status being processed by Health Canada. We expect that competition in the adult-use cannabis market and other cannabis markets in which we expect to participate will become more intense, as current and future competitors begin to offer an increasing number of diversified products. As competition increases, we may experience downward price pressure on our cannabis products, loss of market share and increased marketing costs. To remain competitive, we will require a continued high level of investment in research and development, marketing, sales and client support, and we may not have sufficient resources to maintain such efforts.

We also face competition from the illicit cannabis market. Illegal dispensaries and ‘black market’ operations and participants, despite not having a valid licence under the Cannabis Regulations, may be able to (i) offer products with higher concentrations of active ingredients than permitted by the Cannabis Act and Cannabis Regulations, (ii) use delivery methods, including edibles, concentrates and extract vaporizers, that we are currently prohibited from offering to individuals in Canada, (iii) brand products more explicitly, (iv) sell products at lower prices and (v) market products in ways not permissible by law. As these illicit market participants do not comply with the regulations governing the cannabis industry in Canada, their operations may also have significantly lower costs.

As well, the legal landscape for medical and adult-use cannabis is changing internationally. An increasing number of jurisdictions globally are passing laws that allow for the production and distribution of medical or adult-use cannabis. Increased international competition, including competition from suppliers in other countries who may be able to produce at lower cost, and limitations placed on us by Canadian or other regulations, might lower the demand for our products on a global scale.

Consumer preferences may change, and we may be unsuccessful in acquiring or retaining consumers and keeping pace with changing market developments.

As a result of changing consumer preferences, many consumer products attain financial success for a limited period of time. Even if our products find success at retail, there can be no assurance that such products will continue to be profitable. Our success will be significantly dependent upon our ability to develop new and improved product lines and adapt to consumer preferences. Even if we are successful in introducing new products or developing our current products, a failure to gain consumer acceptance or to update products could cause a decline in our products’ popularity and impair our brand. In addition, we may be required to invest significant capital in the creation of new product lines, strains, brands, marketing campaigns, packaging and other product features—none of which are guaranteed to be successful. Failure to introduce new features and product lines and to achieve and sustain market acceptance could result in us being unable to satisfy consumer preferences and generate revenue.

Our success depends on our ability to attract and retain consumers. There are many factors which could impact our ability to attract and retain consumers, including our ability to continually produce desirable and effective products, the successful implementation of our consumer acquisition plan and the continued growth in the aggregate number of potential consumers. Our failure to acquire and retain consumers could have a material adverse effect on us.

The legal cannabis industry is in its early stages of development and it is likely that we, and our competitors, will seek to introduce new products in the future. In attempting to keep pace with any new market developments, we may need to spend significant amounts of capital in order to successfully develop and generate revenues from new products we introduce. As well, we may be required to obtain additional regulatory approvals from Health Canada and any other applicable regulatory authorities, which may take significant amounts of time. We may not be successful in developing effective and safe new products, anticipating shifts in social trends and consumer demands, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, may have a material adverse effect on our business and results of operations.

In addition, the patterns of cannabis consumption in Canada and elsewhere in the world may shift over time due to a variety of factors, including changes in demographics, social trends, public health polices and other leisure or consumption behaviors. If consumer preferences for our products or cannabis products in general do not develop, or if once developed they were to move away from our products or cannabis products in general, or if we are unable to anticipate and respond effectively to shifts in consumer behaviors, we may be adversely affected.

Legalization of cannabis in Canada may have an adverse impact on our ability to develop and grow a medical cannabis business in Canada.

Adult-use cannabis was legalized in October 2018 and the full effect of that on the Canadian medical cannabis market remains unknown. If medical-use consumers decide to purchase products available in the adult-use market instead of continuing to purchase them under the medical use regime, our ability to develop and grow a medical cannabis business in Canada may be negatively affected.

We, or the cannabis industry more generally, may receive unfavorable publicity or become subject to negative consumer or investor perception.

We believe that the cannabis industry is highly dependent upon positive consumer and investor perception regarding the benefits, safety, efficacy and quality of cannabis and cannabis products. Such categories of products having previously been commonly associated with various other narcotics, violence and criminal activities, and there is a risk that our business might attract negative publicity. Perception of the cannabis industry and cannabis products, currently and in the future, may be significantly influenced by scientific research or findings, regulatory investigations or proceedings, litigation, political statements, media attention and other publicity (whether or not accurate or with merit) both in Canada and in other countries relating to the benefits and risks of consuming cannabis or cannabis products, including unexpected safety or efficacy concerns or the activities of industry participants. There can be no assurance that future scientific research, findings, regulatory investigations or proceedings, litigation, political statements, media attention or other research findings or publicity will be favorable to cannabis or cannabis products. Adverse future scientific research reports, findings, regulatory investigations or proceedings, and political statements, that are, or litigation, media attention or other publicity that is, perceived as less favorable than, or that questions, earlier research reports, findings or publicity (whether or not accurate or with merit) could result in a significant reduction in the demand for cannabis or cannabis products. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis or cannabis products, our current or future products, the use of cannabis for medical purposes or associating the consumption of cannabis with physical or mental illness or other negative effects or events, could adversely affect us. Adverse publicity could arise even if the adverse effects associated with cannabis-use resulted from consumers’ failure to use such products legally, appropriately or as directed.

There is also a risk that the actions of other companies and service providers in the cannabis industry may negatively affect the reputation of the industry as a whole and, thereby, negatively impact our reputation. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share negative opinions and views in Canada and elsewhere in regard to our activities and the cannabis industry in general, whether true or not. The legal restrictions with respect to labelling and marketing cannabis may exacerbate these risks by increasing the influence of social media users and prohibiting us from effectively responding to negative publicity.

We do not ultimately have direct control over how we or the cannabis industry is perceived by others. Reputational issues may result in decreased investor confidence, difficulty in obtaining financing, increased challenges in developing and maintaining community relations and present an impediment to our overall ability to advance our business strategy and grow our business.

We may not be able to store or transport our cannabis products to customers in a safe, timely and cost-efficient manner, and we may experience breaches of security at our facilities or loss as a result of theft of our products.

Because of the nature of our products and the limited legal channels for distribution, as well as the concentration of inventory in our facilities, we are subject to a heightened risk of theft of our product and other security breaches.

Canadian adult-use distribution rules take various forms on a jurisdiction-by-jurisdiction basis and often require us to employ third parties to deliver our products to central government sites. Any prolonged disruption of third-party transportation services could have a material adverse effect on our sales volumes or our end users’ satisfaction with our products. Rising costs associated with third-party transportation services used by us to ship our products may also adversely impact our profitability.

The security of our products during transportation to and from our facilities is of the utmost concern. A breach of security at our Olds Facility, Rocky View Facility or, once completed, one of our future facilities, or during transport or delivery, could result in the significant loss of product as well as customers and may expose us to additional liability, including regulatory fines, litigation or increased expenses relating to the resolution and future prevention of similar events. Any failure to take steps necessary to ensure the safekeeping of our cannabis could also have an impact on our ability to continue operating under our existing licences, to renew or receive amendments to our existing licences or to receive required new licences.

There has been limited study on the health effects of cannabis and cannabis products, and future clinical research studies may lead to conclusions that dispute or conflict with our understanding and belief regarding the benefits, viability, safety, efficacy, dosing and social acceptance of such products.

Research in Canada, the United States and internationally regarding the benefits, viability, safety, efficacy and dosing of cannabis or isolated cannabinoids, such as CBD and THC, remains in relatively early stages. Few clinical trials on the benefits and risks of cannabis or isolated cannabinoids have been conducted.

Future research and clinical trials may draw opposing conclusions to statements contained in the articles, reports and studies currently favored, or could reach different or negative conclusions regarding the benefits, viability, safety, efficacy, dosing or other facts and perceptions related to medical or adult-use cannabis, which could adversely affect social acceptance of cannabis and the demand for our cannabis products.

We may not be successful in integrating Bridge Farm.

While we conducted substantial due diligence in connection with the acquisition of Bridge Farm, there are risks inherent in any acquisition. Specifically, there could be unknown or undisclosed risks or liabilities of such companies for which we are not sufficiently indemnified. Any such unknown or undisclosed risks or liabilities could materially and adversely affect our business and results of operations. We could encounter additional transaction and integration related costs or other factors such as the failure to realize all of the benefits from the acquisition.

We may not be successful at transitioning and growing the business of Bridge Farm, or leveraging Bridge Farm’s existing retail relationships.

Transitioning and growing the business of Bridge Farm over the longer-term will require continued investment in Bridge Farm’s operations, which may be significant. We currently expect to invest incremental capital into Bridge Farm’s production facilities to assist in the transition of certain of its facilities to the production of hemp plants. We have also assumed Bridge Farm’s existing liabilities as part of the acquisition. In addition, we intend to proceed with the expansion of Bridge Farm’s facility located in Spalding, Lincolnshire, United Kingdom, or the Clay Lake Facility, which will require significant capital expenditures. There is no assurance that we will be able to successfully transition Bridge Farm’s facilities to the production of hemp or expand the Clay Lake Facility on a timely manner or within budget or successfully develop CBD products from such hemp. Although Bridge Farm has longstanding relationships with retailers in the United Kingdom, we may not be able to maintain and leverage such relationships or such relationships may change. Retailers with which Bridge Farm has existing commercial relationships may choose not to sell our CBD products or may only sell our products on terms that we do not view as advantageous. Moreover, retailers could choose to sell our CBD products in the United Kingdom but not in other countries. In addition, although Bridge Farm currently cultivates hemp in a portion of one of its facilities, it has not previously manufactured, produced or sold hemp or CBD products. Such efforts may not prove successful or profitable. In addition, we do not currently have extraction capabilities and, until we develop such capabilities, we will be reliant on third parties to extract THC and CBD for use in various product offerings. Such third-party extraction may cost more than we anticipate, which would negatively impact our margins. In addition, such third-party extraction may not be delivered on schedule, meet our standards of quality or comply with applicable regulatory requirements, any of which may cause inventory shortages and cause us to fail to deliver certain offerings on a timely basis or at all.

Bridge Farm’s business and future capital requirements will depend on many factors, including: the successful integration of Bridge Farm and its personnel, including our ability to transition certain of Bridge Farm’s facilities to the production of hemp and CBD, consumer trends in the United Kingdom, European Union and elsewhere regarding the use of CBD products, regulatory developments with respect to the cannabis industry in the United Kingdom, European Union and elsewhere, the development of new products and offerings and maintaining and expanding customer relationships. We may not have sufficient capital to fund these activities and may not be able to obtain financing on acceptable terms or at all.

We are exposed to risks relating to the laws of various countries as a result of our planned international operations.

We currently plan to expand our operations to various countries, including the United Kingdom and other European countries. As a result of these expansions, we may become exposed to various levels of political, economic, legal and other risks and uncertainties associated with operating in or exporting to these jurisdictions. These risks and uncertainties include changes in the laws, regulations and policies governing the production, sale and use of cannabis and cannabis-based products, political instability, currency controls, fluctuations in currency exchange rates and rates of inflation, labor unrest, changes in taxation laws, regulations and policies, restrictions on foreign exchange and repatriation and changing political conditions and governmental regulations relating to foreign investment and the cannabis business more generally.

Changes, if any, in the laws, regulations and policies relating to the advertising, production, sale and use of cannabis and cannabis-based products or in the general economic policies in these jurisdictions, or shifts in political attitude related thereto, may adversely affect the operations or profitability of our international operations in these countries. Specifically, our operations may be affected in varying degrees by government regulations with respect to labelling, branding, marketing, health warnings, production, price controls, export and import controls, controls on currency remittance, increased income taxes, restrictions on foreign investment, land and water use restrictions and government policies rewarding contracts to local competitors or requiring domestic producers or vendors to purchase supplies from a particular jurisdiction. Failure to comply strictly with applicable laws, regulations and local practices could result in additional taxes, costs, civil or criminal fines or penalties or other expenses being levied on our international operations, as well as other potential adverse consequences such as the loss of necessary permits or governmental approvals or the inability to grow our business in these jurisdictions.

Furthermore, although we plan to expand production of hemp at certain of Bridge Farm’s facilities in the United Kingdom with a view toward facilitating exports of our CBD products to countries in the European Union, (subject to applicable regulations), there is no assurance that these countries will authorize the import of our CBD products from the United Kingdom, or that the United Kingdom will authorize or continue to authorize such exports, or that an ability to export products from the United Kingdom into the European Union will provide us with any advantage. Each country in the European Union (or elsewhere) may impose restrictions or limitations on imports that require the use of, or confer significant advantages upon, producers within that particular country. As a result, we may be required to establish production facilities similar to Bridge Farm in one or more countries in the European Union where we wish to distribute our products in order to gain access to these markets or to take advantage of the favorable legislation offered to producers in these countries.

We must rely on international advisors and consultants in the foreign countries in which we intend to operate.

The legal and regulatory requirements in the foreign countries in which we intend to operate with respect to the cultivation and sale of cannabis, banking systems and controls, as well as local business culture and practices are different from those in Canada. Our officers and directors must rely, to a great extent, on local legal counsel and consultants in order to keep abreast of material legal, regulatory and governmental developments as they pertain to and affect our business operations, and to assist with governmental relations. We must rely, to some extent, on those members of management and the board of directors who have previous experience working and conducting business in these countries, if any, to enhance our understanding of and appreciation for the local business culture and practices. We also rely on the advice of local experts and professionals in connection with current and new regulations that develop in respect of the cultivation and sale of cannabis as well as in respect of banking, financing, labor, litigation and tax matters in these jurisdictions. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond our control.

The United Kingdom’s impending departure from the European Union could adversely affect our ability to execute on our plans for the Bridge Farm facilities.

In June 2016, voters in the United Kingdom approved an advisory referendum to withdraw from the European Union, commonly referred to as “Brexit”. Negotiations have commenced to determine the United Kingdom’s future relationship with the European Union, including terms of trade. However, there can be no assurance regarding the duration of such negotiations or the terms thereof. A withdrawal could significantly disrupt the free movement of goods, services, and people between the United Kingdom and the European Union, and result in increased legal and regulatory complexities, as well as potential higher costs of conducting business in Europe. There may be similar referendums or votes in other European countries in which we intend to do business. The uncertainty surrounding the terms of the United Kingdom’s withdrawal and its consequences, as well as the impact of any similar circumstances that may arise elsewhere in Europe, could increase our costs and adversely impact consumer and investor confidence, and the level of consumer discretionary purchases, including purchases of our products. Furthermore, regulatory changes could harm our interest in Bridge Farm by raising the cost of input goods, increasing the cost to export or import between the United Kingdom and the European Union, or imposing other limits on the movement of goods or services.

The hemp and CBD product markets are new and heavily regulated with rules subject to rapidly changing laws and uncertainty, compliance with which may come with significant cost.

The markets for the production of hemp and CBD products are competitive and evolving. Continued development of the hemp and CBD product markets within the broader cannabis industry will be dependent upon new legislative authorization of such products. Any number of events or occurrences could slow or halt progress altogether in these industries. While the progress of the hemp and CBD product markets is currently encouraging, growth of such markets is not assured. Numerous factors may impact or negatively affect the lawmaking process within the various jurisdictions where we have business interests. Any one of these factors could slow or halt the use of hemp or CBD products, which could negatively impact our business and possibly cause us to discontinue the related operations as a whole.

In Canada, the new Industrial Hemp Regulations, or IHR, under the Cannabis Act replaced the previous Industrial Hemp Regulations under the Controlled Drugs and Substances Act on October 17, 2018. The regulatory scheme for industrial hemp largely remains the same; however, the IHR permits the sale of hemp to federally licensed cannabis processors under certain circumstances, and licensing requirements were softened in accordance with the perceived lower risk posed by industrial hemp. The IHR defines industrial hemp as a cannabis plant, or any part of that plant, in which the concentration of THC is 0.3% weight by weight or less in the flowering heads and leaves. In Canada, cannabis products containing CBD are subject to the Cannabis Act and the Cannabis Regulations. Not every activity involving industrial hemp falls within the scope of the IHR. For example, the extraction of CBD or another phytocannabinoid from the flowering heads, leaves and branches of the plant falls under the Cannabis Regulations and requires a cannabis processing licence.

In the EU, legislative approaches to the regulation of CBD products vary country by country, including local regulations with respect to THC content, and continue to evolve; however, EU-wide rules require products to contain no more than 0.2% THC. There is no assurance that any EU country will authorize or continue to authorize exports, imports, cultivation or production of hemp or CBD products. If any of these local laws or regulations prevent or discourage us from achieving our business goals, they may have an adverse effect upon our operations or restrict our ability to produce or sell products in the future.

In the United States, the Agriculture Improvement Act of 2018, or the Farm Bill, removed hemp-derived CBD containing less than 0.3% THC from the list of scheduled narcotics in December 2018 if certain conditions relating to its production are satisfied; however, the U.S. Food and Drug Administration, or FDA, and the United States Department of Agriculture have asserted their authority to regulate hemp-derived products in the United States. In addition, many states regulate hemp and hemp-derived products, including CBD. In particular, the FDA has declared that it is illegal under the U.S. Federal Food, Drug, and Cosmetic Act to market or sell CBD products as dietary supplements or to market or sell food to which CBD has been added, absent the issuance of an authorizing regulation by the FDA. In March 2019, the FDA formed a task force to develop legislation proposals regarding the regulation of CBD. Until regulations surrounding hemp and hemp-derived products are clarified in the United States, there will be substantial uncertainty around hemp and hemp-derived CBD, and the viability of the market for any such products.

The shifting compliance environment with respect to the hemp and hemp-derived products and the need to build and maintain robust systems to comply with different regulations in multiple jurisdictions increases the possibility that we may violate one or more of the requirements. If our operations are found to be in violation of any of such laws or any other governmental regulations that apply to us, we may be subject to penalties, including, without limitation, civil and criminal penalties, damages, fines or the curtailment or restructuring of our operations.

The hemp and hemp-derived product markets in Canada, the European Union and elsewhere are also subject to many of the same risks as the adult-use cannabis industry and market.

The hemp and hemp-derived product (such as hemp-derived CBD) markets in Canada, the European Union and elsewhere are subject to many of the same risks that are applicable to the broader cannabis industry and adult-use cannabis market, including risks related to the need for regulatory approvals, the early status and uncertain growth of the industry, agricultural farming, consumer acceptance and perception of hemp-derived products, competition, regulations regarding labelling, branding and marketing and the lack of clinical studies regarding the benefits, viability, safety, efficacy, dosing of such products.

Third parties with whom we do business may perceive themselves as being exposed to reputational risk as a result of their relationship with us.

The parties with whom we do business, or would like to do business with, may perceive that they are exposed to reputational risk as a result of our business activities relating to cannabis, which could hinder our ability to establish or maintain business relationships or raise capital. These perceptions relating to the cannabis industry may interfere with our relationship with service providers in Canada and other countries.

We may seek to enter into extraction agreements, co-packing agreements, joint ventures, licensing arrangements or other relationships, or expand the scope of currently existing relationships, with third parties that we believe will have a beneficial impact on us, and there are risks that such strategic alliances or expansions of our currently existing relationships may not enhance our business in the desired manner.

We currently have, and may expand the scope of, and may in the future enter into, extraction agreements, co-packing agreements, joint ventures, licensing arrangements or other relationships with third parties that we believe will complement or augment our existing business. Our ability to complete additional arrangements is dependent upon, and may be limited by, among other things, the availability of suitable candidates and capital. In addition, such third-party arrangements could present unforeseen integration obstacles or costs, may not enhance our business and may involve risks that could adversely affect us, including the investment of significant amounts of management time that may be diverted from operations in order to pursue and complete such transactions or maintain such relationships. Future third-party arrangements could result in the incurrence of debt, costs and contingent liabilities, and there can be no assurance that future such arrangements will achieve, or that our existing arrangements will continue to achieve, the expected benefits to our business or that we will be able to consummate future arrangements on satisfactory terms, or at all.

We may not be able to successfully identify and execute future acquisitions or dispositions or to successfully manage the impacts of such transactions on our operations.

We expect to selectively seek strategic acquisitions in the future. Our ability to identify, consummate and integrate effectively any future potential acquisitions on terms that are favorable to us may be limited by the number of attractive acquisition targets, internal demands on our resources and, to the extent necessary, our ability to obtain financing on satisfactory terms, if at all. Any such activities may require, among other things, various regulatory approvals, licences and permits and there is no guarantee that all required approvals, licences and permits will be obtained in a timely fashion or at all. Acquisitions may expose us to additional risks including: difficulties in integrating administrative, financial reporting, operational and information systems; difficulties in managing newly acquired operations and improving their operating efficiency; difficulties in maintaining uniform standards, controls, procedures and policies through all our operations; difficulties entering into markets in which we have little or no direct experience; difficulties in retaining key employees of the acquired operations; and disruptions to our ongoing business. In addition, future acquisitions could result in the incurrence of additional debt, costs, and contingent liabilities. We may also incur costs for and divert management attention to potential acquisitions that are never consummated. For acquisitions that are consummated, expected synergies may not materialize.

We are subject to risks inherent in an agricultural business, including the risk of crop failure.

The cultivation of cannabis is an agricultural process. As such, our business is subject to the risks inherent in the agricultural business, including risks of crop failure presented by weather, insects, fire, plant diseases and similar agricultural risks. Although we currently grow our products indoors under climate-controlled conditions, there can be no assurance that natural elements, such as insects and plant diseases, will not entirely interrupt our production activities or have an adverse effect on our business. In addition, cannabis plants, including hemp, can be vulnerable to various pathogens including bacteria, fungi, viruses and other miscellaneous pathogens. We have had to dispose of crops in the past due to crop disease. Such instances often lead to reduced crop quality, stunted growth or death of the plant. Moreover, cannabis, including hemp, is “phytoremediative”, meaning that it may extract toxins or other undesirable chemicals or compounds from the ground in which it is planted. Various regulatory agencies have established maximum limits for pathogens, toxins, chemicals and other compounds that may be present in agricultural materials. If our cannabis plants, including hemp, are found to have levels of pathogens, toxins, chemicals or other undesirable compounds that exceed established limits, our product may not be suitable for commercialization and we may have to destroy the applicable portions of our crops. In addition, to the extent we engage third-parties to grow cannabis on our behalf, such crops would be subject to the same risks.

Our future success is dependent on our ability to attract or retain key personnel, including our Executive Chairman, Chief Executive Officer and other key employees. In addition, our directors, officers and certain other key employees are subject to security regulations due to the nature of our industry, which may make it more difficult for us to attract, develop and retain talent.

Due to the early-stage nature of our business and our strategy, our success is largely dependent on the performance of our management team and certain key employees, in particular our Executive Chairman, Edward Hellard, and our Chief Executive Officer, Torsten Kuenzlen, as well as our ability to continue to attract, develop, motivate and retain highly qualified and skilled employees. Consequently, the loss of any of those individuals may have a substantial effect on our future success or failure. We do not currently maintain key-person insurance on the lives of any of our key employees. Experienced personnel in the cannabis industry, or personnel with other industry experience transferrable to the cannabis industry, are in high demand and competition for their talents is intense. As a result, we have incurred, and may incur in the future, significant costs to attract and retain employees.

Furthermore, each director and officer of a company that holds a licence for cultivation, processing or sale under the Cannabis Regulations is subject to the requirement to obtain and maintain a security clearance from Health Canada. Certain additional key personnel are also required to obtain and maintain a security clearance. Under the Cannabis Regulations, a security clearance cannot be valid for more than five years and must be renewed before the expiry of a current security clearance. Our Chief Executive Officer, Greg Mills (a recently appointed director) and all of our other executive officers, with the exception of Geoff Thompson, have not yet obtained security clearance from Health Canada. There is no assurance that any of our existing personnel who presently or may in the future require a security clearance will be able to obtain or renew such clearances or that new personnel who require a security clearance will be able to obtain one. A failure by an individual in a key operational position to maintain or renew his or her security clearance could result in a reduction or complete suspension of our operations. In addition, if an individual in a key operational position leaves us, and we are unable to find a suitable replacement who is able to obtain a security clearance required by the Cannabis Act in a timely manner, or at all, we may not be able to conduct our operations at planned production volume levels or at all. Furthermore, the Cannabis Regulations require us to designate a qualified individual in charge who is responsible for supervising transactions with cannabis, which individual must meet certain educational and security clearance requirements. Moreover, depending on the activity, under current regulations a qualified person in charge or an individual with security clearance must be physically present in a space where other individuals are conducting activities with cannabis. If our current designated qualified person in charge fails to maintain his security clearance, or if our current designated qualified person in charge leaves us and we are unable to find a suitable replacement who meets these requirements, we may no longer be able to conduct activities with respect to the cultivation, production or sale of cannabis.

Significant interruptions in our access to certain key inputs such as labor, raw materials, electricity, water and other utilities may impair our cannabis growing operations.

Our business is dependent on a number of key inputs and their related costs, including raw materials, supplies and equipment related to our operations, as well as electricity, water and other utilities. Any significant interruption, price increase or negative change in the availability or economics of the supply chain for key inputs and, in particular, loss of any energy subsidies, rising or volatile energy costs could curtail or preclude our ability to continue production and may have a material adverse impact on our business and results of operations. Our energy subsidies are contingent on our ability to meet certain milestones by January 2020, which we currently expect to be able to meet, but we may not be able to do so if unforeseen circumstances arise. In addition, our operations could be significantly affected by a prolonged power outage. Furthermore, our cultivation operations require a significant amount of electricity as a result it may be difficult for us to locate areas to construct additional cultivation operations as we grow.

Our ability to compete and grow cannabis is dependent on us having access, at a reasonable cost and in a timely manner, to skilled labor, equipment, parts and components. No assurances can be given that we will be successful in maintaining our required supply of labor, equipment, parts and components.

Our headquarters, Olds Facility and Rocky View Facility, are in Alberta, a province whose economy has historically relied heavily on the oil and gas industry. As we are currently in an oil and gas downturn, we may temporarily have increased access to labor and benefit from lower employment expenses. If the oil and gas industry recovers and begins hiring in large numbers, we may face increased competition for employees, which could harm our ability to attract and retain employees or increase our compensation costs.

The valuation of our biological assets is subject to certain assumptions and estimates.

Pursuant to IFRS, we measure the value of our biological assets (consisting of cannabis plants in various stages of vegetation) using the income approach at fair value less costs to sell up to the point of harvest. As market prices are generally not available for biological assets while they are growing, we are required to make assumptions and estimates relating to, among other things, expected harvest yields, selling prices and costs to sell. The assumptions and estimates used to determine the fair value of biological assets, and any changes to such prior estimates, directly affect our reported results of operations. If actual yields, prices, costs, market conditions or other results differ from our estimates and assumptions, there could be material adjustments to our results of operations. In addition, the use of these future estimated metrics differs from US GAAP. As a result, our financial statements and reported earnings are not directly comparable to those of similar companies in the United States.

Failure in our quality control systems may adversely impact our sales volume, market share and profitability.

The quality and safety of our products are critical to the success of our business and operations. As such, it is imperative that our (and our service providers’) quality control systems operate effectively and successfully. Quality control systems can be negatively impacted by the design of the quality control systems, the quality training program, and adherence by employees to quality control guidelines. Although we strive to ensure that all of our service providers have implemented and adhere to high caliber quality control systems, we could experience a significant failure or deterioration of such quality control systems. If, as a result of a failure in our (or our service providers’) quality control systems, contamination of, or damage to, our inventory or packaged products occurs, we may incur significant costs in replacing the inventory and recalling products. We may be unable to meet customer demand and may lose customers who have to purchase alternative brands or products. In addition, consumers may lose confidence in the affected products. A loss of sales volume from a contamination event may occur, and such a loss may affect our ability to supply our current customers and to recapture their business in the event they are forced to switch products or brands, even if on a temporary basis. We may also be subject to legal action as a result of a contamination, which could result in negative publicity and affect our sales. During this time, our competitors may benefit from an increased market share that could be difficult and costly to regain.

Our cannabis products may be subject to recalls for a variety of reasons, which could require us to expend significant management and capital resources.

Manufacturers and distributors of consumer goods products are sometimes subject to the recall or return of their products for a variety of reasons, including public health and public safety risks, product defects, such as contamination, adulteration, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. Although we have detailed procedures in place for testing our finished cannabis products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits, whether frivolous or otherwise. While we have not been subject to a recall to date, if any of the cannabis products produced by us are recalled in the future due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. As a result of any such recall, we may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention or damage our reputation and goodwill or that of our products or brands.

Additionally, product recalls may lead to increased scrutiny of our operations by Health Canada or other regulatory agencies, requiring further management attention, increased compliance costs and potential legal fees, fines, penalties and other expenses. Any product recall affecting the cannabis industry more broadly, whether or not involving us, could also lead consumers to lose confidence in the safety and security of such products, including products sold by us.

We may be subject to product liability claims or regulatory action if our products are alleged to have caused significant loss, injury or death, which is exacerbated by the fact that cannabis use may increase the risk of serious adverse side effects.

As a manufacturer and distributor of products which are ingested or otherwise consumed by humans, we face the risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused loss, injury or death. We may be subject to these types of claims due to allegations that our products caused or contributed to injury, illness or death, made false, misleading or impermissible claims, failed to include adequate labelling and instructions for use or failed to include adequate warnings concerning possible side effects or interactions with other substances. This risk is exacerbated by the fact that cannabis use may increase the risk of developing schizophrenia and other psychoses, symptoms for individuals with bipolar disorder, and other side effects. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could also occur. In addition, the manufacture and sale of cannabis products, like the manufacture and sale of any ingested or consumable product, involves a risk of injury to consumers due to tampering by unauthorized third parties or product contamination. We may in the future have to recall certain of our cannabis products as a result of potential contamination and quality assurance concerns. A product liability claim or regulatory action against us could result in increased costs and could adversely affect our reputation and goodwill with our consumers. There can be no assurance that we will be able to maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could result in us becoming subject to significant liabilities that are uninsured and also could adversely affect our commercial arrangements with third parties.

We may be subject to liability claims as a result of positive testing for THC or banned substances.

Our products are made from cannabis and contain varying levels of THC. THC is banned in many jurisdictions and heavily regulated in many others. Moreover, regulatory frameworks for legal amounts of consumed THC is evolving. Whether or not ingestion of THC (at low levels or otherwise) is permitted in a particular jurisdiction, there may be adverse consequences to end users who test positive for trace amounts of THC attributed to use of our products, including future CBD products. Positive tests may adversely affect the end user’s reputation, ability to obtain or retain employment and participation in certain athletic or other activities. A claim or regulatory action against us based on such positive test results could adversely affect our reputation.

We rely on third-party distributors to distribute our products, and those distributors may not perform their obligations.

We rely on third-party distributors, including provincial regulatory boards and private retailers, and may in the future rely on other third parties, to distribute and sell our products to consumers. If these distributors do not successfully carry out their contractual duties, if there is a delay or interruption in the distribution of our products or if these third parties damage our products, it could negatively impact our revenue from product sales. Furthermore, any damage to our products, such as product spoilage, could expose us to potential product liability, damage our reputation and the reputation of our brands or otherwise harm our business and results of operations.

We may not be able to obtain adequate insurance coverage in respect of the risks we and our business face, the premiums for such insurance may not continue to be commercially justifiable or there may be coverage limitations and other exclusions which may result in such insurance not being sufficient to cover potential liabilities that we face.

We currently have insurance coverage, including product liability, business interruption and property insurance, protecting many, but not all, of our assets and operations. Our insurance coverage is subject to coverage limits and exclusions and may not be available for the risks and hazards to which we are exposed. In addition, no assurance can be given that such insurance will be adequate to cover our liabilities, including potential product liability claims, or will be generally available in the future or, if available, that premiums will be commercially justifiable. If we were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, we may be exposed to material uninsured liabilities that could impede our liquidity, profitability or solvency.

If we are not able to comply with all safety, health and environmental regulations applicable to our operations and industry, we may be held liable for any breaches of those regulations.

Safety, health and environmental laws and regulations affect nearly all aspects of our operations, including product development, working conditions, waste disposal, emission controls, the maintenance of air and water quality standards and land reclamation, and, with respect to environmental laws and regulations, impose limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Compliance with safety, health and environmental laws and regulations can require significant expenditures, and failure to comply with such safety, health and environmental laws and regulations may result in the imposition of fines and penalties, the temporary or permanent suspension of operations, the imposition of clean-up costs resulting from contaminated properties, the imposition of damages and the loss of or refusal of governmental authorities to issue permits or licences to us. Exposure to these liabilities may arise in connection with our existing operations, our historical operations and operations that may in the future be closed or sold to third parties. We could also be held liable for worker exposure to hazardous substances and for accidents causing injury or death. There can be no assurance that we will at all times be in compliance with all safety, health and environmental laws and regulations notwithstanding our attempts to comply with such laws and regulations.

Changes in applicable safety, health and environmental standards may impose stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. We are not able to determine the specific impact that future changes in safety, health and environmental laws and regulations may have on our industry, operations or activities and our resulting financial position; however, we anticipate that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent safety, health and environmental laws and regulations. Further changes in safety, health and environmental laws and regulations, new information on existing safety, health and environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits in relation thereto, may require increased compliance expenditures by us.

We may become subject to litigation, regulatory or agency proceedings, investigations and audits.

We may become subject to litigation, regulatory or agency proceedings, investigations and audits from time to time in the ordinary course of business, some of which may adversely affect our business. Should any litigation, regulatory or agency proceeding, investigation or audit in which we become involved be determined against us, such a decision could adversely affect our ability to continue operating, the value or market price for the common shares and could require the use of significant resources. Even if we are involved in litigation, regulatory or agency proceedings investigations and audits and are ultimately successful, they can require the redirection of significant resources and may also create a negative perception of our brand.

We have entered into a settlement agreement with another licensed cannabis producer in connection with our non-delivery of cannabis under a supply agreement. Under this settlement agreement, we have agreed to pay penalties in the amount of $1.7 million on or prior to December 31, 2019, for which we have recorded a reserve, and, upon the payment of such penalties, our obligations under such supply agreement will be terminated.

Although we do not have a supply agreement with the province of Quebec, we do have a license to sell cannabis to licensed producers, including those based in Quebec. We have received notice of a legal proceeding commenced against us in the province of Quebec by another licensed cannabis producer alleging breach of a supply agreement and have filed a statement of defence. We have recorded a reserve in the amount of $1.5 million in respect of this matter.

The outcome of any litigation, regulatory or agency proceedings investigations and audits is inherently uncertain. Unfavorable rulings, judgments or settlement terms could have a material adverse impact on our business and results of operations.

We are incorporated in the Province of Alberta and enforcement of actions may be difficult.

We are incorporated under the laws of the Province of Alberta and our head office is located in the Province of Alberta. All of our directors and officers and some of the experts named in this prospectus are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets and our assets are located outside the United States. Consequently, it may be difficult for investors in the United States to bring an action against such directors, officers or experts or to enforce against those persons or us a judgment obtained in a United States court predicated upon the civil liability provisions of U.S. federal securities laws or other laws of the United States. See “Enforcement of Civil Liabilities”.

We may be subject to risks related to our information technology systems, including the risk that we may be the subject of a cyber-attack and the risk that we may be in non-compliance with applicable privacy laws.

We have entered into agreements with third parties for hardware, software, telecommunications and other information technology, or IT, services in connection with our operations. Our operations depend, in part, on how well we and our vendors protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism or theft. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment and IT systems and software, as well as preemptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays or increases in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact us.

We are subject to various laws relating to the use of customer information and other personal and confidential information and any non-compliance may result in material adverse consequences to our business.

We collect, process, maintain and use data, including sensitive personal information on individuals, available to us through online activities and other customer interactions with our business. Our current and future marketing programs may depend on our ability to collect, maintain and use this information, and our ability to do so is subject to evolving laws and enforcement trends in Canada and other jurisdictions. There are a number of laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the privacy rules under the Personal Information Protection and Electronic Documents Act, or PIPEDA, and similar laws in other jurisdictions, protect medical records and other personal health information by limiting their use and the disclosure of health information to the minimum level reasonably necessary to accomplish the intended purpose. We collect and store personal information about our patients and are responsible for protecting that information from privacy breaches. A privacy breach may occur through a procedural or process failure, an IT malfunction or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated through employee collusion or negligence or through deliberate cyberattack. Moreover, if we are found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of patient health information, including as a result of data theft and privacy breaches, we could be subject to sanctions and civil or criminal penalties, which could increase our liabilities and harm our reputation.

Certain of our marketing practices rely upon e-mail, social media and other means of digital communication to communicate with consumers on our behalf. We may face risk if our use of e-mail, social media or other means of digital communication is found to violate applicable laws. We post our privacy policy and practices concerning the use and disclosure of user data on our website. Any failure by us to comply with our posted privacy policy, anti-spam legislation or other privacy-related laws and regulations could result in proceedings which could potentially harm our business. In addition, as data privacy and marketing laws change, we may incur additional costs to ensure we remain in compliance. If applicable data privacy and marketing laws become more restrictive at the international, federal, provincial or state levels, our compliance costs may increase, our ability to effectively engage customers via personalized marketing may decrease, our investment in our e-commerce platform may not be fully realized, our opportunities for growth may be curtailed by our compliance burden and our potential reputational harm or liability for security breaches may increase.

We may not be able to secure adequate or reliable sources of funding required to operate our business or increase our production to meet consumer demand for our products.

The continued development of our business will require additional financing following the closing of this offering, and there is no assurance that we will obtain the financing necessary to be able to achieve our business objectives. Our ability to obtain additional financing will depend on investor demand, our performance and reputation, market conditions and other factors. Our inability to raise such capital could result in the delay or indefinite postponement of our current business objectives or in our inability to continue to carry on our business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to us.

In addition, from time to time, we may enter into transactions to acquire assets or the share capital or other equity interests of other entities. Our continued growth may be financed, wholly or partially, with debt, which may increase our debt levels above industry standards. Certain of our debt financing does, and any debt financing secured in the future could, involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Certain of our debt financing agreements contain, and any debt financing agreements entered into in the future may contain, provisions that, if breached, may entitle lenders or their agents to accelerate repayment of loans or realize upon security over our assets, and there is no assurance that we would be able to repay such loans in such an event or prevent the enforcement of security granted pursuant to any such debt financing.

We will incur increased costs as a result of operating as a public company and our management will be required to devote substantial time to new compliance initiatives.

Historically, we have operated as a private company. As a public company, particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, SOX, and rules implemented by the SEC and Nasdaq in the United States, and securities regulatory authorities in Canada, impose various requirements on public companies, including requirements to file annual, quarterly and event-driven reports with respect to our business and financial condition and operations and establish and maintain effective disclosure and financial controls and corporate governance practices. Our management and other personnel have limited experience operating a public company, which may result in operational inefficiencies or errors, or a failure to implement, improve or maintain effective internal control over financial reporting and disclosure controls necessary to ensure timely and accurate reporting of operational and financial results. Our existing management team will need to devote a substantial amount of time to these compliance initiatives, and we may need to hire additional personnel to assist us with complying with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time consuming and costly.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some public company required activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This ambiguity could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and divert management’s time and attention from revenue generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

We also expect that being a public company and complying with applicable rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantially higher costs to obtain and maintain the same or similar coverage that is currently in place. These factors could also make it more difficult for us to attract and retain qualified executive officers and members of our board of directors.

There is no assurance that our management’s past experience will be sufficient to enable us to operate successfully as a public company.

We and Bridge Farm have had material weaknesses in our internal control over financial reporting and our management may not be able to successfully implement adequate internal control over financial reporting or disclosure controls and procedures.

Proper systems of internal control over financial reporting and disclosure controls and procedures are critical to the operation of a public company. However, we do not expect that our internal control over financial reporting or disclosure controls and procedures will prevent all errors and remove all risk of fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of such controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

In connection with the audit of our consolidated financial statements for the fiscal year ended December 31, 2018, our management and independent auditors concluded that there were three material weaknesses in our internal control over financial reporting. A material weakness is a significant deficiency, or a combination of significant deficiencies, in internal control over financial reporting such that it is reasonably possible that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified include lack of segregation of duties due to limited number of employees in the finance department, limited number of finance personnel with appropriate experience and knowledge to address complex accounting matters and lack of management review control over the valuation models used for biological assets and financing obligations. Similar material weaknesses were identified at Bridge Farm by the independent auditors thereof. We are currently implementing a remediation plan and taking the measures necessary to address the underlying causes of these material weaknesses and expect to remediate these material weaknesses for the fiscal year ending December 31, 2019. Remediation may take longer than we expect, the costs to be incurred in connection with remediation may be higher than we expect, and our efforts may not prove to be successful in remediating these material weaknesses.

If we fail to establish and maintain adequate internal controls, including by remediating the aforementioned material weaknesses, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information and we may not be able to comply with the applicable covenants in our financing arrangements. As a result, we may be subject to costly litigation and shareholder actions, our access to the capital markets may be limited or adversely affected, our results of operations may be adversely affected and the trading price of our common shares may decline. Additionally, ineffective internal controls could expose us to an increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchanges on which we list or to other regulatory investigations and civil or criminal sanctions. Furthermore, we may be the subject of negative publicity focusing on the restatement of our previously issued financial results and related matters, and may be adversely impacted by negative reactions from our shareholders, creditors, or others with whom we do business. This negative publicity may impact our ability to attract and retain customers, employees and suppliers.

Pursuant to Section 404 of SOX, or SOX 404, we will be required, beginning with the second annual report that we file with the SEC following the closing of this offering, to furnish a report by our management on our internal control over financial reporting, which, after we are no longer an emerging growth company, must be accompanied by an attestation report on such internal controls issued by our independent auditors. To achieve compliance with SOX 404 within the prescribed period, we will document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of our internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that neither we nor our independent auditors will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by SOX 404.

The unaudited pro forma consolidated financial information included in this prospectus may not be representative of our results and financial condition after the acquisition of Bridge Farm.

The unaudited pro forma consolidated financial information included in this prospectus has been presented for informational purposes only and is not necessarily indicative of the financial position, cash flows or results of operations that we actually would have experienced had the acquisition of Bridge Farm been completed as of the dates indicated, nor is such information indicative of our future operating results or financial condition following the acquisition of Bridge Farm. Such unaudited pro forma consolidated financial information, therefore, does not reflect future events that may occur after the acquisition of Bridge Farm. The unaudited pro forma consolidated financial information is based on numerous variables, assumptions and estimates regarding the acquisition of Bridge Farm that we believe are reasonable under the circumstances, but we cannot assure you that the variables, assumptions and estimates will prove to be accurate over time. Moreover, other factors may affect our actual results and financial condition after the acquisition of Bridge Farm, which may cause our actual results and financial condition to differ materially from the results and financial condition contemplated in the unaudited pro forma consolidated financial information.

If goodwill or other intangible assets that we recorded in connection with the Bridge Farm acquisition become impaired, we may have to take significant charges against earnings.

In connection with the accounting for the Bridge Farm acquisition, we have recorded a goodwill and other intangible assets. Under IFRS, we must assess, at least annually and potentially more frequently, whether the value of goodwill and other indefinite-lived intangible assets has been impaired. Amortizing intangible assets will be assessed for impairment in the event of an impairment indicator. Any reduction or impairment of the value of goodwill or other intangible assets will result in a charge against earnings, which could materially adversely affect our results of operations and shareholders’ equity in future periods.

We may be subject to credit risk.

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to us. We have credit risk exposure based on the balance of our cash, accounts receivable, subscriptions receivable, and taxes recoverable. There are no assurances that our counterparties or customers will meet their contractual obligations to us.

Our loans contain covenants that limit our ability to seek additional financing or perform desired business operations.

We have various loans, credit facilities and financing arrangements that impose certain covenants, including but not limited to and subject to certain exceptions, forbidding consolidation, amalgamation or merger, the incurrence of any debt not specifically permitted, the amendment or termination of certain supply agreements, the acquisition of any company not specifically permitted, the making of any capital expenditure not specifically permitted and the requirement to maintain a certain ratio of working capital. Certain of these financing arrangements are secured by, among others, security agreements including but not limited to, liens over all our present and future assets. Events beyond our control, including changes in general economic and business conditions, may affect our ability to observe or satisfy these covenants, which could result in a default or event of default under one or more of our financing arrangements. If an event of default under one or more of our financing arrangements occurs, the lender or lenders thereto could elect to declare all principal amounts outstanding at such time under such financing arrangements to be immediately due. In such an event, we may not have sufficient funds to repay amounts owing under such financing arrangements and we could lose all of our assets.

We are an emerging growth company and intend to take advantage of reduced disclosure requirements applicable to emerging growth companies, which could make our common shares less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which we have total annual gross revenue of US$1.07 billion or more; (ii) December 31, 2024 (the last day of the fiscal year ending after the fifth anniversary of the date of the completion of the offering of our common shares); (iii) the date on which we have issued more than US$1.0 billion in non-convertible debt securities during the prior three-year period or (iv) the last day of the fiscal year during which we meet the following conditions: (x) the worldwide market value of our common equity securities held by non-affiliates as of our most recently completed second fiscal quarter is at least US$700 million, (y) we have been subject to U.S. public company reporting requirements for at least 12 months and (z) we have filed at least one annual report as a U.S. public company. For so long as we remain an emerging growth company, we are permitted to and intend to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•	not being required to comply with the auditor attestation requirements of SOX 404;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis);

•

being permitted to present only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in a prospectus filed with the SEC;

•	reduced disclosure about executive compensation arrangements; and

•	exemptions from the requirements to obtain a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute arrangements not previously approved.

We may take advantage of some, but not all, of the available exemptions described above. We have taken advantage of reduced reporting burdens in this prospectus. We cannot predict whether investors will find our common shares less attractive if we rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

We are a foreign private issuer and intend to take advantage of less frequent and detailed reporting obligations.

We are a “foreign private issuer”, as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, or the Securities Act, and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we will not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, we will be exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. We will also be exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we will comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, we will have more time than U.S. domestic companies after the end of each fiscal year to file our annual report with the SEC and will not be required under the Exchange Act to file quarterly reports with the SEC.

In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. We may in the future elect to follow home country practices in Canada with regard to certain corporate governance matters. As a result, our shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

We may in the future lose our foreign private issuer status.

We may in the future lose our foreign private issuer status if a majority of our shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if: (i) a majority of either our directors or executive officers, considered as separate groups, are either U.S. citizens or residents; (ii) a majority of our assets are located in the United States; or (iii) our business is administered principally in the United States. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as a Canadian foreign private issuer. If we are not a foreign private issuer, we would not be eligible to use foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on the Nasdaq that are available to foreign private issuers.

Tax and accounting requirements may change in ways that are unforeseen to us and we may face difficulty or be unable to implement or comply with any such changes.

We are subject to numerous tax and accounting requirements, and changes in existing accounting or taxation rules or practices, or varying interpretations of current rules or practices, could have a significant adverse effect on our financial results, the manner in which we conduct our business or the marketability of any of our products. We currently have international operations and plan to expand such operations in the future. These operations, and any expansion thereto, will require us to comply with the tax laws and regulations of multiple jurisdictions, which may vary substantially. Complying with the tax laws of these jurisdictions can be time consuming and expensive and could potentially subject us to penalties and fees in the future if we were to fail to comply.

Fluctuations in foreign currency exchange rates could harm our results of operations.

We may be exposed to fluctuations of the Canadian dollar against certain other currencies because we publish our financial statements in Canadian dollars, while a portion of our assets, liabilities, revenues and costs are or will be denominated in other currencies, including the British pound sterling and euros. Exchange rates for currencies of the countries in which we intend to operate in the future, which currently include the United Kingdom and countries located within the Eurozone, may fluctuate in relation to the Canadian dollar, and such fluctuations may have a material adverse effect on our earnings or assets when translating foreign currency into Canadian dollars.

We may be subject to risks related to the protection and enforcement of our intellectual property rights, or intellectual property we license from others, and may become subject to allegations that we or our licensors are in violation of intellectual property rights of third parties.

The ownership, licensing and protection of trademarks and other intellectual property rights are significant aspects of our future success.

It is possible that we will not be able to register, maintain registration for or enforce all of our intellectual property, including trademarks, in all key jurisdictions. The intellectual property registration process can be expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable intellectual property applications at a reasonable cost or in a timely manner or may obtain intellectual property registrations which are invalid. It is also possible that we will fail to identify patentable aspects of inventions made in the course of their development and commercialization activities before it is too late to obtain patent protection for them. Further, changes in either intellectual property laws or interpretation of intellectual property laws in Canada, and other countries may diminish the value of our intellectual property rights or narrow the scope of our intellectual property protection. As a result, our current or future intellectual property portfolio may not provide us with sufficient rights to protect our business, including our products, processes and brands.

Termination or limitation of the scope of any intellectual property license may restrict or delay or eliminate our ability to develop and commercialize our products, which could adversely affect our business. We cannot guarantee that any third-party technology we license will not be unenforceable or licensed to our competitors or used by others. In the future, we may need to obtain licences, renew existing license agreements in place at such time or otherwise replace existing technology. We are unable to predict whether these license agreements can be obtained or renewed or the technology can be replaced on acceptable terms, or at all.

Unauthorized parties may attempt to replicate or otherwise obtain and use our products, brands and technology. Policing the unauthorized use of our current or future trademarks, patents or other intellectual property rights could be difficult, expensive, time consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Identifying the unauthorized use of intellectual property rights is difficult as we may be unable to effectively monitor and evaluate the products being distributed by our competitors, including parties such as unlicensed dispensaries and black market participants, and the processes used to produce such products. In addition, in any infringement proceeding, some or all of our trademarks or other intellectual property rights or other proprietary know-how, or those we license from others, or arrangements or agreements seeking to protect the same for our benefit, may be found invalid, unenforceable, anti-competitive or not infringed; may be interpreted narrowly; or could put existing intellectual property applications at risk of not being issued.

In addition, other parties may claim that our products, or those we license from others, infringe on their intellectual property, including their proprietary or patent protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources and legal fees, result in injunctions or temporary restraining orders or require the payment of damages. As well, we may need to obtain licences from third parties who allege that we have infringed on their lawful rights. Such licences may not be available on terms acceptable to us, or at all. In addition, we may not be able to obtain or utilize on terms that are favorable to us, or at all, licences or other rights with respect to intellectual property that we do not own.

We also rely on certain trade secrets, technical know-how and proprietary information that are not protected by patents to maintain our competitive position. Our trade secrets, technical know-how and proprietary information, which are not protected by patents, may become known to or be independently developed by competitors.

Research and development and clinical trials may be protracted and require substantial resources.

Clinical trials of cannabis-based medical products and treatments are novel and there is a limited or non-existant history of clinical trials relating to cannabis generally. Clinical trials relating to our current or future products are or will be, subject to extensive and rigorous review and regulation by numerous government authorities in Canada and in other countries where we intend to test our products and product candidates. The process of obtaining regulatory approvals for pre-clinical testing and clinical trials can take many months or years and require the expenditure of substantial resources. We are subject to the risk that a significant portion of these development efforts may not be successfully completed, required regulatory approvals may not be obtained, or our products are may not be commercially successful.

Risks Related to the Offering and Ownership of Our Common Shares

Ownership of our common shares may be considered unlawful in some jurisdictions and holders of our common shares may consequently be subject to liability in such jurisdictions.

Cannabis-related financial transactions, including investment in the securities of cannabis companies and receipt of any associated benefits, such as dividends, are currently subject to anti-money laundering and a variety of other laws that vary by jurisdiction, many of which are unsettled and still developing. While the interpretation of these laws are unclear, in some jurisdictions, such as the United Kingdom, financial benefit directly or indirectly arising from conduct that would be considered unlawful in such jurisdiction may be viewed to be within the purview of these laws, and persons receiving any such benefit, including investors in an applicable jurisdiction, may be subject to liability under such laws. Each prospective investor should therefore contact his, her or its own legal advisor regarding the ownership of our common shares and any related potential liability.

There is currently no public market for our common shares and none may develop following this offering.

There is currently no public market for our common shares. The offering price has been determined by negotiation among us and the underwriters. We cannot predict the price at which our common shares will trade upon the closing of this offering, and there can be no assurance that an active and liquid trading market will develop after closing or, if developed, that such a market will be sustained at the offering price. In addition, if an active public market does not develop or is not maintained, holders of our common shares may have difficulty selling their shares.

The price of our common shares in public markets may experience significant fluctuations.

The market price for our common shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including the following: (i) actual or anticipated fluctuations in our quarterly results of operations; (ii) recommendations by securities research analysts; (iii) changes in the economic performance or market valuations of other issuers that investors deem comparable to us; (iv) the addition or departure of our executive officers and other key personnel; (v) the release or expiration of lock-up or other transfer restrictions on our common shares; (vi) sales or perceived sales, or expectation of future sales, of our common shares; (vii) significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors; and (viii) news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in our industry or target markets.

Financial markets have experienced significant price and volume fluctuations which have affected the market prices of equity securities of public entities. Companies in the cannabis sector have also experienced extreme volatility in their trading prices. In many cases, these fluctuations, and the effect that they have on market prices, have been unrelated to the operating performance, underlying asset values or prospects of such entities. Accordingly, the market price of our common shares may decline even if our operating results or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed not to be temporary, which may result in impairment losses to us. Furthermore, certain investors may base their investment decisions on considerations of our environmental, governance and social practices or our industry as a whole, and our performance in these areas against such institutions’ respective investment guidelines and criteria. The failure to satisfy such criteria may result in limited or no investment in our common shares by those institutions, which could materially adversely affect the trading price of our common shares.

There can be no assurance that continuing fluctuations in the price and volume of equity securities will not occur and affect the trading price of our common shares.

If we fail to meet applicable listing requirements, Nasdaq may delist our common shares from trading, in which case the liquidity and market price of our common shares could decline.

We cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our common shares, we and our shareholders could face significant material adverse consequences, including:

•	a limited availability of market quotations for our common shares;

•	reduced liquidity for our common shares;

•

a determination that our common shares are “penny stock”, which would require brokers trading in our common shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our common shares;

•	a limited amount of news about us and analyst coverage of us; and

•	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common shares to drop significantly, even if our business is doing well.

Sales of a substantial number of our common shares in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our common shares.

Immediately after this offering, we will have outstanding                 common shares based on the number of shares outstanding as of                     and assuming the conversion of all of the 8% Convertible Notes. This includes the common shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. Approximately     % of the remaining common shares will be restricted as a result of securities laws, the transfer undertaking of our current shareholders and warrantholders, or the Pre-IPO Securityholders, and the terms of the 8% Convertible Notes, and will only be able to be sold after the offering as described in “Shares Eligible for Future Sale”. We also intend to register all common shares that we may issue under our equity compensation plan. If we were to register these shares, they could be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates under Rule 144. See “Shares Eligible for Future Sale”, “Pre-Closing Arrangement” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Commitments and Obligations—8% Convertible Notes”.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, our share price and trading volume could decline.

The trading market for our common shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our shares or publish inaccurate or unfavorable research about our business, our share price would likely decline. In addition, if our operating results fail to meet the forecast of analysts, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our shares could decrease, which might cause our share price and trading volume to decline.

Our articles permit us to issue an unlimited number of common shares without additional shareholder approval.

Our articles permit the issuance of an unlimited number of common shares, and shareholders will have no pre-emptive rights in connection with such further issuance. Additional issuances of our securities may involve the issuance of a significant number of common shares at prices less than the current market price for the common shares. Issuances of substantial numbers of common shares, or the perception that such issuances could occur, may adversely affect prevailing market prices of our common shares. Any transaction involving the issuance of previously authorized but unissued common shares, or securities convertible into common shares, would result in dilution, possibly substantial, to security holders.

Management has indicated its plan for the use of proceeds of this offering but will ultimately exercise its discretion in how such funds are put to use.

We currently intend to allocate the net proceeds received from the sale of our common shares hereunder as described in the section titled “Use of Proceeds”; however, we will have discretion in the actual application of the net proceeds and may elect to allocate the net proceeds differently than the allocation described in the section titled “Use of Proceeds” if we believe it would be in our best interest to do so. Shareholders may not agree with the manner in which management or our board of directors chooses to allocate and spend the net proceeds of this offering. The failure by management or our board of directors to apply these funds effectively could have a material adverse effect on our business. Additionally, we may not be successful in implementing our business strategies and our actual capital expenditures and capital expenditure requirements may be materially different from forecasted expenditures described in this prospectus.

Holders of our common shares may be subject to dilution resulting from future offerings of common shares and the issuance of equity-based compensation by us.

We may raise additional funds in the future by issuing equity securities. Holders of our common shares will have no preemptive rights in connection with such further issuances. Our board of directors has the discretion to determine if an issuance of our shares is warranted, the price at which such issuance is effected and the other terms of any future issuance of shares. In addition, additional common shares may be issued by us in connection with the exercise of options granted by us or as part of an employee compensation plan or agreement. Such additional equity issuances could, depending on the price at which such securities are issued, substantially dilute the interests of the holders of our common shares.

One of our core strengths is our employees, and, historically, we have granted our employees equity in the Company. In addition, we have awarded warrants to management to incentivize their performance and retention. Following this offering, we plan to institute equity-based compensation plans for our directors, officers and employees. Any additional equity grants and any exercise of existing warrants will cause our shareholders to be diluted and may negatively impact the price of our common shares.

It is not anticipated that any dividends will be paid to holders of our common shares for the foreseeable future.

No dividends on our common shares have been paid to date. We anticipate that, for the foreseeable future, we will retain future earnings and other cash resources for the operation and development of our business. Payment of any future dividends will be at the discretion of our board of directors after taking into account many factors, including our earnings, operating results, financial condition and current and anticipated cash needs. In addition, our ability to pay cash dividends on our common shares is limited by the terms of our financing arrangements. As a result, investors may not receive any return on an investment in our common shares unless they are able to sell their shares for a price greater than that which such investors paid for them.

Our by-laws, and certain Canadian legislation, contain provisions that may have the effect of delaying or preventing a change in control.

Certain provisions of our by-laws, together or separately, could discourage potential acquisition proposals, delay or prevent a change in control and limit the price that certain investors may be willing to pay for our common shares. For instance, our by-laws, to be effective upon the completion of this offering, contain provisions that establish certain advance notice procedures for nomination of candidates for election as directors at shareholders’ meetings. A non-Canadian must file an application for review with the minister responsible for the Investment Canada Act and obtain approval of the minister prior to acquiring control of a “Canadian business” within the meaning of the Investment Canada Act, where prescribed financial thresholds are exceeded. Furthermore, limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in us. Otherwise, there are no limitations either under the laws of Canada or Alberta, or in our articles on the rights of non-Canadians to hold or vote our common shares. Any of these provisions may discourage a potential acquirer from proposing or completing a transaction that may have otherwise presented a premium to our shareholders.

Our by-laws provide that any derivative actions, actions relating to breach of fiduciary duties and other matters relating to our internal affairs will be required to be litigated in Canada, which could limit investors’ ability to obtain a favorable judicial forum for disputes with us.

We have adopted a forum selection by-law that provides that, unless we consent in writing to the selection of an alternative forum, the Alberta Court of Queen’s Bench of the Province of Alberta, Canada and appellate Courts therefrom (or, failing such Court, any other “court” as defined in the ABCA, having jurisdiction, and the appellate Courts therefrom), will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf; (2) any action or proceeding asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us; (3) any action or proceeding asserting a claim arising pursuant to any provision of the ABCA or our restated articles or by-laws; or (4) any action or proceeding asserting a claim otherwise related to our “affairs” (as defined in the ABCA), provided that the by-law does not apply to any action brought to enforce any liability or duty created by the Exchange Act or the Securities Act, including the respective rules and regulations promulgated thereunder, or any other claim under U.S. securities law for which the United States federal or state courts have exclusive jurisdiction. Our forum selection by-law also provides that our securityholders are deemed to have consented to personal jurisdiction in the Province of Alberta and to service of process on their counsel in any foreign action initiated in violation of our by-law. Therefore, it may not be possible for securityholders to litigate any action relating to the foregoing matters outside of the Province of Alberta.

Our forum selection by-law seeks to reduce litigation costs and increase outcome predictability by requiring derivative actions and other matters relating to our affairs to be litigated in a single forum. While forum selection clauses in corporate charters and by-laws are becoming more commonplace for public companies in the United States and have been upheld by courts in certain states, they are untested in Canada. It is possible that the validity of our forum selection by-law could be challenged and that a court could rule that such by-law is inapplicable or unenforceable. If a court were to find our forum selection by-law inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions and we may not obtain the benefits of limiting jurisdiction to the courts selected.

The regulated nature of our business may impede or discourage a takeover, which could reduce the market price of our common shares.

We require and hold various government licences to operate our business, which would not necessarily continue to apply to an acquiror of our business following a change of control. In addition, our directors, officers and certain other personnel are required to obtain, and maintain, security clearances from Health Canada. These licensing and security clearance requirements could impede a merger, amalgamation, takeover or other business combination involving us or discourage a potential acquiror from making a tender offer for our common shares, which, under certain circumstances, could reduce the market price of our common shares.

We may become a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors.

Based on the past and projected composition of our income and assets, and the valuation of its assets, including goodwill, we do not believe we are a passive foreign investment company, or a PFIC, for the most recent taxable year, and we do not expect to become a PFIC in the current taxable year, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets, from time to time. Specifically, for any taxable year, we will be classified as a PFIC for U.S. federal income tax purposes if either: (i) 75% or more of our gross income in that taxable year is passive income, or (ii) the average percentage of our assets by value in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets is expected to be based, in part, on the quarterly market value of our shares, which is subject to change. See “Certain U.S. Federal Income Tax Considerations for U.S. Persons—PFIC Rules”.

If we are or were to become a PFIC, such characterization could result in adverse U.S. federal income tax consequences to U.S. investors. For example, if we are a PFIC, U.S. investors may become subject to increased tax liabilities under U.S. federal income tax laws and regulations and will become subject to burdensome reporting requirements. We cannot assure U.S. investors that we will not be a PFIC for the current taxable year or any future taxable year. U.S. Holders should consult their tax advisor concerning the U.S. federal income tax consequences of holding and disposing shares of a PFIC, including the possibility of making any election that may be available under the PFIC rules (including a mark-to-market election) which may mitigate the adverse U.S. federal income tax consequences of holding shares of a PFIC. See “Certain U.S. Federal Income Tax Considerations for U.S. Persons—PFIC Rules”.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “pioneer”, “seek”, “should”, “target”, “will”, “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.

These forward-looking statements include, but are not limited to, statements about:

•	our use of net proceeds from this offering;

•	the continued development and growth of the demand and markets for medical and adult-use cannabis and CBD products;

•	the number of flowering rooms and combined production capacity therefrom that we expect to have by the end of 2019;

•	the amount of capital expenditures related to the proposed expansion or conversion of our facilities;

•	the successful integration of Bridge Farm’s business;

•	the transition of certain of the existing Bridge Farm operations to the cultivation of hemp and extraction of CBD;

•	the maintenance of our existing licences and the ability to obtain additional licences as required;

•	the outcome of medical research by our partners and the acceptance of such findings in the medical community;

•	our ability to leverage Bridge Farm’s existing distribution relationships for CBD products;

•	our ability to establish and market our brands within our targeted markets and compete successfully;

•	our ability to produce and market additional products as regulations permit;

•	our ability to raise future capital through debt of equity financing transactions;

•	our ability to attract and retain key employees;

•	our ability to manage growth in our business; and

•	our ability to identify and successfully execute strategic partnerships.

Although we base the forward-looking statements contained in this prospectus on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if results and developments are consistent with the forward-looking statements contained in this prospectus, those results and developments may not be indicative of results or developments in subsequent periods. Certain assumptions made in preparing the forward-looking statements contained in this prospectus include:

•	our ability to implement our growth strategies;

•	our ability to complete the conversion or buildout of our facilities on time and on budget;

•	our competitive advantages;

•	the development of new products and product formats for our products;

•	our ability to obtain and maintain financing on acceptable terms;

•	the impact of competition;

•	the changes and trends in the cannabis industry;

•	changes in laws, rules and regulations;

•	our ability to maintain and renew required licences;

•	our ability to maintain good business relationships with our customers, distributors and other strategic partners;

•	our ability to keep pace with changing consumer preferences;

•	our ability to protect our intellectual property;

•	our ability to manage and integrate acquisitions, particularly Bridge Farm;

•	our ability to retain key personnel; and

•	the absence of material adverse changes in our industry or the global economy.

These forward-looking statements are based on our current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management’s beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Risk Factors” and elsewhere in this prospectus. Potential investors are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this prospectus. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC, after the date of this prospectus. See “Where You Can Find More Information”.

This prospectus contains estimates, projections and other information concerning our industry, our business, and the markets for our products. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources.

In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors”. These and other factors could cause our future performance to differ materially from our assumptions and estimates.

USE OF PROCEEDS

We estimate that the net proceeds to us from our issuance and sale of                  shares in this offering will be approximately US$         million, after deducting the underwriting commission and estimated offering expenses payable by us. This estimate assumes an initial public offering price of US$         per share, the midpoint of the price range set forth on the cover page of this prospectus. If the underwriters exercise their over-allotment option in full to purchase additional shares from us, we estimate that our net proceeds will be approximately US$         million, after deducting the underwriting commission and estimated offering expenses payable by us.

Each US$1.00 increase (decrease) in the assumed initial public offering price of US$         per share would increase (decrease) our net proceeds by approximately US$         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the underwriting commission and estimated offering expenses payable by us. Each increase (decrease) of                  shares in the number of shares offered by us would increase (decrease) the net proceeds from this offering by approximately US$         million, assuming the assumed initial public offering price remains the same, after deducting the underwriting commission and estimated offering expenses payable by us. The information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing. Any increase or decrease in the net proceeds would not change our intended use of proceeds.

We intend to use the net proceeds from this offering to fund the expansion of our cultivation and processing facilities, to fund working capital, for future acquisitions and for general corporate purposes. At present, we have no plan, arrangement or understanding to acquire any material business or asset other than as disclosed.

The expected use of proceeds from this offering represent our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors and any unforeseen cash needs. As a result, management will retain broad discretion over the allocation of the net proceeds from this offering.

DIVIDEND POLICY

We have never paid dividends on our common shares. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. As such, we do not intend to declare or pay cash dividends on our common shares in the foreseeable future. Any future determination to pay dividends will be made at the discretion of our board of directors subject to applicable laws and will depend upon, among other factors, our earnings, operating results, financial condition and current and anticipated cash needs. Our future ability to pay cash dividends on our common shares may be limited by the terms of any then-outstanding debt or preferred securities.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as at March 31, 2019:

•	on an actual basis;

•	on a pro forma basis giving effect to the Bridge Farm acquisition, the entry into the SAF Jackson Facility and certain other adjustments; and

•

on a pro forma as adjusted basis giving effect to (i) the Bridge Farm acquisition, SAF Jackson Facility and certain other adjustments, (ii) the issuance of                  shares in this offering at an assumed initial public offering price of US$         per share, after deducting the underwriting commission and estimated offering expenses payable by us (excluding the potential exercise by the underwriters of their over-allotment option) and (iii) the issuance of                  shares upon the assumed full conversion of the 8% Convertible Notes into                  common shares in accordance with their terms.

Actual data as at March 31, 2019 in the table below is derived from our unaudited condensed interim consolidated financial statements included elsewhere in this prospectus. The actual, pro forma and pro forma as adjusted data included in the table below is unaudited is provided for illustrative purposes only. You should read this information together with our unaudited condensed interim consolidated financial statements included elsewhere in this prospectus and the information set forth under the headings “Unaudited Pro Forma Financial Information”, “Selected Historical Consolidated Financial Data”, “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

	As at March 31, 2019
(in thousands)	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(Unaudited)
Cash and cash equivalents(2)	$13,005	$28,771	$

Long-term debt (including current portion)(3)	$111,755	$250,490	$
Shareholders’ equity:
Common shares, no par value;(4) unlimited shares authorized, 45,504,572 shares issued and outstanding on an actual basis; 47,004,572 shares issued and outstanding on a pro forma basis; shares issued and outstanding on a pro forma as adjusted basis	84,229	110,704
Warrants(5)	1,540	1,540
Convertible notes – equity component(6)	3,232	3,232
Contributed surplus	17,023	17,023
Accumulated deficit	(105,590)	(105,590)
Contingent consideration(7)	2,279	2,279

Total shareholders’ equity	2,713	29,188

Total capitalization	$114,468	$279,678	$

(1)	Net proceeds to us from this offering have been translated into Canadian dollars for convenience only using the daily exchange rate of $ per US$1.00 as of , 2019, as reported by the Bank of Canada.
(2)	Excludes $350,000 of restricted cash.
(3)

On an actual basis, comprises (i) $41.4 million in non-current debt, (ii) $43.9 million in current debt, and (iii) $26.4 million representing the current liability component of 12% Convertible Notes. On a pro forma and pro forma adjusted basis, comprises (i) $140.0 million in non-current debt, (ii) $43.2 million in current debt, (iii) 26.4 million representing the current liability component of 12% Convertible Notes, (iv) $18.5 million representing the current portion of promissory notes, and (v) $22.4 million representing the non-current portion of promissory notes. Subsequent to March 31, 2019, we issued an aggregate principal amount of approximately $93.2 million of 8% Convertible Notes, the liability component of which is excluded. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Commitments and Obligations—8% Convertible Notes”.
(4)

Excludes (i) up to 6,809,985 shares that may be issued to holders of our 12% Convertible Notes, comprised of 4,539,990 shares issuable upon the conversion of our 12% Convertible Notes and up to 2,269,995 shares issuable in connection with the exercise of the common share purchase warrants to be granted upon conversion of our 12% Convertible Notes, each in accordance with its terms, (ii) up to             shares issuable to SAF, pursuant to the exercise of warrants at an exercise price of $            per share and up to             shares issuable to SAF pursuant to the exercise of warrants at an exercise price of $             per share (in each case assuming an offering price of $            , being the midpoint of the price range set forth on the cover page of this prospectus), in connection with the SAF Jackson Facility (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Commitments and Obligations—SAF Jackson Facility”), (iii) up to 1,607,000 shares that may be issued upon the exercise of outstanding simple and performance warrants issued to certain of our employees subsequent to March 31, 2019 (see “Description of Share Capital—Warrants”), (iv) up to 1,000,000 shares that may be issued in the form of earn-out payments to the sellers of Bridge Farm (see “Business—Acquisition of Bridge Farm”), (v) up to 1,125,000 shares that may be issued upon the exercise of performance warrants, held by Sun 8 Holdings Inc., which are exercisable at an exercise price of $1.50 per share and vest annually over five years, beginning on March 31, 2020, in amounts contingent upon the achievement of certain revenue milestones (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Commitments and Obligations—Acquisition of Brands and Cultivars”), (vi) up to 9,557,430 shares that may be issued upon the exercise of outstanding simple and performance warrants, of which 2,684,263 were vested and exercisable as of March 31, 2019; and (vii) up to 23,200 of our common shares reserved for issuance under our Harvest Club Plan as of March 31, 2019 (see “Description of Share Capital—Common Shares”).

(5)	Excludes 1,607,000 simple and performance warrants issued to certain of our employees subsequent to March 31, 2019.

See “Description of Share Capital—Warrants”.

(6)

Subsequent to March 31, 2019, we issued an aggregate principal amount of approximately $93.2 million of 8% Convertible Notes, the equity component of which is excluded. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Commitments and Obligations—8% Convertible Notes”.

(7)

Includes 175,000 warrants which may be issued to Pathway Rx subject to achievement of certain milestone gross revenues derived from the Pathway Royalty Activities. See “Business—Acquisition of Interest in Pathway Rx”.

Each US$1.00 increase (decrease) in the assumed initial public offering price of US$         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, total shareholders’ equity and total capitalization by $         million, $         million and $         million, respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the underwriting commission and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 100,000 shares in the number of shares offered by us would increase (decrease) cash and cash equivalents, total shareholders’ equity, and total capitalization by $         million, $         million and $         million, respectively, assuming the assumed initial public offering price remains the same, after deducting the estimated underwriting commission. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

DILUTION

If you invest in our common shares in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share in this offering and the pro forma as adjusted net tangible book value per share after this offering. Dilution results from the fact that the initial public offering price per share is substantially in excess of the net tangible book deficit per share attributable to the existing shareholders for our presently outstanding shares. Our net tangible book deficit per share represents the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares issued and outstanding.

As of                 , we had a historical net tangible book deficit of $        , or $         per share, based on                  pro forma common shares outstanding as of such date. Dilution is calculated by subtracting net tangible book deficit per share from the assumed initial public offering price of US$         per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

Investors participating in this offering will incur immediate and substantial dilution. Without taking into account any other changes in such net tangible book deficit after                 , after giving effect to the sale of common shares in this offering, assuming an initial public offering price of US$         per share (the midpoint of the price range set forth on the cover page of this prospectus), less the underwriting commission and estimated offering expenses payable by us, our pro forma net tangible book value deficit as of                  would have been approximately $        , or $         per share. This amount represents an immediate decrease in net tangible book deficit of $         per share to the existing shareholders and immediate dilution of $         per share to investors purchasing our common shares in this offering.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of	$
Increase in pro forma net tangible book value per share attributable to new investors in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution in net tangible book value per share to new investors in this offering		$

Each US$1.00 increase in the assumed initial public offering price of US$         per share would increase our pro forma as adjusted net tangible book value per share after this offering by $         per share and the dilution to new investors by $         per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting commission and estimated offering expenses payable by us. Similarly, each US$1.00 decrease in the assumed initial public offering price of US$         per share would decrease our pro forma as adjusted net tangible book value per share after this offering by $         per share and the dilution to new investors by $         per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting commission and estimated offering expenses payable by us. Each increase of 100,000 shares in the number of common shares offered by us would increase the pro forma as adjusted net tangible book value by $         per share and decrease the dilution to new investors by $         per share, assuming the assumed initial public offering price remains the same and after deducting the underwriting commission and estimated offering expenses payable by us. Similarly, each decrease of 100,000 shares in the number of common shares offered by us would decrease the pro forma as adjusted net tangible book value by $         per share and increase the dilution to new investors by $         per share, assuming the assumed initial public offering price remains the same and after deducting the underwriting commission and estimated offering expenses payable by us.

For purposes of the foregoing discussion, the assumed initial public offering price has been translated into Canadian dollars for convenience only using the daily exchange rate of $            per US$1.00 as of                     , 2019, as reported by the Bank of Canada.

The following table summarizes, as of                 , on the pro forma basis described above, the aggregate number of shares purchased from us, the total consideration paid to us, and the average price per share paid by purchasers of such shares and by new investors purchasing common shares in this offering.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing shareholders			%	$		%	$
New investors

Total		100.0%		$	100.0%		$

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information is based upon the historical financial statements of the Company after giving effect to the acquisition of Bridge Farm. The unaudited pro forma condensed consolidated financial information also gives effect to the transactions undertaken to finance the acquisition of Bridge Farm.

The unaudited pro forma condensed consolidated statement of financial position as of March 31, 2019 combines the historical statement of financial position of the Company, giving effect to the acquisition of Bridge Farm, as if it had been completed on March 31, 2019. Since the acquisition of Bridge Farm occurred subsequent to March 31, 2019, the Company’s historical statement of financial position does not yet include the effects of that acquisition and, therefore, certain pro forma adjustments are necessary to present the unaudited pro forma condensed consolidated statement of financial position.

The unaudited pro forma condensed consolidated statements of loss and comprehensive loss for the three months ended March 31, 2019 and the ten months ended December 31, 2018 give effect to the acquisition of Bridge Farm as if it had occurred on March 1, 2018.

Bridge Farm has a fiscal year end of June 30, which differs from the Company’s fiscal year end of December 31. Accordingly, for purposes of the unaudited pro forma condensed consolidated statement of loss and comprehensive loss for the ten months ended December 31, 2018, the historical Bridge Farm amounts combine Bridge Farm’s historical unaudited consolidated statement of income for the nine months ended March 31, 2019 with adjustments for Bridge Farm’s historical consolidated statement of income for the month ended June 30, 2018.

The following unaudited pro forma condensed consolidated financial information and related notes present the historical financial information of the Company and Bridge Farm adjusted to give pro forma effect to events that are (i) directly attributable to the acquisition, (ii) factually supportable and (iii) with respect to the unaudited pro forma condensed consolidated statements of income, expected to have a continuing impact on the consolidated results. The unaudited pro forma condensed consolidated financial information should be read in conjunction with the:

•	separate audited consolidated financial statements of the Company as at and for the ten months ended December 31, 2018 and the related notes, included elsewhere in this prospectus;

•

the consolidated financial statements of Project Seed Topco Limited as at June 30, 2018 (Successor) and June 30, 2017, June 30, 2016 and July 1, 2015 (Predecessor) and for the period from June 5, 2017 to June 30, 2018 (Successor), for the period from July 1, 2017 to August 10, 2017 (Predecessor), for the year ended June 30, 2017 (Predecessor) and for the year ended June 30, 2016 (Predecessor) and the related notes, included elsewhere in this prospectus;

•

separate unaudited condensed interim consolidated financial statements of the Company as at and for the three months ended March 31, 2019 and the related notes, included elsewhere in this prospectus; and

•

separate unaudited condensed consolidated financial statements of Project Seed Topco Limited as at and for the three and nine months ended March 31, 2019 and the related notes, included elsewhere in this prospectus.

The presentation of the unaudited pro forma consolidated financial information is prepared in conformity with Article 11 of Regulation S-X.

The pro forma information presented is for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have been realized if the acquisition had been completed on the dates indicated, nor is it indicative of future operating results or financial position or intended to project future financial position or results of the consolidated company. The pro forma adjustments represent management’s best estimate and are based upon currently available information and certain assumptions the Company believes are reasonable under the circumstances. Future results of the consolidated company may vary significantly from the results reflected because of various factors, including those discussed in “Risk Factors”. The final valuation may materially change the allocation of the purchase consideration, which could materially affect the fair values assigned to the assets and liabilities and could result in a material change to the unaudited pro forma condensed consolidated financial information. Refer to footnotes to the unaudited pro forma condensed consolidated financial information for more information on the basis of preparation.

Sundial Growers Inc.

Unaudited Pro Forma Consolidated Statement of Financial Position

As at March 31, 2019

(amounts presented in $CAD thousands)	Historical Sundial Growers Inc.	Adjusted Historical Bridge Farm (a)	Pro Forma Adjustments	Note	Pro Forma Sundial Growers Inc.
Assets
Current assets
Cash and cash equivalents	13,005	—	115,000	(b )	28,771
			(69,672)	(c1)
			(29,562)	(c2)
Restricted cash	350	—	—		350
Accounts receivable	2,448	11,707	(871)	(c3)	13,284
Biological assets	6,222	4,640	—		10,862
Inventory	5,049	2,851	—		7,900
Prepaid expenses and deposits	13,497	—	(8,709)	(c4)	4,788

	40,571	19,198	6,186		65,955
Non-current assets
Property, plant and equipment	118,960	54,048	—		173,008
Intangible assets	13,369	7,389	—		20,758
Goodwill	—	3,001	(3,001)	(c5)	127,220
			127,220	(c5)

	132,329	64,438	124,219		320,986

Total assets	172,900	83,636	130,405		386,941

Liabilities
Current liabilities
Accounts payable and accrued liabilities	33,807	13,868	—		47,675
Current portion of debt	43,945	29,731	(29,562)	(c2)	43.243
			(871)	(c3)
Current portion of promissory notes	—	—	18,525	(c6)	18,525
Current portion of convertible notes	26,386	—	—		26,386
Current portion of lease obligation	207	740	—		947
Current portion of financial obligation	2,247	—	—		2,247

	106,592	44,339	(11,908)		139,023

Non-current liabilities
Debt	41,424	36,257	97,830	(c )	139,956
			(35,555)	(c7)
Promissory notes	—	—	22,380	(c8)	22,380
Derivative liability	—	—	17,170	(c )	17,170
Financial obligations	16,238	—	—		16,238
Lease obligations	1,054	15,809	—		16,863
Deferred tax liabilities	—	1,244	—		1,244

	165,308	97,649	89,917		352,874

Equity
Share capital	84,229	272	26,475	(c6)	110,704
			(272)	(c9)
Contingent consideration	2,279	—	—		2,279
Warrants	1,540	—	—		1,540
Contributed surplus	17,023	—	—		17,023
Convertible notes – equity component	3,232	—	—		3,232
Accumulated deficit	(105,590)	(14,285)	14,285	(c9)	(105,590)

	2,713	(14,013)	40,488		29,188

Non-controlling interest	4,879	—	—		4,879

Total liabilities and equity	172,900	83,636	130,405		386,941

See accompanying Notes to Unaudited Pro Forma Consolidated Statement of Financial Position

Sundial Growers Inc.

Notes to Unaudited Pro Forma Consolidated Statement of Financial Position

(a)

The Historical Bridge Farm financial statement of financial position has been constructed by adjusting the unaudited consolidated statement of financial position of Bridge Farm as of March 31, 2019 for the impact of adoption of IFRS 16 on January 1, 2019. Bridge Farm’s historical financial statements are presented in British pound sterling. For purposes of the pro forma consolidated statement of financial position, all amounts in British pound sterling have been translated to Canadian dollars at an exchange rate of $1.7418 per £1.00, which was the Bank of Canada daily exchange rate published on March 29, 2019.

(Amounts presented in thousands)	Sundial Growers Account Classification	Historical Bridge Farm (GBP)	IFRS 16 Adjustments (GBP)	Adjusted Historical Bridge Farm (GBP)	Currency Translation adjustments	Adjusted Historical Bridge Farm (CAD)
Non-current assets
Goodwill	Goodwill	1,723	—	1,723	1,278	3,001
Intangible assets	Intangible assets	4,242	—	4,242	3,147	7,389
Property and equipment	Property, plant and equipment	21,571	9,459	31,030	23,018	54,048

Total non-current assets		27,536	9,459	36,995	27,443	64,438

Current assets
Inventories	Inventory	1,637	—	1,637	1,214	2,851
Biological assets	Biological assets	2,664	—	2,664	1,976	4,640
Trade and other receivables	Accounts receivable	6,721	—	6,721	4,986	11,707
Cash and cash equivalents	Cash and cash equivalents	—	—	—	—	—

Total current assets		11,022	—	11,022	8,176	19,198

Total assets		38,558	9,459	48,017	35,619	83,636

Equity
Share capital	Share capital	2	—	2	2	4
Share premium	Share capital	154	—	154	114	268
Accumulated funds/(deficit)	Accumulated deficit	(8,166)	(35)	(8,201)	(6,084)	(14,285)

Total equity attributable to owners of the Company		(8,010)	(35)	(8,045)	(5,968)	(14,013)

Total equity		(8,010)	(35)	(8,045)	(5,968)	(14,013)

Non-current liabilities
Loans and borrowings liabilities	Debt	20,816	—	20,816	15,441	36,257
Deferred tax liabilities	Deferred tax liabilities	721	(7)	714	530	1,244
Lease obligations	Lease obligations	—	9,076	9,076	6,733	15,809

Total non-current liabilities		21,537	9,069	30,606	22,704	53,310

Current liabilities
Trade and other payables	Accounts payable and accrued liabilities	7,962	—	7,962	5,906	13,868
Loans and borrowings	Current portion of debt	17,069	—	17,069	12,662	29,731
Lease obligations	Current portion of lease obligations	—	425	425	315	740

Total current liabilities		25,031	425	25,456	18,883	44,339

Total liabilities		46,568	9,494	56,062	41,587	97,649

Total equity and liabilities		38,558	9,459	48,017	35,619	83,636

(b)

Subsequent to March 31, 2019, the Company entered into a third party financing arrangement consisting of a first tranche of four year $115.0 million loan and a second tranche of four year $44.6 million each with an annual interest rate of 9.75% plus an agreement to issue warrants. The first tranche has been advanced to the Company. The amount of warrants issued will be in two tranches with the first consisting of $20.7 million divided by 125% of the price of the Company’s initial public offering and the second consisting of $31.1 million divided by 120% of the price of the Company’s initial public offering. The first tranche expires in three years from the Company’s initial public offering and the second tranche expires four years following the Company’s initial public offering. The warrants are exercisable at anytime following the earlier of the closing of this offering, December 31, 2020, or the occurrence of certain other events.

(c)

The pro forma consolidated statement of financial position reflects, effective March 31, 2019, the purchase all of the outstanding securities of Bridge Farm and shareholder loan notes, in exchange for (i) cash consideration in the amount of £45.0 million, (ii) the issuance of promissory notes in an amount equal to the greater of (1) 1,500,000 multiplied by the fair market value of a common share of the Company at the closing date of the transaction and (2) $45.0 million, and (iii) contingent consideration in the form of earn-out payments of up to an additional 1,000,000 common shares of the Company based on a prescribed formula. The initial deposit of £5 million, required under the Sale and Purchase Agreement, was made on February 22, 2019. The preliminary fair value estimate of the total purchase consideration was approximately $146.6 million. The preliminary purchase consideration of the acquired assets and assumed liabilities was allocated based on estimated fair values as follows:

Bridge Farm net assets	$CAD thousands
Accounts receivable	11,707
Biological assets	4,640
Inventory	2,851
Property, plant and equipment	54,048
Intangible assets	7,389
Goodwill	127,220
Accounts payable	(13,868)
Deferred tax liabilities	(1,244)
Lease obligations	(16,549)
Secured bank debt	(29,562)

Total purchase price	146,632

This preliminary purchase price allocation has been used to prepare pro forma adjustments in the pro forma statement of financial position and statement of consolidated loss. The final purchase price allocation will be determined when we have completed the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments. The final allocation may include changes in allocations to intangible assets and goodwill, including the recognition of any deferred taxes thereon, and other changes to assets and liabilities. These pro forma financial statements do not include any incremental amortization or depreciation that may be required upon final allocations of fair value to the net assets acquired.

The pro forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma combined financial information:

1.	Adjustments to cash of $69.7 million (£40 million) representing the cash portion of the purchase price.

2.	Adjustments to cash of $29.6 million (£17 million) representing repayment of secured bank debt on behalf of Bridge Farm.

3.	Adjustment to accounts receivable of $0.9 million relate to the £0.5 million loan issued to Bridge Farm by Sundial UK limited which will be eliminated upon acquisition.

4.

Adjustment to prepaid expenses and deposits of $8.7 million with respect to the £5 million initial deposit paid upon signing the Bridge Farm Sale and Purchase Agreement on February 22, 2019 which will be applied to the consideration for the acquisition.

5.

Adjustments to goodwill of $3.0 million representing the reversal of previously recognized goodwill on Bridge Farm’s statement of financial position and the addition of goodwill of $127.2 million identified as part of the preliminary purchase price allocation. The amount of assessed goodwill is preliminary and currently does not reflect the amount that will be allocated to intangible assets.

6.

Adjustment for current portion of promissory notes and share capital consisting of $18.5 million and $26.5 million, respectively, representing the portion of the purchase price related to the issuance of promissory notes equal to the greater of (1) 1,500,000 multiplied by the fair market value of a common share of the Company at the closing date of the transaction and (2) $45.0 million. Upon closing of the acquisition of Bridge Farm, promissory notes were issued and immediately settled through the issuance of 1.5 million shares valued at $26.5 million. The remaining balance of $18.5 million will be settled through the issuance of additional promissory notes on the first anniversary of the Bridge Farm acquisition closing date.

7.	Adjustments to debt of $35.6 million representing repayment of Bridge Farm shareholder loan notes pursuant to the Sale and Purchase Agreement.

8.

Adjustments to non current promissory notes of $22.4 million representing the portion of the purchase price related to the fair value of contingent consideration issuable in the form of promissory notes based on the earn-out payments entitling the sellers to an additional 1,000,000 common shares of the Company using a prescribed formula based on adjusted annual operating income thresholds to be achieved over three years beginning with the fiscal period ending in 2020.

9.	Adjustments to share capital of $0.3 million and accumulated deficit of $14.3 million representing the effects of consolidation.

Sundial Growers, Inc.

Unaudited Pro Forma Consolidated Statement of Loss and Comprehensive Loss

Three months ended March 31, 2019

(Amounts presented in $CAD thousands)	Historical Sundial Growers Inc.(a)	Adjusted Historical Bridge Farm(b)	Pro forma adjustments	Notes	Pro Forma Sundial Growers Inc.
Revenue
Gross revenue	1,691	9,084	—		10,775
Excise taxes	192	—	—		192

Net revenue	1,499	9,084	—		10,583
Cost of sales	778	8,106	—		8,884

Gross margin before fair value adjustments	721	978	—		1,699
Change in fair value of biological assets	692	(14)	—		678
Change in fair value realized through inventory sold	80	—	—		80

Gross margin	1,493	964	—		2,457

General and administrative	5,074	1,853	—		6,927
Sales and marketing	1,212	450	—		1,662
Research & development	95	—	—		95
Pre-production expenses	—	—	—		—
Depreciation and amortization	120	679	—		799
Foreign exchange (gain)/loss	(269)	—	—		(269)
Share based compensation	12,625	—	—		12,625
Asset impairment	162	—	—		162

Loss from operations	(17,526)	(2,018)	—		(19,544)

Finance costs	(2,785)	(1,371)	1,371	(c1)	(6,582)
			(2,803)	(c2)
			(994)	(c3)
(Gain)/loss on disposal of property, plant and equipment	—	—	—		—

Loss before tax	(20,311)	(3,389)	(2,426)		(26,126)
Income tax (recovery)/expense	3,609	450	—		4,059

Net loss and comprehensive loss	(16,702)	(2,939)	(2,426)		(22,067)

Basic and diluted loss per share	$(0.38)				$(0.49)

See accompanying Notes to the Unaudited Pro Forma Consolidated Statement of Loss and Comprehensive Loss

Sundial Growers, Inc.

Unaudited Pro Forma Consolidated Statement of Loss and Comprehensive Loss

Ten Months Ended December 31, 2018

(Amounts presented in $CAD thousands)	Historical Sundial Growers Inc.(a)	Adjusted Historical Bridge Farm(1)	Pro forma adjustments	Notes	Pro Forma Sundial Growers Inc.
Revenue
Gross revenue	—	20,402	—		20,402
Excise taxes	—	—	—		—

Net revenue	—	20,402	—		20,402
Cost of sales	—	16,236	—		16,236

Gross margin before fair value adjustments	—	4,166	—		4,166
Change in fair value of biological assets	(1,280)	(135)	—		(1,415)

Gross margin	(1,280)	4,031	—		2,751

General and administrative	8,830	5,150	—		13,980
Sales and marketing	2,380	965	—		3,345
Research & development	275	—	—		275
Pre-production expenses	6,457	—	—		6,457
Depreciation and amortization	920	1,890	—		2,810
Foreign exchange (gain)/loss	141	—	—		141
Share based compensation	6,889	—	—		6,889
Asset impairment	523	—	—		523

Loss from operations	(27,695)	(3,974)	—		(31,669)

Finance costs	(28,814)	(3,711)	3,711	(c1)	(41,510)
			(9,344)	(c2)
			(3,352)	(c3)
(Gain)/loss on disposal of property, plant and equipment	(17)	—	—	—	(17)

Loss before tax	(56,526)	(7,685)	(8,985)	—	(73,196)
Income tax recovery/(expense)	—	1,468	—	—	1,468
Deferred tax, net	—	—	—	—	—

Net loss and comprehensive loss	(56,526)	(6,217)	(8,985)	—	(71,728)

Basic and diluted loss per share	$(1.31)				$(1.60)

(1)

The ten months ended December 31, 2018 reflect the historical results of operations for the nine months ended starting July 1, 2018 through to March 31, 2019, with adjustments to include the one month ended June 30, 2018. Refer to note (b) to the Unaudited Pro Forma Consolidated Statement of Loss and Comprehensive Loss for further details.

See accompanying Notes to the Unaudited Pro Forma Consolidated Statement of Loss and Comprehensive Loss

Sundial Growers Inc.

Notes to Unaudited Pro Forma Consolidated Statement of Loss and Comprehensive Loss

(a)

The Company changed its fiscal year end from February 28 to December 31 and accordingly a ten-month period ended December 31, 2018 has been presented as the fiscal period for the last audited consolidated financial statements.

(b)

Bridge Farm financial statements presented in the accompanying unaudited pro forma consolidated statement of loss and comprehensive loss for the three months ended March 31, 2019 has been adjusted for the impact of adoption of IFRS 16. Bridge Farm’s historical financial statements are presented in British pound sterling. For purposes of the unaudited pro forma consolidated statement of loss and comprehensive loss for the three months ended March 31, 2019, all amounts in British pound sterling have been translated to Canadian dollars at an exchange rate of $1.7316 per £1.00, which was the average Bank of Canada daily exchange rate published between the periods of January 1, 2019 and March 31, 2019.

(amounts presented in thousands)	Sundial Growers Account classification	Historical Bridge Farm (GBP)	IFRS 16 adjustments (GBP)	Adjusted Historical Bridge Farm (GBP)	Foreign currency adjustments	Adjusted Historical Bridge Farm (CAD)
Revenue	Revenue	5,246	—	5,246	3,838	9,084
Cost of sales	Cost of sales	(4,760)	71	(4,689)	(3,431)	(8,120)

Gross profit		486	71	557	407	964
Distribution costs	General and administrative	(260)	—	(260)	(190)	(450)
Administrative expenses	General and administrative	(1,501)	—	(1,501)	(1,098)	(2,599)
Other operating income	General and administrative	39	—	39	28	67

Operating profit		(1,236)	71	(1,165)	(853)	(2,018)
Finance costs	Finance costs	(679)	(113)	(792)	(579)	(1,371)

Profit/(loss) before tax		(1,915)	(42)	(1,957)	(1,432)	(3,389)
Income tax income /(expense)	Income tax (recovery)/expense	253	7	260	190	450

Profit/(loss) for the period		(1,662)	(35)	(1,697)	(1,242)	(2,939)
Profit/(loss) attributable to:
Owners of the company		(1,662)	(35)	(1,697)	(1,242)	(2,939)

Total comprehensive income/(loss), net of tax		(1,662)	(35)	(1,697)	(1,242)	(2,939)

Attributable to:
Owners of the company		(1,662)	(35)	(1,697)	(1,242)	(2,939)

The ten months ended December 31, 2018 reflect the historical results of operations as if the acquisition of Bridge Farm had occurred on March 1, 2018. The Company selected the historical results of operations for the nine months ended starting July 1, 2018 through to March 31, 2019, with adjustments to include the one month ended June 30, 2018 which is within 93 days of the Company’s February 28, 2018 fiscal period end. The adjustments for the one month ended June 30, 2018 were obtained from the internal monthly accounting records provided by Bridge Farm management. There are no adjustments for the adoption of IFRS 16 due to the application of the modified retrospective approach consistent with the adoption methodology applied by the Company. Bridge Farm’s historical financial statements are published in British pound sterling. For purposes of the adjusted unaudited pro forma consolidated statement of loss and comprehensive loss for the ten months ended March 31, 2019, all amounts in British pound sterling have been translated to Canadian dollars at an exchange rate of $1.7147 per £1.00, which was the average Bank of Canada daily exchange rate published between the periods of June 1, 2018 and March 31, 2019.

(amounts presented in thousands)	Sundial Growers Account classification	Historical Bridge Farm 9 month ended March 31, 2019 (GBP)	Historical Bridge Farm 1 months ended June 30, 2018 (GBP)	Historical Bridge Farm 10 months ended March 31, 2019 (GBP)	Foreign currency adjustments	Adjusted Historical Bridge Farm (CAD)
Revenue	Revenue	10,369	1,529	11,898	8,504	20,402
Cost of sales	Cost of sales	(8,590)	(957)	(9,547)	(6,823)	(16,370)

Gross profit		1,779	572	2,351	1,681	4,032
Distribution costs	General and administrative	(563)	—	(563)	(402)	(965)
Administrative expenses	General and administrative	(3,954)	(261)	(4,215)	(3,012)	(7,227)
Other operating income	General and administrative	107	9	116	83	199
Other gains/(losses)	General and administrative	(7)	—	(7)	(6)	(13)

Operating profit		(2,638)	320	(2,318)	(1,656)	(3,974)
Finance costs	Finance costs	(1,970)	(194)	(2,164)	(1,547)	(3,711)
Profit/(loss) before tax		(4,608)	126	(4,482)	(3,203)	(7,685)
Income tax income/(expense)	Income tax (recovery)/expense	856	—	856	612	1,468

Profit/(loss) for the period		(3,752)	126	(3,626)	(2,591)	(6,217)
Profit/(loss) attributable to:
Owners of the company		(3,752)	126	(3,626)	(2,591)	(6,217)

Total comprehensive income/(loss), net of tax		(3,752)	126	(3,626)	(2,591)	(6,217)

Attributable to:
Owners of the company		(3,752)	126	(3,626)	(2,591)	(6,217)

(c)	In accordance with Article 11 of Regulation S-X, the following adjustments were made for the acquisition of Bridge Farm:

(1)

The adjustment to finance costs of $1.4 million and $3.7 million for the three months ended March 31, 2019 and the ten months ended December 31, 2018, respectively, reflect the elimination of interest expense incurred by Bridge Farm relating to the shareholder loan notes in the historical financial statements, which are eliminated upon acquisition.

(2)

Adjustments to finance costs of $2.8 million and $9.3 million for the three months ended March 31, 2019 and the ten months ended December 31, 2018, respectively, reflect the incremental interest costs associated with the four year $115.0 million 9.75% loan.

(3)

Adjustments to finance costs of $1.0 million and $3.4 million the three months ended March 31, 2019 and the ten months ended December 31, 2018, respectively, reflect the incremental accretion expense associated with the four year $115.0 million 9.75% loan.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables present selected historical consolidated financial data for our business. We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information under the captions “Capitalization”, “Unaudited Pro Forma Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

We have derived the selected consolidated statements of loss and comprehensive loss data for the three months ended March 31, 2019 and March 31, 2018, and the selected consolidated statement of financial position data as at March 31, 2019, from our unaudited condensed interim consolidated financial statements included elsewhere in this prospectus, and for the fiscal years ended December 31, 2018, February 28, 2018 and February 28, 2017 from our audited consolidated financial statements included elsewhere in this prospectus. The unaudited condensed interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for those periods. Our historical results are not necessarily indicative of the results that should be expected in any future period and results for the interim period are not necessarily indicative of the results of any future period the full year.

	Three months ended		Fiscal years ended
Consolidated Statements of Loss and Comprehensive Loss Data:	March 31, 2019	March 31, 2018	December 31, 2018(1)	February 28, 2018	February 28, 2017
(in thousands, except per share data)	(Unaudited)
Gross revenue	$1,691	$—	$—	$—	$—
Excise taxes	192	—	—	—	—

Net revenue	1,499	—	—	—	—
Cost of sales	778	—	—	—	—

Gross margin before fair value adjustments	721	—	—	—	—
Increase (decrease) in fair value of biological assets	692	366	(1,280)	366	—
Change in fair value realized through inventory	80	—	—	—	—

Gross margin	1,493	366	(1,280)	366	—

General and administrative	5,074	1,602	8,830	3,169	1,420
Sales and marketing	1,212	820	2,380	1,274	—
Research and development	95	494	275	413	—
Pre-production expenses(2)	—	637	6,457	1,249	—
Depreciation and amortization	120	163	920	411	80
Foreign exchange (gain)/loss	(269)	1	141	—	—
Accretion expense	—	—	—	—	29
Share-based compensation expense	12,625	1,561	6,889	4,551	—
Asset impairment	162	2,184	523	2,184	—

Loss from operations	(17,526)	(7,096)	$(27,695)	$(12,885)	$(1,529)

Finance costs	(2,785)	—	(28,814)	(75)	(37)
(Loss)/gain on disposal of property, plant and equipment	—	(52)	(17)	(35)	12
Sub-lease income	—	—	—	—	9

Loss before tax	(20,311)	(7,148)	(56,526)	(12,995)	(1,545)
Income tax recovery	3,609	—	—	—	—

Net loss and comprehensive loss	(16,702)	(7,148)	$(56,526)	$(12,995)	$(1,545)

Net loss and comprehensive loss attributable to:
Sundial Growers Inc.	(16,702)	(7,148)	$(56,526)	$(12,995)	$(1,545)
Non-controlling interest	—	—	—	—	—

Basic and diluted loss per share(3)	$(0.38)	$(0.19)	$(1.31)	$(0.37)	$(0.07)

(1)	Fiscal year ended December 31, 2018 consists of the ten months ended December 31, 2018.

(2)

Our pre-production expenses for the fiscal year ended December 31, 2018 include approximately $3.3 million related to reserves taken by management associated with our non-delivery of cannabis under certain legacy supply agreements with other licensed cannabis producers. See “Business—Legal Proceedings”.

(3)

See Note 16 to our unaudited condensed interim consolidated financial statements and Note 12 to our audited consolidated financial statements included elsewhere in this prospectus for further details regarding the calculation of basic and diluted loss per share for the three months ended March 31, 2019 and 2018, and the fiscal years ended December 31, 2018 and February 28, 2018 and 2017, respectively.

	As at
Consolidated Statement of Financial Position Data:	March 31, 2019	December 31, 2018	February 28, 2018
(in thousands)	(Unaudited)
Cash and cash equivalents(1)	$13,005	$14,121	$7,678
Biological assets	6,222	876	54
Inventory	5,049	1,234	311
Total Assets	$172,900	$110,120	$25,754

Current debt(2)	$70,331	$47,926	$7,000
Total Liabilities	165,308	118,109	12,044
Share capital	84,229	65,133	25,769
Total Shareholders’ Equity	$2,713	$(7,909)	$13,710

(1)	Excludes $350,000 of restricted cash.
(2)

As at March 31, 2019, current debt comprises (i) $43.9 million representing the current portion of debt and (ii) $26.4 million representing the current liability component of 12% Convertible Notes. As at December 31, 2018, current debt comprises (i) $15.5 million representing the current portion of secured debt, (ii) $6.9 million representing the outstanding balance under the Repurchase Agreement (as defined below), and (iii) $25.4 million representing the current liability component of 12% Convertible Notes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Commitments and Obligations”. As at February 28, 2018, current debt includes the current portion of secured debt.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes and the unaudited pro forma financial information that appears elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, or beliefs. Actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors”. All dollar amounts, except per share data, included in the following discussion are presented in thousands.

Our Business

Sundial’s mission is to proudly craft pioneering cannabis brands to Heal, Help and Play. We view these as three distinct consumer opportunities, defined as follows:

•	Heal – cannabis products used as prescription medicine

•	Help – cannabis products that strive to promote overall health and wellness through CBD

•	Play – cannabis products to enhance social, spiritual and recreational occasions

We intend to pursue these opportunities globally as regulations permit.

As public perceptions and regulations around the world evolve, we believe cannabis is rapidly becoming a consumer good just like any other product in the Consumer Packaged Goods (CPG) industry. We are leveraging our management team’s extensive experience at global blue-chip companies to bring a differentiated, integrated CPG approach to the new cannabis industry that spans insights and analytics, supply chain, marketing and customer management. We believe this holistic and integrated approach gives us a competitive advantage over our peers in the cannabis industry.

In Canada, we currently produce and market premium cannabis for the adult-use (Play) market. In our purpose-built indoor modular grow rooms, we produce high-quality, consistent cannabis in individual, fully controlled room environments. We have established supply agreements with, or been approved to supply cannabis directly to retailers by, five provincial regulating authorities, specifically the Alberta Gaming, Liquor and Cannabis Commission, the Ontario Cannabis Store, the British Columbia Liquor Distribution Branch, Manitoba Liquor and Lotteries, and the Saskatchewan Liquor and Gaming Authority. In addition, we are working to establish supply agreements in all remaining Canadian jurisdictions, as our production capacity allows. Our supply agreements do not contain minimum purchase commitments. We have an initial focus on premium inhalable products to exploit the Play opportunity and will expand our portfolio to edibles, extracts, topicals and other products once legally permitted. We are currently marketing our adult-use products under our Sundial brand and intend to offer products under our Top Leaf and BC Weed Co. brands, among others. We are also actively pursuing Help and Heal opportunities in Canada. In the past, we have entered into agreements to supply other licensed producers in Canada, but we anticipate that we will not make significant sales of cannabis (other than trim) to them beyond 2020.

We plan to enter the rapidly growing global CBD market (Help) with our acquisition of Bridge Farm, a leading agricultural indoor producer of edible herbs and ornamental flowers in the United Kingdom. Bridge Farm provides us with a number of state-of-the-art, fully operational facilities, a hemp cultivation licence at one of Bridge Farm’s facilities and established relationships with a number of large U.K. and multi-national retailers. We intend to produce CBD products at low cost, driven by Bridge Farm’s scale, automation and energy subsidies.

To enhance and differentiate our medical cannabis (Heal) offerings, we are working to build industry-leading research capabilities regarding the use of cannabis and cannabinoids as medical treatments. We have established partnerships with a number of private and public Canadian research institutions, which we are leveraging to facilitate a research-informed approach to identify and develop cannabis strains for medicinal use. In addition, our joint venture with Pathway Rx uses advanced technology and an extensive library of cannabis strains to identify and customize treatments for a wide range of medical conditions.

We recorded revenue of $1.7 million in the three months ended March 31, 2019 and a net loss of $16.7 million for the same period. As of March 31, 2019, our accumulated deficit was $105.6 million.

We changed our fiscal year end from February 28 to December 31 effective for the fiscal year ended December 31, 2018. We had no revenues for the fiscal years ended December 31, 2018, February 28, 2018 and February 28, 2017. For the same periods, our net loss was $56.5 million, $13.0 million and $1.5 million, respectively. As of December 31, 2018, our accumulated deficit was $88.9 million.

We are currently exploring and negotiating several additional sources of equity or debt financing. Based on our current operating plan, we believe that the net proceeds from this offering, together with any future debt financings, our existing cash and cash equivalents and the funds that we expect will be available under our debt facilities, combined with expected funds from operations, will be sufficient to satisfy the cash requirements associated with funding our operating expenses and capital expenditures in the next six months. We intend to fund the construction and transition to hemp cultivation of certain of Bridge Farm’s facilities in the United Kingdom through existing sources of debt, as well as additional debt or equity financing, or a combination thereof. In addition, while we have incurred losses to date, we anticipate our business to be cash flow positive in 2019, though there can be no assurance that our products will gain adequate market acceptance or that we will be able to generate sufficient positive cash flow from operations to meet our capital requirements.

Key Factors Impacting Operating Results and Financial Condition

Our future performance is dependent, to a large extent, on the following factors. See “Risk Factors” and “Business” for more information.

Supply agreements

We expect to generate a significant portion of our revenue from sales of cannabis in the Canadian adult-use market. As a result, our revenue is dependent on our ability to enter into supply agreements with the counterparties legally able to purchase cannabis under the various Canadian provincial and territorial regulatory regimes. In some provinces, only provincially established and mandated agencies are permitted to buy cannabis from licensed producers for sales to adult consumers. As such, establishing and maintaining supply agreements on terms that are acceptable to us is essential to our ability to maintain and expand our customer base in the Canadian adult-use market. Moreover, in some jurisdictions we have a limited ability to affect or influence the price at which our product is sold to the end-user and as such are constrained in negotiating the wholesale price contained within our supply agreements. We have established supply agreements with, or been approved to supply cannabis directly to retailers by, five provincial regulating authorities, specifically the, AGLC, the OCS, the BCLDB, MLL, and the SLGA, and we are working to establish agreements in all remaining Canadian jurisdictions, as our production capacity allows. Although we have supply agreements with other licensed producers, we anticipate that we will not make sales of cannabis (other than trim) to them beyond 2020.

Expanding capacity

As an early-stage company, our ability to scale-up production and realize efficiencies to reduce our per-unit cost is essential to our long-term success and profitability. As we expand into new markets, and expand our product offerings in existing markets, we will need to invest significant resources into building or expanding new cultivation and production facilities. We principally utilize two different kinds of “cultivation rooms”: “cloning and vegetation rooms”, where immature plants are kept for an average of four weeks until being transferred to our “flowering rooms” where the plants flower and are harvested. Once fully constructed, licensed and operational, our Olds Facility will be an approximately 448,000 square foot facility with 126 cultivation rooms. To date, we have received a licence from Health Canada for approximately 242,000 square feet at our Olds Facility, comprising H Block (approximately 32,000 square feet with 12 cloning and vegetation rooms), an extension to H Block (approximately 46,000 square feet with 14 flowering rooms) and Pods 1 through 3 (each approximately 70,000 square feet with 20 flowering rooms). Additionally, we are expecting to build and license Pods 4 and 5 which will be approximately 70,000 square feet with 20 flowering rooms each by the end of 2019. Furthermore, we are expecting to build a people and processing building, estimated to be approximately 20,000 square feet in size, to support a fully operational Olds Facility. At our Merritt Facility, we currently expect to build one mini-pod consisting of eight flowering rooms, with a total building size of approximately 35,000 square feet. Prior to the acquisition, Bridge Farm had completed planning for Clay Lake Phase 2, which is approximately 807,000 square feet, and Clay Lake Phase 3, which is approximately 1.2 million square feet. We intend to proceed with both of these projects. Over time, as demand for CBD products grows, we plan to convert certain of Bridge Farm’s facilities to hemp cultivation operations and to build a CBD-extraction facility. We have also applied for a high-THC cannabis licence to allow us to cultivate medical cannabis in the United Kingdom. Subject to approval, we expect to cultivate medical cannabis at certain of Bridge Farm’s facilities by the end of 2019. The cost of expanding or converting the Olds Facility, the Merritt Facility and certain of Bridge Farm’s facilities is estimated at approximately an additional $60 million, $18 million and $92 million, respectively.

Creating brand identity

We are a “craft-at-scale” producer of cannabis, and we intend to target the premium portion of the adult-use cannabis market. Our success depends, in part, on our ability to attract and retain customers. While Canadian federal or provincial laws impose restrictions on advertising, marketing and the use of logos and brand names, and other restrictions on advertising, we expect to continue to make significant investments to promote our current products to new customers and new products to current and new customers. As capacity allows, we will launch additional products under our Sundial brand in Canada. These will include multiple tailored offerings of strains and product formats to meet specific consumer needs. In addition to our Sundial brand, we will launch other premium brands, including Top Leaf and BC Weed Co., which we believe will further enhance our market presence and margins.

Expanding into new international and consumer markets

We intend to expand globally as other countries permit sales of cannabis and cannabis-derived products. We believe our expertise in the cultivation and distribution of cannabis products will place us in an advantageous position for expansion into such markets.

In October 2018, Canada became the first major industrialized nation to legalize adult-use cannabis at the federal level. We expect that additional countries will continue to legalize adult-use cannabis.

The legalization of cannabis for medical purposes continues to spread around the world. As of March 31, 2019, 41 countries have legalized medical cannabis in some form. In addition, the European Parliament passed a resolution calling for the European Union to distinguish between medical and other uses of cannabis, increase funding for research regarding medical cannabis and require insurance coverage for effective cannabis-based medication.

Finally, we intend to leverage certain of Bridge Farm’s large-scale, low-cost production facilities to become a leader in the global CBD market, as further regulations permit. We have also applied for a high-THC cannabis licence to allow us to cultivate medical cannabis in the United Kingdom. Subject to approval, we expect to cultivate medical cannabis at certain of Bridge Farm’s facilities by the end of 2019.

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB and interpretations of the International Financial Reporting Interpretations Committee, in effect as of the date of the period then ended. None of the financial statements included herein were prepared in accordance with US GAAP.

Effective for the fiscal year ended December 31, 2018, we changed our fiscal year end from February 28 to December 31. As a result of this change, the figures presented herein for the fiscal year ended December 31, 2018, are not entirely comparable to the figures for the years ended February 28, 2018 and 2017 and we do not present financial information for a separate historical period that is comparable to the fiscal year ended December 31, 2018. Following the fiscal year ended December 31, 2018, we will prepare annual consolidated financial statements for each fiscal year ending December 31, beginning with the fiscal year ending December 31, 2019.

Adjusted EBITDA

We define Adjusted EBITDA as net income (loss) before finance costs, depreciation and amortization, accretion expense and income tax recovery and excluding increase (decrease) in fair value of biological assets, change in fair value realized through inventory, unrealized foreign exchange loss (gain), share-based compensation expense, asset impairment and (loss) gain on disposal of property, plant and equipment.

In addition to net income (loss) and other results under IFRS, we use Adjusted EBITDA to evaluate our business. We have included Adjusted EBITDA in this prospectus because it is a key measure used by our management to evaluate our operating performance. Accordingly, we believe that Adjusted EBITDA provides useful information to investors, analysts and others in understanding and evaluating our operating results in the same manner as our management team and board of directors. Our calculation of Adjusted EBITDA may differ from similarly-titled non-IFRS measures reported by our peer companies. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS.

Adjusted EBITDA has limitations as a financial measure, should be considered as supplemental in nature, and is not meant as a substitute for the related financial information prepared in accordance with IFRS. These limitations include the following:

•

Adjusted EBITDA excludes certain recurring, non-cash charges, such as depreciation of property and equipment and amortization of intangible assets and asset impairment, and although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect all cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•

Adjusted EBITDA excludes share-based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense in our business and an important part of our compensation strategy;

•	Adjusted EBITDA does not reflect period to period changes in taxes, or the cash necessary to pay income taxes;

•

Adjusted EBITDA does not reflect the components of other income (expense), net, which includes, unrealized foreign currency exchange gains (losses), net, (losses) gains on disposal of property, plant and equipment, unrealized gain on investments, change in fair value of biological assets and change in fair value realized through inventory; and

•	Adjusted EBITDA excludes legal, tax, and regulatory reserves and settlements that may reduce cash available to us.

The reconciliation of our net loss, the most directly comparable IFRS financial measure, to Adjusted EBITDA is as follows:

	Three Months Ended		Fiscal Year Ended
	March 31, 2019	March 31, 2018	December 31, 2018(1)	February 28, 2018	February 28, 2017
Net Loss	$(16,702)	$(7,148)	$(56,526)	$(12,995)	$(1,545)
Finance costs	2,785	—	28,814	75	37
Depreciation and amortization	120	163	920	411	80
Accretion expense	—	—	—	—	29
Income tax recovery	(3,609)	—	—	—	—
(Increase) decrease in fair value of biological assets	(692)	(366)	1,280	(366)	—
Change in fair value realized through inventory	(80)	—	—	—	—
Unrealized foreign exchange gain	(133)	—	—	—	—
Share-based compensation expense	12,625	1,561	6,889	4,551	—
Asset impairment	162	2,184	523	2,184	—
Loss/(gain) on disposal of property, plant and equipment	—	52	17	35	(12)

Adjusted EBITDA	$(5,524)	$(3,554)	$(18,083)	$(6,105)	$(1,411)

(1)	Fiscal year ended December 31, 2018 consists of the ten months ended December 31, 2018.

Key Operating Metrics

Three Months Ended
March 31, 2019
Kilogram equivalents sold	323
Kilograms harvested	4,145
Average gross selling price per gram	$5.24
Average net selling price per gram(1)	$4.64
Average cost per gram sold	$2.41

(1)	Net of excise taxes and, with respect to sales under our supply agreements with Canadian provinces, marketing fees, salvage fees and early payment discounts.

Components of Our Results of Operations

Gross revenue

Gross revenue comprises bulk and packaged sales under the Cannabis Act pursuant to our supply agreements and to other licenced producers. We anticipate that we will not make sales of cannabis (other than trim) to other licensed producers beyond 2020.

Excise taxes

Excise taxes are the federal excise duties and additional provincial or territorial duties payable on adult-use cannabis products at the time such product is delivered to the purchaser, such as provincially-authorized distributor or retailer or final consumer. Federal duties on adult-use cannabis products are calculated as the greater of (i) $0.25 per gram of flowering material, (ii) $0.075 per gram of non-flowering material or $0.25 per viable seed or seedling and (iii) 2.5% of the “dutiable amount” as calculated in accordance with the Excise Act, 2001.

The rates of provincial or territorial duties vary. Through March 31, 2019, all of our sales subject to duties were made in Alberta and, therefore, subject to duties equal to the greater of (i) $0.75 per gram of flowering material plus 16.8%, (ii) $0.225 per gram of non-flowering material plus 16.8% or $0.75 per viable seed or seedling and (iii) 24.3%.

Cost of sales

Cost of sales includes three main categories: pre-harvest, post-harvest and shipment and fulfillment costs. These costs are incurred in respect of cultivating, harvesting, processing and packaging our cannabis products. Pre-harvest costs include all direct and indirect costs incurred between initial recognition and the point of harvest, including labour-related costs, grow consumables, materials, utilities, facilities costs, and depreciation related to production facilities. Post-harvest costs include all direct and indirect costs incurred subsequent to the point of harvest, including labour-related costs, consumables, materials, utilities and facilities costs. Shipment and fulfillment costs include packaging, transportation, quality control and testing costs.

Pre-production expenses

Our operations were in a pre-commercial phase until the first quarter of 2019, following the effectiveness of the Cannabis Act on October 17, 2018. As a result, all costs related to cannabis production during such pre-commercial phase were expensed as pre-production expenses. Subsequent to the pre-commercial phase and going forward, all such costs are expected to be recorded as cost of sales.

Net effect of changes in fair value of biological assets

Our biological assets consist of cannabis plants in various stages of vegetation, including clones which have not been harvested. Net unrealized changes in fair value of biological assets less cost to sell during the period are included in the results of operations for the related period. Biological assets are valued in accordance with IAS 41 – “Agriculture” and are presented at their fair values less costs to sell up to the point of harvest. The fair values are determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts the amount for the expected selling price less costs to sell per gram. See “—Critical Accounting Policies and Estimates” below.

Change in fair value realized through inventory

Our inventory is comprised of harvested cannabis, as well as supplies and consumables. Change in fair value realized through inventory comprises fair value adjustments associated with the cost of inventory when such inventory is sold. Inventories are carried at the lower of cost and net realizable value. When sold, the cost of inventory is recorded as cost of sales, while fair value adjustments are recorded as change in fair value realized through inventory.

General and administrative expenses

General and administrative expenses consist of salaries and wages, consulting fees, office and general expenses, professional fees, director fees, rent and certain other expenses.

Selling, marketing and promotion expenses

Selling marketing and promotion expenses consist of brand development and promotion expenses, shipping costs, marketing personnel and related costs.

Research and development expense

Research and development expenses comprise consulting fees and licence acquisition fees.

Depreciation and amortization

Depreciation and amortization expenses are incurred in respect of the reduction of useful life of our property, plant and equipment and intangible assets.

Foreign exchange (gain)/loss

Foreign exchange (gain)/loss includes the impact of foreign exchange rate changes on foreign currency denominated debt.

Share-based compensation expense

Share-based compensation expense includes the expense for the issue of simple and performance warrants to employees, directors, and others at the discretion of our board of directors. Our board of directors has granted those warrants with an exercise price intended to be equal to the fair value of the underlying common shares on the date of the grant. Given the absence of an active trading market for the Company’s common shares, determining the fair value of the Company’s common shares requires our board of directors to make complex and subjective judgments. Our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of the Company’s common shares as of the date of each grant. For periods prior to January 1, 2019, the fair value of share-based compensation expense was primarily estimated using the value of the equity or convertible security issued to third parties for cash within a reasonable period of time of the grant to the employee. Subsequent to January 1, 2019, the fair value of share-based compensation expenses is estimated using the value of the equity or convertible security issued to third parties for cash within a reasonable period of time of the grant to the employee, as well as, other factors, including: the Company’s stage of development; the impact of significant corporate events, operational changes or milestones; material risks related to the business; the Company’s financial condition and operating results, including its revenue, history of net losses and levels of available capital resources; equity market conditions affecting comparable public companies; general U.S. market conditions; the likelihood and potential timing of achieving a liquidity event or completing an offering of common shares, such as an initial public offering; and the instruments involved illiquid securities of a private company. In determining the amount of share-based compensation expense, the Company utilized the Black-Scholes pricing model and relies on a number of estimates, such as the expected life of the warrant, the volatility of the underlying share price, the risk-free rate of return and the estimated rate of forfeiture of warrants granted.

We are evaluating our compensation policies, including with respect to share-based compensation as we become a public company. See “Executive Compensation” and “Director Compensation”.

Finance expense

Finance expense includes accretion expense associated with our 12% Convertible Notes, finance costs, interest on our indebtedness and certain other expenses, net of capitalized interest related to construction in progress.

Income tax recovery

Income tax recovery represents the Company’s intention to settle provincial and federal income taxes payable and recoverable on a net basis between entities under common control subject to income tax under the same taxation authority.

Results of Operations

Three Months Ended March 31, 2019 Compared to Three Months Ended March 31, 2018

(in thousands)
	Three months ended
Consolidated Statements of Loss and Comprehensive Loss Data	March 31, 2019	March 31, 2018	Change
Gross revenue	$1,691	—	1,691
Excise taxes	192	—	192

Net revenue	1,499	—	1,499
Cost of sales	778	—	778

Gross margin before value adjustments	721	—	721
Increase in fair value of biological assets	692	366	326
Change in fair value realized through inventory	80	—	—

Gross margin	1,493	366	1,127
General and administrative	5,074	1,602	3,472
Sales and marketing	1,212	820	392
Research and development	95	494	(399)
Pre-production expenses	—	637	(637)
Depreciation and amortization	120	163	(43)
Foreign exchange (gain)/loss	(269)	1	(270)
Share-based compensation	12,625	1,561	4,700
Asset impairment	162	2,184	(2,022)

Loss from operations	(17,526)	(7,096)	(10,430)

Finance expenses	(2,785)	—	(2,785)
Loss on disposal of property, plant and equipment	—	(52)	52

Loss before tax	(20,311)	(7,148)	(13,163)
Income tax recovery	3,609	—	3,609

Net loss and comprehensive loss	$(16,702)	$(7,148)	$(9,554)

Net loss and comprehensive loss attributable to:
Sundial Growers Inc.	$(16,702)	$(7,148)	$(9,554)
Non-controlling interest	—	—	—

Basic and diluted loss per share(1)	$(0.38)	$(0.19)	$(0.19)

(1)	See “—Loss per share” below for further details regarding the calculation of basic and diluted loss per share.

Gross revenue

	Three months ended
	March 31, 2019	March 31, 2018	Change
Gross revenue	$1,691	$—	$1,691

Gross revenues of $1.7 million were driven by adult-use cannabis sales under our supply agreements, which commenced in December 2018 following the effectiveness of the Cannabis Act on October 17, 2018. 323 kilograms of cannabis were sold at an average gross selling price of $5.24 per gram. Of the total $1.7 million, $0.9 million was generated from sales to other licensed producers and $0.8 million was generated from sales to the AGLC. We anticipate that we will not make sales of cannabis (other than trim) to other licensed producers beyond 2020. No sales were made in the three months ended March 31, 2018.

Historically, all of our revenues generated in Canada were derived from the sale of adult-use (Play) products. We expect revenue to increase throughout 2019 as a result of the ramp-up of our production capacity due to the expansion of our Olds Facility and construction of our Merritt Facility and the additional revenue generated by Bridge Farm’s existing herbs and ornamental flower business.

Excise taxes

	Three months ended
	March 31, 2019	March 31, 2018	Change
Excise taxes	$192	$—	$192

Excise taxes of $0.2 million are associated with sales of adult-use cannabis made in the three months ended March 31, 2019. No such taxes were paid in the three months ended March 31, 2018 as no sales were made during that period. Excise taxes apply to sales to Provincial Buyers based on prescribed legislation but do not apply to sales to other licensed producers.

Cost of sales

	Three months ended
	March 31, 2019	March 31, 2018	Change
Cost of sales	$778	$—	$778

Cost of sales of $0.8 million are associated with sales of adult-use cannabis made in the three months ended March 31, 2019. No cost of sales was recognized in the three months ended March 31, 2018 as no sales were made during that period. Cost of sales per gram sold were $2.41 in the three months ended March 31, 2019. We expect costs per gram to decrease through economies of scale and efficiencies as production capacity increases.

Increase in fair value of biological assets

	Three months ended
	March 31, 2019	March 31, 2018	Change
Increase in fair value of biological assets	$692	$366	$326

The increase in the net effect of changes in fair value of biological assets and inventory was $0.7 million for the three months ended March 31, 2019 compared to $0.4 million in the comparable period. The increase was primarily due to an increase in the number of cannabis plants and an increase in the weighted average maturity of the stage of growth.

General and administrative

	Three months ended
	March 31, 2019	March 31, 2018	Change
General and administrative	$5,074	$1,602	$3,472

General and administrative expenses were $5.1 million for the three months ended March 31, 2019 compared to $1.6 million in the comparable period. The increase in general and administrative expense was primarily driven by increases in salaries and human resources-related expenses of $1.8 million, office costs of $1.3 million relating to utilities, insurance and office supply costs, and business development costs of $0.5 million. These increases in general and administrative expenses are to support our growth and expansion initiatives.

We expect general and administrative expenses to continue to increase to the scale of our operations and with the costs of compliance and governance related to a public company.

Sales and marketing

	Three months ended
	March 31, 2019	March 31, 2018	Change
Sales and marketing	$1,212	$820	$392

Sales and marketing expenses were $1.2 million for the three months ended March 31, 2019 compared to $0.8 million in the comparable period. The increase in sales and marketing expense was primarily due to trade shows and marketing design related to the commencement of adult-use cannabis sales and developing our commercial capabilities.

We expect sales and marketing expenses to increase as we address additional market opportunities and international expansion.

Research and development expense

	Three months ended
	March 31, 2019	March 31, 2018	Change
Research and development expense	$95	$494	$(399)

Research and development expense was $95 thousand for the three months ended March 31, 2019 compared to $0.5 million in the comparable period. The decrease in research and development expense was primarily due to certain employees spending less time on research and development activities as the Company focused on the commencement of its adult-use cannabis production operations.

We expect research and development expenses to increase as we develop new cannabis strains, formats and technologies.

Pre-production expenses

	Three months ended
	March 31, 2019	March 31, 2018	Change
Pre-production expenses	$—	$637	$(637)

The elimination of pre-production expenses was the result of the commencement of adult-use cannabis sales in the first quarter of 2019 following the effectiveness of the Cannabis Act on October 17, 2018, such that expenses are no longer classified as pre-production. Cultivation and production expenses are now capitalized directly to biological assets and inventory, respectively.

Depreciation and amortization expense

	Three months ended
	March 31, 2019	March 31, 2018	Change
Depreciation and amortization expense	$120	$163	$(43)

The decrease in depreciation and amortization expense was primarily due to the allocation of depreciation related to production facilities to biological assets and inventory. Depreciation and amortization expense for the three months ended March 31, 2019 related primarily to office and information systems equipment.

Foreign exchange (gain)/loss

	Three months ended
	March 31, 2019	March 31, 2018	Change
Foreign exchange (gain)/loss	$(269)	$1	$(270)

The foreign exchange gain in the three months ended March 31, 2019 was due to the impact of foreign exchange rate changes on foreign currency denominated debt.

Share-based compensation expense

	Three months ended
	March 31, 2019	March 31, 2018	Change
Share-based compensation expense	$12,625	$1,561	$11,064

The increase in share-based compensation expense was primarily due to the increase in the value of the share-based compensation awards granted to our employees as well as the growth in the number of our employees and the increasing value of the Company’s shares. Share-based compensation expense incurred in the three months ended March 31, 2019 included the issuance of 780,000 simple warrants at an average exercise price of $11.41 and 330,000 performance warrants at an average exercise price of $5.74, as compared to 360,000 simple warrants at an average exercise price of $1.00 and 1,353,333 performance warrants at an average exercise price of $1.73 issued during the three months ended March 31, 2018.

Asset impairment

	Three months ended
	March 31, 2019	March 31, 2018	Change
Asset impairment	$162	$2,184	$(2,022)

The asset impairment recognized for the three months ended March 31, 2019 was due to certain redundant assets being deemed unsalvageable. The asset impairment recognized in the three months ended March 31, 2018 was due to a portion of the property, plant and equipment at our Rocky View Facility being deemed no longer suitable for its originally intended use.

Financing costs

	Three months ended
	March 31, 2019	March 31, 2018	Amounts
Financing costs	$(2,785)	$—	$(2,785)

The financing costs for the three months ended March 31, 2019 were incurred in connection with our outstanding debt instruments and facilities. Financing expenses are expected to increase as a result of our additional debt financings.

Loss on disposal of property, plant and equipment

	Three months ended
	March 31, 2019	March 31, 2018	Amounts
Loss on disposal of property, plant and equipment	$—	$(52)	$52

There was no loss on disposal of property, plant and equipment recorded in the three months ended March 31, 2019. The gain on disposal of property, plant and equipment recorded in the three months ended March 31, 2018 related to the sale of redundant equipment. We have no current plans to dispose of significant property, plant and equipment.

Income tax recovery

	Three months ended
	March 31, 2019	March 31, 2018	Amounts
Income tax recovery	$3,609	$—	$3,609

Income tax recovery in the three months ended March 31, 2019 was associated with the acquisition of a 50% interest in Pathway Rx. Upon acquisition of the Company’s 50% interest, $3.6 million of the purchase price was allocated to a deferred tax liability. This liability was subsequently adjusted to nil, with a corresponding adjustment of $3.6 million recorded to income tax recovery, on the basis that the Company and Pathway Rx was subject to income tax under the same taxation authority.

Loss per share

The weighted average number of common shares used in the calculation of basic and diluted loss per share was 43,438,407 for the three months ended March 31, 2019 and 38,608,184 for the three months ended March 31, 2018. The outstanding warrants did not have an effect on the weighted average number of common shares used to calculate diluted earnings per share as we were in a loss position and these were therefore anti-dilutive.

Fiscal Year Ended December 31, 2018 Compared to Fiscal Year Ended February 28, 2018

(in thousands)	Fiscal years ended
Consolidated Statements of Loss and Comprehensive Loss Data	December 31, 2018(1)	February 28, 2018	Change

Pre-production expenses	$6,457	$1,249	$(5,221)
Net effect of changes in fair value of biological assets and inventory	1,280	(366)	(1,646)
General and administrative expense	8,830	3,169	(5,662)
Selling, marketing and promotion expense	2,380	1,274	(1,106)
Research and development expense	275	413	138
Depreciation and amortization	920	411	(508)
Foreign exchange loss	141	—	(141)
Share-based compensation expense	6,889	4,551	(2,338)
Asset impairment	523	2,184	1,661

Loss from operations	(27,695)	(12,885)	(15,305)

Finance expense	(28,814)	(75)	(28,739)
Gain (loss) on disposal of property, plant and equipment	(17)	(35)	18

Net loss and comprehensive loss	$(56,526)	$(12,995)	$(44,026)

Basic and diluted loss per share(2)	$(1.31)	$(0.37)	$(0.94)

(1)	Fiscal year ended December 31, 2018 consists of the ten months ended December 31, 2018.
(2)	See “—Loss per share” below for further details regarding the calculation of basic and diluted loss per share.

Pre-production expenses

	Fiscal years ended
	December 31, 2018	February 28, 2018	Change
Pre-production expenses	$6,457	$1,249	$(5,208)

The increase in pre-production expenses was primarily driven by (i) expenditures related to costs of preparation for the commencement of adult-use cannabis sales in December 2018 following the effectiveness of the Cannabis Act on October 17, 2018; and (ii) approximately $3.3 million related to reserves taken by management associated with our non-delivery of cannabis under certain legacy supply agreements with other licensed cannabis producers. See “Business—Legal Proceedings”.

Net effect of changes in fair value of biological assets and inventory

	Fiscal years ended
	December 31, 2018	February 28, 2018	Change
Net effect of changes in fair value of biological assets and inventory	$1,280	$(366)	$(1,646)

The decrease in the net effect of changes in fair value of biological assets and inventory was primarily due the capitalization of costs to biological assets, in excess of their fair value less cost to sell, given the relative immaturity of the related cannabis plants.

General and administrative expense

	Fiscal years ended
	December 31, 2018	February 28, 2018	Change
General and administrative expense	$8,830	$3,169	$(5,662)

The increase in general and administrative expense was primarily driven by increases in salaries and human resources-related expenses, professional and legal fees, and costs of information systems to support our growth and expansion initiatives.

Selling, marketing and promotion expense

	Fiscal years ended
	December 31, 2018	February 28, 2018	Change
Selling, marketing and promotion expense	$2,380	$1,274	$(1,106)

The increase in selling, marketing and promotion expense was primarily due to brand development and promotion expenses, shipping costs, marketing personnel and related costs prior to and following the effectiveness of the Cannabis Act.

Research and development expense

	Fiscal years ended
	December 31, 2018	February 28, 2018	Change
Research and development expense	$275	$413	$138

The decrease in research and development expense was primarily due to the re-allocation of expenditures from research and development and toward the commencement of adult-use cannabis production operations.

Depreciation and amortization expense

	Fiscal years ended
	December 31, 2018	February 28, 2018	Change
Depreciation and amortization expense	$920	$411	$(508)

The increase in depreciation and amortization expense was primarily due to the increase in depreciable assets, such as property, plant and equipment, acquired in connection with the expansion of our production capacity.

Foreign exchange loss

	Fiscal years ended
	December 31, 2018	February 28, 2018	Change
Foreign exchange loss	$141	$—	$(141)

The foreign exchange loss in the fiscal year ended December 31, 2018 was due to the impact of foreign exchange rate changes on foreign currency denominated debt.

Share-based compensation expense

	Fiscal years ended
	December 31, 2018	February 28, 2018	Change
Share-based compensation expense	$6,889	$4,551	$(2,338)

The increase in share-based compensation expense was primarily due to an increase in share-based compensation awards due to our growing number of employees. Share-based compensation expense incurred in the fiscal year ended December 31, 2018 included the issuance of 2,209,500 simple warrants at an average exercise price of $4.16 and 1,368,000 performance warrants at an average exercise price of $3.96, as compared to 1,815,000 simple warrants at an average exercise price of $1.31 and 5,078,334 performance warrants at an average exercise price of $2.22 issued during the fiscal year ended February 28, 2018.

Asset impairment

	Fiscal years ended
	December 31, 2018	February 28, 2018	Change
Asset impairment	$523	$2,184	$1,661

The asset impairment recognized in the fiscal year ended February 28, 2018 was due to a portion of the property, plant and equipment at our Rocky View Facility being deemed no longer suitable for its originally intended use. The asset impairment recognized for the fiscal year ended December 31, 2018 was due to the determination that an intangible asset had no recoverable amount due to its early stage of development.

Finance expense

	Fiscal years ended
	December 31, 2018	February 28, 2018	Amounts
Finance expense	$(28,814)	$(75)	$(28,739)

The increase in finance expense was primarily due to finance expenses incurred in connection with the Investment and Royalty Agreement, as defined below, pursuant to which (i) we received an investment of approximately $10.9 million in consideration for the issuance of 4,468,147 common shares to our Executive Chairman and (ii) a quarterly royalty of 6.5% of revenue from certain portions of our Olds Facility, accruing from October 1, 2018 and until September 30, 2027 was granted to the investor, which is an entity controlled by our Executive Chairman. See “—Contractual Commitments and Obligations—Investment and Royalty Agreement” below. $8.5 million, representing the difference between the fair value of the common shares issued to the investor and the amount based on the price per share as outlined in the Investment and Royalty Agreement was recorded as a finance expense, and $18.5 million representing the estimated present value of the royalty payments was recorded as a financial obligation. Finance expense for the fiscal year ended December 31, 2018 also increased due to an increase in outstanding debt.

Loss on disposal of property, plant and equipment

	Fiscal years ended
	December 31, 2018	February 28, 2018	Amounts
Loss on disposal of property, plant and equipment	$(17)	$(35)	$18

The loss on disposal of property, plant and equipment in each of the periods related to the sale of redundant equipment at less than its carrying value, which, in the fiscal year ended February 28, 2018, was partially set off by a gain of approximately $16,300 on the disposal of a leased vehicle.

Loss per share

The weighted average number of common shares used in the calculation of basic and diluted earnings per share was 43,251,735 for the fiscal year ended December 31, 2018 and 35,576,165 for the fiscal year ended February 28, 2018. The outstanding warrants did not have an effect on the weighted average number of common shares used to calculate diluted earnings per share as we were in a loss position and these were, therefore, anti-dilutive.

Fiscal Year Ended February 28, 2018 Compared to Fiscal Year Ended February 28, 2017

(in thousands)	Fiscal years ended
Consolidated Statements of Loss and Comprehensive Loss Data:	February 28, 2018	February 28, 2017	Change
Pre-production expenses	$1,249	$—	$(1,249)
Net effect of changes in fair value of biological assets and inventory	(366)	—	366
General and administrative expense	3,169	1,420	(1,749)
Selling, marketing and promotion expense	1,274	—	(1,274)
Research and development expense	413	—	(413)
Depreciation and amortization	411	80	(331)
Accretion expense	—	29	29
Share-based compensation expense	4,551	—	(4,551)
Asset impairment	2,184	—	(2,184)

Loss from operations	$(12,885)	$(1,529)	$(11,356)

Finance expense	(75)	(37)	(38)
Gain (loss) on disposal of property and equipment	(35)	12	(47)
Sub-lease income	—	9	9

Net loss and comprehensive loss	$(12,995)	$(1,545)	$(11,376)

Basic and diluted loss per share(1)	$(0.37)	$(0.07)	$(0.29)

(1)	See “—Loss per share” below for further details regarding the calculation of basic and diluted loss per share.

Pre-production expenses

	Fiscal years ended
	February 28, 2018	February 28, 2017	Change
Pre-production expenses	$1,249	$—	$(1,249)

The increase in pre-production expenses was primarily driven by expenditures related to costs related to preparations for the commencement of adult-use cannabis sales in December 2018 following the effectiveness of the Cannabis Act.

Net effect of changes in fair value of biological assets and inventory

	Fiscal years ended
(in thousands)	February 28, 2018	February 28, 2017	Change
Net effect of changes in fair value of biological assets and inventory	$(366)	$—	$366

The increase in the net effect of changes in fair value of biological assets and inventory was primarily due to the increase in biological assets prior to the commencement of sales in December 2018.

General and administrative expense

	Fiscal years ended
	February 28, 2018	February 28, 2017	Change
General and administrative expense	$3,169	$1,420	$(1,749)

The increase in general and administrative expense was primarily driven by increases in salaries and wages, office and general expenses, professional fees and executive compensation. The increase in salaries and wages expenses was a result of the additional employees hired in connection with the expansion of our operations in advance of the effectiveness of the Cannabis Act. The increase in office and general expenses was due to the increase in resources required at our head office in connection with our increased operations in advance of the effectiveness of the Cannabis Act.

Selling, marketing and promotion expense

	Fiscal years ended
	February 28, 2018	February 28, 2017	Change
Selling, marketing and promotion expense	$1,274	$—	$(1,274)

The increase in selling, marketing and promotion expense was primarily due to brand development and promotion expenses, shipping costs, salaries and wages of marketing personnel and related costs in advance of the effectiveness of the Cannabis Act.

Research and development expense

	Fiscal years ended
	February 28, 2018	February 28, 2017	Change
Research and development expense	$413	$—	$(413)

The increase in research and development expense was primarily due to consulting fees and licence acquisition costs in connection with new product initiatives in advance of the effectiveness of the Cannabis Act.

Depreciation and amortization expense

	Fiscal years ended
	February 28, 2018	February 28, 2017	Change
Depreciation and amortization expense	$411	$80	$(331)

The increase in depreciation and amortization expense was primarily due to the increase in depreciable assets, such as property, plant and equipment, acquired in connection with the expansion of our production capacity.

Accretion expense

	Fiscal years ended
	February 28, 2018	February 28, 2017	Change
Accretion expense	$—	$29	$29

The accretion expense in the fiscal year ended February 28, 2017 was associated with the retirement of convertible promissory notes in the period.

Share-based compensation expense

	Fiscal years ended
(in thousands)	February 28, 2018	February 28, 2017	Change
Share-based compensation	$4,551	$—	$4,551

The share-based compensation expense incurred in the fiscal year ended February 28, 2018 was associated with the issuance of 1,815,000 simple warrants at an average exercise price of $1.31 and 5,078,334 performance warrants at an average exercise price of $2.22. There were no share-based compensation awards during the fiscal year ended February 28, 2017.

Asset impairment

	Fiscal years ended
	February 28, 2018	February 28, 2017	Change
Asset impairment	$2,184	$—	$(2,184)

The asset impairment recognized in the fiscal year ended February 28, 2018 was due to a portion of the property, plant and equipment at our Rocky View Facility being deemed no longer suitable for its originally intended use. The remainder of our Rocky View Facility is being used for the research and development of new strains and growing methods.

Finance expense

	Fiscal years ended
	February 28, 2018	February 28, 2017	Change
Finance expense	$(75)	$(37)	$(38)

The increase in finance expense was primarily driven by the increase in bank and other debt outstanding during the fiscal year ended February 28, 2018.

Gain (loss) on disposal of property and equipment

	Fiscal years ended
	February 28, 2018	February 28, 2017	Change
Gain (loss) on disposal of property and equipment	$(35)	$12	$(48)

The loss on disposal of property and equipment in the fiscal year ended February 28, 2018 was incurred primarily as a result of the sale of redundant equipment at a price less than its carrying amount. The gain on disposal of property and equipment in the fiscal year ended February 28, 2017 was associated with the sale of equipment for proceeds greater than its carrying amount.

Loss per share

The weighted average number of common shares used in the calculation of basic and diluted earnings per share was 35,576,165 for the fiscal year ended February 28, 2018 and 22,930,867 for the fiscal year ended February 28, 2017. The outstanding warrants did not have an effect on the weighted average number of common shares used to calculate diluted earnings per share as we were in a loss position and these were, therefore, anti-dilutive.

Liquidity and Capital Resources

We manage our capital structure and adjust it, based on the funds available to us, in order to support the Company’s activities. We may adjust capital spending, issue new shares, issue new debt or repay existing debt.

Our primary need for liquidity is to fund working capital requirements, capital expenditures, debt service requirements and for general corporate purposes. Our primary source of liquidity historically has been from funds received from the proceeds of common share issuances and debt financing. Our ability to fund operations, make planned capital expenditures and meet debt service requirements depends on future operating performance and cash flows, which are subject to prevailing economic conditions and financial, business and other factors.

Our consolidated financial statements included elsewhere in this prospectus contain a going concern qualification. We are an early-stage company and have accumulated significant losses. Furthermore, we and certain of our subsidiaries have a limited operating history and a history of negative cash flow from operating activities. Our ability to continue as a going concern is dependent upon our ability to raise additional capital, our ability to successfully obtain or maintain licences to produce and sell cannabis, our ability to achieve sustainable revenues and profitable operations and, in the meantime, our ability to obtain the necessary financing to meet our obligations and repay our liabilities when they become due.

We are currently exploring and negotiating several additional sources of equity or debt financing. Based on our current operating plan, we believe that the net proceeds from this offering, together with any future debt financings, our existing cash and cash equivalents and the funds that we expect will be available under our debt facilities, combined with expected funds from operations, will be sufficient to satisfy the cash requirements associated with funding our operating expenses and capital expenditures in the next six months. We intend to fund the construction and transition to hemp cultivation of certain of Bridge Farm’s facilities in the United Kingdom through existing sources of debt, as well as additional debt or equity financing, or a combination thereof. In addition, while we have incurred losses to date, we anticipate our business to be cash flow positive in 2019, though there can be no assurance that our products will gain adequate market acceptance or that we will be able to generate sufficient positive cash flow from operations to meet our capital requirements.

Although we intend to complete the construction of the expansion of our Olds Facility, the construction of our Merritt Facility and the construction and transition to hemp cultivation of certain of the Bridge Farm facilities, our capital expenditures are largely discretionary. Expenditures required to maintain our production capacity are not expected to be significant in the next twelve months since the majority of our facilities are newly constructed or under construction.

Cash Flows for the Three Months Ended March 31, 2019 and March 31, 2018

The following table summarizes our cash flows from operational, investing and financing activities for the three months ended March 31, 2019 and March 31, 2018:

(in thousands)	Three months ended
	March 31, 2019	March 31, 2018	Change
Cash flow from (used in):
Operating activities	$(18,802)	$(403)	$(18,399)
Investing activities	(22,147)	(4,925)	(17,222)
Financing activities	39,833	10,901	28,932

Increase (decrease) in cash	(1,116)	5,574	(4,458)
Cash, beginning of period	14,121	4,070	10,051

Cash, end of year	$13,005	$9,644	$3,361

The increase in cash flow used in operating activities was primarily due to the increase in the scale of our operations, including human resources-related and sales and marketing expenses, following the effectiveness of the Cannabis Act and the commencement of adult-use cannabis sales in Canada.

The increase in cash flow used in investing activities was primarily due to expenditures related to the construction of our production facilities and the £5 million initial deposit under the Sale and Purchase Agreement in connection with the acquisition of Bridge Farm.

The increase in cash flow received from financing activities in the three months ended March 31, 2019 was primarily due to proceeds of $22.2 million from the Bridge Facility (as defined below), net of repayment of $8.5 million of secured debt which was outstanding under the Note Purchase Agreement (as defined below) and $9.3 million of proceeds from the exercise of warrants, as compared to proceeds of $7.0 million from debt financing and nil from the exercise of warrants in the three months ended March 31, 2018.

Cash Flows for the Fiscal Years Ended December 31, 2018 and February 28, 2018

The following table summarizes our cash flows from operational, investing and financing activities for the fiscal years ended December 31, 2018 and February 28, 2018:

(in thousands)	Fiscal years ended
	December 31, 2018(1)	February 28, 2018	Change
Cash flow from (used in):
Operating activities	$(25,406)	$(5,245)	$(20,244)
Investing activities	(66,039)	(9,678)	(56,360)
Financing activities	97,889	18,885	79,004

Increase in cash	6,443	3,962	2,481
Cash, beginning of year	7,678	3,716	3,962

Cash, end of year	$14,121	$7,678	$6,443

(1)	Fiscal year ended December 31, 2018 consists of the ten months ended December 31, 2018.

The increase in cash flow used in operating activities was primarily due to the increase in the scale of our operations in advance of the effectiveness of the Cannabis Act.

The increase in cash flow used in investing activities was primarily due to expenditures related to the construction of our production facilities.

The increase in cash flow received from financing activities in the fiscal year ended December 31, 2018 was primarily due to proceeds of $57.2 million from debt financing, $28.9 million from the issue of 12% Convertible Notes and $20.5 million from the issuance of common shares, as compared to proceeds of $7.0 million, nil and $10.1 million from the respective sources in the fiscal year ended February 28, 2018.

Cash Flows for the Fiscal Years Ended February 28, 2018 and February 28, 2017

The following table summarizes our cash flows from operational, investing and financing activities for the years ended February 28, 2018 and February 28, 2017:

(in thousands)	Fiscal years ended
	February 28, 2018	February 28, 2017	Change
Cash flow from (used in):
Operating activities	$(5,245)	$(1,395)	$(4,168)
Investing activities	(9,678)	(3,908)	(5,771)
Financing activities	18,885	8,729	10,156

Increase in cash	3,962	3,426	535
Cash, beginning of year	3,716	290	3,426

Cash, end of year	$7,678	$3,716	$3,962

The increase in cash used in operating activities was primarily due to increased production, general and administrative, selling marketing and promotion and research and development expenses associated with the expansion of our operations in advance of the effectiveness of the Cannabis Act.

The increase in cash used in investing activities was primarily due to expenditures on property, plant and equipment, acquired in connection with the expansion of our production capacity.

The increase in cash received from financing activities was primarily due to proceeds from the issuance of shares, which raised $11.1 million in the fiscal year ended February 28, 2018, as opposed to $8.7 million in the fiscal year ended February 28, 2017 and a $7.0 million advance under the Note Purchase Agreement, as opposed to nil for the fiscal year ended February 28, 2017.

Contractual Commitments and Obligations

The following table describes our contractual commitments and obligations as at December 31, 2018. It does not reflect any new or changed commitments and obligations subsequent to December 31, 2018.

(in thousands)	Less than one year	One to three years	Three to five years	More than five years	Total
Bank credit facilities(1)	$—	$32,800	$—	$—	$32,800
Secured debt(2)	15,546	—	—	—	15,546
Obligations under Repurchase Agreement(3)	6,931	—	—	—	6,931
Convertible notes	28,942	—	—	—	28,942
Financial obligation(4)	2,364	8,596	2,039	5,486	18,485
Obligation under finance leases	44	133	37	—	214

Total	$53,827	$41,529	$2,076	$5,486	$102,918

(1)	A further $10.7 million had been drawn under the bank credit facilities through March 31, 2019. The bank credit facilities were refinanced as of June 1, 2019. See “—Bank Credit Facilities” below.
(2)

Subsequent to December 31, 2018, (i) we entered into a Bridge Facility (as defined below) to provide interim financing for the acquisition of Bridge Farm and repay certain indebtedness, (ii) $8.5 million of secured debt which was outstanding under the Note Purchase Agreement as of December 31, 2018 was repaid in full on February 22, 2019 from the proceeds of the Bridge Facility, (iii) the Farm Credit Canada Agreement (as defined below) was amended and restated to provide for an additional credit facility of $3.0 million and was paid off in June 2019 from the proceeds of the SAF Jackson Facility, (iv) we issued an aggregate principal amount of approximately $93.2 million of 8% Convertible Notes, and (v) we entered into the SAF Jackson Facility, to be advanced in two tranches totalling $159.575 million (less certain fees and discounts) to finance the acquisition of Bridge Farm, repay certain indebtedness, as well as for capital investment and general corporate purposes. See “—Secured Debt—Bridge Facility”, “—Secured Debt—Secured Promissory Note”, “—Secured Debt—Farm Credit Canada Agreement” “—8% Convertible Notes”, and “—SAF Jackson Facility”, respectively, below. Additionally, in connection with the acquisition of Bridge Farm, we have assumed approximately $0.1 million of Bridge Farm’s finance lease liabilities, $3.7 million in bank overdraft and $0.8 million in other borrowings (translated from British pounds, at an assumed exchange rate of $1.6539 per £1.00, which was the daily exchange rate as of July 2, 2019, as reported by the Bank of Canada).

(3)	The full amount outstanding under the Repurchase Agreement (as defined below) was repaid in June 2019. See “—Repurchase Agreement” below.
(4)

Represents estimated present value of future royalty obligations. We intend to terminate the Investment and Royalty Agreement prior to closing of this offering. See “—Investment and Royalty Agreement” below. Subsequent to December 31, 2018 we incurred certain future royalty obligations in connection with the acquisition of certain brands and cannabis cultivars from Sun 8 Holdings Inc., the present value of which has not yet been estimated. See “—Pathway Rx License Agreement” and “—Acquisition of Brands and Cultivars” below, respectively.

Bank Credit Facilities

Our bank credit facilities relate to certain of the credit facilities extended to us under the amended and restated commitment letter, or Commitment Letter, dated December 19, 2018, among ATB Financial, as lender, the Company and the several guarantors party thereto. The Commitment Letter provides for (i) a $29.5 million non-revolving development loan facility, or the Olds Construction Facility, to finance the construction of our Olds Facility, bearing interest at a rate of prime plus 2.75% per annum, which may, with the lender’s consent, be increased by an additional $22.0 million for the purpose of financing further construction; (ii) a revolving operating facility for general corporate purposes, available by way of letters of credit up to an aggregate amount of $0.25 million and a credit card up to an aggregate limit of $0.25 million, each bearing interest at a rate of prime plus 3.00% per annum (which facility is no longer available to be drawn as of June 1, 2019); (iii) a $5.0 million non-revolving development loan facility, or the Building Facility, accruing interest at a rate of prime plus 2.75% per annum, to finance up to 50% of the budget for the construction of a processing, packaging and people building at our Olds Facility and (iv) a $14.0 million non-revolving loan facility, or the Extension Facility, available by multiple draws, accruing interest at the rate of prime plus 2.75%, to finance the extension of our Olds Facility.

The Commitment Letter also provides for three additional credit facilities, or the Refinancing Facilities, each available to us on or after June 1, 2019 and accruing interest at a rate of prime plus 2.25% per annum, for the purpose of refinancing the Olds Construction Facility, the Building Facility and the Extension Facility. In accordance with the terms of the Commitment Letter, the Refinancing Facilities were deemed to be drawn following June 1, 2019. Interest and principal is payable on the Refinancing Facilities at the end of every fiscal quarter, with the balance of all outstanding borrowings due and payable on August 16, 2020. In connection with the refinancing, we have also undertaken to ensure that no less than 25% of the amount drawn under the Extension Facility will be hedged using interest rate swaps through the term date, to deliver certain real estate surveys and appraisals to the lender, and to maintain a fixed charge coverage ratio at no less than 1.50 to 1.00 at the end of each fiscal quarter.

The Commitment Letter includes a covenant that we shall maintain a working capital ratio of at least 1.15 to 1.00 until April 1, 2019 and 1.25 to 1:00 thereafter. The working capital ratio is calculated as current assets divided by current liabilities, net of authorized subordinated debt. Authorized subordinated debt includes: (i) construction accounts payable and subsequently settled using the Company’s credit facility; (ii) outstanding secured subordinated debt; (iii) certain outstanding unsecured promissory notes; and (iv) the current liability portion of the Company’s outstanding convertible debentures. The Company’s working capital ratio at March 31, 2019 was 1.16.

As of March 31, 2019, we have drawn a total of $29.5 million under the Olds Construction Facility and $12.4 million under the Extension Facility, for a total of $41.9 million, (inclusive of fees which are being amortized over the term of the loan). We have drawn a further $5.5 million under these facilities subsequent to March 31, 2019 and to the date hereof, all of which amounts have been drawn under the respective Refinancing Facilities. The Company is currently in compliance with, or has obtained waivers of, all debt covenants.

Secured Debt

Bridge Facility

On February 22, 2019, we entered into a secured credit agreement with an affiliate of one of the underwriters to provide us with a $30 million non-revolving term credit facility, or the Bridge Facility. The proceeds from the Bridge Facility were used to provide interim financing related to the acquisition of Bridge Farm, to repay in full a note purchase agreement, or the Note Purchase Agreement, dated February 16, 2018, between Auxly Cannabis Group Inc., or Auxly, (formerly Cannabis Wheaton Investment Corp.), and us, and for general working capital purposes. The Bridge Facility is secured by (i) a second priority security interest in (x) all present and after-acquired personal property, (y) an assignment of our accounts receivable from the sale of cannabis, and (z) our interests in certain of our material contracts, insurance and intellectual property, (ii) a second priority collateral mortgage over all our real property located in Alberta, subject to permitted encumbrances, and (iii) a first priority assignment of all net proceeds from future equity or debt offerings, subject to certain exceptions. The full amount outstanding under the Bridge Facility was repaid in May of 2019 with proceeds from our offering of 8% Convertible Notes. See “—8% Convertible Notes” below.

Farm Credit Canada Agreement

On October 22, 2018, we entered into a credit agreement, or the Farm Credit Canada Agreement, among Farm Credit Canada, or FCC, us and the guarantors party thereto, or the FCC Guarantors, providing for a credit facility in the amount of $7.0 million, bearing interest at the rate of FCC’s variable mortgage rate plus 5.00% per annum, which, as of December 31, 2018, amounted to 8.7% per annum. The advance is secured by (i) a third priority charge against our Rocky View Facility, (ii) a third priority charge against our Olds Facility, (iii) a third priority charge against our present and after acquired personal property and that of the FCC Guarantors, and (iv) a first priority charge in the warrant subscriptions and the proceeds thereof, issued in the private placement of units completed in the fiscal year ended December 31, 2018. See “Description of Share Capital—Warrants”. The loan matured on May 31, 2019. The agreement was amended and restated on April 10, 2019. Under the amended and restated agreement, the maturity date of the existing credit facility was extended to September 30, 2019. This facility now bears interest at the rate of the FCC’s variable mortgage rate plus 4.95%, which amounted to 8.95% per annum as of April 10, 2019. In addition, FCC granted us a new credit facility in the amount of $3.0 million, maturing on September 30, 2019 and bearing interest at the FCC’s variable mortgage rate plus 4.55%, which, as of April 10, 2019, amounted to 9.50% per annum. Finally, in connection with the existing and the new facilities, we granted FCC a second security interest in up to $10.5 million of the proceeds of this offering. Subject to communication or action to the contrary by FCC, the loan is automatically extendable upon the charge of the applicable loan extension fee, at the interest rate and for the term to be communicated by FCC prior to the maturity date. The Farm Credit Canada Agreement was repaid in June 2019 from the proceeds of the SAF Jackson Facility. See “—SAF Jackson Facility” below.

Secured Promissory Note

On February 16, 2018, we entered into the Note Purchase Agreement with Auxly to borrow $7.0 million to fund the construction of the Olds Facility and for working capital purposes related thereto. The advance was secured by certain of our property and assets. The maturity of the note was extendable by a further six months at our option, upon payment by us of $0.84 million, or the Renewal Fee, to Auxly, which option we exercised in August 2018, resulting in the addition of the Renewal Fee to the principal of the note. As at December 31, 2018, $8.5 million, including the principal, the Renewal Fee and other payment obligations was outstanding under the note, which balance was repaid in full on February 22, 2019 from the proceeds of the Bridge Facility. See “—Bridge Facility” above.

Repurchase Agreement

On June 1, 2018, we entered into a share purchase agreement, or the Repurchase Agreement, among 2119694 Alberta Inc., an entity beneficially owned and controlled by our founder and now-former director, as seller, the Company, as buyer, and certain of our subsidiaries, as guarantors, to repurchase 6,134,391 of our common shares, or the Repurchased Shares, from the seller, for the aggregate purchase price of $16.6 million, on the following schedule: (i) $2.7 million for 1,000,000 Repurchased Shares on or prior to June 22, 2018; (ii) $6.9 million for 2,567,196 Repurchased Shares on or prior to November 25, 2018 and (iii) an unsecured, subordinated promissory note in the amount of $6.9 million, bearing 1% interest compounded monthly from March 25, 2019, unless redeemed on or prior thereto, and until the outstanding principal balance and all interest is paid off, for 2,567,196 Repurchased Shares, on the earlier of the Acceleration Date as defined in the Repurchase Agreement and November 25, 2018. The promissory note has a stated maturity of March 25, 2019; however, maturity is extended if repayment would constitute an event of default under our other debt instruments. As of December 31, 2018, a balance of $6.9 million was outstanding on the promissory note; interest began accruing on March 25, 2019. As of March 31, 2019, a balance of $6.9 million, including principal and accrued interest, was outstanding on the promissory note. The full amount outstanding under the Repurchase Agreement was repaid in June of 2019.

12% Convertible Notes

In a series of transactions in October and November 2018, we privately placed an aggregate principal amount of $28.9 million of 12% Convertible Notes, consisting of (i) $22.2 million privately placed to accredited investors in Canada, or in the Canadian Offering, and (ii) $6.8 million privately placed to accredited investors in the United States, or in the U.S. Offering. The 12% Convertible Notes mature on a date one year after their issuance. Up to 100% of the principal amount of the 12% Convertible Notes is convertible, at the option of the holder and at any time prior to a date that is 15 days prior to the maturity of the note, into units comprising one common share in the Company and one half of one warrant, at a price of US$5.00 per unit with respect to the 12% Convertible Notes issued in the U.S. Offering, and $6.25 per unit with respect to the 12% Convertible Notes issued in the Canadian Offering. The warrants are immediately vested. Each full warrant is exercisable for 12 months following the date of its issuance into one common share in the Company, at an exercise price of US$6.00 with respect to the 12% Convertible Notes issued in the U.S. Offering, and at an exercise price of $7.00 with respect to the 12% Convertible Notes issued in the Canadian Offering.

8% Convertible Notes

In May 2019, we closed a private placement offering of the 8% Convertible Notes, to accredited investors in Canada, the United States and elsewhere in aggregate principal amount of approximately $92.6 million. In July 2019, we issued a further $0.6 million of 8% Convertible Notes to an affiliate of the Canadian chartered bank that provided the Bridge Facility as consideration for past services rendered by the bank in providing the Bridge Facility. Interest will accrue on the 8% Convertible Notes at the rate of 8% per annum, compounded monthly, and is payable on the earlier of the maturity date, redemption or conversion. The stated maturity of the 8% Convertible Notes is May 10, 2024 and principal may be repaid in cash or with shares of the Company. Upon the completion of an IPO (as defined in the indenture relating to the 8% Convertible Notes), each holder of the 8% Convertible Notes will have a one-time right to elect to convert all of its 8% Convertible Notes, plus accrued interest thereon, into a number of shares of the Company at a specified discount to the price of such shares offered to the public in connection with the IPO, calculated in accordance with the terms of the indenture.

Holders of the 8% Convertible Notes will not be permitted to lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any common shares held by such holders prior to the closing of this offering or any common shares that may be issued on conversion of the 8% Convertible Notes, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such common shares, subject to certain customary exceptions, for a period of time as follows: 25% of such common shares shall be subject to the foregoing restrictions for 90 days following the date of effectiveness of the registration statement and the remaining 75% of such shares shall be subject to the foregoing restrictions for 180 days following the date of this prospectus. For greater certainty, any common shares held by holders of the 8% Convertible Notes immediately prior to the offering shall be subject to the transfer undertaking described under “Pre-Closing Arrangement”. Following the completion of an IPO, the Company has the option to repurchase the 8% Convertible Notes, in whole or in part, at a price of par plus accrued and unpaid interest thereon, which may be paid in cash or with common shares of the Company, at our option.

The proceeds from the sale of the 8% Convertible Notes were used, in part, to repay the Bridge Facility and otherwise applied to the purchase price for the acquisition of Bridge Farm.

Investment and Royalty Agreement

On August 16, 2018, we entered into an amended and restated investment and royalty agreement, or the Investment and Royalty Agreement, with 2082033 Alberta Ltd., an entity controlled by our Executive Chairman, to receive an investment of up to a total of $11.0 million in multiple instalments, in consideration for the issue of a total of up to 4,500,000 common shares, valued at $2.44 per common share to our Executive Chairman, and a series of quarterly royalty payments, or Investment Royalty Payments, calculated on the basis of our revenue generated from certain portions of our Olds Facility for the prior quarter multiplied by 6.5%, beginning on October 1, 2017 and ending on September 30, 2027. As at March 31, 2019, a total of $10.9 million had been invested under the Investment and Royalty Agreement, in consideration for which we issued 4,468,147 common shares to our Executive Chairman. We have estimated the present value of the Investment Royalty Payments to be $18.5 million and recorded this amount as a financial obligation in our consolidated statement of financial position for the fiscal year ended December 31, 2018. We intend to terminate the Investment and Royalty Agreement prior to closing of this offering.

Pathway Rx License Agreement

On March 13, 2019, we entered into the Pathway Rx License Agreement in connection with our acquisition of a 50% interest in Pathway Rx, which granted us an exclusive right to use Pathway Rx’s intellectual property for consideration which included the payment of royalties on the Pathway Royalty Activities, which royalty percentage is increased upon the achievement of certain gross revenue milestones in one calendar year. See “Business—Acquisition of Interest in Pathway Rx”.

Acquisition of Brands and Cultivars

On May 1, 2019, we entered into the Sun 8 Sale Agreement to acquire the Acquired Brands, as well as to complete the acquisition of the Acquired Cultivars. Pursuant to the Sun 8 Sale Agreement, we acquired the world-wide proprietary rights, including copyrights, licences and trademarks, to a portfolio of brand names, designs, domain names and other intellectual property associated with the Acquired Brands, for consideration which includes the issuance of common shares and performance warrants, as well as certain royalties. In particular, we issued (i) 300,000 of our common shares and (ii) 1,125,000 performance warrants, exercisable into an aggregate of 1,125,000 of our common shares at an exercise price of $1.50 per share, and vesting annually over five years, beginning on March 31, 2020. The number of performance warrants eligible to vest each year depends on the achievement of certain thresholds of revenue derived from the Acquired Brands or the Acquired Cultivars.

In connection with the Sun 8 Sale Agreement, we also entered into a royalty agreement with Sun 8 Holdings Inc. wherein we agree to pay the following royalties to Sun 8 Holdings Inc.: (i) a royalty on ranging from $0.25 to $0.35 per gram of dried flower harvested from the Acquired Cultivars, based on harvest yields achieved, (ii) a royalty ranging from $0.05 to $0.20 per gram of cannabis (other than dried flower) from the Acquired Cultivars, based on the THC and CBD potency achieved, (iii) a royalty of $0.15 per gram of cannabis produced by certain third-party cultivators and (iv) a royalty of $0.15 per gram of any cannabis product or item of merchandise sold under any of the Acquired Brands.

SAF Jackson Facility

On June 27, 2019, we entered into the SAF Credit Agreement, between SGI Partnership, a general partnership controlled by us, and SAF, a limited partnership controlled by SAF Group, as lender and administrative agent, providing for the SAF Jackson Facility, to be advanced in two tranches totalling $159.575 million less a 6% original issue discount and upfront fees totalling up to approximately $2.4 million.

Amounts advanced under the SAF Jackson Facility will bear interest at a rate of 9.75% per annum and are guaranteed and secured by (i) guarantees of the Company and certain of its subsidiaries, (ii) a second priority lien from each the Company, SGI Partnership and certain of its Canadian subsidiaries over all of present and future personal property, (iii) a second priority lien over the Company’s owned and leased property in British Columbia and Alberta; (iv) a first priority lien over all present and future real and personal property held by Sundial UK; (v) a first priority share charge over all equity securities held by the Company of its U.K.

subsidiaries; (vi) a first priority lien over all present and future real and personal property of Bridge Farm and its subsidiaries; (vii) a first priority share charge over all equity securities held by SGI Partnership in any of its U.K. subsidiaries; and (viii) certain material intellectual property security and related registrations. Each tranche matures four years after its respective closing date. The SAF Credit Agreement contains customary covenants.

In connection with each tranche advanced under the SAF Jackson Facility, SAF is also entitled to receive warrants exercisable upon the earlier of (i) the Company’s initial public offering, (ii) December 31, 2020, or (iii) a default or event of default under the SAF Credit Agreement or certain other specified events. As of the date of this prospectus, the Company has issued warrants to SAF to acquire             shares at an exercise price of $             per share and             shares at an exercise price of $             per share (in each case assuming an offering price of $             , being the midpoint of the price range set forth on the cover page of this prospectus).

Obligation under Finance Leases

We own certain equipment under finance leases expiring in 2024. The leases carry a weighted average annual interest rate of 0.00%.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Related-Party Transactions

See “Certain Relationships and Related Party Transactions”.

Contingencies

In the normal course of business, we may receive inquiries or become involved in legal disputes regarding various litigation matters.

We have entered into several supply agreements to provide dried cannabis and cannabis products to certain other licensed producers. The contracts require the provision of various amounts of dried cannabis on or before certain dates. In the fiscal year ended December 31, 2018, we recorded $3.3 million in expenses resulting from a settlement, litigation reserve and penalty associated with our non-delivery of products under certain of these agreements within the agreed time frame. See “Risk Factors—Risks Related to Our Business and Our Industry—We may become subject to litigation, regulatory or agency proceedings, investigations and audits” and “Business—Legal Proceedings”.

In connection with the audit of our consolidated financial statements for the fiscal year ended December 31, 2018, our management and independent auditors concluded that there were three material weaknesses in our internal control over financial reporting. The material weaknesses identified include lack of segregation of duties due to limited number of employees in the finance department, limited number of finance personnel with appropriate experience and knowledge to address complex accounting matters and lack of management review control over the valuation models used for biological assets and financing obligations. We have developed and are in the process of implementing a remediation plan to address these material weaknesses. The plan includes the addition of employees with appropriate experience and knowledge to the finance department and the retention of MNP LLP, or MNP, to assist with the development of policies and procedures related to internal control over financial reporting. We expect these material weaknesses to be remediated for the fiscal year ending December 31, 2019. See “Risk Factors—Risks Related to Our Business and Our Industry—We and Bridge Farm have had material weaknesses in our internal control over financial reporting and our management may not be able to successfully implement adequate internal control over financial reporting or disclosure controls and procedures.”

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements and related notes requires us to make estimates that affect the reported amounts of assets, liabilities, expenses, and related disclosures of contingent assets and liabilities. We base these estimates on historical results and various other assumptions believed to be reasonable, all of which form the basis for making estimates concerning the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates. We believe that the following represent the most significant estimates, management judgments and accounting policies used in preparing the consolidated financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held with banks and other short-term liquid investments with maturities of less than 90 days.

Restricted Cash and Cash Equivalents

We record restricted cash as current assets representing funds held in trust by the Town of Olds, Alberta in accordance with municipal regulations related to the granting of a building permit. The restricted cash relates to funds in short term liquid investments with a financial institution as security for a letter of credit.

Biological Assets

Our biological assets consist of cannabis plants in various stages of vegetation, including clones which have not been harvested. Our inventory is comprised of harvested cannabis, as well as supplies and consumables. Net unrealized changes in fair value of biological assets less cost to sell during the period are included in the results of operations for the related period. Biological assets are valued in accordance with IAS 41 and are presented at their fair values less costs to sell up to the point of harvest. The fair values are determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts the amount for the expected selling price less costs to sell per gram. The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. Our method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial cloning to the point of harvest. The estimated expected harvest yield is based on assumptions of the estimated yield per plant, weighted average number of growing weeks completed, as a percentage of total expected growing weeks as at year end. These estimates are subject to volatility in market prices and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods. Differences from the anticipated yield will be reflected in the net change in fair value of biological assets in future periods.

Inventory

Inventories of harvested work-in-process and finished goods are valued at the lower of cost and net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value less cost to sell up to the point of harvest, which becomes the initial deemed cost. All subsequent direct and indirect post-harvest costs are capitalized to inventory as incurred, including labor related costs, consumables, materials, packaging supplies, utilities, facilities costs, as well as quality and testing costs. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Inventories for resale and supplies and consumables are valued at the lower of costs and net realizable value, with cost determined using the weighted average cost basis.

The valuation of biological assets at the point of harvest is the cost basis for all cannabis-based inventory and, thus, any critical estimates and judgements related to the valuation of biological assets are also applicable to inventory. The valuation of work-in-progress and finished goods also requires the estimate of conversion costs incurred, which become part of the carrying amount of the inventory. We must also determine if the cost of any inventory exceeds its net realizable value, such as cases where prices have decreased, or inventory has spoiled or has otherwise been damaged.

Property, Plant, and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation, less any recognized impairment losses. The cost of additions, betterments, renewals, and interest during construction is capitalized. Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately. When the cost of replacing portion of an item of property and equipment is capitalized, the carrying amount of the replaced part is derecognized.

Depreciation of construction in progress assets commences when the assets are ready for their intended use or when a Health Canada producer’s licence is granted. The assets’ residual values and useful lives are reviewed, and adjusted as appropriate, at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by adjusting the depreciation period or method, as appropriate, and are treated as changes in accounting estimates.

Any gain or loss arising on the disposal or retirement of an item of property and equipment is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognized in the consolidated statements of loss and comprehensive loss.

Property, plant and equipment are depreciated as they become available for use. Buildings are not depreciated until a producer’s licence is obtained. For assets available for use, depreciation is computed using the straight-line method over the estimated useful life of the assets, as described below:

Land	n/a
Production facility	Four to 20 years
Equipment	10 years
Construction in progress	n/a

Intangible Assets

Intangible assets are comprised of pre-licensing costs and are carried at cost less accumulated impairment losses. The intangible assets will be amortized over the life of the related production facility once licences are obtained.

Impairment of Assets

Our management assesses and continually monitors internal and external indicators of impairment relating to our assets. The assessment of indicators of impairment takes into account various factors including the likelihood of obtaining future licences from Health Canada, the demand for cannabis for medical and adult-use purposes, the price of cannabis, and changes in market discount rates.

Financial assets

We apply an expected credit loss, or ECL, model to all debt financial assets not held at fair value through profit and loss, or FVTPL, where credit losses that are expected to transpire in futures years are provided for, irrespective of whether a loss event has occurred or not as at the balance sheet date. For trade receivables, we have applied the simplified approach under IFRS 9 and have calculated ECLs based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions. We have assessed the impairment of its amounts receivable using the expected credit loss model, and no difference was noted. As a result, no incremental impairment loss has been recognized upon transition to IFRS 9 and at March 1, 2018.

Non-financial assets

The carrying amounts of our property, plant and equipment and intangible assets are assessed for impairment indicators at each reporting period end basis to determine whether there is an indication that such assets have experienced impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s or group of assets estimated fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable independent cash inflows (a cash generating unit, or CGU).

Where an impairment loss is subsequently determined to have reversed, the carrying amount of the asset (or CGU) is adjusted to the revised estimate of its recoverable amount but limited to the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) previously. A reversal of an impairment loss is recognized immediately in the statements of comprehensive loss.

Financial Instruments

Financial assets are initially measured at fair value plus, in the case of a FVTPL financial asset, transaction costs. Financial assets are subsequently measured at FVTPL, amortized cost, debt measured at fair value through other comprehensive income, or FVOCI, equity investments designated at FVOCI, or financial instruments designated at FVTPL. The classification is based on whether the contractual cash flow characteristics represent “solely payment of principal and interest,” which is referred to as the SPPI test, as well as the business model under which the financial assets are managed. Financial assets are required to be reclassified only when the business model under which they are managed has changed. All reclassifications are to be applied prospectively from the reclassification date.

Debt investments are recorded at amortized cost for financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the SPPI test. The assessment of our business models for managing the financial assets was made as of the date of initial application of IFRS 9 on March 1, 2018, or on initial recognition. The assessment of whether contractual cash flows on debt instruments meet the SPPI test was made based on the facts and circumstances as at the initial recognition of the financial assets.

All financial liabilities we hold, other than the 12% Convertible Notes, are initially measured at fair value and subsequently measured at amortized cost. The 12% Convertible Notes we issued in October and November 2018 have been designated at FVTPL upon initial recognition as permitted by IFRS 9, as the notes contain multiple embedded derivatives.

Non-monetary Transactions

All non-monetary transactions are measured at the fair value of the asset surrendered or the asset received, whichever is more reliable, unless the transaction lacks commercial substance, or the fair value cannot be reliably established. The lack of commercial substance requirement is met when the future cash flows are expected to change significantly as a result of the transaction. When the fair value of a non-monetary transaction cannot be reliably measured, it is recorded at the carrying amount (after reduction, when appropriate, for impairment) of the asset given up, adjusted by the fair value of any monetary consideration received or given.

When the asset received or the consideration given consists of shares in an actively traded market, the value of those shares will be considered fair value.

Repurchase of Common Shares

The repurchase of common shares will be recorded at the value of the consideration given. All common shares repurchased are cancelled. Any excess of the purchase price over the carrying amount will be charged to retained earnings as share repurchase premiums.

Compound Financial Instruments

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability which does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the compound financial instrument taken as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition.

Interest and losses and gains relating to the financial liability are recognized in the consolidated statements of loss and comprehensive loss. On conversion, the financial liability is reclassified to equity; no gain or loss is recognized on conversion.

Convertible notes are compound financial instruments which are accounted for separately by their components: a financial liability and an equity instrument. The financial liability, which represents the obligation to pay coupon interest on the convertible notes in the future, is initially measured at its fair value and subsequently measured at amortized cost. The residual amount is accounted for as an equity instrument at issuance.

The identification of the components of convertible notes is based on interpretations of the substance of the contractual arrangement and therefore requires judgement from management. The separation of the components affects the initial recognition of the 12% Convertible Notes at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability is also based on various assumptions, including contractual future cash flows, discount rates and the presence of any derivative financial instruments.

Financial Obligation

The financial obligation arising pursuant to the Royalty Loan Agreement requires management to make assumptions and use judgment in determining the generation of future revenues and an appropriate discount rate.

Revenue

Under IFRS 15, to determine the amount and timing of revenue to be recognized, we follow a five-step model:

1.    Identifying the contract with a customer

2.    Identifying the performance obligations

3.    Determining the transaction price

4.    Allocating the transaction price to the performance obligations

5.    Recognizing revenue when/as performance obligations are satisfied

Gross revenue from the direct sale of cannabis for a fixed price is recognized when we transfer control of the goods to the customer, which, with respect to adult-use cannabis, is at the point of delivery.

Gross revenue earned in Canada includes excise taxes, which we pay as principal, but excludes duties and taxes collected on behalf of third parties. Revenue also includes the net consideration to which we expect to be entitled. Net revenue is gross revenue less excise taxes. Gross revenue is recognized to the extent that it is highly probable that a significant reversal will not occur. Therefore, gross revenue is stated net of expected price discounts, allowances for customer returns and certain promotional activities and similar items. Generally, payment of the transaction price is due within credit terms that are consistent with industry practices, with no element of financing.

Research and Development

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets the generally accepted criteria for deferral and amortization of IAS 38 “Intangible Assets”. Research and development costs comprise consulting fees and licence acquisition fees. No development costs have been capitalized as at March 31, 2019, December 31, 2018 or February 28, 2018.

Share-based compensation

The fair value of share-based compensation expenses is estimated using the Black-Scholes pricing model and relies on a number of estimates, such as the expected life of the warrant, the volatility of the underlying share price, the risk-free rate of return and the estimated rate of forfeiture of warrants granted.

Income Taxes

Income taxes are recognized in the consolidated statements of loss and comprehensive loss, except to the extent that they relate to items recognized directly in equity, in which case the tax is recognized in equity.

Current taxes are generally the expected income tax payable on taxable income for the reporting period, calculated using rates enacted or substantively enacted at the consolidated statements of financial position dates, and includes any adjustment to income tax payable or recoverable in respect of previous periods.

Uncertain income tax positions are accounted for using the standards applicable to current income tax assets and liabilities. Liabilities and assets are recorded to the extent they are deemed to be probable.

Deferred tax is recognized using the liability method, based on temporary differences between financial statement carrying amounts of assets and liabilities, and their respective income tax bases. Deferred tax is determined using tax rates that have been enacted or substantively enacted by the consolidated statements of financial position date and are expected to apply when the related deferred tax asset is realized, or the deferred tax liability is settled. Deferred tax is not accounted for where it arises from initial recognition of an asset or liability in a transaction other than a business combination which, at the time of the transaction, affects neither accounting nor taxable income (loss). The amount of deferred tax recognized is based on the expected manner and timing of realization or settlement of the carrying amount of assets and liabilities. Deferred tax assets are recognized only to the extent that it is probable that future taxable income will be available for which the temporary differences can be utilized. Deferred tax assets are reviewed at each consolidated statements of financial position date and adjusted to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax assets, including those arising from tax loss carry-forwards, require management to assess the likelihood that the Company will generate sufficient taxable earnings in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be affected.

Current tax assets and liabilities are offset when the Company has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Recent Accounting Pronouncements

IFRS 15, “Revenue from contracts with customers”, or IFRS 15, was issued by the IASB in May 2014 and specifies how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers, excluding contracts within the scope of the standards on leases, insurance contracts and financial instruments. On April 12, 2016, the IASB published final clarifications to IFRS 15 with respect to identifying performance obligations, principal versus agent considerations, and licensing. IFRS 15 became effective for annual periods beginning on or after January 1, 2018. We adopted IFRS 15 on January 1, 2018. As we did not record revenue in the fiscal year ended December 31, 2018, there was no impact on our consolidated financial statements for that period. We first applied IFRS 15 in the three month period ended March 31, 2019.

In addition, on January 1, 2019, we adopted IFRS 16, “Leases” using the modified retrospective approach which replaces IAS 17 Leases which came into effect for annual periods beginning on or after January 1, 2019. The modified retrospective approach does not require restatement of comparative financial information as it recognizes the cumulative effect on transition as an adjustment to opening retained earnings and applies the standard prospectively. Comparative information in our consolidated statements of financial position, consolidated statements of income (loss) and comprehensive income (loss), consolidated statements of changes in equity, and consolidated statements of cash flows has not been restated.

Under the new standard, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. We recognize a right-of-use asset and a lease obligation at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses and adjusted for certain remeasurements of the lease obligation. Depreciation is recognized on the lease asset over the shorter of the estimated useful life of the asset or the lease term. The lease obligation is initially measured at the present value of the lease payments that have not been paid at the commencement date, discounted at the rate implicit in the lease or, if that rate cannot be readily determined, our incremental borrowing rate. The lease obligation is subsequently increased by the interest cost on the lease obligation and decreased by lease payments made. Lease payments are allocated between the liability and interest expense. Interest expense is recognized on the lease obligations using the effective interest rate method and payments are applied against the lease obligation.

The cumulative effect of initial application of the standard was to recognize a $1.1 million increase to right-of-use assets, or Lease Assets, a $1.1 million increase to lease obligations and to recognize the difference in accumulated deficit. The impact on transition is summarized below. See note 3 to our unaudited condensed interim consolidated financial statements included elsewhere in this prospectus for more information.

January 1, 2019
Lease Assets	$1,058
Lease obligations	1,072
Accumulated deficit	(14)

There are currently no standards issued but not yet effective up to the date of issuance of our condensed interim consolidated financial statements included elsewhere in this prospectus which we reasonably expect to be applicable at a future date.

Quantitative and Qualitative Disclosures about Market Risks

Interest Rate Risk

We are exposed to interest rate risk from our variable rate debt instruments. The total amount of debt outstanding on such instruments as at December 31, 2018 was $39.8 million. A 1.0% increase in the prime interest rate would result in an additional interest expense of $65,000. We do not consider the interest rate risk from these debt obligations to be material to our financial position or results of operations.

Credit Risk

Credit risk is the risk of financial loss if the counterparty to a financial transaction fails to meet its obligations. The maximum amount of our credit risk exposure is the balance of our cash, accounts receivable, subscriptions receivable, and taxes recoverable. We mitigate such exposure to its cash by investing cash deposits only in reputable Canadian financial institutions with investment grade credit ratings. We manage credit risk with respect to accounts receivable and subscriptions receivable by issuing credit only to credit-worthy counterparties.

Liquidity Risk

Liquidity risk is the risk that we cannot meet our financial obligations when due. We manage this risk by ensuring that we have sufficient funds to meet our obligations as they come due.

Foreign Currency Risk

Our cash and cash equivalents are held in Canadian dollars. We may be exposed to fluctuations of the Canadian dollar against certain other currencies because we publish our financial statements in Canadian dollars, while a portion of our assets, liabilities, revenues and costs are or will be denominated in other currencies. Exchange rates for currencies of the countries in which we intend to operate may fluctuate in relation to the Canadian dollar, and such fluctuations may have a material adverse effect on our earnings or assets when translating foreign currency into Canadian dollars.

Change in Accountants

Effective for the fiscal year ended December 31, 2018, MNP resigned as our independent auditors as we engaged new auditors in connection with the listing to which the registration statement of which this prospectus forms a part relates. For more information, see “Change in the Registrant’s Certifying Accountant”. MNP is an independent registered public accounting firm. MNP’s offices are located at 1500, 640 – 5th Avenue SW, Calgary, Alberta.

BUSINESS

Our Company

Sundial’s mission is to proudly craft pioneering cannabis brands to Heal, Help and Play. We view these as three distinct consumer opportunities, defined as follows:

•	Heal— cannabis products used as prescription medicine

•	Help— cannabis products that strive to promote overall health and wellness through CBD

•	Play— cannabis products to enhance social, spiritual and recreational occasions

We intend to pursue these opportunities globally as regulations permit.

As public perceptions and regulations around the world evolve, we believe cannabis is rapidly becoming a consumer good just like any other product in the Consumer Packaged Goods (CPG) industry. We are leveraging our management team’s extensive experience at global blue-chip companies to bring a differentiated, integrated CPG approach to the new cannabis industry that spans insights and analytics, supply chain, marketing and customer management. We believe this holistic and integrated approach gives us a competitive advantage over our peers in the cannabis industry.

In Canada, we currently produce and market premium cannabis for the adult-use (Play) market. In our purpose-built indoor modular grow rooms, we produce high-quality, consistent cannabis in individual, fully controlled room environments. We have established supply agreements with, or been approved to supply cannabis directly to retailers by, five provincial regulating authorities, specifically the Alberta Gaming, Liquor and Cannabis Commission, the Ontario Cannabis Store, the British Columbia Liquor Distribution Branch, Manitoba Liquor and Lotteries, and the Saskatchewan Liquor and Gaming Authority. In addition, we are working to establish supply agreements in all remaining Canadian jurisdictions, as our production capacity allows. Our supply agreements do not contain minimum purchase commitments. We have an initial focus on premium inhalable products to exploit the Play opportunity and will expand our portfolio to edibles, extracts, topicals and other products once legally permitted. We are currently marketing our adult-use products under our Sundial brand and intend to offer products under our Top Leaf and BC Weed Co. brands, among others. We are also actively pursuing Help and Heal opportunities in Canada. In the past, we have entered into agreements to supply other licensed producers in Canada, but we anticipate that we will not make significant sales of cannabis (other than trim) to them beyond 2020.

We plan to enter the rapidly growing global CBD market (Help) with our acquisition of Bridge Farm, a leading agricultural indoor producer of edible herbs and ornamental flowers in the United Kingdom. Bridge Farm provides us with a number of state-of-the-art, fully operational facilities, a hemp cultivation licence at one of Bridge Farm’s facilities and established relationships with a number of large U.K. and multi-national retailers. We intend to produce CBD products at low cost, driven by Bridge Farm’s scale, automation and energy subsidies.

To enhance and differentiate our medical cannabis (Heal) offerings, we are working to build industry-leading research capabilities regarding the use of cannabis and cannabinoids as medical treatments. We have established partnerships with a number of private and public Canadian research institutions, which we are leveraging to facilitate a research-informed approach to identify and develop cannabis strains for medicinal use. In addition, our joint venture with Pathway Rx, uses advanced technology and an extensive library of cannabis strains to identify and customize treatments for a wide range of medical conditions.

Our Industry

(a) In the United States, CBD products are legal in a number of states subject to certain conditions; however, the FDA has stated that under U.S. federal law, it is illegal to market products that add CBD to a food or label CBD as a dietary supplement.

(b) Represents jurisdictions in which CBD products are not prohibited under federal or state controlled substances legislation.

We are currently serving the adult-use cannabis industry in Canada. In October 2018, Canada became the first major industrialized nation to legalize adult-use cannabis (Play) at the federal level. Since then, demand for legal adult-use cannabis products from Canadian consumers has been strong. Deloitte’s 2018 Cannabis Report estimates that the Canadian adult-use cannabis market will reach up to $4.3 billion in 2019. Currently, edible cannabis products, including both solids and beverages, cannabis extracts and cannabis topicals are not yet legal for sale in Canada. The Canadian government has, however, published finalized amendments to the Cannabis Regulations and Schedules to the Cannabis Act, which are not yet in force, to permit the production and sale of cannabis edibles, extracts and topicals by holders of federal licences specific for these product classes. The Canadian federal government has announced that these new additional classes of cannabis will be authorized under the Cannabis Act on October 17, 2019 with legal sale of these additional classes of cannabis expected to commence in December 2019. Processing license holders are required to notify Health Canada at least 60 days before making a new product available for sale. Therefore, the earliest date that notified products in the new classes could be made available for sale to provincially or territorially authorized distributors is expected to be December 16, 2019. We expect that additional countries will also legalize adult-use cannabis, creating the opportunity for us to serve the adult-use market in those other countries in the future, although we cannot predict how long it will take for that to occur.

We plan to begin selling CBD products (Help) in Europe as soon as we start producing CBD products at Bridge Farm’s facilities. The World Health Organization has recently recommended that CBD should no longer be classified as a controlled substance, a move supported by the European Parliament. Certain CBD products have recently been added to the European Union’s Novel Food Catalogue, which will help provide a regulatory framework for EU member states to follow. CBD products have become available in the United Kingdom, Germany, Spain and other European countries. Brightfield Group’s market research estimates the European CBD market will reach US$1.6 billion ($2.1 billion) by 2023. Although we do not currently have plans to address the U.S. CBD market in the near term, recently adopted U.S. federal legislation has legalized hemp-derived CBD products, subject to certain conditions, including compliance with state and federal regulations.

We intend to become a global leader in medical cannabis as the legalization of cannabis for medical purposes (Heal) continues to spread around the world. In Canada, we plan to launch a digital medical platform for direct sales to patients who use cannabis as medicine. In Europe, we have applied for a high-THC cannabis licence to allow us to cultivate medical cannabis in the United Kingdom. Subject to approval, we expect to cultivate medical cannabis at certain of Bridge Farm’s facilities by the end of 2019. As of March 31, 2019, 41 countries have legalized medical cannabis in some form. In addition, the European Parliament passed a resolution calling for the European Union to distinguish between medical and other uses of cannabis, increase funding for research regarding medical cannabis and require insurance coverage for effective cannabis-based medication. We believe that doctors and professionals will increasingly prescribe and recommend cannabis to treat symptoms associated with a wide range of medical conditions, including rheumatism, cancer, epilepsy, depression and anxiety, sleep disorders and auto-immune diseases.

As cannabis products continue to gain acceptance around the world, the cannabis industry, and the laws that govern it, are evolving quickly. As such, we believe that we are well positioned to address a large and growing global legal market. We estimate the global legal and illicit cannabis market to be US$150 billion annually, based on reports from the United Nations.

Our Approach

Play

We are developing high-quality, premium cannabis brands for the adult-use market. We intend to capture a leading position in this market by offering differentiated brands underpinned by premium products that deliver consistent and superior user experiences. We believe that premium inhalable cannabis products will command a significant portion of the Canadian market and will yield higher margins than lower quality brands. We expect increasing price segmentation as the adult-use cannabis industry matures, similar to other CPG industries, such as alcohol and tobacco.

We are currently marketing our adult-use products under our Sundial brand and intend to offer products under our Top Leaf and BC Weed Co. brands, among others. We currently sell Sundial-branded dried flower cannabis and intend to sell additional products in a wide-range of formats, such as pre-rolls, oils, capsules and sublinguals, in accordance with existing regulations. As further regulations permit, we will also offer edibles, beverages, including dried tea products, vape products, concentrates, extracts and topicals.

We plan to primarily target the premium sector of the adult-use cannabis market, which we currently define as cannabis with a wholesale price of $5.00 per gram or above based on the pricing segmentation used by certain of the Canadian provincial boards. We believe there is significant demand for premium adult-use cannabis. According to Deloitte’s 2018 Cannabis Report, over half of the Canadian consumers surveyed that currently consume cannabis would be willing to pay up to $14 per gram. As of June 2019, over 60% of the dried flower offerings on the Ontario Cannabis Store website were priced over $11 per gram, over 30% were priced between $9 and $11 per gram and the remainder were priced below $9 per gram. We expect premium products to command half the market and inhalables to comprise the majority of sales.

(a)	We define premium products as cannabis with a wholesale price of $5.00 per gram or above.
(b)

Based on management estimates. Segments based on pricing segmentation used by certain Canadian Provincial Boards and defined as wholesale prices per gram of (1) Good: <$3.50, (2) Better: $3.50 - $5.00 and (3) Best: $5.00 - $6.50. At Sundial, we further subdivide the “Best” category into a “super-premium” segment that we call Craft: $6.50 - $100+.

(c)	Chart represents an illustrative scenario based on management’s estimates.

Our purpose-built indoor modular grow rooms enable us to produce large volumes of high-quality cannabis in small batches. Our individual room-based cultivation format affords us several advantages compared to other growing methods, including optimized and customizable environments for each one of our strains, efficient scaling of our production capacity, higher and more predictable yields and real-time collection of cultivation data and multiple harvests per day. This approach also helps mitigate the risk of crop loss. We believe that the combination of this craft-at-scale cultivation model, our diverse genetic library and our experienced cannabis cultivation team will result in the highest quality cannabis on the market.

By capitalizing on our CPG industry experience and consistently delivering high-quality products, we believe that we can become a trusted and preferred partner to retailers and other distribution partners. We do not operate our own retail stores. We use analytics based on customer and consumer data and research to develop and market superior branded products. We believe that our customer service, value-add tools and focus on the consumer experience will result in consumer loyalty, engagement and retention. Our value-add tools are anticipated to include digital kiosks with interactive content, point-of-sale materials, cannabis journals and customized strain descriptions designed to educate and enhance consumer engagement in compliance with applicable regulations.

In addition, we believe our premium products will appeal to more experienced and frequent adult-use consumers, who demand consistent and superior user experiences and represent greater potential customer lifetime value than inexperienced or less frequent consumers.

(a) Source: Deloitte Recreational Marijuana: Insights and Opportunities Report, 2016.

Help

There is rapidly growing global consumer demand for products containing CBD, based on the belief it has therapeutic effects and promotes overall wellness. CBD, unlike THC, does not have any psychotropic effects, making CBD products appealing for broad consumer use.

To date, we have not developed or sold any CBD products. We intend to leverage certain of Bridge Farm’s large-scale, low-cost production facilities to become a leader in the global CBD market, as further regulations permit. We intend to develop and market products through our own brands and partnerships targeted towards three key CBD segments: health supplements, topicals and functional foods.

Product renderings are illustrative and subject to change. We are not currently selling CBD products. We intend to develop and market these products and others as regulations permit.

Bridge Farm’s current facility footprint is approximately 1.6 million square feet and plans are in place to expand to approximately 3.6 million square feet. We intend to leverage Bridge Farm’s existing distribution relationships with retailers such as Tesco, Morrisons, Asda (a Walmart subsidiary), Lidl, Amazon and Aldi to launch CBD product sales in the United Kingdom and globally. We have engaged with a few of these retailers, all of whom have expressed interest in selling Bridge Farm’s CBD products. As the global CBD regulatory landscape continues to evolve, we plan to utilize these relationships as well as establish new partnerships with international retailers to become a recognized global CBD leader.

We will transition certain of Bridge Farm’s existing revenue-producing facilities to hemp cultivation in a phased approach. Bridge Farm holds a hemp cultivation licence at its Homestead Facility, making it one of the few indoor producers licensed to cultivate hemp in the United Kingdom. Bridge Farm currently cultivates hemp in approximately 40,000 square feet at the Homestead Facility. We expect to transition an additional portion of the Homestead Facility to hemp cultivation by the end of the third quarter of 2019, and we plan to apply for licenses and transition certain of Bridge Farm’s other facilities to hemp cultivation, although we are evaluating the timing for such transition and do not yet have a timetable for doing so. We expect to retain a portion of Bridge Farm’s existing herbs and ornamental flower business and cultivation operations until such time as we would need to transition more space to hemp cultivation and CBD extraction in order to meet demand for our CBD products. See “—Current and Planned Facilities—Bridge Farm Facilities”.

Bridge Farm has highly automated, state-of-the-art facilities with advanced plant movement and monitoring technology. Through its use of biomass fuel for heating, Bridge Farm qualifies for a U.K. government credit that more than offsets its energy costs. We believe that Bridge Farm’s scale, automation and energy subsidy will make us a global low-cost producer.

Heal

We intend to become a global leader in medical cannabis. We believe that the medical cannabis market will continue to grow globally as an increasing number of jurisdictions legalize cannabis for medical uses. We have not made any sales of medical cannabis to date. Our Heal approach will initially focus on providing branded prescription cannabis products for patients who use cannabis as medicine. In Canada, we will launch a digital medical platform for direct sales to such patients. In Europe, we have applied for a high-THC cannabis licence to allow us to cultivate medical cannabis in the United Kingdom. Subject to approval, we expect to cultivate medical cannabis at certain of Bridge Farm’s facilities by the end of 2019. We will pursue other international medical cannabis markets as regulations permit. We will also pursue opportunities to export medical cannabis where legally permitted and partner with pharmaceutical companies to develop and market prescription drugs in accordance with applicable regulations.

We also own a 50% interest in Pathway Rx, a company that uses advanced technologies, including machine learning approaches, to screen an extensive library of cannabis strains to identify and customize treatments for a wide range of medical conditions. In the future, we intend to leverage Pathway Rx’s cannabis strains to develop cannabis-based pharmaceutical drugs, including strains targeted towards symptoms associated with cancer, skin disorders, skin protection and rejuvenation, and inflammatory processes. To date, neither we nor Pathway Rx have submitted any potential drug candidates to any regulatory body for approval. If we submit drug candidates for approval to the applicable drug regulatory authorities, the approval process will be lengthy and may not be successful. See “Regulation—Regulatory Framework in Canada—Drug Approval Process” for more information.

In addition, we are working to build industry-leading research capabilities. We are leveraging partnerships with leading research institutions, including CRIS and the University of Calgary’s Cumming School of Medicine, to facilitate a research-informed approach to identify and develop cannabis strains for medical use. We believe this approach differentiates us from our peers and will give us a competitive advantage.

Our Strengths

We believe that we have a differentiated operating model designed to generate superior margins and shareholder returns, underpinned by the following competitive strengths.

Experienced management team brings a differentiated, holistic CPG approach to the emerging cannabis industry

We view cannabis as a consumer packaged good, just like any other CPG product. We designed our operating model based on CPG principles and best practices with the goal of building the leading global branded cannabis company. Our management team has extensive experience working in senior positions with some of the world’s most successful CPG companies, including The Coca-Cola Company, Molson Coors Brewing Company, Diageo plc, Mars, Incorporated and The Kellogg Company. We believe that our leadership team’s holistic CPG expertise in general management, marketing, product development, supply chain management, consumer insights and analytics, sales and customer management differentiates us among our global peers.

Proud cannabis culture, focused on attracting and motivating the best talent

We believe that culture is the only true sustainable competitive advantage. Our corporate values are centered on health, happiness and personal well-being, driven by our shared mission to proudly craft pioneering cannabis brands to Heal, Help and Play. We have created a collaborative working environment where everyone is valued for their contribution to the team and rewarded for their accomplishments. As we rapidly grow our team, we strive to create a culture of co-ownership, including by granting equity to all of our permanent employees. We also continuously invest in training and development programs across all functions and levels of our organization.

Global growth strategy grounded in Heal, Help and Play opportunities with tailored supply chains

We believe consumers primarily use cannabis in three ways: as medicine (Heal), for wellness (Help) and for adult use (Play). We have tailored supply chains that address each market opportunity based on these consumer uses. For Play, we are producing premium cannabis products in purpose-built indoor modular grow rooms. For Help, we will produce CBD products using large-scale, low-cost production facilities and, until such time as our own CBD extraction facilities are operational, CBD extraction arrangements with third parties. For Heal, we will leverage our facilities in Canada and the United Kingdom to optimally produce medical cannabis products, depending on the specific opportunity.

Consumer-centric global brands that deliver premium experiences

Using proven CPG best practices, we leverage deep consumer insights and analytics to develop a portfolio of premium brands and products to meet consumer needs across Heal, Help and Play. Our approach starts with analyzing market trends, transactional and behavioral data and identification of market opportunities. Our portfolio of brands will include Sundial, Top Leaf and BC Weed Co., among others. Some of these will span Heal, Help and Play while others will be tailored to specific opportunities. Core to the establishment of superior brands are high quality and consistent product offerings that are targeted to meet evolving consumer needs. We strengthen our brands through innovative, iterative and targeted product development that leverages a flexible production infrastructure and continuous consumer feedback loops. We intend to target consumers within retail stores through our anticipated in-store digital experiences, including digital kiosks with interactive content, designed to educate and enhance consumer engagement in compliance with applicable regulations. Outside of retail stores, we reach consumers with targeted online and social media marketing, as well as our e-commerce presence, in compliance with applicable regulations. We will also leverage our online platforms to collect data and analytics to drive informed business decisions based on consumer and customer insights. We believe that this approach will result in brands that resonate with consumers, leading to brand recognition and loyalty.

Strong distribution relationships

We intend to become a trusted and preferred partner to our retailer and other distribution partners. Leveraging our deep knowledge of customer and consumer habits and preferences, we will provide products and advice that is tailored to our customers’, and their customers’, needs. Our retail partners include Fire and Flower, High Tide, The Clinic Network, Delta 9 Cannabis, Compass Cannabis Clinic, Innerspirit, and 420 Premium Market, among others. We will provide educational and training tools for retailers and consumers. These tools will include digital kiosks with tablet-based interactive content and other educational materials in compliance with applicable regulations. We believe that our customer service, value-add tools and focus on the consumer experience will be key to customer loyalty, engagement and retention.

We also intend to leverage certain of Bridge Farm’s distribution relationships with retailers such as Tesco, Morrisons, Asda (a Walmart subsidiary), Lidl, Amazon and Aldi to initially launch CBD product sales in the United Kingdom, capitalizing on Bridge Farm’s U.K.-based production and traceable supply chain.

Operating model that strives to deliver optimal profitability for all stakeholders

We believe our integrated CPG operating model will deliver superior benefits for all stakeholders in the value chain. Our focus on the premium segment of the global cannabis market is expected to support higher prices and, as a result, deliver higher margins to our distribution and retail partners, as well as the Company. We also believe that our premium, high quality brands and products will deliver superior consumer experiences, resulting in strong consumer loyalty and advocacy. Our tailored supply chains are intended to optimally balance high quality products and low-cost production, which we believe will further contribute to our superior margins and maximize stakeholder returns over time.

Our Growth Strategies

We intend to be a leader in the global cannabis industry through the following primary strategies.

Expand our production capacity

In the near term, our primary strategy is to expand our production capacity as quickly as possible to meet existing demand in Canada, the United Kingdom and other markets. In Canada, we plan to continue the build-out of our Olds Facility to increase our current annual capacity in Canada from approximately 60 million grams to over 75 million grams by the end of 2019. We expect our annual capacity to reach 95 million grams once our Olds Facility and Merritt Facility are fully constructed and operational. To allow us to meet excess demand on a flexible production schedule, we may from time to time enter into arrangements with third parties to produce cannabis on our behalf. In the United Kingdom, we will begin to convert existing and build new cultivation and extraction space at Bridge Farm to economically produce CBD at scale.

Expand geographic footprint

We expect to have a national sales footprint in Canada as soon as our production capacity allows. By the end of 2019, we expect to have our product available in at least the five Canadian provinces where we currently have supply agreements or have been approved to supply cannabis to retailers, and will pursue supply agreements and approvals with all remaining Canadian jurisdictions through 2020. Subject to capacity and required approvals, we will begin the export of medical cannabis from Canada to priority opportunity markets. When other countries legalize adult-use cannabis, we will move quickly to establish ourselves in these markets, which may include building local infrastructure that replicates our Canadian model. Leveraging our significant capacity in the United Kingdom through Bridge Farm, we will aggressively pursue CBD exports into other European and global markets. We have also applied for a high-THC cannabis licence to allow us to cultivate medical cannabis in the United Kingdom. Subject to approval, we expect to cultivate medical cannabis at certain of Bridge Farm’s facilities by the end of 2019. We will pursue other international medical cannabis markets as regulations permit.

Maximize Play opportunity with new brand and product offerings

As capacity allows, we will launch additional products under our Sundial brand in Canada. These will include multiple tailored offerings of strains and product formats to meet specific consumer needs. We are currently scaling production of multiple new strains to commercial quantities and introducing new strains on an ongoing basis and have received a licence from Health Canada to process cannabis and extract cannabis oil in Canada. We also intend to sell products in a wide range of additional formats, if and when regulations permit, and we receive the requisite Health Canada approvals to do so. We expect that regulations will permit sales of additional product formats and that we will receive the required Health Canada approvals by the end of 2019. In addition to our Sundial brand, we will launch other premium brands, including Top Leaf and BC Weed Co., which will further enhance our market presence and margins. We expect to launch our first products under the Top Leaf brand by the fourth quarter of 2019. We will begin production and commercialization of BC Weed Co. products following the completion and licensing of our Merritt Facility.

Leverage Bridge Farm to establish global CBD brands

We will launch branded CBD offerings in the United Kingdom through Bridge Farm, with an initial focus on health supplements, topicals and vapes, and plan to add additional product formats over time. As production capacity permits, we will expand our CBD offerings into other European and international markets, leveraging Bridge Farm’s existing customer relationships with multi-national retailers such as Tesco, Morrisons, Asda (a Walmart subsidiary), Lidl, Amazon and Aldi. All of the retailers we have engaged to date have expressed interest in selling Bridge Farm’s CBD products, with some citing its U.K.-based production and traceable supply chain as advantages. We will also work with other international retailers and selected wholesalers to export products into opportunity markets.

Maximize Heal opportunity

In Canada, we plan to launch our medical, direct-to-consumer website and expect sales of medical cannabis in Canada to constitute all or substantially all of our Heal business in the near term. In addition, we intend to target other established markets with strong demand for medical cannabis products, including the United Kingdom and Germany, as early as 2020, and will continue to evaluate these and other opportunities as we scale and develop our production. We intend to build on our strong research partnerships and our Pathway Rx joint venture to develop intellectual property to commercialize functional medicines. We intend to partner with pharmaceutical companies globally to develop and market cannabis as medicine. We further intend to sell and distribute our medical products internationally through partnerships with licensed pharmaceutical wholesalers, who generally have a wide distribution reach and are well-established importers of medical cannabis, especially in Europe. We are also working closely with potential new distribution channels, led by pharmacies, to exploit emerging opportunities as the regulatory framework evolves.

Explore strategic partnerships

Building on our differentiated CPG experience, we believe that we can create a competitive advantage by partnering with national and multi-national companies, including those in the CPG and pharmaceutical industries, across various product categories to jointly develop and market branded cannabis offerings. In addition, we intend to leverage our expertise and relationships to form partnerships with global retailers to pursue distribution arrangements. We also intend to partner with other industry players, nationally and internationally, as opportunities arise.

Pursue accretive acquisitions to supplement our organic growth

The cannabis industry is highly fragmented and as it continues to evolve, we expect significant industry consolidation in existing and new markets. Our management team has witnessed similar developments in other

CPG industries, and we believe that our deal-making capabilities and experience will allow us to successfully identify, consummate and integrate acquisitions. As a public company, we will have greater ability to finance acquisitions, including through using our equity as consideration and accessing the capital markets.

Due to the competitive and dynamic nature of the emerging cannabis market and rapid changes in the regulatory environment, we recognize the need to remain flexible so we can react to opportunities and risks as they develop. We will continue to re-evaluate and re-prioritize our strategies to respond to these developments. We are actively fostering a culture of continued agility and exploration since the ability to pivot depending on market dynamics will deliver competitive advantage. We believe that our management team’s deep CPG experience equips us with the expertise and capability to react to market changes more quickly than our competitors.

Acquisition of Bridge Farm

On July 2, 2019, we, through our wholly-owned subsidiary, Sundial UK Limited, acquired all the issued and outstanding shares of Project Seed Topco Limited and its subsidiaries, which we refer to collectively as Bridge Farm, pursuant to a Sale and Purchase Agreement, dated February 22, 2019. The shares were acquired by payment of (i) cash consideration in the amount of £45.0 million, (ii) the issuance of $45 million aggregate principal amount of unsecured notes of Sundial, which have subsequently been converted into 1,500,000 of our common shares and (iii) contingent consideration in the form of earn-out payments of up to an additional 1,000,000 common shares of the Company based on a prescribed formula. The initial deposit of £5 million, required under the Sale and Purchase Agreement, was made on February 22, 2019.

Bridge Farm is a leading supplier of herbs and ornamental flowers including basil, coriander, mint, dill, tulips, roses, and poinsettias in the United Kingdom, which generated revenue of £15.3 million for the period from July 1, 2017 to June 30, 2018. All of these products have been approved by the British Food Standards Agency. We expect to retain a portion of Bridge Farm’s existing herbs and ornamental flower business and cultivation operations until such time as we would need to transition more space to hemp cultivation and CBD extraction in order to meet demand for our CBD products. Bridge Farm’s existing facilities are highly automated, state-of-the-art facilities, with advanced plant movement and monitoring technology. In addition, through its use of biomass fuel for heating, Bridge Farm qualifies for a U.K. government credit that more than offsets its energy costs, further contributing to low production costs.

Bridge Farm holds a hemp cultivation licence at its Homestead Facility, making it one of the few indoor producers licensed to cultivate hemp in the United Kingdom. This licence was granted on December 28, 2018 and is set to expire on December 31, 2021 and we intend to seek renewal of this licence with the U.K. Home Office prior to its expiry. The renewal application will be submitted online and it takes approximately two to four weeks for the U.K. Home Office to review the application and issue its decision. Should the U.K. Home Office not renew or delay the renewal of our licence, or renew our licence on different terms, our ability to recognize the strategic objectives of our acquisition of Bridge Farm could be materially adversely affected. Bridge Farm currently cultivates hemp in approximately 40,000 square feet at the Homestead Facility.

We expect to transition an additional portion of the Homestead Facility to hemp cultivation by the end of the third quarter of 2019, and we plan to apply for licenses and transition certain of Bridge Farm’s other facilities to hemp cultivation, although we are evaluating the timing for such transition and do not yet have a timetable for doing so. See “Business—Current and Planned Facilities—Bridge Farm Facilities”. We have also applied for a high-THC cannabis licence to allow us to cultivate medical cannabis in the United Kingdom. Subject to approval, we expect to cultivate medical cannabis at certain of Bridge Farm’s facilities by the end of 2019. We will pursue other international medical cannabis markets as regulations permit.

We intend to leverage Bridge Farm’s existing distribution relationships with retailers such as Tesco, Morrisons, Asda (a Walmart subsidiary), Lidl, Amazon and Aldi to launch CBD product sales in the United Kingdom. These retailers currently sell Bridge Farm’s herbs and ornamental flowers, and we have already engaged with a few of these retailers to discuss our intended transition of certain of Bridge Farm’s business to hemp cultivation and CBD production. All of the retailers we have engaged to date have expressed interest in selling Bridge Farm’s CBD products, with some citing its U.K.-based production and traceable supply chain as advantages.

Acquisition of Interest in Pathway Rx

On March 13, 2019, we signed a share purchase agreement with Darryl Hudson, Olga Kovalchuk and Igor Kovalchuk, who is our non-executive employee, to acquire 50% of the issued and outstanding shares of Pathway Rx in consideration for an aggregate of 185,500 of our common shares. Pathway Rx is governed by a board of directors, to which we have the right to appoint two of four members. The results of Pathway Rx are included in our financial statements from March 13, 2019, the date of the acquisition, and will continue to be included in our consolidated financial statements in the future. Please see our unaudited condensed interim consolidated financial statements included elsewhere in this prospectus for more information.

Concurrently with the acquisition of our interest in Pathway Rx, we entered into the Pathway Rx License Agreement, which granted us an exclusive right to use Pathway Rx’s intellectual property in exchange for (i) a royalty of 3% of gross revenues derived from Pathway Royalty Activities, which royalty percentage is increased to 5% of gross revenues derived from Pathway Royalty Activities upon the achievement of certain gross revenue milestones in one calendar year, (ii) the grant of up to 175,000 of warrants to purchase our common shares at an exercise price of $2.90 per share, subject to achievement of certain milestone gross revenues derived from the Pathway Royalty Activities, (iii) 50% of net revenues received by the Company from the sale of certain of the licensed products or the use of certain of the licensed intellectual property, and (iv) a fixed payment of $1.4 million, payable in quarterly installments of $87,500 over the first four years of the term of the Pathway Rx License Agreement. The initial term of the Pathway Rx License Agreement is ten years, and it is automatically renewable for consecutive one year terms unless we notify Pathway Rx of the intention not to renew the agreement at least 30 days prior to the expiration of the initial term or the applicable renewal term.

Our Brands and Products

We intend to build global cannabis brands to pursue the Heal, Help and Play opportunities.

Our Play approach will be led by the Sundial, Top Leaf and BC Weed Co. brands. We are currently marketing our adult-use products under our Sundial brand and intend to also market under our Top Leaf and BC Weed Co. brands, among others.

The Sundial brand was designed for modern cannabis consumers who want a safe, consistent, functional product that emphasizes a desired experience. We are anticipating that we will provide between 25 and 30 different products under this brand in a variety of formats, including dried flower, pre-rolls, vape products, sublinguals, capsules, topicals, beverages and edibles when regulations permit. Under our Sundial brand we plan to introduce different products tailored towards specific consumer needs—Calm, Ease, Flow, Lift and Spark. We currently sell two whole flower products: Zen Berry, which is a indica-dominant whole dried flower under the Calm series, and Daydream, which is a hybrid whole dried flower under the Flow series. Both whole flower products are available in 3.5 and 7 gram packages. The current and proposed series of our products, as well as product renderings of certain of our current and proposed products, are illustrated below.

(a) Source: Deloitte 2018 Cannabis Report. Values represent consumer responses of their non-exclusive motivations for consuming cannabis.

Product renderings are illustrative and subject to change and compliance with applicable packaging regulations.

Product renderings are illustrative and subject to change and compliance with applicable packaging regulations.

The Top Leaf brand will be our super-premium brand marketed towards experienced consumers of cannabis who are looking for differentiated cannabis products with a strong emphasis on inhalables. The Top Leaf brand will consist of a select group of 15 to 20 products with some limited edition, specialty product runs priced substantially above the average product. Top Leaf will have a focused product line that emphasizes whole dried flower, pre-rolls and vape products as permitted by regulations.

The BC Weed Co. brand and products will focus on strains and products that are unique to or have a history with British Columbia and will be marketed and sold at premium pricing. Our objective with the BC Weed Co. brand will be to continue the proud heritage of producing world-class cannabis that British Columbia is known for. We plan to offer a more limited number of 10 to 15 products under the BC Weed Co. brand with an emphasis on whole flower, pre-rolls and vape products. Once constructed and licensed, our Merritt Facility is expected to cultivate the majority of products sold under the BC Weed Co. brand. A small number of additional products will also be cultivated by partner licence holders located in British Columbia.

Our Play products will be developed from a range of low- to high-THC cannabis strains and will feature indica, sativa and hybrid cannabis strains. While consumers experience the effects of cannabis differently, generally speaking, consumers associate indica strains with relaxation and sativa strains with feeling stimulated. Depending on the desired experience and target market, we will select and grow cannabis strains that feature various aromatic oil, or terpene, profiles, which provide the cannabis flower with distinct aromas and tastes, and will target various CBD concentrations. We do not expect to use strains of cannabis with minimal THC concentrations (which are generally referred to as “hemp” if they do not exceed between 0.2%-0.3% THC, depending on the jurisdiction) in our Play products.

Our Help products will be developed strains of cannabis with high-CBD and minimal THC concentrations (concentrations not exceeding between 0.2%-0.3% THC, depending on jurisdiction). We plan to extract concentrated CBD from these strains for use in our CBD products.

We are in the process of developing and exploring strategic partnerships to formulate and produce cannabis edibles, concentrates and topicals, which we plan to sell following the legalization of such products in Canada.

Current and Planned Facilities

	Olds, Alberta		Rocky View, Alberta	Merritt, British Columbia		Bridge Farm, United Kingdom
Format	Indoor Modular		Indoor	Indoor Modular		Greenhouses
Primary Purpose	Cultivation and Extraction		Research and Development	Cultivation and Extraction		Cultivation and Extraction
Capital expenditures to date	$140 million		$8 million	$4 million		$37 million
Capital expenditures remaining	$60 million		—	$18 million		$92 million

Total Current Facility Size (Sq. Ft.)	288,000		31,000	—		1,596,000	(3)
Additional Planned Facility Size (Sq. Ft.)	160,000	(1)	—	35,000	(2)	1,991,000	(4)

Total Projected Facility Size (Sq. Ft.)	448,000		31,000	35,000		3,587,000
Current Annual Capacity in Canada(5)	>60 million grams
Estimated Annual Capacity in Canada by End of 2019(6)	>75 million grams
Total Planned Annual Capacity in Canada(7)	>95 million grams

(1)	Subject to construction and licensing of Pods 4 and 5 (each 70,000 sq. ft.) and People and Processing Building (20,000 sq. ft.).
(2)	Subject to construction and licensing.

(3)

Bridge Farm has received a cultivation licence to grow hemp from the U.K. government at its Homestead Facility and currently cultivates hemp in a portion of this facility. We plan to convert a further portion of the Homestead Facility and certain other of Bridge Farm’s existing and planned facilities to hemp cultivation operations.

(4)	Subject to construction and licensing of Clay Lake Phase 2 (807,000 sq. ft.) and Phase 3 (1,184,000 sq. ft.).
(5)	As of June 2019.
(6)	Subject to completion of construction and licensing of planned capacity at the Olds Facility.
(7)	Subject to construction and licensing of planned capacity at the Olds Facility and the Merritt Facility.

Olds Facility

Our Canadian flagship facility is located in Olds, Alberta, Canada, which we refer to as our Olds Facility. The primary purpose of our Olds Facility is to grow cannabis for the Canadian market. We cultivate our cannabis using purpose-built indoor modular grow rooms that enable us to grow large volumes of high-quality cannabis in small batches. Our individual room-based cultivation format affords us several advantages compared to other growing methods, including optimized and customizable environments for each one of our strains, efficient scaling of our production capacity, higher and more predictable yields and real-time collection of cultivation data and multiple harvests per day. This approach also helps mitigate the risk of crop loss.

Once fully constructed, licensed and operational, our Olds Facility will be an approximately 448,000 square foot facility with 126 cultivation rooms. To date, we have received a licence from Health Canada for approximately 242,000 square feet at our Olds Facility, comprising H Block (approximately 32,000 square feet with 12 cloning and vegetation rooms), H Block extension (approximately 46,000 square feet with 14 flowering rooms) and Pods 1 through 3 (each approximately 70,000 square feet with 20 flowering rooms). Additionally, we are expecting to build and license Pod 4 by the end of 2019 and Pod 5 by the end of the first quarter of 2020, each of which will be approximately 70,000 square feet, with 20 flowering rooms. Furthermore, we are expecting to build a People and Processing Building, estimated to be approximately 20,000 square feet in size, to support a fully operational Olds Facility. The full build-out of the Olds Facility is expected to cost approximately $200 million, of which an additional $60 million remains to be invested.

At our Olds Facility, we complete each step of the growing process including cloning, flowering, harvesting, drying, trimming, curing, testing product and packaging and shipping. We are able to drive efficiencies in our growing process through automation in irrigation and fertigation, environmental controls, and trimming and processing. We believe that, on average, we can achieve at least six growing cycles per year per flowering room. We have obtained a licence from Health Canada to allow for the processing of cannabinoids from harvested products at our Olds Facility.

Rocky View Facility

The primary purpose of the Rocky View Facility, located in Rocky View, Alberta, Canada, which we refer to as our Rocky View Facility, is the research and development of new strains and growing methods. The facility is approximately 31,000 square feet (with nine cultivation rooms comprised of three flowering rooms and six rooms used for research and development), all of which is fully licensed for cannabis cultivation and sale by Health Canada. The full build-out of the Rocky View Facility cost approximately $8 million.

Merritt Facility

Our Merritt Facility, once constructed and licensed, will serve as the primary production facility of the BC Weed Co. brand. We currently expect our Merritt Facility to consist of one mini-pod, which will be an approximately 35,000 square foot facility with eight flowering rooms. The full build-out of the mini-pod and ancillary infrastructure is expected to cost approximately $22 million, of which $18 million remains to be invested. We began construction of the Merritt Facility in March 2019 and have submitted our initial licence application to Health Canada. However, Health Canada will not substantively review our licence application until the Merritt Facility is fully constructed and is accepted by Health Canada as compliant with the requirements of the Cannabis Regulations.

Bridge Farm Facilities

Bridge Farm currently has a footprint of approximately 1.6 million square feet that we expect to build out to approximately 3.6 million square feet by the end of 2021. Bridge Farm’s previous owners have made significant investments to equip these facilities with state-of-the-art technology. These investments have resulted in highly automated, low-cost operations that minimize Bridge Farm’s production costs. Bridge Farm’s facilities are currently fueled by industrial-scale biomass boilers. The environmental benefits of biomass as an energy source have made the facilities eligible for a 20-year U.K. government power credit that more than offsets its energy costs. This credit provides Bridge Farm with highly attractive economics that we believe will assist Bridge Farm in becoming one of the leading low-cost producers of hemp and CBD globally.

Bridge Farm comprises three facilities, namely Homestead, Horseshoe and Clay Lake. Bridge Farm currently cultivates hemp in an area of approximately 40,000 square feet of its Homestead Facility. Over time, as demand for CBD products grows, we plan to convert certain of Bridge Farm’s facilities to hemp cultivation operations and to build a CBD-extraction facility for a total expected cost of approximately $35 million. We have also applied for a high-THC cannabis licence to allow us to cultivate medical cannabis in the United Kingdom. Subject to approval, we expect to cultivate medical cannabis at certain of Bridge Farm’s facilities by the end of 2019.

Clay Lake Facility

The Clay Lake Facility is located on our property in Spalding, Lincolnshire, United Kingdom. Clay Lake Phase 1 is an 893,000 square foot facility that was completed in March 2019.

Prior to the acquisition, Bridge Farm had completed planning for Clay Lake Phase 2, which is approximately 807,000 square feet, and Clay Lake Phase 3, which is approximately 1.2 million square feet. We intend to proceed with both of these projects. We expect construction on Clay Lake Phase 2 to be completed in the second quarter of 2020, at an expected total cost of approximately $37 million, of which $31 million remains to be invested. We expect construction of Clay Lake Phase 3 to be completed approximately twelve months after it commences and to cost approximately $26 million. We are still evaluating the timing of commencing construction of Clay Lake Phase 3.

We are still evaluating the timing for transitioning Clay Lake Phase 1 and, upon their completion, Clay Lake Phase 2 and Clay Lake Phase 3 to hemp cultivation.

Homestead Facility

The Homestead Facility, located in Spalding, Lincolnshire, United Kingdom, is approximately 218,000 square feet with approximately 110,000 square feet of high-quality and efficient growing sites. We lease the land on which the Homestead Facility is located from Bridge Farm Holdings Ltd, for a term of 30 years from October 8, 2017, at an annual rent of £132,000, which amount is subject to review on each fifth anniversary of the lease. Bridge Farm holds a licence to cultivate hemp at the Homestead Facility and cultivates hemp in a portion of this facility. We expect to transition a further portion of this facility to hemp cultivation by the end of the third quarter of 2019.

Horseshoe Facility

The Horseshoe Facility, also located in Spalding, Lincolnshire, United Kingdom, is a 484,000 square foot facility with approximately 286,000 square feet of grow space that was completed in March 2016 and provided proof of concept for the energy-efficient, automated and low-cost production model of ornamental plants. We lease the land on which the Horseshoe Facility is located from Bridge Farm Holdings Ltd, for a term of 30 years from October 8, 2017, at an annual rent of £468,000, which amount is subject to review on each fifth anniversary of the lease. We have applied for a licence to cultivate hemp at the Clay Lake Facility, and we are evaluating the timing for transitioning this facility to the cultivation of hemp following receipt of necessary approvals.

See “Risk Factors—Risks Related to Our Business and Our Industry—We are dependent upon a limited number of facilities that are integral to our business” and “Risk Factors— Risks Related to Our Business and Our Industry—We may not be successful at transitioning and growing the business of Bridge Farm, or leveraging Bridge Farm’s existing retail relationships.”

Intellectual Property

We own a 50% interest in Pathway Rx, a company that uses advanced technologies, including machine learning approaches, to screen an extensive library of cannabis strains to identify and customize treatments for a wide range of medical conditions.

To date, Pathway Rx has submitted four provisional patent applications to the U.S. Patent and Trademark Office, or the USPTO, covering 18 cannabis strains targeted towards symptoms associated with cancer, skin orders, skin protection and rejuvenation, and inflammatory processes. Pathway Rx has also submitted a provisional patent application to the USPTO for a process to analyze the molecular profiles of a particular disease or patient in order to identify the cannabis strain that is best suited as a potential treatment. A provisional patent application is valid for 12 months from its date, unless extended, and establishes an early effective date for a later-filed nonprovisional patent application. A non-provisional patent application allows the use of the term “Patent Pending” to be applied to an invention. In addition, Pathway Rx is developing two patent applications for particular strains of cannabis. The first strain demonstrates properties for the treatment of inflammatory disorders of the gastrointestinal tract, such as Crohn’s disease, irritable bowel disease, ulcerative colitis and others. The second cannabis strain demonstrates multiple medicinal properties, including anti-cancer, anti-inflammatory (skin and gut) and rejuvenation properties.

Pathway Rx has conducted both in vitro and in vivo pre-clinical studies in furtherance of its research and development of cannabis strains with medically beneficial properties. Such studies have involved the use of human cells, 3D tissues and animals and included palatability, tolerability and behavioral studies. To date, neither we nor Pathway Rx have submitted any potential drug candidates to any regulatory body for approval. If we submit drug candidates for approval to the applicable drug regulatory authorities, the approval process will be lengthy and may not be successful. See “Regulation—Regulatory Framework in Canada—Drug Approval Process” for more information.

Our Research Partnerships

To enhance and differentiate our medical cannabis (Heal) offerings, we are working to build industry-leading research capabilities. We are leveraging partnerships with leading research institutions to facilitate a research-informed approach to identify and develop cannabis strains for medicinal use.

University of Saskatchewan’s Cannabinoid Research Initiative of Saskatchewan

Together with the University of Saskatchewan and its CRIS research team, we are working towards acquiring all necessary approvals to initiate a global study on the use of cannabis by adults with dementia. CRIS is an interdisciplinary team that encompasses researchers from pharmacy and nutrition, medicine, veterinary science, agriculture, public health, law and public policy areas. It conducts research on the medical application of cannabinoids and cannabis derivatives in delivering health and clinical benefits to humans and animals.

University of Calgary’s Cumming School of Medicine and Hotchkiss Brain Institute

Effective June 1, 2018, we entered into a three-year memorandum of understanding to establish a collaborative research program with the University of Calgary. The collaborative research program will enable the development of research projects related to research and clinical testing of cannabis strains for medicinal purposes. This collaboration aligns with both Sundial’s and University of Calgary’s strategic research areas of brain and mental health, cancer and chronic diseases, including rheumatoid arthritis. The Cumming School of Medicine is a natural leader in health research, with a reputation for excellence and innovation in health care research and education and its Hotchkiss Brain Institute focuses on brain and mental health research.

University of Lethbridge Research Partnership and Mitacs Accelerate Program

We have partnered with a research team at the University of Lethbridge to fund a research project to genetically map the cultivation of over 100 cannabis strains. The Mitacs Accelerate Program, which is financially supported by the Government of Canada and the Province of Alberta, granted a $247,500 contribution to support the project. The grant, together with our contribution, will support the work of eight researchers at the University of Lethbridge who will characterize the various strains’ growth parameters, analyze cannabinoid and terpene, profiles and identify breeding lineage in order to select the most promising varieties for further analysis. Additional research on the most promising strains will examine their impact on inflammation, as well as study their potential anti-cancer properties.

PlantBiosis

We have an agreement with PlantBiosis, a company owned by our Chief Scientist Dr. Igor Kovalchuk, to breed cannabis strains with tailored medicinal properties. The agreement provides that PlantBiosis will, among other things, conduct genetic analysis on certain strains of cannabis, confirm strains that align with our product strategy and make recommendations for possible use of these strains and breeding better strains.

Competitive Conditions

Our primary competition in the Canadian adult-use market is from other licensed producers under the Cannabis Act, including existing licensed producers and new entrants who receive licences from Health Canada. We continue to expect new entrants to the industry to meet the demand for adult-use cannabis. We expect to compete with other licensed producers on the basis of factors such as quality, brand recognition, consumer trust and price. As such, we are steadfast in our approach of consistently delivering high-quality cannabis, which we believe will hold a competitive advantage.

Internationally, once we enter the CBD and medical cannabis markets, we expect to compete with a wide range of companies looking to address the same set of customers and patient motivations, including other cannabis producers, vitamin and supplement producers and pharmaceutical companies. We plan to work to develop key relationships with other industry players and regulators to become a recognized and trusted producer in these markets.

As the competitive landscape of the cannabis industry evolves, we will need to continue to evolve our business, which may require approvals from Health Canada and regulators in international markets and the investment of significant additional capital.

Employees

As of June 30, 2019, we employed 872 total employees, 652 of whom were full-time employees and 14 were engaged contractors located in Canada, comprised of 573 employees in facility operations and logistics roles, 73 employees in general, administrative and support roles, 20 employees in sales and marketing roles, and

206 employees located in the United Kingdom and employed by Bridge Farm. We pride ourselves on hiring talented individuals with a complementary mix of professional experience and industry knowledge. We believe in investing in each of our employees and devoting the necessary resources to ensure all employees are given the proper tools and resources to grow in their respective fields.

We also believe in cultivating a collaborative working environment wherein everyone is valued for their contribution to the team and rewarded for their accomplishments by, among other initiatives, granting our employees equity in our Company through our Harvest Club Plan.

We consider relations with our employees to be good and have never experienced a work stoppage. None of our employees are represented by a labor union or subject to a collective bargaining agreement.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business.

We have several legacy supply agreements or arrangements with other licensed cannabis producers, or LP Supply Agreements, a certain number of which provide obligations for us to deliver bulk cannabis for resale by such other producer under its own brand.

We have entered into a settlement agreement with another licensed cannabis producer in connection with our non-delivery of cannabis under an LP Supply Agreement. Under this settlement agreement, we have agreed to pay penalties in the amount of $1.7 million on or prior to December 31, 2019, for which we have recorded a reserve, and, upon the payment of such penalties, our obligations under such LP Supply Agreement will be terminated.

Although we do not have a supply agreement with the province of Quebec, we do have a license to sell cannabis to licensed producers, including those based in Quebec. We have received notice of a legal proceeding commenced against us in the province of Quebec by another licensed cannabis producer, which is based in Quebec, alleging breach of an LP Supply Agreement and have filed a statement of defence. We have recorded a reserve in the amount of $1.5 million in respect of this matter.

The outcome of any litigation is inherently uncertain. Unfavorable rulings, judgments or settlement terms could have a material adverse impact on our business and results of operations.

Corporate Information

Sundial Growers Inc. was incorporated under the ABCA on August 19, 2006. We have 13 direct and indirect subsidiaries, all of which are wholly-owned, and a 50% interest in Pathway Rx. The following chart illustrates our corporate structure following our acquisition of Bridge Farm, including details of the jurisdiction of formation of each subsidiary.

Our headquarters, principal executive and registered offices are located at #200, 919 – 11 Avenue SW, Calgary, Alberta, Canada T2R 1P3 and our telephone number is (403) 948-5227. Our website address is www.sundialcannabis.com. The information on or accessible through our website is not part of and is not incorporated by reference into this prospectus, and the inclusion of our website address in this prospectus is only for reference.

REGULATION

Regulatory Framework in Canada

Background to the Cannabis Act and Regulations

On December 13, 2016, the Task Force on Cannabis Legalization and Regulation, which was established by the Canadian federal government to seek input on the design of a new system to legalize, regulate and restrict access to cannabis, published its report outlining its recommendations. On April 13, 2017, the Canadian federal government released Bill C-45, An Act respecting cannabis and to amend the Controlled Drugs and Substances Act, the Criminal Code and other Acts, which proposed the enactment of the Cannabis Act to regulate the production, distribution and sale of cannabis for unqualified adult use.

On October 17, 2018, the Cannabis Act, together with its accompanying regulations, including the Cannabis Regulations and the IHR and, together with the Cannabis Regulations, the Regulations, came into force. The Regulations, among other things, outline the rules for the legal cultivation, processing, research, testing, distribution, sale, importation and exportation of cannabis and hemp in Canada, including the various classes of licences that can be granted, and set standards for cannabis products that became available for legal sale on October 17, 2018.

Pursuant to the regulatory framework, each province and territory in Canada is also permitted to adopt its own laws governing the distribution, sale and consumption of cannabis and cannabis accessory products within the province or territory. See “—Provincial and Territorial Regulatory Framework for Adult-Use Cannabis” below.

Given that the Cannabis Act and the Regulations were only recently enacted and are still developing, the impact of the regulatory framework on our business is uncertain. See “Risk Factors—Risks Related to Our Business and Our Industry—Cannabis for adult use only recently became legal in Canada. As a result, the industry and the regulations governing the industry are rapidly developing, and if they develop in ways that differ from our expectations, our business and results of operations may be adversely impacted”.

Adult-Use Cannabis

The Cannabis Act provides a licensing and permitting scheme for the cultivation, processing, research, testing, distribution, sale, importation and exportation of cannabis for non-medicinal use (i.e., adult use), to be implemented by regulations made under the Cannabis Act.

In particular, among other things, the Cannabis Act:

•	Restricts the amounts of cannabis that individuals can possess and distribute, and on public consumption and use, and prohibits the sale of cannabis unless authorized by the Cannabis Act.

•

Permits individuals who are 18 years of age or older to cultivate, propagate, and harvest up to and including four cannabis plants in their dwelling-house, propagated from a seed or plant material authorized by the Cannabis Act.

•

Restricts (but does not strictly prohibit) the promotion and display of cannabis, cannabis accessories and services related to cannabinoids to consumers, including restrictions on branding and a prohibition on false or misleading promotion and on sponsorships.

•	Permits the informational promotion of cannabis by entities licensed to produce, sell or distribute cannabis in specified circumstances to individuals 18 years and older.

•	Introduces packaging and labelling requirements for cannabis and cannabis accessories, and prohibits the sale of cannabis or cannabis accessories that could be appealing to young persons.

•	Provides the designated minister with the power to recall any cannabis or class of cannabis on reasonable grounds that such a recall is necessary to protect public health or public safety.

•	Permits the establishment of a national cannabis tracking system.

•	Provides powers to inspectors for the purpose of administering and enforcing the Cannabis Act and a system for administrative monetary penalties.

Cannabis for Medical Purposes

Effective October 17, 2018, the Cannabis Act and the Cannabis Regulations replaced the Controlled Drugs and Substances Act’s Access to Cannabis for Medical Purposes Regulation, or ACMPR, as the governing regulations in respect of the production, sale and distribution of medical cannabis and related oil products in Canada. Transitional provisions of the Cannabis Act provide that every licence to produce and sell cannabis issued under the ACMPR that was in force immediately before the day on which the Cannabis Act came into force was deemed to be a licence issued under the Cannabis Act, and that such licence will continue in force until it is revoked or expires.

The Cannabis Regulations set out the regime for medical cannabis following legalization, which is substantively the same as the ACMPR with adjustments to create consistency with rules for non-medical use, improve patient access, and reduce the risk of abuse within the medical access system. Patients who have the authorization of their healthcare provider continue to have access to cannabis under the Cannabis Act and Cannabis Regulations, either purchased directly from a federally licensed entity under the Cannabis Act and the Cannabis Regulations, or by registering to produce a limited amount of cannabis for their own medical purposes, or designating someone to produce cannabis for them in the manner prescribed.

Licences, Permits and Authorizations

The Cannabis Regulations establish six classes of licences:

•	licence for cultivation;

•	licence for processing;

•	licence for analytical testing;

•	licence for sale;

•	licence for research; and

•	a cannabis drug licence.

The Cannabis Regulations also create subclasses for cultivation licences (standard cultivation, micro-cultivation and nursery) and processing licences (standard processing and micro-processing). Different licences, and each sub-class therein, carry differing rules and requirements that are intended to be proportional to the public health and safety risks posed by each licence category and each sub-class. Producers holding production and sales licences under the ACMPR were transferred to similar licences under the Cannabis Act. Licences issued under the Cannabis Regulations have associated expiry dates and are subject to renewal requirements.

As of May 8, 2019, Health Canada will require new applicants for cannabis licences under the Cannabis Act to have a fully built site that meets all requirements of the Cannabis Regulations at the time of their application. Existing applicants will not be substantively reviewed until the facilities associated with a licence application are fully constructed and accepted by Health Canada as to have met all requirements of the Cannabis Regulations.

Security Clearances

Certain people associated with cannabis licencees, including individuals occupying “key positions”, such as directors, officers, individuals who exercise, or are in a position to exercise, direct control over the corporation licencee, and individuals identified by the Canadian Federal Minister of Health, or the Minister of Health, must hold a valid security clearance issued by the Minister of Health. Under the Cannabis Regulations, the Minister of Health may refuse to grant security clearances to individuals with associations to organized crime or with past convictions for, or an association with, drug trafficking, corruption or violent offences. Individuals who have histories of nonviolent, lower-risk criminal activity (for example, simple possession of cannabis, or small-scale cultivation of cannabis plants) are not precluded from participating in the legal cannabis industry. However, grant of security clearance to such individuals is at the discretion of the Minister of Health and such applications will be reviewed on a case-by-case basis.

Cannabis Tracking System

Under the Cannabis Act, the Minister of Health is authorized to establish and maintain a national cannabis tracking system. The purpose of this system is to track cannabis throughout the supply chain, to help prevent cannabis from being diverted to an illicit market or activity and to help prevent illicit cannabis from being a source of supply of cannabis in the legal market. Pursuant to the Ministry of Health’s Cannabis Tracking System Order, holders of a federal licence for cultivation, a licence for processing or a licence for sale for medical purposes that authorizes the possession of cannabis, must report monthly to the Minister of Health with specific information about their authorized activities with cannabis (e.g. cannabis inventory quantities), in the form and manner specified by the Minister of Health. The order also provides for monthly reporting by provincial bodies and provincially authorized private retailers of certain information in the form and manner specified by the Minister of Health.

Cannabis Products

The Cannabis Regulations set out the requirements for the sale of cannabis products at the retail level, including the THC content and serving size of cannabis products and cannabis products containing CBD. Currently, the Cannabis Act and the Cannabis Regulations permit the sale of only dried cannabis, cannabis oil, fresh cannabis, cannabis plants and cannabis plant seeds, each as defined in the Cannabis Act. At present, edibles (including food and beverages), cannabis extracts and cannabis topicals are not permitted for sale. The Canadian federal government has, however, published finalized amendments to the Cannabis Regulations and Schedules to the Cannabis Act, which are not yet in force, to permit the production and sale of cannabis edibles, extracts and topicals by holders of federal licences specific for these product classes. The Canadian federal government has announced that these new additional classes of cannabis will be authorized under the Cannabis Act on October 17, 2019 with legal sale of these additional classes of cannabis expected to commence in December 2019. Processing License holders are required to notify Health Canada at least 60 days before making a new product available for sale. Therefore, the earliest date that notified products in these new classes could be made available for sale to provincially or territorially authorized distributors is expected to be December 16, 2019.

Packaging, Labeling and Advertising

The Cannabis Regulations set out requirements pertaining to the packaging and labelling of cannabis products. These requirements are intended to promote informed consumer choice and allow for the safe handling and transportation of cannabis, while also reducing the appeal of cannabis to youth. The Cannabis Regulations require all cannabis products to be packaged in a manner that is tamper-proof and child-resistant.

Limits are also imposed on the use of colors, graphics, and other special characteristics of packaging. For example, all-over packaging wraps must be clear, and the interior surface and exterior surface of any container in which a cannabis product is packaged must be one uniform color. Cannabis package labels must include specific information, such as (i) product source information, including brand name, the class of cannabis and the name, phone number and email of the licensed processor or cultivator, (ii) mandatory warnings, including rotating health warning messages on Health Canada’s list of standard health warnings; (iii) the Health Canada standardized cannabis symbol; and (iv) information specifying THC and CBD content.

A cannabis product’s brand name may only be displayed once on the principal display panel or, if there are separate principal display panels for English and French, only once on each principal display panel. It can be in any font style and any size, so long as it is equal to or smaller than the health warning message. The font must not be in metallic or fluorescent color. In addition to the brand name, only one other brand element can be displayed. Such brand element must meet the same requirements as the brand name, noted above, and if an image, it must be in a size equal to or smaller than the surface area of the standardized cannabis symbol.

Promotion of cannabis is strictly regulated in Canada. For example, promotion is largely restricted to the place of sale and subject to prescribed conditions set out in the Cannabis Act and the Cannabis Regulations. Also, among other restrictions, the Cannabis Act prohibits testimonials and endorsements, lifestyle branding, depictions of a person, character or animal, whether real or fictional, and promotion that is appealing to young persons.

Health Products Containing Cannabis

Health Canada is taking a scientific, evidenced-based approach for the oversight of health products with cannabis that are approved with health claims, including prescription and non-prescription drugs. Under the current regulatory framework, these health products are subject to the Food and Drugs Act (Canada) and its regulations, in addition to the Cannabis Act and the Regulations. For many of these products, such as drugs, pre-market approval is required.

Drug Approval Process

Manufacturers of prescription drugs must receive authorization from Health Canada before prescription drugs may be sold. In order to obtain such authorization, a manufacturer must file a robust regulatory submission with evidence of safety, efficacy and quality of the proposed drug. As part of the approval process, Health Canada reviews the evidence submitted to ensure that the product complies with applicable safety, efficacy and quality requirements. Health Canada’s review of the evidence and a manufacturer’s response to Health Canada’s inquiries can take several years from the date that the manufacturer files its regulatory submission. A manufacturer is prohibited from marketing its product claiming to provide a health benefit, until Health Canada issues the authorization to the manufacturer for the product for the health benefit. There is no assurance that Health Canada will issue an authorization for a product. The typical regulatory process for prescription drug approval from pre-market to post-market in Canada, involves (1) pre-clinical studies, using for example, laboratory studies involving cell or tissue samples, or tests conducted on animals, to collect preliminary safety and efficacy data, (2) clinical trials on human subjects, which require authorization by Health Canada to collect further safety and efficacy data, (3) a drug submission with Health Canada, (4) drug submission review by Health Canada, (5) market authorization decision by Health Canada, and (6) post-market authorization public access to the drug product, subject to surveillance, inspection and investigation by Health Canada. In the United States, drug approval is regulated by the FDA and follows a similar process.

Import and Export Permits for Medical or Scientific Purposes

Pursuant to the Cannabis Act, import and export licences and permits will only be issued for medical or scientific purposes, or for industrial hemp. The Cannabis Regulations set out the process by which a licence holder may apply for an import or export permit for medical or scientific purposes. A permit must be obtained for each shipment of cannabis. An application for an import or export permit must contain specific information including the name and address of the holder, licence number and specifics of the particular shipment including the intended use of the cannabis and specific shipment details. The Cannabis Regulations contain reporting requirements in respect of the import and export of cannabis in reliance on a permit issued under the Cannabis Regulations.

Provincial and Territorial Regulatory Framework for Adult-Use Cannabis

Pursuant to the regulatory framework, each province and territory in Canada is also permitted to adopt its own laws governing the distribution, sale and consumption of adult-use cannabis and cannabis accessory products within the province or territory. As a result, provincial and territorial governments may choose to set lower maximum permitted quantities for individuals and higher age requirements. Currently each of the Canadian provincial and territorial jurisdictions has established a minimum age of 19 years old for the consumption of adult-use cannabis, except for Québec and Alberta, where the minimum age is 18.

Retail-distribution models vary nationwide from one province and territory to another. All Canadian provinces and territories have implemented or announced proposed mechanisms for the distribution and sale of cannabis for adult-use purposes within their jurisdictions. Quebec, New Brunswick, Nova Scotia and Prince Edward Island have adopted government-run models for retail and distribution. Ontario, British Columbia, Alberta, Manitoba and Newfoundland have adopted hybrid models, with some aspects, including stores, distribution and online retail being government-run, while allowing for private retail. Saskatchewan has announced a predominantly private retail system. Yukon, Northwest Territories and Nunavut have adopted a model that resembles their government-run liquor distribution model. As the laws continue to evolve, and the distribution models mature, there is no assurance that provincial and territorial legislation enacted for the purpose of regulating adult-use cannabis will continue to allow, or be conducive to, our business model. Differences in provincial and territorial regulatory frameworks could result in, among other things, increased compliance and supply costs.

Municipal and regional governments may also choose to impose additional requirements and regulations on the sale of adult-use cannabis, adding further uncertainty and risk to our business. Municipal by-laws may restrict the number of adult-use cannabis retail outlets that are permitted in a certain geographical area, or restrict the geographical locations wherein such retail outlets may be opened.

There is no assurance that if and when provincial, territorial, regional and municipal regulatory frameworks and distribution models are finalized, we will be able to navigate such regulatory frameworks and distribution models or conduct our intended business thereunder. See “Risk Factors—Risks Related to Our Business and Our Industry—Any failure on our part to comply with applicable regulations could prevent us from being able to carry on our business, and there may be additional costs associated with any such failure.”

Several of the provinces and territories have been actively working to secure, or have already secured, supply agreements from existing federally licensed cannabis producers. We have entered into supply agreements with the government-run distributors in the provinces of Alberta, British Columbia, Ontario and Manitoba, and are an approved supplier in the province of Saskatchewan.

Regulatory Framework in the United Kingdom

CBD Regulation—Overview

Cannabis, cannabis resin, cannabinol and other cannabinol derivatives (among others) are listed as Class B controlled drugs under Schedule 2, of the Misuse of Drugs Act 1971, or the MDA, based on a harms assessment. They are also listed under Schedule 1 to the Misuse of Drugs Regulations 2001, or the MDR, together with other chemical constituents such as the cannabinoid THC (defined below). As such, it is unlawful to cultivate, possess, supply, produce, import or export these controlled drugs except under licence. The Hemp (Third Country Imports) Regulations 2002 also require, except in specified circumstances, that hemp from non-EU countries be imported under a licence and, in the case of hemp seeds other than for sowing, under an authorization.

CBD is one of the main chemical compounds found in the cannabis plant, together with THC. CBD, as an isolated substance (i.e containing no THC) is not a controlled drug under the MDA/MDR. Unlike CBD, THC is the main ‘psychoactive’ component of cannabis and is a controlled drug.

A CBD product containing THC (in any amount), or any other controlled cannabinoid under the regulations can not be practically prescribed, administered or supplied to the public unless it is an ‘exempt product’ or a cannabis based product for medicinal use in humans, or CBPM. CBPMs are subject to further regulation and licencing given the medicinal purpose for which they are marketed and prescribed.

The U.K. Home Office (specifically, the Drugs & Firearms Licensing Unit, or DFLU) prescribes two separate licencing regimes relating to cannabis cultivation, according to whether the varieties are high THC (above 0.2% THC content) or low THC (below 0.2% THC content). A licence is required to cover both cultivation and possession.

The sale of CBD products (i.e the “finished products” following extraction and processing of CBD into products) is subject to additional regulations and licencing regimes – see below CBD Extraction for General Commercial Purposes and CBD Extraction for Medicinal Purposes for a more detailed discussion.

Low-THC Cultivation Licence (Industrial Hemp)

Cultivation of low-THC cannabis (known as industrial hemp) is permitted under licence in the United Kingdom. Under the MDA, where low-THC cannabis is grown for the commercial production of industrial hemp fiber or the pressing of seed for oil, only the non-controlled parts of the plant can be used i.e. seeds and fibre/mature stalk. The controlled parts of the plant (i.e the flowers and leaves, which produce higher concentrations of CBD) must be retted at the licensed location or otherwise lawfully disposed of after harvesting. There needs to be a defined commercial end use and the Home Office only issued licences for cultivation of plants from approved seed types with a THC content not exceeding 0.2%.

Prospective licensees must first register with the Home Office and submit an online application form known as a “MD 29 Application” which provides inter alia the following details: the field location numbers, hectarage details, farm map and seed type, THC content and confirmation of whether the respective seed is an EU-approved seed. Applicants must also undergo a check by the U.K. Disclosure and Barring Service, or DBS (formerly the Criminal Records Bureau) to be eligible for a licence and may be subject to a compliance visit. The licence must be issued before a grower can commence cultivation. It may contain conditions and restrictions, such as where the crop may be grown, and is typically issued for a term of three growing seasons.

High-THC Cultivation Licence

Cultivation of high-THC cannabis (where the THC content exceeds 0.2%) is also permitted under licence in the U.K. These licences may be issued by the Home Office to cultivate, produce and supply high THC for research purposes and to enable the lawful extraction of controlled cannabinoids.

Extraction of a higher concentration of CBD (which is an uncontrolled drug in its pure form) often requires use of the controlled parts of a cannabis plant (i.e flowers and leaves). Where a proposal of this nature is made, it would be considered by the Home Office within the remit of their high-THC cultivation licensing policy.

Controlled Drugs Licence

Companies wishing to possess, supply, produce/manufacture, import or export ‘controlled drugs’ can only lawfully do so under a Controlled Drugs Licence issued by the Home Office.

Applications for a controlled drug licence are submitted online and prospective licensees are advised that it can take up to 16 weeks for the Home Office to review and ensure that various security and record- keeping requirements have been met. Where an enhanced DBS check has been obtained within the last three years for all persons named on the application, such checks do not need to be repeated. The DFLU may also conduct site visits, where needed. The term of the licence is typically one year from the date of issuance and is not renewable.

CBD Extraction for General Commercial (Retail) Purposes

CBD products such as CBD oil are becoming increasingly prevalent in the U.K. retail market. Where a CBD product contains a controlled drug (in any quantity) such as THC, the product needs to satisfy the requirements for an ‘exempt product’ under the MDR to be lawfully available to the public.

In general, an exempt product is a product containing a controlled drug that is: (a) not designed to be administered to a human being or animal, (b) not packaged in such a way that it can be recovered by readily applicable means, and (c) does not contain more than 1 mg (per container) of the controlled drug. All three limbs are required to be established, including significant testing by an independent and licensing U.K. company and the provision of comprehensive and independently verifiable research and information. Notably, the 0.2% THC threshold for the cultivation of industrial hemp does not apply to CBD finished products, Rather, only 1 mg of THC (per container) is permissible in any given product that is placed on the U.K. market.

CBD Extraction for Medicinal Purposes (Medical Cannabis)

CBPMs are preparations or products that are: (a) or contain cannabis or other cannabinol derivatives, (b) produced for medicinal use in humans, and (c) a medicinal product, substance or preparation for use as an ingredient in a medicinal product. A CBD preparation or product containing controlled cannabinoids (e.g. THC) which meets the three limbs of this definition may be a CBPM.

Companies wishing to possess, supply and or import/export CBPMs will require a controlled drug licence in addition to a high-THC cannabis cultivation licence if they are involved in production/manufacturing, which are both issued by the Home Office, unless an exemption applies to that licensing requirement.

In addition, the regulation of CBPMs in the U.K. is undertaken by the Medicines and Healthcare Products Regulatory Agency, or MHRA. The MHRA is responsible for ensuring all medicines and medical devices in the U.K. are safe and of an appropriate in accordance with the Human Medicines Regulations 2012 (SI 2012/1916) , or HMR. Under the HMR, CBPMs must be manufactured and assembled in accordance with the specifications of a doctor listed on the General Medical Council Specialist Register and must meet a ‘special’ clinical need of the individual patient.

The manufacturer or assembler of a CBPM must also hold a Manufacturer’s “Specials” Licence granted by the Licencing Authority (specifically, the UK Ministers designated under the HMR). The manufacturing and/or assembly site and its operations will be inspected for compliance with the European Union’s ‘good manufacturing practice’ and the conditions of the licence. These require that the manufacture or assembly is carried out under the supervision of appropriately qualified staff, including a named quality controller and production manager, who are acceptable to the Licensing Authority. Licence applications are submitted online to the MHRA and take approximately 90 business days to process.

CBD Sales and “Novel Food” Status

In the United Kingdom, the sale of CBD products falls under the regulatory purview of the U.K. Food Standards Agency, or the FSA. The FSA, in turn, follows the guidance and regulations set by the European Union, specifically the European Food Standards Agency, the EFSA, and the European Commission, or the EC, respectively.

In November 2015, the European Parliament and the Council of the European Union adopted a new regulation on novel food, Regulation (EU) 2015/2283, or the Novel Food Regulation, with the intent of making the novel food authorization process more efficient while ensuring high standards of food safety for consumers. The Novel Food Regulation came into force on January 1, 2018.

The Novel Food Regulation provides that a food is “novel” if it has not been used for human consumption to a significant degree within the European Union before May 15, 1997. The regulations further provide that a food stuff will be authorized only if it can be demonstrated that the product is safe, properly labeled so as to not mislead consumers and is not nutritionally disadvantageous.

On January 15, 2019, the EC updated the European Union’s Novel Foods Catalogue, specifically, the entries relating to cannabis sativa and cannabinoids, to include other cannabinoids extracts used in food and food supplements and hemp-derived products in food.

While the Novel Foods Catalogue is non-exhaustive and carries no legal effect, it is frequently updated and amended with input from Member States and is used as reference by authorities in EU countries to aid enforcement of the Novel Food Regulation.

A novel food can only be sold in the European Union once it has successfully gone through the authorization process (involving a safety risk assessment) and an implementing act is published authorizing the addition of the novel food to the Novel Foods Catalogue. This process can take up to 18 months from receipt of the initial application. As of the date of this prospectus, there was one application pending to authorize CBD food supplements in the European Union for adults with a daily intake of up to 130mg. This application was made by Cannabis Pharma s.r.o, a company from the Czech Republic and is based on publicly available safety and toxicology information and toxicity reviews. A final opinion from the EFSA was expected in March of 2019, but has not yet been provided. If approved, the EC must draft an implementing act authorizing the use of the product within seven months. Any other company that can meet the conditions of use stated in the authorization of the approved product would be able to market CBD food supplements in the European Union.

In March 2019, the Novel Foods Commission met in Brussels to discuss the EC’s classification of CBD as a “novel food”. Various industry groups presented at this meeting and lobbied for a reversal of the decision. As a result, the EFSA is reviewing its original decision to classify CBD as a novel food. A decision is expected “imminently” but there has been no further clarification on this timing. Neither the EFSA nor the FSA have released official guidance in this regard.

To date, the FSA has stated that it accepts the clarification from the European Union that CBD extracts are considered novel foods and that it is working towards the development of a regulatory framework.

Accordingly, the regulatory position for CBD in both the European Union and the United Kingdom remains unclear as of the date of this prospectus. See “Risk Factors—Risks related to Our Business and Our Industry—The United Kingdom’s impending departure from the European Union could adversely affect our ability to execute on our plans for the Bridge Farm facilities”.

It is expected that Brexit will not affect the novel foods status of CBD as under the United Kingdom’s proposed Withdrawal Act, the Novel Food Regulations will be adopted as U.K. law.

MANAGEMENT

The following table sets forth certain information regarding our directors and executive officers as of the date of this prospectus. The terms of office of each of our directors expires on the date of the next annual meeting of our shareholders. The business address for our directors and executive officers is c/o Sundial Growers Inc., #200, 919 – 11 Avenue SW, Calgary, Alberta, Canada T2R 1P3.

Name, Province or State and Country of Residence	Age	Position/Title
Edward Hellard British Columbia, Canada	64	Executive Chairman and Director

Torsten Kuenzlen Alberta, Canada	52	Chief Executive Officer and Director(2)

James Keough Alberta, Canada	55	Chief Financial Officer

Geoff Thompson Alberta, Canada	60	President

Brian Harriman Alberta, Canada	42	Chief Operating Officer

Andrew Stordeur Alberta, Canada	40	President – Canada

David Ball Lincolnshire, United Kingdom	34	Chief Operating Officer—European Operations

Ryan Hellard British Columbia, Canada	31	Chief Marketing and Product Officer

Charlotte Collett Alberta, Canada	44	Chief People Officer

Greg Mills(1) Ontario, Canada	57	Non-Executive Chairman and Director(2)

Gregory Turnbull(1) Alberta, Canada	64	Director

(1)

Independent director for the purposes of National Instrument 58-101 – Disclosure of Corporate Governance Practices, or NI 58-101, of the Canadian Securities Administrators and the Nasdaq Stock Market Rules, or the Nasdaq Rules. See “—Corporate Governance—Director Independence”.

(2)	Subject to an undertaking to resign if unable to obtain security clearance as required by the Cannabis Regulations and Health Canada.

Biographical Information Regarding Our Directors and Executive Officers

Edward Hellard – Executive Chairman and Director

Mr. Hellard was named Executive Chairman and joined the board of directors in January 2018. Mr. Hellard has founded various companies. In 1996, he founded Critical Mass, a digital marketing agency based in Calgary, Alberta. From 2009 to 2010, Mr. Hellard was Managing Partner and co-owner of the Calgary Stampeders Football Club. In 2012, he founded AppColony, a mobile software creator, where he continues to work today as Managing Partner. Mr. Hellard holds a bachelor’s degree in education from the University of Calgary. Mr. Hellard is the father of our Chief Marketing and Product Officer.

Torsten Kuenzlen – Chief Executive Officer

Mr. Kuenzlen joined Sundial as Chief Executive Officer in January 2018. Mr. Kuenzlen worked for over 20 years for Coca-Cola (1994 to 2011) and Molson Coors (2011 to 2016). Prior to joining Sundial, Mr. Kuenzlen spent a year and a half as the Chief Executive Officer of Tough Turtle Turf. Prior to that role, he was Global Chief Commercial Officer reporting to the Chief Executive Officer at Molson Coors. Mr. Kuenzlen is a Reserve Officer of the German Air Force and holds a European Business Management degree from Fachhochschule Rheinland-Pfalz in Germany.

James Keough – Chief Financial Officer

Mr. Keough joined Sundial as Chief Financial Officer in May 2018. Mr. Keough began his career with KPMG and Ernst & Young in Canada and Europe. Prior to joining Sundial, he was a sole practitioner as a Chartered Accountant, or CA, for two and a half years. Prior to that role, he served for 20 years as Chief Financial Officer of a diversified private company with operations in energy, real estate and hospitality. Mr. Keough holds a Bachelor of Commerce degree from the University of Calgary. He holds chartered public accountant, or CPA, CA, and CPA (USA) designations.

Geoff Thompson – President

Mr. Thompson provided consulting services to Sundial since August 2016, officially joined us in September 2017 and was named President in April 2018. Mr. Thompson has been an executive at seven companies, including start-ups and established businesses in the technology, telecommunications and construction industries. His experience prior to joining Sundial includes serving as President of Vintri Technologies, Cardel Homes, Axia NetMedia, Control-F1 Corporation, EFA Software Services and Boardwalk Management Consulting.

Brian Harriman – Chief Operating Officer

Mr. Harriman joined Sundial as Chief Operating Officer in April 2019. He comes to Sundial from Alcool NB Liquor and CannabisNB, where he served as President and Chief Executive Officer dating back to February 2014. Prior to joining Alcool NB Liquor and CannabisNB, Mr. Harriman worked in progressively senior roles at Diageo and Molson Coors over a 12 year period, culminating with him serving as Vice President of Sales Canada at Diageo. Mr. Harriman holds a Bachelor of Commerce degree from Mount Allison University.

Andrew Stordeur – President – Canada

Mr. Stordeur joined the Company as Chief Commercial Officer in March 2018 and became President – Canada in May 2019. From August 2011 to March 2018, Mr. Stordeur held increasingly senior sales-related positions, including Chief Sales and Customer Officer, at Molson Coors, and has also spent time at Mars Canada. Mr. Stordeur completed a Bachelor of Arts degree (sociology) at the University of Calgary and a Master of Business Administration degree at Queen’s University.

David Ball – Chief Operating Officer—European Operations

Mr. Ball joined the Company as President – Europe in July 2019. From August 2007 and until joining Sundial, Mr. Ball was the Chief Executive Officer of Bridge Farm Group. Mr. Ball completed a Bachelor of Science degree at the University of Sheffield in the United Kingdom.

Ryan Hellard – Chief Marketing and Product Officer

Mr. Hellard joined the Company as the Chief Marketing and Product Officer in March 2018. From 2012 and until joining Sundial, he held increasingly senior roles, including as President, at AppColony, an agency that develops marketing strategies and digital solutions for Canadian companies. Mr. Hellard completed a Bachelor of Commerce degree at the University of Calgary. Mr. Hellard is the son of our Executive Chairman.

Charlotte Collett – Chief People Officer

Ms. Collett joined the Company as Chief People Officer in June 2018. Most recently, she was Principal Consultant at her company, Charlotte Collett Consulting. Prior to that, she was VP Human Resources at Tervita Corporation. Ms. Collett completed a Business Commerce degree at the University of Calgary. She is a Chartered Professional in Human Resources, or CPHR, and is a standing member of the CPHR of Alberta.

Greg Mills – Non-Executive Chairman and Director

Mr. Mills joined our board of directors in June 2019. Mr. Mills has 34 years of experience in capital markets, including 20 years with RBC Dominion Securities Inc. Mr. Mills has extensive leadership experience, having served as managing director of RBC Capital Markets’ Global Equities division and on RBC Capital Markets’ Spending and Global Risk committees. Mr. Mills is currently a director of RISE Life Sciences Corp. and was previously a director of RBC USA Holdco Corporation.

Gregory Turnbull – Director

Mr. Turnbull joined our board of directors in October 2018. Mr. Turnbull is a partner in the Calgary office of McCarthy Tétrault LLP. He has worked as a lawyer since 1980, having held a variety of roles with firms including Gowlings LLP, Donahue LLP and MacKimmie Matthews. In addition to being a director of the Company, Mr. Turnbull is a director of Storm Resources, Target Capital, and 420 Investments. Throughout his career, Mr. Turnbull has served as an officer or director of many other public and private companies. He is a member of the Law Society of Alberta, the Canadian Bar Association and the Calgary Bar Association. He holds a Bachelor of Arts degree (with honors) from Queen’s University and a Bachelor of Law degree from the University of Toronto. He has also previously been chair of the Calgary Zoo.

Ownership Interest

Immediately following completion of the offering, our directors and executive officers, as a group, are expected to beneficially own, control or direct, directly or indirectly,              shares, representing approximately     % of our issued and outstanding common shares (on a non-diluted basis).

Penalties or Sanctions

None of the directors or executive officers of the Company, and to the best of its knowledge, no shareholder holding a sufficient number of securities to materially affect the control of the Company, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Individual Bankruptcies

None of the directors or executive officers of the Company, and to the best of its knowledge, no shareholder holding a sufficient number of securities to materially affect the control of the Company, has, within the 10 years prior to the date of this prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Corporate Cease Trade Orders and Bankruptcies

Except as detailed below, none of our directors or executive officers, and to the best of our knowledge, no shareholder holding a sufficient number of securities to materially affect the control of the Company is, as at the date of this prospectus, or has been within the 10 years before the date of this prospectus, (a) a director, chief executive officer or chief financial officer of any company that was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, or (c) a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. For the purposes of this paragraph, “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days.

Mr. Keough served as Vice President, Finance and Chief Financial Officer of Bumper Development Corporation Ltd., or Bumper, until December 31, 2015. On February 16, 2016, the Court of Queen’s Bench of Alberta granted an order appointing Alvarez & Marsal Canada Inc. as a receiver and manager of Bumper and Bumper Development Corporation (a wholly-owned subsidiary of Bumper).

Mr. Gregory Turnbull was a director of Action Energy Inc., or Action Energy, a corporation engaged in the exploration, development and production of oil and gas in Western Canada. Action Energy was placed into receivership on October 28, 2009 by its major creditor and Mr. Turnbull resigned as a director immediately thereafter. In addition, Mr. Turnbull was a director of Sonde Resources Corp., or Sonde, a Canada-based diversified global energy company, which filed for bankruptcy on February 2, 2015. Mr. Turnbull resigned as a director of Sonde prior to that, on March 27, 2014. Mr. Turnbull was also elected a director of Canadian Superior Energy Inc., or Superior Energy, on September 9, 2009. At the time of his election, Superior Energy was in protection against bankruptcy. The order was made under section 11 of the Canada Creditors Arrangement Act, or CCAA, on March 5, 2009, and on September 15, 2009, Superior Energy emerged from protection under CCAA. Lastly, Mr. Turnbull was a director of Porto Energy Corp., or Porto Energy, and resigned on May 30, 2014 following the decision by Porto Energy’s directors and management to wind down Porto Energy’s operations due to capital constraints. Porto Energy has subsequently become subject to cease trade orders for failure to file periodic disclosure (interim financial filings) and such cease-trade orders remain in effect.

Conflicts of Interest

Other than as described elsewhere in this prospectus, there are no material interests, direct or indirect, of any of our directors or executive officers, any shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 10% of the aggregate votes attached to the common shares, or any associate or affiliate of any of the foregoing persons, in any transaction within the three years before the date hereof that has materially affected or is reasonably expected to materially affect us or any of our subsidiaries. See “Certain Relationships and Related Party Transactions”.

Foreign Private Issuer Status

The Nasdaq Rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq. The application of such exceptions requires that we disclose any significant ways in which our corporate governance practices differ from the Nasdaq Rules that we do not follow. When our shares are listed on the Nasdaq, we intend to continue to follow Canadian corporate governance practices in lieu of the requirement under Rule 5620(c) of the Nasdaq Rules that a company’s bylaws provide for a quorum for any meeting of the holders of the company’s common shares that is not less than 33 1/3% of the outstanding common shares of the company. Our amended by-laws will provide that a quorum of shareholders is constituted by the holders of at least 25% of the shares entitled to vote at the meeting, present in person or represented by proxy, and at least two persons entitled to vote at the meeting, present in person or represented by proxy.

Corporate Governance

Except as stated above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on the Nasdaq. We may in the future decide to use other foreign private issuer exemptions with respect to some of the other Nasdaq listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on the Nasdaq, may provide less protection than is accorded to investors under the Nasdaq Rules applicable to U.S. domestic issuers.

The Canadian securities regulatory authorities have issued corporate governance guidelines pursuant to National Policy 58-201—Corporate Governance Guidelines, or the Corporate Governance Guidelines, together with certain related disclosure requirements pursuant to NI 58-101. The Corporate Governance Guidelines are recommended as “best practices” for issuers to follow. We recognize that good corporate governance plays an important role in our overall success and in enhancing shareholder value and, accordingly, we have adopted, or in connection with the closing of this offering will adopt, certain corporate governance policies and practices which reflect our consideration of the recommended Corporate Governance Guidelines.

The disclosure set out below includes disclosure required by NI 58-101 describing our approach to corporate governance in relation to the Corporate Governance Guidelines.

Composition of our Board of Directors

Under our amended articles of incorporation that will be in place at the closing of this offering, our board of directors is to consist of a minimum of one and a maximum of 15 directors as determined from time to time by the directors. As of the closing of this offering, our board of directors will be comprised of four directors, and under the ABCA, as a reporting issuer, we must have no fewer than three directors. Under the ABCA, a director may be removed with or without cause by a resolution passed by a majority of the votes cast by shareholders present in person or by proxy at a meeting and who are entitled to vote. The directors are appointed at the annual general meeting of shareholders and the term of office for each of the directors will expire at the time of our next annual shareholders meeting. Our amended articles of incorporation will provide that, between annual general meetings of our shareholders, the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of directors who held office at the expiration of the last meeting of our shareholders. Under the ABCA, at least one quarter of our directors must be resident Canadians as defined in the ABCA.

Majority Voting Policy

We will adopt a “Majority Voting Policy” to the effect that a nominee for election as a director of the Company who does not receive a greater number of votes “for” than votes “withheld” with respect to the election of directors by shareholders will be expected to offer to tender his or her resignation to the chairman of our board of directors promptly following the meeting of shareholders at which the director was elected. The nominating and corporate governance committee will consider such offer and make a recommendation to our board of directors about whether to accept it or not. Our board of directors will promptly accept the resignation unless it determines, in consultation with the nominating and corporate governance committee, that there are exceptional circumstances that should delay the acceptance of the resignation or justify rejecting it. Our board of directors will make its decision and announce it in a press release within 90 days following the meeting of shareholders. A director who tenders a resignation pursuant to our Majority Voting Policy will not participate in any meeting of our board of directors or the nominating and corporate governance committee at which the resignation is considered. Our majority voting policy will not apply for contested meetings at which the number of directors nominated for election is greater than the number of seats available on the board.

Director Term Limits and Other Mechanisms of Board Renewal

Our board of directors has not adopted director term limits or other automatic mechanisms of board renewal. Rather than adopting formal term limits, mandatory age-related retirement policies and other mechanisms of board renewal, the nominating and corporate governance committee of our board of directors will develop a skills and competencies matrix for our board of directors as a whole and for individual directors. The nominating and corporate governance committee will also conduct a process for the assessment of our board of directors, each committee and each director regarding his or her effectiveness and contribution, and will report evaluation results to our board of directors on a regular basis.

Director Independence

Under the Nasdaq Rules, independent directors must comprise a majority of a listed company’s board of directors within a specified period after the closing of this offering. For purposes of the Nasdaq Rules, an independent director means a person other than an executive officer or employee of the company who, in the opinion of the board of directors, has no relationship with the company that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Under NI 58-101, a director is considered to be independent if he or she is independent within the meaning of Section 1.4 of National Instrument 52-110—Audit Committees. Section 1.4 of NI 52-110 generally provides that a director is independent if he or she has no direct or indirect relationship with the issuer which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of the director’s independent judgment.

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that Messrs. Mills and Turnbull, representing two of the four members of our board of directors, are “independent” as that term is defined under the Nasdaq Rules and NI 58-101. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director. Mr. Edward Hellard is not independent by reason of the fact that he is our Executive Chairman.

Certain members of our board of directors are also members of the boards of other public companies. See “—Biographical Information Regarding Our Directors and Executive Officers”. Our board of directors has not adopted a director interlock policy, but is keeping informed of other public directorships held by its members.

Mandate of the Board of Directors

Our board of directors is responsible for supervising the management of our business and affairs, including providing guidance and strategic oversight to management. Our board will adopt a formal mandate that will include the following:

•	appointing our Chief Executive Officer;

•

developing the corporate goals and objectives that our Chief Executive Officer is responsible for meeting and reviewing the performance of our Chief Executive Officer against such corporate goals and objectives;

•

taking steps to satisfy itself as to the integrity of our Chief Executive Officer and other executive officers and that our Chief Executive Officer and other executive officers create a culture of integrity throughout the organization;

•	reviewing and approving our code of conduct and reviewing and monitoring compliance with the code of conduct and our enterprise risk management processes;

•	reviewing and approving management’s strategic and business plans and our financial objectives, plans and actions, including significant capital allocations and expenditures; and

•	reviewing and approving material transactions not in the ordinary course of business.

Meetings of Independent Directors

Our board of directors will hold regularly-scheduled quarterly meetings as well as ad hoc meetings from time to time. The independent members of our board of directors will also meet, as required, without the non-independent directors and members of management before or after each regularly scheduled board meeting.

A director who has a material interest in a matter before our board of directors or any committee on which he or she serves is required to disclose such interest as soon as the director becomes aware of it. In situations where a director has a material interest in a matter to be considered by our board of directors or any committee on which he or she serves, such director may be required to absent himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Directors will also be required to comply with the relevant provisions of the ABCA regarding conflicts of interest.

Position Descriptions

Prior to the closing of this offering, our board of directors will adopt written terms of reference for the chairman which will set out his or her key responsibilities, including duties relating to determining the frequency, dates and locations of meetings and setting board of directors meeting agendas, chairing board of directors and shareholder meetings and carrying out any other or special assignments or any functions as may be requested by our board of directors or management, as appropriate.

Prior to the closing of this offering, our board of directors will also adopt written terms of reference for each of the committee chairs which will set out each of the committee chair’s key responsibilities, including duties relating to determining the frequency, dates and locations of meetings and setting committee meeting agendas, chairing committee meetings, reporting to our board of directors and carrying out any other special assignments or any functions as may be requested by our board of directors.

In addition, prior to the closing of this offering, our board of directors, in conjunction with our Chief Executive Officer, will develop and implement a written position description for the role of our Chief Executive Officer.

Orientation and Continuing Education

Following the closing of this offering, we will implement an orientation program for new directors under which a new director will meet separately with the chairman of our board of directors, members of the senior executive team and the secretary.

The Nominating and Corporate Governance Committee will be responsible for coordinating orientation and continuing director development programs relating to the committee’s mandate. The chairman of our board of directors will be responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of our directors and to ensure that their knowledge and understanding of our business remains current.

Code of Conduct

We will adopt a code of conduct applicable to all of our directors, officers and employees, including our Chief Executive Officer and Chief Financial Officer, which is a “code of ethics” as defined in section 406(c) of SOX and which is a “code” under NI 58-101. The code of conduct will set out our fundamental values and standards of behavior that are expected from our directors, officers and employees with respect to all aspects of our business. The objective of the code of conduct will be to provide guidelines for maintaining our integrity, reputation and honesty with a goal of honoring others’ trust in us at all times as well as to deter wrongdoing and promote (i) honest and ethical behavior and fair dealing by our dirctors, officers, employees, consultants and contractors, (ii) full, fair, accurate, timely and understandable disclosure in filings with the SEC and other public communications, (iii) compliance with applicable governmental rules and regulations, and (iv) accountability for adherence to the code of conduct and prompt reporting of its violations.

Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of the code of conduct will be posted on our website at www.sundialcannabis.com. The information on or accessible through our website is not part of and is not incorporated by reference into this prospectus, and the inclusion of our website address in this prospectus is only for reference. If we make any amendment to the code of conduct or grant any waiver therefrom, whether explicit or implicit, to a director or executive officer, we will disclose the nature of such amendment or waiver on our website to the extent required by, and in accordance with, the rules and regulations of the SEC and the Canadian securities regulatory authorities.

Monitoring Compliance with the Code of Conduct

Our nominating and corporate governance committee will be responsible for reviewing and evaluating the code of conduct at least annually and will recommend any necessary or appropriate changes to our board of directors for consideration. The nominating and corporate governance committee will assist our board of directors with the monitoring of compliance with the code of conduct, and will be responsible for considering any waivers therefrom (other than waivers applicable to members of the nominating and corporate governance committee, which shall be considered by the audit committee, or waivers applicable to our directors or executive officers, which shall be subject to review by our board of directors as a whole).

Requirement for Directors and Officers to Disclose Interest in a Contract or Transaction

In accordance with the ABCA, each director and officer must disclose the nature and extent of any interest that he or she has in a material contract or material transaction whether made or proposed with us, if the director or officer is a party to the contract or transaction, is a director or an officer or an individual acting in a similar capacity of a party to the contract or transaction, or has a material interest in a party to the contract or transaction. Subject to certain limited exceptions under the ABCA, no director may vote on a resolution to approve a material contract or material transaction which is subject to such disclosure requirement.

Benefits upon Termination of Employment

The service contracts with our directors do not provide for any benefits upon termination of employment, other than a “tail” directors and officers insurance policy.

Complaint Reporting

In order to foster a climate of openness and honesty in which any concern or complaint pertaining to a suspected violation of the law, our code of conduct or any of our policies, or any unethical or questionable act or behavior, our code of conduct will require that our employees promptly report the violation or suspected violation. In order to ensure that violations or suspected violations can be reported without fear of retaliation, harassment or an adverse employment consequence, we will adopt a whistleblowing policy which will contain procedures that are aimed to facilitate confidential, anonymous submissions of complaints by our directors, officers, employees and others.

Diversity

We believe that having a diverse board of directors can offer a breadth and depth of perspectives that enhance the board’s performance. We value diversity of abilities, experience, perspective, education, gender, background, race and national origin. Recommendations concerning director nominees will be based on merit and past performance, as well as expected contribution to the board’s performance and, accordingly, diversity will be taken into consideration. We do not currently have any female directors.

We similarly believe that having a diverse and inclusive organization overall is beneficial to our success, and we are committed to diversity and inclusion at all levels of our organization to ensure that we attract, retain and promote the brightest and most talented individuals. We have recruited and selected senior management candidates that represent a diversity of business understanding, personal attributes, abilities and experience. Currently, one out of eight of our executive officers is a woman.

We do not currently have a formal policy for the representation of women on the board of directors or senior management of the company. We already take gender and other diversity representation into consideration as part of our overall recruitment and selection process. We have not adopted targets for gender or other diversity representation, in part due to the need to consider a balance of criteria for each individual appointment. We do not believe that quotas or strict rules set out in a formal policy would result in improved identification or selection of the best candidates. Quotas based on specific criteria would limit our ability to ensure that the overall composition of the board of directors and senior management meets the needs of our organization and our shareholders.

We anticipate that the composition of the board of directors will in the future be shaped by the selection criteria to be established by the nominating and corporate governance committee. This will be achieved through developing an evergreen list of potential candidates for anticipated board vacancies who fit the committee’s list of evolving selection criteria, ensuring that diversity considerations are taken into account in senior management, monitoring the level of female representation on the board and in senior management positions, continuing to broaden recruiting efforts to attract and interview qualified female candidates, and committing to retention and training to ensure that our most talented employees are promoted from within our organization, all as part of our overall recruitment and selection process to fill board or senior management positions as the need arises.

Committees of the Board of Directors

Upon completion of this offering we will have an audit committee, a compensation committee and a nominating and corporate governance committee, with each committee having a written charter.

Audit Committee

Our audit committee is comprised of                      and                     , and chaired by                     . Our board of directors has determined that each of                     ,                      and                      meets the independence requirements for directors, including the heightened independence standards for members of the audit committee under Rule 10A-3 under the Exchange Act and NI 52-110. Our board of directors has determined that                      is “financially sophisticated” within the meaning of the Nasdaq Rules, “financially literate” within the meaning of NI 52-110, and a “financial expert” as defined by Rule 10A-3 under the Exchange Act. For a description of the education and experience of each member of the audit committee, see “— Biographical Information Regarding Our Directors and Executive Officers”.

Our board of directors will establish a written charter setting forth the purpose, composition, authority and responsibility of the audit committee, consistent with the rules of the Nasdaq, the SEC and NI 52-110 and our audit committee will review the charter annually. The principal purpose of our audit committee is to oversee the accounting and financial reporting processes and audits of the Company and to assist our board of directors in discharging its oversight of:

•	the quality and integrity of our financial statements and related information;

•	the independence, qualifications, appointment and performance of our external auditor;

•	our disclosure controls and procedures, internal control over financial reporting and management’s responsibility for assessing and reporting on the effectiveness of such controls;

•	our compliance with applicable legal and regulatory requirements; and

•	our enterprise risk management processes.

Our audit committee will be directly responsible for the appointment, retention and compensation of external auditors and for considering their independence and any potential conflicts of interest. Our audit committee will have access to all of our books, records, facilities and personnel and will be able to request any information about us as it may deem appropriate. It will also have the authority in its sole discretion and at our expense, to retain and set the compensation of outside legal, accounting or other advisors as necessary to assist in the performance of its duties and responsibilities.

Our audit committee will also review our policies and procedures for reviewing and approving or ratifying related-party transactions, and will be responsible for reviewing and approving or ratifying all related-party transactions.

Pre-Approval Procedures for Non-Audit Services

The audit committee will also be responsible for the pre-approval of all non-audit services to be provided to us by our auditor. At least annually, the audit committee will review and confirm the independence of the auditor, including by obtaining statements from our independent auditor describing all relationships or services that may affect their independence and objectivity, and the committee will take appropriate actions to oversee our auditor.

Principal Accountant’s Fees

Aggregate fees billed by KPMG, our independent auditor, and MNP, our previous independent auditor, in the fiscal years ended December 31, 2018 and February 28, 2018 were approximately $66,875 and $171,448, respectively, as detailed below.

	Fees billed for the fiscal year ended
Service Retained	December 31, 2018	February 28, 2018
Audit fees(1)	$66,875	$100,928
Audit-related fees(2)	$—	$—
Tax fees(3)	$—	$10,233
All other fees	$—	$60,287

(1)	“Audit fees” include fees necessary to perform the annual audit or reviews of the consolidated financial statements.
(2)

“Audit-related fees” include fees for assurance and related services by our independent auditor that are reasonably related to the performance of the audit or review of our financial statements other than those included in “Audit Fees”.

(3)	“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax advice and tax planning.

Compensation Committee

Our compensation committee will be comprised of                      and                     , and will be chaired by                     . Under SEC and the Nasdaq Rules, there are heightened independence standards for members of the compensation committee. Our board of directors has determined that each of                     ,                     , and                      meet this heightened standard and are also independent for purposes of NI 58-101. For a description of the background and experience of each member of our compensation committee, see “—Biographical Information Regarding Our Directors and Executive Officers”.

Our board of directors will establish a written charter setting forth the purpose, composition, authority and responsibility of the compensation committee consistent with the rules of the Nasdaq, the SEC and the guidance of the Canadian securities regulatory authorities and our compensation committee will review the charter annually. The compensation committee’s purpose will be to assist the board in its oversight of executive compensation, management development and succession, director compensation and executive compensation disclosure. The principal responsibilities and duties of the compensation committee will include:

•	reviewing at least annually our executive compensation plans;

•

in the absence of the Chief Executive Officer, evaluating at least once a year our Chief Executive Officer’s performance in light of the goals and objectives established by our board of directors and, based on such evaluation, providing recommendations to our board of directors regarding the Chief Executive Officer’s annual compensation;

•

reviewing on an annual basis the evaluation process and compensation structure for our executive officers and, in consultation with our Chief Executive Officer, reviewing the performance of the other executive officers in order to make recommendations to our board of directors with respect to the compensation for such officers; and

•

reviewing and, if appropriate, recommending to our board of directors the approval of any adoption, amendment and termination of our incentive and equity-based incentive compensation plans (and the aggregate number of shares to be reserved for issuance thereunder), and overseeing their administration and discharging any duties imposed on the compensation committee by any of those plans.

Further particulars of the process by which compensation for our executive officers is and will be determined are provided under the heading “Executive Compensation”.

Our compensation committee will also have the authority in its sole discretion and at our expense, to appoint, compensate and oversee any compensation consultant, legal counsel or other adviser, upon taking into consideration various factors which could impact such consultant’s, counsel’s or adviser’s independence.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will be comprised of                      and                 , each of whom is independent for purposes of NI 58-101 and the Nasdaq Rules. The nominating and corporate governance committee will be chaired by                 .

Our board of directors will establish a written charter setting forth the purpose, composition, authority and responsibility of our nominating and corporate governance committee. The nominating and corporate governance committee’s purpose will be to assist our board of directors in:

•	identifying individuals qualified to become members of our board of directors;

•

selecting, or recommending that our board of directors select, director nominees for the next annual meeting of shareholders and determining the composition of our board of directors and its committees;

•

developing and overseeing a process to assess our board of directors, the chairman of the board of directors, the committees of the board of directors, the chairs of the committees, individual directors and management; and

•	developing and implementing our corporate governance guidelines.

In identifying new candidates for our board of directors, the nominating and corporate governance committee will consider what competencies and skills our board of directors, as a whole, should possess and assess what competencies and skills each existing director possesses, considering our board of directors as a group, and the personality and other qualities of each director, as these may ultimately determine the boardroom dynamic.

It will be the responsibility of the nominating and corporate governance committee to regularly evaluate the overall efficiency of our board of directors and our chairman and all board committees and their chairs. As part of its mandate, the nominating and corporate governance committee will conduct the process for the assessment of our board of directors, each committee and each director regarding his, her or its effectiveness and contribution, and report evaluation results to our board of directors on a regular basis.

EXECUTIVE COMPENSATION

Introduction

The following discussion describes the significant elements of the compensation program for the named executive officers, or NEOs, of the Company. This discussion also reflects certain contemplated changes to our compensation program that would be implemented in connection with, and contingent upon, the completion of this offering. The anticipated NEOs for the year ending December 31, 2019, or Fiscal 2019, are:

•	Torsten Kuenzlen, Chief Executive Officer and Director;

•	James Keough, Chief Financial Officer;

•	Edward Hellard, Executive Chairman and Director;

•	Andrew Stordeur, President – Canada; and

•	Brian Harriman, Chief Operating Officer.

Compensation Discussion and Analysis

Overview

In order to succeed in the highly competitive and evolving market in which we operate, we need to attract, retain and motivate a highly talented executive team. Our executive compensation program is designed to achieve the following objectives:

•	provide compensation opportunities in order to attract and retain talented, high-performing and experienced executive officers, whose knowledge, skills and performance are critical to our success;

•	motivate our executive team to achieve our strategic business and financial objectives;

•	align the interests of our executive officers with those of our shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of our business; and

•	provide incentives that encourage appropriate levels of risk-taking by our executive team.

We currently offer our executive officers cash compensation in the form of base salary and a discretionary annual cash bonus. Historically, we offered long-term incentive compensation in the form of simple and performance warrants. Following completion of this offering, we intend to implement an annual short-term cash incentive plan for our executive officers, including our NEOs, that will reward participants for the achievement of pre-established corporate, team and individual goals and objectives. From time to time, our board of directors may also grant discretionary cash bonuses to our executives to reward them for exemplary performance. Long-term annual incentives may consist of stock options, performance share units, or PSUs and/or restricted share units, or RSUs.

Our compensation philosophy is to motivate our employees to participate directly in the value that their efforts create for shareholders because our employees are also shareholders. We believe that equity-based compensation awards motivate our executive officers to achieve our strategic business and financial objectives, and also align their interests with the long-term interests of our shareholders.

As we transition from being a privately held company to a publicly traded company, and as this industry continues to evolve, we will continue to evaluate our compensation philosophy and compensation program on an ongoing basis to ensure that we are providing competitive compensation opportunities for our executive team. As part of the annual compensation review process, we expect to be guided by the philosophy and objectives outlined above, as well as other factors which may become relevant.

Compensation-Setting Process

Following completion of this offering, our compensation committee will be responsible for assisting our board of directors in fulfilling its governance and supervisory responsibilities, and overseeing our human resources, succession planning and compensation policies, processes and practices. Our compensation committee will also be responsible for ensuring that our compensation policies and practices provide an appropriate balance of risk and reward consistent with our risk profile. For more information, see “Management—Committees of the Board of Directors—Compensation Committee”. It is anticipated that our CEO will make recommendations to the compensation committee each year with respect to the compensation for the other NEOs.

The compensation committee will meet at least annually to review the compensation program and make recommendations to the board of directors for any proposed changes. As part of this review, the committee may engage an independent compensation consultant to evaluate the Company’s executive compensation program against market practice.

Risk and Executive Compensation

In reviewing our compensation policies and practices each year, the compensation committee will seek to ensure the executive compensation program provides an appropriate balance of risk and reward consistent with the risk profile of the Company. The compensation committee will also seek to ensure that our compensation practices do not encourage excessive risk-taking behavior by the executive team. The key risk-mitigating practices that we intend to incorporate into our compensation structure at this stage of our development are discussed below.

Share Ownership Guidelines

All of our executive officers, including our NEOs, will be expected to maintain a significant equity investment in the Company to align their interests with those of our shareholders, and mitigate against the likelihood of undue risk-taking. We intend to adopt executive share ownership guidelines, described under the heading “—Executive Share Ownership Guidelines” below, which will establish minimum equity ownership levels for our executive officers based on a multiple of their base salary and their level of seniority.

Trading Restrictions

We expect that all of our executive officers, including our NEOs, directors and employees will be subject to our corporate disclosure policy, which we intend to adopt in connection with this offering and which will prohibit trading in our securities while in possession of material undisclosed information about the Company. We also intend to adopt an anti-hedging policy that prohibits a full range of transactions, including short-selling, options, puts and calls, as well as derivatives such as swaps, forwards and futures, prior to shareholding requirements being met. Shareholdings in excess of the Company-mandated requirement may be exempt from this policy. Furthermore, we intend to permit our executive officers, including our NEOs, to trade in the Company’s securities, including the exercise of option-based awards, only during prescribed trading windows. We may consider implementing an automatic securities disposition program to aid in the liquidation of common shares held by executives and employees based on pre-arranged sales conditions. Trading parameters and other instructions would be set out in a written plan document, which would contain meaningful restrictions on the ability of the executive officer to vary, suspend or terminate the plan. This will ensure that the executive officers cannot profit from material undisclosed information through a decision to vary, suspend or terminate the plan.

Clawback Policies

We intend to adopt a clawback policy relating to annual bonuses and long-term incentive awards granted to executive officers, including our NEOs, that may be triggered if an executive officer engages in misconduct that results in the need to restate our financial statements. It is anticipated that the clawback policy will also provide that a clawback may be triggered if an executive officer commits a material breach of the Company’s code of conduct or engages in fraud, theft or other serious misconduct. We anticipate that amounts that may be recouped under our clawback policy will include all of the incentive payments received over a specified period preceding the event triggering the clawback.

Annual Compensation Components

Following the completion of this offering, the annual compensation of our executive officers is expected to include three major elements: (i) base salary; (ii) short-term incentives, primarily pursuant to the short-term annual cash incentive plan; and (iii) long-term equity incentives that may consist of stock options, RSUs and/or PSUs granted from time to time. Perquisites and benefits are not expected to be a significant element of compensation of our executive officers.

Base Salary

Base salary is provided as a fixed source of compensation for our executive officers. Base salaries are determined on an individual basis, taking into account the scope of the executive officer’s role, responsibilities, expertise and prior experience. Base salaries for our executive officers, including our NEOs, are expected to be reviewed annually by the board of directors and may be adjusted based on the executive officer’s success in meeting or exceeding individual objectives, as well as to maintain market competitiveness. In addition, base salaries can be adjusted by the board of directors throughout the year to reflect promotions or other changes in the scope or breadth of an executive officer’s role or responsibilities.

Short-Term Annual Cash Incentive

We intend to establish a short-term annual cash incentive plan following the completion of this offering. The short-term annual cash incentive plan would be designed to reward the achievement of pre-determined corporate, team and personal goals and objectives over the ensuing year, with the intention of aligning compensation with corporate strategies. Annual incentive targets under the plan may be set as a percentage of the relevant executive officer’s base salary and payout of the annual cash incentive (if any) will likely be linked to the achievement of corporate, team and personal performance. In order to further increase alignment with shareholders, executives and employees may also have the ability to elect to receive short-term cash incentive payments in the form of RSUs.

Long-Term Equity Incentives

Stock Option Plan

Upon the completion of this offering, we intend to establish the Sundial Growers Inc. Stock Option Plan, or the Stock Option Plan. The Stock Option Plan will provide eligible participants with compensation opportunities that will support the achievement of the Company’s performance objectives, align the interests of eligible participants with those of the Company’s shareholders, and attract, retain and motivate eligible participants critical to the long term success of the Company and its subsidiaries. The material features of the Stock Option Plan are summarized below.

Administration and Eligibility

The Stock Option Plan will be administered by our board of directors, provided that the board of directors may, in its discretion, delegate its administrative powers under the Stock Option Plan to the compensation committee. Employees, officers, directors and consultants of the Company and its subsidiaries will be eligible to participate in the Stock Option Plan.

Common Shares Subject to the Stock Option Plan and Participation Limits

The maximum number of common shares that will be available for issuance under the Stock Option Plan is 10% of the issued and outstanding common shares from time to time. Common shares underlying stock options that have been exercised or disposed of or that have expired or terminated for any reason will become available for subsequent issuance under the Stock Option Plan. Upon completion of the offering, we expect that there will be                  stock options available for issuance under the Stock Option Plan.

Pursuant to the terms of the Stock Option Plan, (i) no more than 10% of the outstanding common shares may be issuable at any time under the Stock Option Plan alone or when combined with all other security-based compensation arrangements of the Company established on or following the completion of this offering; and (ii) no more than 5% of the outstanding common shares may be issued under the Stock Option Plan alone or when combined with all other security-based compensation arrangements of the Company established on or following the completion of this offering to any one participant.

Stock Options

The exercise price for stock options will be determined by our board of directors as of the date of grant, which may not be less than the fair market value of a common share (being the closing price of a common share on the trading day immediately preceding the applicable day) on the date the Option is granted. The board of directors will determine when an option will become vested and may determine that the option will become vested in installments and may make vesting of the option conditional on the achievement of performance targets. The board of directors may also, in its discretion, at any time, permit the exercise of any or all stock options, provided that the board of directors will not, in any case, authorize the exercise of an option at any time after its expiry date.

Stock options must be exercised within a period fixed by our board of directors that may not exceed 10 years from the date of grant, provided that if the expiry date falls during a blackout period, the expiry date will be automatically extended until 10 business days after the end of the blackout period. The Stock Option Plan will also provide for earlier expiration of stock options upon the occurrence of certain events, including the termination of a participant’s employment or services.

Vested stock options can be exercised by payment in full of the applicable exercise price in cash or by certified check, bank draft or money order payable to the Company or by such other means as might be specified from time to time by the board of directors. Additionally, in order to facilitate the payment of the exercise price of the stock options, the Stock Option Plan will have a cashless exercise feature. Pursuant to the cashless exercise feature, a participant may elect to receive: (i) an amount in cash equal to the cash proceeds realized upon the sale of the common shares underlying the stock options by a securities dealer in the capital markets, minus the aggregate exercise price, any applicable withholding taxes and any transfer costs charged by the securities dealer; (ii) an aggregate number of common shares that is equal to the number of common shares underlying the unexercised stock options, minus the number of common shares sold by a securities dealer in the capital markets as required to realize cash proceeds equal to the aggregate exercise price, any applicable withholding taxes and any transfer costs charged by the securities dealer; or (iii) a combination of (i) and (ii).

Termination of Employment or Services

Unless otherwise determined by our board of directors, in the event of a termination of a participant’s employment or service for any reason, all outstanding stock options granted to the participant under the Stock Option Plan that are unvested on the cessation date will be forfeited. All outstanding stock options that are vested as of the cessation date will be exercisable as follows, after which time such vested stock options will automatically terminate: (i) if the participant ceases to be an employee, director or consultant by reason of death, his or her stock options must be exercised by his or her designated legal representative within 12 months of the date of death; (ii) if the participant ceases to be an employee, director or consultant by reason of termination without cause (as defined in the Stock Option Plan) (including termination of a consulting agreement by the Company other than for breach), retirement or disability of an employee, or resignation of a director, his or her stock options must be exercised within 90 days of the cessation date; and (iii) if the participant ceases to be an employee, director or consultant by reason of termination for cause, resignation by an employee, voluntary termination by a consultant or breach of a consulting agreement, his or her stock options will automatically terminate on the cessation date and may no longer be exercised. In no event may stock options be exercised later than the applicable expiry date of the stock options, after which time all remaining stock options will terminate.

Change of Control

In the event of a change of control, the surviving, successor or acquiring entity will assume any outstanding stock options or substitute similar stock options for the outstanding stock options. If the surviving, successor or acquiring entity does not assume any outstanding stock options or substitute similar stock options for the outstanding stock options, or if the board of directors otherwise determines in its discretion, the Stock Option Plan will be terminated effective immediately prior to the change of control and all stock options will be deemed to be vested and, unless otherwise exercised, forfeited or cancelled prior to the termination of the Stock Option Plan, will expire immediately prior to the termination of the Stock Option Plan.

In the event of a change of control, the board of directors may provide for the treatment of each outstanding option, which may include, without limitation, one or more of the following: (i) making such other changes to the terms of the stock options as it considers fair and appropriate in the circumstances, provided such changes are not adverse to the participants; (ii) otherwise modifying the terms of the stock options to assist the participants to tender into a takeover bid or other arrangement leading to a change of control, and thereafter; and (iii) terminating, conditionally or otherwise, the stock options not exercised following successful completion of such change of control.

Adjustments

In the event of any stock dividend, stock split, combination or exchange of shares, merger, amalgamation, arrangement, consolidation, reclassification, spin-off or other distribution (other than normal cash dividends) of the Company’s assets to shareholders, or any other change in the capital of the Company affecting common shares, the board of directors will make such proportionate adjustments, if any, as the board of directors in its discretion deems appropriate to reflect such change (for the purpose of preserving the value of the stock options), with respect to: (i) the number or kind of shares or other securities reserved for issuance pursuant to the Stock Option Plan; (ii) the number or kind of shares or other securities subject to any outstanding stock options; and (iii) the exercise price of any outstanding stock options; provided, however, that no adjustment will obligate the Company to issue or sell fractional securities.

Amendment or Termination

Our board of directors may amend or suspend any provision of the Stock Option Plan or any option, or terminate the Stock Option Plan, at any time without shareholder approval, subject to applicable law and the rules, regulations and policies of any stock exchange on which the common shares are listed, if any, that require the approval of shareholders or any governmental or regulatory body. However, except as set forth in the Stock Option Plan or as required pursuant to applicable law, no action of the board of directors or shareholders may materially adversely alter or impair the rights of a participant under any option previously granted to the participant without his or her consent.

Our board of directors may make certain amendments to the Stock Option Plan or to any option outstanding thereunder without seeking shareholder approval, including but not limited to housekeeping amendments, amendments to comply with applicable law or stock exchange rules, amendments necessary for stock options to qualify for favorable treatment under applicable tax laws, amendments to the vesting provisions of the Stock Option Plan or any option, amendments to include or modify a cashless exercise feature, amendments to the termination or early termination provisions of the Stock Option Plan or any option, and amendments necessary to suspend or terminate the Stock Option Plan. Only the following types of amendments will not be able to be made without obtaining shareholder approval:

•	increasing the number of common shares reserved for issuance under the Stock Option Plan;

•	increasing the length of the period after a blackout period during which stock options may be exercised;

•	any amendment that would result in the exercise price for any option being lower than the fair market value on the applicable date of grant;

•

permitting the introduction or reintroduction of non-employee directors as eligible recipients of stock options on a discretionary basis or any amendment that increases the limits previously imposed on non-employee director participation;

•

reducing the exercise price of an option or allowing for the cancellation and reissuance of an option, which would be considered a repricing under the rules of any stock exchange on which the common shares are listed, except, in each case, pursuant to a change of control or other adjustment pursuant to a corporate transaction involving a change in the capital of the Company;

•	extending the expiry date of an option, except for an automatic extension of an option that expires during a blackout period;

•	permitting awards to be transferred or assigned other than for normal estate settlement purposes;

•	amending the amendment provision under the Stock Option Plan; and

•	amendments required to be approved by shareholders under applicable law or the rules, regulations and policies of any stock exchange on which the common shares are listed.

Assignment

Except as required by law or in the event of death of the participant, the rights of a participant under the Stock Option Plan will not be transferable or assignable.

As of the date hereof, the Company does not expect the board of directors to grant any stock options in connection with the completion of the offering.

Restricted and Performance Share Unit Plan

Upon the completion of this offering, we intend to establish the Sundial Growers Inc. Restricted and Performance Share Unit Plan, or the Restricted and Performance Share Unit Plan. The Restricted and Performance Share Unit Plan will provide eligible participants with compensation opportunities that will support the achievement of the Company’s performance objectives, align the interests of eligible participants with those of the Company’s shareholders, and attract, retain and motivate eligible participants critical to the long term success of the Company and its subsidiaries. The material features of the Restricted and Performance Share Unit Plan are summarized below.

Administration and Eligibility

The Restricted and Performance Share Unit Plan will be administered by our board of directors, provided that the board of directors may, in its discretion, delegate its administrative powers under the Restricted and Performance Share Unit Plan to the compensation committee. Employees, including officers, and consultants of the Company and its subsidiaries will be eligible to participate in the Restricted and Performance Share Unit Plan.

Common Shares Subject to the Restricted and Performance Share Unit Plan and Participation Limits

The maximum number of common shares that will be available for issuance under the Restricted and Performance Share Unit Plan is 8% of the issued and outstanding common shares from time to time. Common shares underlying RSUs and PSUs, referred to together as share units, that have been settled or disposed of or that have expired or terminated for any reason will become available for subsequent issuance under the Restricted and Performance Share Unit Plan. Upon completion of the offering, we expect that there will be              share units available for issuance under the Restricted and Performance Share Unit Plan.

Pursuant to the terms of the Restricted and Performance Share Unit Plan: (i) no more than 10% of the outstanding common shares may be issuable at any time under the Restricted and Performance Share Unit Plan alone or when combined with all other security-based compensation arrangements of the Company established on or following the completion of this offering; and (ii) no more than 5% of the outstanding common shares may be issued under the Restricted and Performance Share Unit Plan alone or when combined with all other security-based compensation arrangements of the Company established on or following the completion of this offering to any one participant.

Share Units

The board of directors will have the discretion to grant RSUs and PSUs under the Restricted and Performance Share Unit Plan. Additionally, subject to the approval of the board of directors, a non-U.S. participant may elect to defer their bonus compensation to be received under the Company’s short-term incentive plan in the form of RSUs.

An RSU or PSU is a right granted to a participant to receive a common share or a cash payment equal to the fair market value thereof that generally becomes vested, if at all: (i) for RSUs, following a period of continuous employment or service; and (ii) for PSUs, subject to the attainment of performance vesting conditions and the satisfaction of such other conditions to vesting, if any, as may be determined by our board of directors, which may include financial or operational performance of the Company, total shareholder return or individual performance criteria, measured over a performance period.

The board of directors may also, in its discretion, accelerate the vesting of any or all RSUs or PSUs and related dividend share units held by a participant in the manner and on the terms authorized by the board of directors, and in the case of PSUs, having regard to the level of achievement of the applicable performance vesting conditions prior to the applicable vesting date.

When dividends (other than stock dividends) are paid on common shares, dividend share units will be credited to a participant’s share unit account on the dividend payment date. The number of dividend share units to be credited will be determined by multiplying the aggregate number of share units held by the participant on the relevant record date by the amount of the dividend paid by the Company on each common share, and dividing the result by the fair market value on the dividend payment date, rounded down to the nearest whole share unit. Dividend share units credited to a participant will be subject to the same vesting conditions applicable to the related RSUs or PSUs.

As soon as practicable following the vesting date of a share unit, and for U.S. participants, prior to March 15th of the year following the year in which the vesting date occurs, the Company will redeem all of a participant’s vested share units by, as determined in the discretion of the Company: (i) issuing from treasury a number of common shares that is equal to the number of vested share units held by the participant on the settlement date; (ii) delivering to the participant an amount in cash (net of applicable withholding taxes) equal to the number of vested share units held by the participant on the settlement date multiplied by the fair market value of a common share on the settlement date; (iii) delivering to the participant a whole number of common shares purchased on the open market that is equal to the number of vested share units held by the participant on the settlement date; or (iv) a combination of (i), (ii) and (iii).

Termination of Employment or Services

Unless otherwise determined by our board of directors, the following rights apply in the event of a termination of a participant’s employment or service under the Restricted and Performance Share Unit Plan.

All RSUs that are granted pursuant to the deferral of a participant’s bonus compensation and all related dividend share units, will fully vest on the participant’s cessation date, regardless of the reason for termination of the participant’s employment.

In the event a participant’s employment is terminated for cause (as defined in the Restricted and Performance Share Unit Plan) or the participant resigns for any reason (other than retirement), all share units held by the participant on the cessation date will automatically terminate.

In the event of a participant’s death, all unvested share units held by the participant on the cessation date will automatically terminate, and any vested share units will be settled as soon as practicable following the cessation date.

In the event a participant’s employment is terminated due to a disability, the participant’s retirement or a termination without cause, a portion of the participant’s unvested RSUs and related dividend share units will vest on the cessation date. The percentage that will vest will be determined by a fraction, the numerator of which is the number of days that have elapsed from the grant date up to and including the cessation date, and the denominator of which is the number of days from the grant date up to and including the original vesting date, and will be settled as soon as practicable following the cessation date. All other unvested RSUs and related dividend share units held by the participant will automatically terminate on the cessation date.

In the event a participant’s employment is terminated due to a disability, the participant’s retirement or a termination without cause: (i) a portion of the participant’s unvested PSUs and related dividend share units (based on the number of days that have elapsed from the grant date up to and including the cessation date) will continue to be held by the participant and will vest at the same time and based on the achievement of the applicable performance vesting conditions as if the participant had remained employed or in service until the original vesting date, at which time all vested PSUs and related dividend share units will be settled; and (ii) all other PSUs and related dividend share units will terminate on the cessation date. All outstanding PSUs and related dividend share units that fail to vest on the vesting date will automatically terminate on the vesting date.

For participants who are consultants, if a participant’s consulting agreement or arrangement is terminated voluntarily by the consultant or by a participating company for breach by the consultant of the consulting agreement or arrangement, which includes a termination for cause, all share units held by the consultant on the cessation date will automatically terminate. If a consultant’s consulting agreement or arrangement terminates by reason of death of the consultant or by a participating company for any reason whatsoever other than for breach of the consulting agreement or arrangement by the consultant, all unvested share units held by the consultant on the cessation date will automatically terminate and any vested share units will be settled as soon as practicable following the cessation date.

Change of Control

In the event of a change of control, the surviving, successor or acquiring entity will assume any outstanding share units or substitute similar share units for the outstanding share units. If the surviving, successor or acquiring entity does not assume any outstanding share units or substitute similar share units for the outstanding share units, or if the board of directors otherwise determines in its discretion, the Restricted and Performance Share Unit Plan will be terminated effective immediately prior to the change of control and all RSUs (and related dividend share units) and a specified number of PSUs (and related dividend share units) will be deemed to be vested and, unless otherwise settled, forfeited or cancelled prior to the termination of the plan, will be settled immediately prior to the termination of the Restricted and Performance Share Unit Plan. The number of PSUs which will be deemed to be vested will be determined by our board of directors, in its discretion, having regard to the level of achievement of the performance vesting conditions prior to the change of control.

In the event of a change of control, the board of directors may provide for the treatment of each outstanding share unit, which may include, without limitation, one or more of the following: (i) making such other changes to the terms of the share units as it considers fair and appropriate in the circumstances, provided such changes are not adverse to the participants; (ii) otherwise modifying the terms of the share units to assist the participants to tender into a takeover bid or other arrangement leading to a change of control, and thereafter; and (iii) terminating, conditionally or otherwise, the share units not settled following successful completion of such change of control.

Adjustments

In the event of an adjustment pursuant to a corporate transaction involving a change in the capital of the Company, the board of directors will make such proportionate adjustments, if any, as the board of directors in its discretion deems appropriate to reflect such change (for the purpose of preserving the value of the share units), with respect to: (i) the number or kind of shares or other securities reserved for issuance pursuant to the Restricted and Performance Share Unit Plan; (ii) the number or kind of shares or other securities subject to any outstanding share units; (iii) the number of share units in the participants’ share unit account; and (iv) the vesting of PSUs; provided, however, that no adjustment will obligate the Company to issue or sell fractional securities.

Amendment or Termination

Our board of directors may amend or suspend any provision of the Restricted and Performance Share Unit Plan or any share unit, or terminate the Restricted and Performance Share Unit Plan, at any time without shareholder approval, subject to applicable law and the rules, regulations and policies of any stock exchange on which the common shares are listed, if any, that require the approval of shareholders or any governmental or regulatory body. However, except as set forth in the Restricted and Performance Share Unit Plan or as required pursuant to applicable law, no action of the board of directors or shareholders may materially adversely alter or impair the rights of a participant under any share unit previously granted to the participant without his or her consent.

Our board of directors may make certain amendments to the Restricted and Performance Share Unit Plan or to any share unit outstanding thereunder without seeking shareholder approval, including but not limited to housekeeping amendments, amendments to comply with applicable law or stock exchange rules, amendments necessary for share units to qualify for favorable treatment under applicable tax laws, amendments to the vesting provisions of the plan or any share unit, amendments to the termination or early termination provisions of the Restricted and Performance Share Unit Plan or any share unit, and amendments necessary to suspend or terminate the plan. Only the following types of amendments will not be able to be made without obtaining shareholder approval:

•	increasing the number of common shares reserved for issuance under the Restricted and Performance Share Unit Plan;

•

permitting the introduction or reintroduction of non-employee directors as eligible recipients of share units on a discretionary basis or any amendment that increases the limits previously imposed on non-employee director participation;

•	permitting awards to be transferred or assigned other than for normal estate settlement purposes;

•	amending the amendment provision under the Restricted and Performance Share Unit Plan; and

•	amendments required to be approved by shareholders under applicable law or the rules, regulations and policies of any stock exchange on which the common shares are listed.

Assignment

Except as required by law or in the event of death of the participant, the rights of a participant under the Restricted and Performance Share Unit Plan will not be transferable or assignable.

As of the date hereof, the Company does not expect the board of directors to grant any RSUs or PSUs in connection with the completion of the offering.

Legacy Warrant Grants

The Company has historically awarded equity compensation to certain of our employees, including our executive officers, in the form of warrants. Warrants entitle the holder to subscribe for and purchase fully paid and non-assessable common shares. It is anticipated that no additional warrants will be granted following completion of the offering, but warrants previously granted will remain outstanding in accordance with their current terms and conditions.

As of December 31, 2018, there were 3,831,166 simple warrants and 4,434,264 performance warrants outstanding, together representing approximately 19.3% of the issued and outstanding common shares as of that date, of which 1,358,332 simple warrants, and 1,277,931 performance warrants, were vested and exercisable. Vested warrants may be exercised by the holder by completing an exercise form and delivering it and the exercise price (and any applicable withholdings and deductions) to the Company.

The Company has awarded both simple warrants and performance warrants. Provided the holder remains employed with the Company as at the applicable vesting date, simple warrants generally vest over a period of three to seven years from the date of grant and performance warrants generally vest upon the achievement of specified performance targets. The board of directors may accelerate the vesting of the warrants in its sole discretion immediately prior to a change of control or an initial public offering and in certain cases, the simple warrants will vest automatically upon completion of an initial public offering. Warrants are non-transferable without the consent of the board of directors.

Warrants generally cease to vest and expire as of a holder’s cessation of employment or service if it is in connection with a termination by the Company for cause (as defined in the applicable award agreement), the resignation of the holder, a material breach of a consulting contract or the resignation or removal of the holder as a director. In the event of a holder’s death or disability, the warrants held by such holder generally expire at the earlier of (i) their stated expiry date, and (ii) the day that is one year after the holder’s cessation date. In the event of a termination for any other reason, the warrants held by such holder will generally expire at the earlier of (i) their stated expiry date, and (ii) the day that is 60 days after the holder’s cessation date. Some holders are entitled to accelerated vesting of their warrants in connection with a termination of their employment by the Company without cause. Additionally, if a transaction that would reasonably likely to result in a change of control has been proposed to the board of directors and is actively being pursued by the Company at a holder’s the cessation date, on which the holder ceases to be a director of, or to be employed by or under a contract as a consultant with us, by reason of termination without cause, then the board of directors may determine that some or all of such holder’s warrants will conditionally vest in order to allow the holder to participate in the change of control.

In connection with the completion of the offering,              outstanding warrants will accelerate and vest in accordance with their terms.

Benefit Plans

We provide our executive officers, including our NEOs, with life, medical, dental and vision insurance programs on the same basis as other employees, or an allowance to purchase individual benefit and insurance coverage. We offer these benefits consistent with local market practice.

Perquisites

Other than as outlined below, we generally do not offer significant perquisites as part of our compensation program.

Both our Chief Executive Officer and Executive Chairman receive living allowances pursuant to their employment agreements. Our Chief Operating Officer is eligible to receive a one-time allowance associated with his relocation to Calgary, Alberta, as well as annual contributions to his personal registered retirement savings plan.

Executive Share Ownership Guidelines

We intend to adopt executive share ownership guidelines to further align the interests of our executive officers with those of our shareholders. The ownership guidelines will establish minimum equity ownership levels for executive officers based on a multiple of their base salary and their level of seniority. Executive officers will be expected to meet the prescribed ownership levels within five years of the later of the completion of the offering and the date of their appointment to an executive position.

The following table shows the expected ownership guideline for the executive officers:

Level	Base Salary Multiple
Chief Executive Officer	3x
Other Executive Officers	2x

Termination and Change of Control Benefits

For a summary of the termination and change of control benefits provided under the terms of the outstanding warrants, the proposed Stock Option Plan and the proposed Restricted and Performance Share Unit Plan, please refer to “—Annual Compensation Components—Long-Term Equity Incentives” above. For a summary of the termination and change of control benefits provided under our NEOs’ employment agreements, please refer to the “—Employment Agreements” section below.

Summary Compensation Table

The following table sets out information concerning the expected Fiscal 2019 compensation to be earned by, paid to, or awarded to our NEOs:

Name and Principal Position	Year	Salary(1)		Share- Based Awards	Option- Based Awards(2)	Annual Incentive Plans(3)	All Other Compensation(4)		Total Compensation
Torsten Kuenzlen Chief Executive Officer	2019	$358,125		—	$6,747,347	—	$881,731	(5)	$7,987,203

James Keough Chief Financial Officer	2019	$191,667		—	$1,605,287	$50,000	—		$1,846,954

Edward Hellard Executive Chairman	2019	$283,088	(6)	—	$5,514,098	$283,088	$312,020	(7)	$6,392,293

Andrew Stordeur President – Canada	2019	$254,167		—	$1,258,715	$50,000	$446,143	(8)	$2,009,025

Brian Harriman Chief Operating Officer	2019	$255,769	(9)	—	$1,099,318	$105,000	$129,500	(10)	$1,589,587

Notes:

(1)	Represents the base salary expected to be paid in Fiscal 2019.
(2)

Reflects the grant date fair value of warrants that were granted in Fiscal 2019 (determined in accordance with the Black-Scholes valuation model, assuming a risk free rate of 1.875% and an expected volatility of 106%).

(3)	Amounts reflect annual target bonus for each NEO; actual amounts will depend on performance for Fiscal 2019 and may be higher or lower than these amounts.
(4)

None of our NEOs, other than Messrs. Kuenzlen, Hellard and Harriman, are entitled to perquisites or other personal benefits which, in aggregate, are worth over $50,000 or over 10% of their base salary.

(5)	Represents a monthly living allowance and a performance bonus for 2019.
(6)

Mr. Hellard commenced employment as the Company’s Executive Chairman on April 1, 2019. Mr. Hellard’s compensation is earned and paid to him in Euros. The amount included in the summary compensation table is in Canadian dollars, which was calculated using the Bank of Canada’s closing exchange rate on May 31, 2019 (€1:$1.5098).

(7)	Represents a monthly living allowance and reimbursement for an annual medical examination.
(8)	Represents a signing bonus.
(9)	Mr. Harriman commenced employment as the Company’s Chief Operating Officer on April 8, 2019
(10)	Represents reimbursement of relocation expenses and contributions to the executive’s personal registered retirement savings plan.

The aggregate of compensation and benefits in kind accrued or paid to our then serving executive officers in the calendar year ended December 31, 2018 for services in all capacities was $4.5 million.

Employment Agreements

The Company has entered into employment agreements with each of our NEOs. The material terms of the employment agreements are discussed below.

Torsten Kuenzlen, Chief Executive Officer

Mr. Kuenzlen’s employment agreement is for a three-year fixed term commencing as of April 1, 2019 (subject to extension or earlier termination). In addition to an annual bonus of up to 100% of his base salary based on the Company’s performance, Mr. Kuenzlen will be paid a one-time 2019 bonus of $769,231 (less applicable deductions and remittances). Additionally, a portion of his outstanding and unvested simple warrants and all of the performance warrants granted to Mr. Kuenzlen pursuant to his employment agreement will vest on the completion of the offering.

The Company may terminate Mr. Kuenzlen at any time without cause (as defined in his employment agreement) and the Company will be required to provide him with his accrued but unpaid annual base salary, pay for accrued and unused vacation and business expenses up to the cessation date, or the Accrued Obligations, plus (i) a termination notice of one year (which may be provided as pay in the form of base salary in lieu of notice), and (ii) a lump sum payment in lieu of benefits equivalent to 3% of his annual base salary. Additionally, subject to the terms of the applicable equity plan and of any applicable agreement, any unvested stock options, simple warrants to a maximum of 300,000 and performance warrants previously granted or issued to Mr. Kuenzlen will immediately vest on the cessation date. The receipt of the separation package is conditioned on Mr. Kuenzlen’s execution of a release of claims.

Pursuant to Mr. Kuenzlen’s employment agreement, upon (i) a change of control, (ii) the sale by Mr. Hellard’s estate following his death of all or substantially all of his shares of the Company, or (iii) the reduction of the ownership of Mr. Hellard in the Company by more than seven million (7,000,000) common shares (as such common shares were constituted on January 20, 2018), each, a Triggering Event, Mr. Kuenzlen will have the option to continue his employment, renegotiate his contract or leave the Company. If he chooses to leave the Company or if his employment is subsequently or contemporaneously terminated by the Company, Mr. Kuenzlen will be entitled to receive, within 30 days after such termination, a lump sum payment equal to (a) the Accrued Obligations, (b) two times his annual base salary and (c) 6% of his annual base salary in lieu of benefits. Additionally, up to 300,000 outstanding unvested simple warrants and all outstanding performance warrants granted to Mr. Kuenzlen pursuant to his employment agreement will vest on the closing of one of the Triggering Events listed above.

If a change of control occurs prior to January 20, 2024 and Mr. Kuenzlen chooses to remain employed by the Company following the change of control, the acquirers will be required to employ Mr. Kuenzlen (i) if the change of control occurs prior to January 20, 2021, for a minimum period of three years from the completion date of the change of control, or (ii) if the change of control occurs between January 20, 2021 and January 20, 2024, until January 20, 2024, each at annual compensation equivalent to $1,500,000 per year.

Mr. Kuenzlen’s employment agreement also contains a customary confidentiality covenant and certain covenants that will continue to apply following the termination of his employment, including non-competition and non-solicitation provisions which are in effect during Mr. Kuenzlen’s employment and for the 12 months following the termination of his employment, collectively, the Restrictive Covenants.

James Keough, Chief Financial Officer

The Company may terminate Mr. Keough at any time without cause and the Company will be required to provide him with his accrued but unpaid annual base salary, pay for accrued and unused vacation and business expenses up to the cessation date, or the Accrued Obligations, plus (i) termination notice of (a) one year if the cessation date occurs prior to August 14, 2019, or (b) two years if the cessation date occurs after August 14, 2019 (which may be provided as pay in the form of base salary in lieu of notice), and (ii) a lump sum payment in lieu of benefits equivalent to 3% of his annual base salary. Additionally, subject to the terms of the applicable equity plan and of any applicable agreement, any issued but unvested stock options, simple warrants and performance warrants previously granted to Mr. Keough will immediately vest on the cessation date. The receipt of the separation package is conditioned on Mr. Keough’s execution of a release of claims.

Pursuant to Mr. Keough’s employment agreement, if a change of control occurs and his employment is subsequently or contemporaneously terminated by the Company or its successor, Mr. Keough will be entitled to receive, within 30 days after such termination, a sum of money equal to (i) the Accrued Obligations, (ii) one times his annual base salary, and (iii) 3% of his annual base salary in lieu of benefits.

Mr. Keough’s employment agreement also contains the Restrictive Covenants.

Edward Hellard, Executive Chairman

Mr. Hellard’s employment agreement is for a three-year fixed term, commencing as of April 1, 2019 (subject to extension or earlier termination), during which Mr. Hellard is to devote at least 80% of his working time and attention to the Company. Mr. Hellard is entitled to a monthly living allowance of €16,670.00 to cover the cost of housing, transportation and other associated expenses.

The Company may terminate Mr. Hellard at any time without cause and the Company will be required to provide him with his Accrued Obligations, plus (i) termination notice of one year (which may be provided as pay in the form of base salary in lieu of notice), and (ii) a lump sum payment in lieu of benefits equivalent to 3% of his annual base salary. Additionally, subject to the terms of the applicable equity plan and of any applicable agreement, any issued but unvested stock options, simple warrants and performance warrants previously granted to Mr. Hellard will immediately vest on the cessation date. The receipt of the separation package is conditioned on Mr. Hellard’s execution of a release of claims.

Pursuant to Mr. Hellard’s employment agreement, if a change of control occurs and his employment is subsequently or contemporaneously terminated by the Company or its successor, Mr. Hellard will be entitled to receive, within 30 days after such termination, a sum of money equal to (i) the Accrued Obligations, (ii) one times his annual base salary, and (iii) 3% of his annual base salary in lieu of benefits. Additionally, any outstanding unvested simple warrants that were granted to Mr. Hellard in January, 2019 will vest in full on the cessation date.

Mr. Hellard’s employment agreement also contains the Restrictive Covenants.

Andrew Stordeur, President – Canada

The Company may terminate Mr. Stordeur at any time without cause and the Company will be required to provide him with his Accrued Obligations, plus (i) termination notice of two years (which may be provided as pay in the form of base salary in lieu of notice), (ii) a lump sum payment in lieu of benefits equivalent to 3% of his annual base salary, and (iii) all of his outstanding performance warrants will immediately vest on the cessation date. Additionally, subject to the terms of the applicable equity plan and of any applicable agreement, any issued but unvested stock options, simple warrants and performance warrants previously granted to Mr. Stordeur will immediately vest on the cessation date. The receipt of the separation package is conditioned on Mr. Stordeur’s execution of a release of claims.

Pursuant to Mr. Stordeur’s employment agreement, if a change of control occurs and his employment is subsequently or contemporaneously terminated by the Company or its successor, Mr. Stordeur will be entitled to receive, within 30 days after such termination, a sum of money equal to (i) the Accrued Obligations, (ii) two times his annual base salary, and (iii) 3% of his annual base salary in lieu of benefits, and all of his outstanding performance warrants will immediately vest on the cessation date.

Mr. Stordeur’s employment agreement also contains the Restrictive Covenants, except that if Mr. Kuenzlen ceases to be employed by the Company at the same time or within the preceding 30 days of Mr. Stordeur’s cessation of employment, then Mr. Stordeur will not be subject to a non-competition restriction.

Brian Harriman, Chief Operating Officer

Pursuant to Mr. Harriman’s employment agreement, his annual base salary will be adjusted to $400,000 effective June 1, 2020.

The Company may terminate Mr. Harriman at any time without cause and the Company will be required to provide him with his Accrued Obligations, plus (i) termination notice of one year (which may be provided as pay in the form of base salary in lieu of notice), (ii) a lump sum payment in lieu of benefits equivalent to 3% of his annual base salary, and (iii) all of his outstanding simple and performance warrants will immediately vest on the cessation date. Additionally, subject to the terms of the applicable equity plan and of any applicable agreement, any issued but unvested stock options, simple warrants and performance warrants previously granted to Mr. Harriman will immediately vest on the cessation date. The receipt of the separation package is conditioned on Mr. Harriman’s execution of a release of claims.

Pursuant to Mr. Harriman’s employment agreement, if a change of control occurs and his employment is subsequently or contemporaneously terminated by the Company or its successor, Mr. Harriman will be entitled to receive, within 30 days after such termination, a sum of money equal to (i) the Accrued Obligations, (ii) one times his annual base salary, and (iii) 3% of his annual base salary in lieu of benefits, and all of his outstanding simple and performance warrants will immediately vest on the cessation date.

Mr. Harriman’s employment agreement also contains the Restrictive Covenants.

The table below shows the incremental payments that would be made to our NEOs under the terms of their employment agreements upon the occurrence of certain events, if such events were to occur immediately following the completion of the offering.

Name and Principal Position	Event	Severance	Option- Based Awards(1)	Other Payments	Total
Torsten Kuenzlen	Termination without cause	$377,500		$$11,325	$
Chief Executive Officer	Termination or resignation in connection with a Triggering Event	$755,000		$$22,650	$

James Keough	Termination without cause	$150,000		$$4,500	$
Chief Financial Officer	Termination and change of control	$150,000		$$4,500	$

Edward Hellard	Termination without cause	$377,450		$$11,324	$
Executive Chairman	Termination and change of control	$377,450		$$11,324	$

Andrew Stordeur President – Canada	Termination without cause	$500,000		$$15,000	$
	Termination and change of control	$500,000		$$15,000	$

Brian Harriman	Termination without cause	$350,000		$$10,500	$
Chief Operating Officer	Termination and change of control	$350,000		$$10,500	$

Notes:

(1)

The value of unexercised in-the-money option-based awards is calculated based on the assumed offering price of US$         per common share, the midpoint of the estimated price range set forth on the cover page of this prospectus.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out information on the outstanding warrants and other option-based awards expected to be held by each of our NEOs upon the completion of the offering. None of our NEOs hold any share-based awards.

Name	Number of common shares underlying unexercised option-based awards	Exercise price	Expiration date	Value of unexercised in-the- money option- based awards (1)
Torsten Kuenzlen Chief Executive Officer	90,000 100,000 843,333 100,000 100,000 450,000 100,000 100,000 100,000	$1.00 1.00 1.00 1.00 1.00 10.00 1.00 1.00 1.00	February 1, 2023 February 1, 2024 January 20, 2025 January 20, 2026 January 11, 2027 January 20, 2027 January 20, 2028 January 20, 2029	$

James Keough Chief Financial Officer	50,000 67,500 100,000	$4.75 4.75 10.00	August 14, 2023 June 15, 2027	$

Edward Hellard Executive Chairman	150,000 150,000 150,000	$10.00 10.00 10.00	January 11, 2025 January 11, 2026 January 11, 2027	$

Andrew Stordeur President – Canada	24,000 24,000 192,000 120,000 100,000	$1.00 1.00 1.00 5.00 10.00	March 6, 2023 March 6, 2024 January 11, 2027	$

Brian Harriman Chief Operating Officer	6,000 10,000	$35.00 $15.00	June 10, 2024	$

Notes:

(1)

The value of unexercised in-the-money option-based awards is calculated based on the assumed offering price of US$         per common share, the midpoint of the estimated price range set forth on the cover page of this prospectus.

Incentive Plan Awards – Value Expected to be Vested or Earned During the Year

The following table sets out, for each of our NEOs, the value of the option-based awards expected to vest in accordance with their terms during Fiscal 2019 (assuming the continued employment of each NEO). As of May 31, 2019, none of our NEOs hold any share-based awards.

Name and Principal Position	Option-Based Awards – Value Expected to Vest During 2019
Torsten Kuenzlen Chief Executive Officer	$

James Keough Chief Financial Officer	$

Edward Hellard Executive Chairman	$

Andrew Stordeur President – Canada	$

Brian Harriman Chief Operating Officer	$

Notes:

(1)

The value of the option-based awards expected to vest during the year is calculated based on the assumed offering price of US$         per common share, the midpoint of the estimated price range set forth on the cover page of this prospectus.

DIRECTOR COMPENSATION

Introduction

The following discussion describes the significant elements of the expected compensation program for members of the board of directors and its committees following this offering. The compensation of our directors will be designed to attract and retain committed and qualified directors and to align their compensation with the long-term interests of our shareholders. Directors who are employees of the Company, each of whom is referred to as an Excluded Director, will not be entitled to receive any compensation for their service as directors.

Director Compensation

Our board of directors, on the recommendation of our compensation committee, will be responsible for reviewing and approving any changes to the directors’ compensation arrangements. In consideration for serving on our board of directors, it is expected that each director (other than Excluded Directors) will be paid an annual retainer of $75,000. All directors will be reimbursed for their reasonable out-of-pocket expenses incurred while serving as directors. The aggregate of compensation and benefits in kind, accrued or paid to our directors in the year ended December 31, 2018 for services in all capacities was $230,580.

While it is expected that directors (other than Excluded Directors) will also be eligible to receive equity-based compensation, the board of directors is investigating alternatives in this regard.

Director Share Ownership Guidelines

We intend to adopt director share ownership guidelines for directors (other than Excluded Directors) to further align the interests of such directors with those of our shareholders. It is anticipated that the ownership guidelines will establish minimum equity ownership levels for each of our directors, other than Excluded Directors, based on a multiple of their annual retainer. Such directors will be expected to meet the prescribed ownership levels within five years of the later of (i) the completion of the offering and (ii) the date of their appointment to the board of directors. Common shares and other equity-based awards will be included in determining an individual’s equity ownership value. The expected ownership guideline for these directors is 3x their annual retainer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements discussed under “Executive Compensation”, the following is a description of the material terms of those transactions with related parties to which we are party and which we are required to disclose pursuant to the disclosure rules of the SEC and the Canadian Securities Administrators.

Agreements with Directors and Officers

Indemnity Agreements

On the closing of this offering, we will enter into indemnity agreements with each of our directors and officers undertaking to indemnify each of them to the fullest extent permitted by law from and against all liabilities, costs, charges and expenses incurred as a result of actions in the exercise of their duties as a director or officer.

Employment Agreements

We have entered into employment agreements with all of our executive officers. For more information regarding certain of these agreements, see “Executive Compensation—Employment Agreements”.

Equity Awards

We describe our equity awards under “Executive Compensation—Annual Compensation Components—Long-Term Equity Incentives”.

Interest of Management and Others in Material Transactions

In the fiscal year ended February 29, 2016 and the fiscal year ended February 28, 2017, we incurred a $126,000 and $136,500, respectively, rental expense payable to 1511976 Alberta Ltd., a company owned by Stanley Swiatek, one of our founders and a now-former director and major shareholder, and Shelley Unser, who is a now-former director and remains a major shareholder in the Company, for lease of premises at the Rocky View Facility. During the fiscal year ended February 28, 2017, we completed the purchase of the premises thus leased for aggregate consideration of $2.6 million, payable in cash and our common shares. See note 15 to our audited consolidated financial statements for the years ended February 28, 2018 and February 28, 2017 included elsewhere in this prospectus.

On January 15, 2018, we entered into a credit agreement with 2082033 Alberta Ltd., controlled by our Executive Chairman, and subsequently amended and restated this agreement on August 16, 2018, as the Investment and Royalty Agreement. In the fiscal year ended December 31, 2018, a total of $10.9 million had been invested under the Investment and Royalty Agreement in consideration for the issuance of 4,468,147 of our common shares to our Executive Chairman. We intend to terminate the Investment and Royalty Agreement prior to closing of this offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Commitments and Obligations—Investment and Royalty Agreement”.

Additionally, in the fiscal year ended December 31, 2018, we entered into an agreement with 2119694 Alberta Inc., a company controlled by Stanley Swiatek, who resigned as director in connection with the execution of the agreement, to repurchase a total of 6,134,813 common shares, at a weighted average price of $2.70 per common share, for total consideration of $16.5 million, $6.9 million of which was paid by granting an unsecured, subordinated promissory note accruing interest at a rate of 1% per month until repayment. As at March 31, 2019, $14,000 in interest had been accrued on the promissory note, and a balance, including accrued interest, of $6.9 million remained outstanding. The full balance outstanding was repaid in June 2019. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Commitments and Obligations—Repurchase Agreement”.

We have a professional services agreement, dated May 8, 2017, with AppColony Inc., a company controlled by our Executive Chairman and in which our Chief Marketing and Product Officer is a shareholder, for marketing, brand research, development and promotional services. The agreements provides for an initial term of two years, with specific services to be performed and amounts to be charged in respect of such services to be agreed between the parties from time to time pursuant to one or more statements of work. We paid AppColony Inc. $0.8 million in the three months ended March 31, 2019, and owed a balance of $0.3 million at March 31, 2019 for services related to this agreement. In the fiscal year ended December 31, 2018, we also paid $2.3 million to AppColony Inc., and owed a balance of $0.3 million relating to services under this agreement as of December 31, 2018. The initial term of the agreement has expired and we are in the process of negotiating a new contract.

In the fiscal year ended December 31, 2018, we paid $0.2 million for research and development services and for access and license of certain strains of cannabis for research purposes, with a balance of $19,031 owing as at December 31, 2018, to PlantBiosis Ltd. and Inplanta Biotechnology Inc., in both which one of our non-executive employees, Dr. Igor Kovalchuk, maintains influence. In the three months ended March 31, 2019, we paid these companies $57,000 and owed no balance for their services.

In the fiscal year ended December 31, 2018, one of our directors, Greg Turnbull (through G.B.T. Holdings Ltd.), three of our executive officers, Edward Hellard, Geoff Thompson (through Boardwalk Management Consulting Ltd.) and Andrew Stordeur, as well as one of our non-executive employees, Kristine Dow, subscribed to our offering of 12% Convertible Notes, in the aggregate amount of $7.0 million, representing approximately 24% of the proceeds of the offering, and received $137,870 in interest thereon, as well as commissions totaling $318,440, during the same period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Commitments and Obligations—12% Convertible Notes”.

On April 1, 2019, we entered into an employment agreement with our Vice President, Processing, in connection with which we have also agreed to purchase certain equipment for THC and CBD extraction from the employee in consideration for $900,000 payable, at the employee’s option, in monthly installments of $100,000 beginning with July 2019, or in our shares, at a price per share equivalent to 90% of the fair market value of one share following the closing of this offering.

We lease the land on which Bridge Farm’s Homestead Facility and Horseshoe Facility are located from an entity owned by family members of our Chief Operating Officer—Europe, at an annual rent of £132,000 and £468,000, respectively. See “Business—Current and Planned Facilities—Bridge Farm Facilities—Homestead Facility” and “Business—Current and Planned Facilities—Bridge Farm Facilities—Horseshoe Facility”.

Except as set out above or described elsewhere in this prospectus, there are no material interests, direct or indirect, of any of our directors or executive officers, any shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 10% of any class or series of our outstanding voting securities, or any associate or affiliate of any of the foregoing persons, in any transaction within the three years before the date of this prospectus that has materially affected or is reasonably expected to materially affect us or any of our subsidiaries.

Indebtedness of Directors, Executive Officers and Employees

Except as set out below or described elsewhere in this prospectus, as of the date of this prospectus, none of our directors, executive officers, employees, former directors, former executive officers or former employees or any of our subsidiaries, and none of their respective associates, is indebted to us or any of our subsidiaries or another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by us or any of our subsidiaries, except, as the case may be, for routine indebtedness as defined under applicable securities legislation.

Aggregate Indebtedness

(in thousands)
Purpose	To us or our Subsidiaries	To Another Entity
Share purchases	—	—
Other	$800	—

We have entered into separate shareholder loan agreements to advance funds to our non-executive employees, Frank Luke Fallwell and Gregg Wigeland, and into a loan agreement to advance funds to another non-executive employee, Jamie Cox. These loans bear interest ranging from 0.0% to 1.5% per annum and are secured by the employees’ holdings of shares or warrants, as applicable, in the Company. They are repayable in full upon the employees’ departure, a change of control of the Company, sale of the Company or conclusion of the applicable term of the loan (which ranges from on demand to three years). As at March 31, 2019, $140,000 had been advanced under these loan agreements. The loan of $90,000 to Jamie Cox had been repaid in the first quarter of 2019.

Overall, as at March 31, 2019, we were owed $0.8 million from related parties and owed $1.8 million to related parties, including employees, directors and corporations related to these individuals.

Indebtedness of Directors and Executive Officers under Securities Purchase and Other Programs

Name and Principal Position	Involvement of Company or Subsidiary	Largest Amount Outstanding During Fiscal 2018	Amount Outstanding as at March 31, 2019	Financially Assisted Securities Purchases During Fiscal 2018	Security for Indebtedness	Amount Forgiven During Fiscal 2018
Securities Purchase Programs
—	—	—	—	—	—	—
Other Programs(1)
Torsten Kuenzlen, Chief Executive Officer	Sundial is the lender	$—	$400,000	—	—	—
Andrew Stordeur, President – Canada	Sundial is the lender	$245,000	$245,000	—	—	—

(1)

We entered into shareholder loan agreements with our Chief Executive Officer, Torsten Kuenzlen, on February 15, 2018 and with our President – Canada, Andrew Stordeur, on April 6, 2018. Mr. Stordeur is entitled to a loan facility of up to $510,000 and Mr. Kuenzlen is entitled to a loan facility of up to $200,000 per year. Each of the loans bears interest at a rate of 2.5% per annum and is secured against the borrowers’ shareholdings in the Company. The loans are repayable in full upon the officers’ departure, a change of control of the Company or sale of the Company. As at March 31, 2019, $245,000 had been advanced to Mr. Stordeur, and $400,000 has been advanced to Mr. Kuenzlen. These loans are no longer outstanding as of the date hereof.

For a description of certain other related party transactions, see note 20 to our unaudited condensed interim consolidated financial statements for the three months ended March 31, 2019 and 2018 and note 16 to our audited consolidated financial statements, included elsewhere in this prospectus.

Directed Share Program

The underwriters have reserved for sale, at the public offering price, up to 5% of our common shares being offered hereby to certain individuals, who may include certain of our officers, directors and employees, as part of a directed share program.

PRINCIPAL SHAREHOLDERS

The following table sets forth information relating to the beneficial ownership of our shares as of June 30, 2019, by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding shares;

•	each of our directors;

•	each of our executive officers; and

•	all directors and executive officers as a group.

Beneficial ownership is determined in accordance with SEC rules. The information is not necessarily indicative of beneficial ownership for any other purpose. In general, under these rules a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power or investment power with respect to such security. A person is also deemed to be a beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares held by that person.

The percentage of voting shares beneficially owned is computed on the basis of 48,878,260 common shares outstanding as of June 30, 2019. Shares that a person has the right to acquire within 60 days are deemed outstanding for purposes of computing the percentage ownership of such person’s holdings, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. The address for each of our directors and executive officers listed below is c/o Sundial Growers Inc., #200, 919 – 11 Avenue SW, Calgary, Alberta, Canada T2R 1P3.

	Common Shares Beneficially Owned Prior to the Offering		Common Shares Beneficially Owned After the Offering (1)
Name of beneficial owner	Number	Percent	Percent
5% Shareholders(2)
Shelley Unser(3)	2,922,093	5.98%		%

Directors and Executive Officers
Edward Hellard(4)	13,636,481	27.90%		%
Torsten Kuenzlen	2,343,333	4.79%		%
James Keough	*	*		%
Geoff Thompson(5)	700,994	1.43%		%
Brian Harriman	*	*		%
Andrew Stordeur	*	*		%
David Ball	—	—		%
Ryan Hellard	*	*		%
Charlotte Collett	*	*		%
Greg Mills	—	—		%
Gregory Turnbull(6)	*	*		%
All current directors and executive officers as a group	17,510,308	35.82%		%

*	Represents beneficial ownership of less than one percent.
(1)	Assumes no exercise of the underwriters’ over-allotment option.
(2)	Certain of our directors and executive officers are also 5% shareholders, as disclosed in the above table. No 5% shareholder has voting rights different from those of other shareholders.

(3)

Includes shares held by Scotia Capital Inc., in trust for Integrity Floor Fashions Ltd., an entity owned by Ms. Unser and shares held by Scotia Capital Inc., in trust for Ms. Unser. Ms. Unser sold 500,000 shares to Mr. Hellard on October 31, 2017 and sold another 500,000 shares to him on March 31, 2018.

(4)

Mr. Hellard purchased 500,000 shares from Ms. Unser on October 31, 2017 and purchased another 500,000 shares from her on March 31, 2018. Mr. Hellard also purchased 3,500,000 million shares from Stanley Swiatek, in three transactions: 1,500,000 million shares on October 31, 2017, 500,000 shares on January 5, 2018 and 1,500,000 million shares on March 31, 2018. Mr. Hellard also received 4,468,147 shares in connection with the Investment and Royalty Agreement. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Commitments and Obligations—Investment and Royalty Agreement”.

(5)	Includes shares held by Boardwalk Management Consulting Ltd., of which Mr. Thompson is sole principal.
(6)	Includes shares held in trust by GMP Securities LP for Mr. Turnbull.

As of June 30, 2019, we had 1,072 record holders of our common shares, with 1,058 record holders in Canada, representing 98.69% of our outstanding common shares, and seven record holders in the United States, representing 0.66% of our outstanding common shares.

DESCRIPTION OF SHARE CAPITAL

Set forth below is a summary of certain information concerning our share capital as well as a description of certain provisions of our amended articles of incorporation and relevant provisions of the ABCA. The summary includes certain references to, and descriptions of, material provisions of our amended articles of incorporation to be adopted in connection with this offering and Canadian law in force as of the date of this prospectus. The summary below contains only material information concerning our share capital and corporate status and does not purport to be complete and is qualified in its entirety by reference to our amended articles of incorporation and applicable Alberta law.

Common Shares

We are authorized to issue an unlimited number of common shares, no par value, of which, as of March 31, 2019, 45,504,572 are issued and outstanding as fully paid and non-assessable and              common shares will be issued under this prospectus. The table below presents a reconciliation of our common shares outstanding as between January 1, 2018 and December 31, 2018:

Number of Common Shares
Balance, beginning of year	38,878,029
Common shares issued for cash	4,400,446
Common shares issued under Investment and Royalty Agreement(1)	3,468,148
Shares repurchased	(6,134,813)
Shares issued for services	147,673
Shares issued upon exercise of warrants	2,146,132

Balance, end of period	42,905,615

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Commitments and Obligations—Investment and Royalty Agreement” for more information.

On July 2, 2019, we issued 1,500,000 of our shares as part of the consideration for the acquisition of Bridge Farm. See “Business—Acquisition of Bridge Farm”.

In May 2019, we closed a private placement offering of the 8% Convertible Notes to accredited investors in Canada and the United States in aggregate principal amount of approximately $92.6 million. In July 2019, we issued a further $0.6 million of 8% Convertible Notes to an affiliate of the Canadian chartered bank that provided the Bridge Facility as consideration for past services rendered by the bank in providing the Bridge Facility. Upon the completion of an IPO (as defined in the indenture relating to the 8% Convertible Notes), each holder of the 8% Convertible Notes will have a one-time right to elect to convert all of its 8% Convertible Notes, plus accrued interest thereon, into a number of shares of the Company at a specified discount to the price of such shares offered to the public in connection with the IPO, calculated in accordance with the terms of the indenture. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Contractual Commitments and Obligations—8% Convertible Notes”.

On May 1, 2019, we entered into an agreement with Sun 8 Holdings Inc. to purchase world-wide proprietary rights to the Top Leaf, BC Weed Co. and certain other brands, as well as to complete the acquisition of certain cannabis cultivars, for consideration which included the issuance of 300,000 of our common shares. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Commitments and Obligations—Acquisition of Brands and Cultivars”.

In a series of transactions between January 1, 2019 and April 29, 2019, 2,632,440 common share purchase warrants outstanding as of December 31, 2018 had been exercised into the equivalent number of common shares at a price of $6.25, for gross proceeds of $16.5 million.

As of June 30, 2019, 2,800 of our common shares were reserved for issuance under our Harvest Club Plan, which is an equity incentive arrangement pursuant to which each of our permanent employees receives 100 common shares.

In addition, on March 13, 2019, we acquired 50% of the issued and outstanding shares of Pathway Rx in consideration for the issuance of 185,500 of our common shares to Pathway Rx shareholders. See “Business—Acquisition of Interest in Pathway Rx”. On July 2, 2019, we, through our wholly-owned subsidiary Sundial UK Limited, acquired all the issued and outstanding shares of Project Seed Topco Limited, the parent company of Bridge Farm Nurseries Limited, incorporated under the laws of the United Kingdom, pursuant to a Sale and Purchase Agreement, dated February 22, 2019. The Sale and Purchase Agreement provides for contingent consideration in the form of earn-out payments of up to an additional 1,000,000 common shares of the Company based on a prescribed formula. See “Business—Acquisition of Bridge Farm”.

On April 7, 2014, our articles of incorporation were amended to change the designation of the then outstanding Class “A” shares to common shares, to delete the then authorized Class “B”, Class “C”, Class “D”, Class “E” and Class “F” shares and to create a class of preferred shares.

Dividends

The holders of common shares are entitled to receive any dividend declared by the Company on the common shares, provided that we shall be entitled to declare dividends on any other classes of shares without being obliged to declare dividends on the common shares. See “Risk Factors—Risks Related to the Offering and Ownership of Our Common Shares—It is not anticipated that any dividends will be paid to holders of our common shares for the foreseeable future”.

Voting Rights

The holders of common shares are entitled to attend and vote at all meetings of the shareholders of the Company.

Rights Upon Dissolution

Subject to the rights, privileges, restrictions and conditions attaching to any other class of our shares, the holders of the common shares are entitled to share equally in such of our property as is distributable to the holders of common shares.

Preferred Shares

We are authorized to issue an unlimited number of preferred shares, issuable in series, none of which are issued and outstanding as of the date hereof. Each series of preferred shares shall consist of such number of shares and having such designation, rights, privileges, restrictions and conditions as may be determined by our board of directors prior to the issuance thereof. Holders of preferred shares, except as otherwise provided in the terms specific to a series of preferred shares or as required by law, will not be entitled to vote at meetings of holders of shares. With respect to the payment of dividends and distribution of assets or the return of capital in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the preferred shares are entitled to preference over the common shares.

The issuance of preferred shares and the terms selected by our board of directors could decrease the amount of earnings and assets available for distribution to the holders of the common shares or adversely affect the rights and powers of the holders of the common shares without any further vote or action by the holders of the common shares. The issuance of preferred shares, or the issuance of rights to purchase preferred shares, could make it more difficult for a third-party to acquire a majority of our outstanding common shares and thereby have the effect of delaying, deferring or preventing a change of control of us or an unsolicited acquisition proposal or of making the removal of management more difficult. Additionally, the issuance of preferred shares may have the effect of decreasing the market price of our common shares.

We have no current intention to issue any preferred shares.

Warrants

We have historically awarded equity compensation in the form of simple and performance warrants, entitling the holder to subscribe for and purchase fully paid and non-assessable shares in our capital. In the fiscal year ended February 28, 2018, we granted 1,815,000 simple warrants and 5,078,334 performance warrants, collectively exercisable into an aggregate of 6,893,334 common shares, at an average exercise price of $1.31 and $2.22, respectively, as equity incentives to certain of our employees. In the fiscal year ended December 31, 2018, we granted 2,209,500 simple warrants and 1,368,000 performance warrants, collectively exercisable into an aggregate of 3,577,500 common shares at an average exercise price of $4.17 and $3.96, respectively, as equity incentives to certain of our employees. In the three months ended March 31, 2019, we granted 780,000 simple warrants and 330,000 performance warrants, collectively exercisable into an aggregate of 1,110,000 common shares at a weighted average exercise price of $11.41 and $5.74, respectively, to certain of our employees. Subsequent to March 31, 2019 and to the date hereof, we granted 1,447,000 simple warrants and 160,000 performance warrants, collectively exercisable into an aggregate of 1,607,000 common shares at a weighted average exercise price of $9.26 and $33.81, respectively, as equity incentives to certain of our employees. As of June 30, 2019, there were 5,826,166 simple warrants and 3,731,264 performance warrants outstanding, of which 1,392,332 simple warrants, and 1,320,931 performance warrants, were vested and exercisable into an aggregate number of 2,713,263 common shares, at weighted average exercise prices of $2.12 and $1.13, respectively. See “Executive Compensation—Annual Compensation Components—Long-Term Equity Incentives—Legacy Warrant Grants”.

In addition, in a series of transactions between June 20, 2018 and August 24, 2018, we sold an aggregate of 2,806,971 units, each comprising one common share and one warrant, immediately vested and exercisable into one common share prior to April 30, 2019 at an exercise price of $6.25. In August 2018, a total of 349,063 warrants were exercised at a price of $6.25. As an incentive to exercise, the warrant holders received a total of 174,532 warrants, which became immediately vested and exercisable at an exercise price of $6.25 upon issuance. As of December 31, 2018, 2,632,440 warrants thus issued were outstanding, vested and exercisable into 2,632,440 common shares. As of the date of this prospectus, all such warrants have been exercised. See “—Common Shares” above.

On May 1, 2019, we entered into an agreement with Sun 8 Holdings Inc. to acquire Top Leaf, BC Weed Co. and certain other brands, as well as to complete the acquisition of certain cannabis cultivars, for consideration which included the issuance of 1,125,000 performance warrants, exercisable into an aggregate of 1,125,000 of our common shares at an exercise price of $1.50 per share, and vesting annually over five years, beginning on March 31, 2020. The number of performance warrants eligible to vest each year depends on the achievement of certain thresholds of revenue derived from the Acquired Brands or the Acquired Cultivars. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Commitments and Obligations—Acquisition of Brands and Cultivars”.

Under the Pathway Rx License Agreement, we are obligated to grant up to 175,000 warrants, exercisable into up to 175,000 of our common shares at an exercise price of $2.90 per share upon achievement of certain milestone gross revenues derived from the Pathway Royalty Activities. See “Business—Acquisition of Interest in Pathway Rx”.

On June 27, 2019, we entered into the SAF Credit Agreement, providing for the SAF Jackson Facility, to be advanced in two tranches totalling $159.575 million, less (i) a 6% original issue discount and (ii) upfront fees totalling up to approximately $2.4 million. In connection with each tranche advanced under the SAF Jackson Facility, SAF is also entitled to receive warrants exercisable upon the earlier of (i) the Company’s initial public offering, (ii) December 31, 2020, or (iii) a default or event of default under the SAF Credit Agreement or certain other specified events. As of the date of this prospectus, the Company has issued warrants to SAF to acquire        shares at an exercise price of $            per share and        shares at an exercise price of $            per share (in each case assuming an offering price of $        , being the midpoint of the price range set forth on the cover page of this prospectus). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Commitments and Obligations—SAF Jackson Facility”.

The following table shows the aggregate number of warrants outstanding as at June 30, 2019.

Category of Holder	Total Number of Warrants	Exercise Price(1)	Expiration Date
All of our executive officers and past executive officers, as a group (nine in total)	6,249,764	$3.76	From December 2022 to April 2029
All of our directors and past directors who are not also executive officers, as a group (five in total)	85,000	$4.75	July 2021
All executive officers and past executive officers of our subsidiaries, as a group (— in total)	—	$—	—
All directors and past directors of our subsidiaries who are not also executive officers of the subsidiary, as a group (— in total)	—	$—	—
All of our other employees and past employees, as a group (53 in total)	3,015,666	$7.48	From November 2020 to August 2032
All employees and past employees of our subsidiaries, as a group (— in total)	—	$—	—
All of our consultants, as a group (16 in total)	207,000	$3.51	From April 2024 to October 2028

(1)	Represents the weighted average exercise price of all outstanding warrants.

Convertible Notes

In a series of transactions between October 15, 2018 and November 31, 2018, we privately placed an aggregate principal amount $28,941,500 of 12% Convertible Notes, maturing in 12 months of the date of their issuance and convertible, at the option of the holder and at any time up to 15 days prior to maturity, into units comprising one common share and one half of one warrant. Each full warrant thus issued is immediately vested and exercisable, for 12 months following the date of its issuance into one common share of the Company, at an exercise price of $7.00 in the case of the Canadian Offering, and US$6.00 in the case of the U.S. Offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Commitments and Obligations—12% Convertible Notes”. As of December 31, 2018, up to 4,539,990 common shares may be issued upon the conversion of the 12% Convertible Notes in accordance with their terms, or the Conversion, and up to 2,269,995 common shares may be issued upon the exercise of the warrants issuable upon the Conversion, at an exercise price of $7.00 in the case of the Canadian Offering, and US$6.00 in the case of the U.S. Offering.

Registration Rights

Upon completion of this offering, we will enter into a registration rights agreement, or the Registration Rights Agreement, with Edward Hellard, or the Principal Shareholder, pursuant to which the Principal Shareholder will be granted certain registration rights. We will provide the Principal Shareholder with the right, or the Demand Registration Right, to require the Company to use reasonable commercial efforts to file one or more prospectuses or registration statements with applicable securities regulatory authorities qualifying common shares held by the Principal Shareholder or certain permitted affiliates, or a Demand Distribution. The Principal Shareholder will be entitled to request not more than three Demand Distributions per calendar year, and each Demand Distribution must be comprised of such number of common shares that would reasonably be expected to result in gross proceeds of at least $25 million. The Company may also distribute common shares in connection with a Demand Distribution provided that if the Demand Distribution involves an underwriting and the lead underwriter reasonably determines that the aggregate number of common shares to be included in such Demand Distribution should be limited for certain prescribed reasons, the common shares to be included in the Demand Distribution will be first allocated to the Principal Shareholder and certain permitted affiliates. In addition, the Registration Rights Agreement will provide the Principal Shareholder with the right, or the Piggy-Back Registration Right, to require the Company to include common shares held by the Principal Shareholder and/or certain permitted affiliates in any future offerings undertaken by the Company by way of prospectus or registration statement that it may file with applicable securities regulatory authorities, or a Piggy-Back Distribution. The Company will be required to use reasonable commercial efforts to cause to be included in the Piggy-Back Distribution all of the common shares that the Principal Shareholder requests to be sold, provided that if the Piggy-Back Distribution involves an underwriting and the lead underwriter reasonably determines that the aggregate number of common shares to be included in such Piggy-Back Distribution should be limited for certain prescribed reasons, the common shares to be included in the Piggy-Back Distribution will be first allocated to the Company.

The registration rights described above will expire at such time that the Principal Shareholder holds less than 10% of the outstanding common shares. All expenses in respect of a Demand Distribution and a Piggy-Back Distribution will be borne by the Company, except that any underwriting fee on the sale of any common shares by the Principal Shareholder or certain permitted affiliates will be borne by the Principal Shareholder.

As a result of the transfer undertaking in respect of common shares described under “Pre-Closing Arrangement,” the demand and Piggy-Back Registration Rights granted pursuant to the Registration Rights Agreement will be limited by the restrictions on transfer imposed by the transfer undertaking, unless a waiver of the transfer undertaking is obtained.

Limitations on Liability and Indemnification of Directors and Officers

Under the ABCA, except in respect of an action by or on behalf of a corporation to procure a judgment in its favor (in the absence of court approval in respect of costs, charges and expenses), we may indemnify our current or former directors or officers or another individual who acts or acted at our request as a director or officer of the Company, or acted at our request as a director or officer of a body corporate of which we are or were a shareholder or creditor and the individual’s heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal or administrative proceeding in which the individual is made a party by reason of being a director or officer of the Company or another body corporate. The ABCA also provides that we may advance monies to a director, officer or other individual for costs, charges and expenses reasonably incurred in connection with such a proceeding; provided that such individual shall repay the moneys if the individual does not fulfill the conditions described below or is not successful on the merits in their defense of the action or proceeding.

However, indemnification is prohibited under the ABCA unless the individual:

•	acted honestly and in good faith with a view to our best interests; and

•	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful.

Our by-laws require us to indemnify, to the fullest extent permitted by the ABCA, each of our current or former directors and each person who acts or acted at our request as a director or officer of a body corporate of which we are or were a shareholder or creditor (or a person who undertakes or has undertaken any liability on behalf of the Company or any such body corporate) and the individual’s heirs and legal representatives, against all costs, charges and expenses, including, without limitation, any amount paid to settle an action or satisfy a judgment reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with us or another entity.

Our by-laws authorize us to purchase and maintain such insurance for the benefit of our directors and officers as our board of directors may determine from time to time.

At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted.

Other Important Provisions of our Amended Articles of Incorporation, By-Laws and the ABCA

The following is a summary of certain other important provisions of our amended articles of incorporation and by-laws, which will be adopted in connection with this offering, and certain related sections of the ABCA. Please note that this is only a summary and is not intended to be exhaustive. For further information please refer to the full version of our amended articles of incorporation and by-laws, each of which will be filed as part of the registration statement of which this prospectus forms a part, and to the ABCA.

Stated Objects or Purposes

Our amended articles of incorporation do not contain stated objects or purposes and do not place any limitations on the business that we may carry on.

Directors

Residency and Independence. At least one quarter of our directors must be resident Canadians. Furthermore, under the ABCA, no business may be transacted at a meeting of our board of directors unless one quarter of the directors present are resident Canadians. The minimum number of directors we may have is one and the maximum number we may have is ten, as set out in our amended articles of incorporation. However, as a reporting issuer, we will be required to have no fewer than three directors. The ABCA provides that any amendment to our amended articles of incorporation to increase or decrease the minimum or maximum number of our directors requires the approval of our shareholders by a special resolution.

Power to Vote on Matters in Which a Director is Materially Interested. In accordance with the ABCA, a director must disclose to us the nature and extent of an interest that the director has in a material contract or material transaction, whether made or proposed, with us, if the director is a party to the contract or transaction, is a director or an officer or an individual acting in a similar capacity of a party to the contract or transaction, or has a material interest in a party to the contract or transaction. A director required to make such a disclosure is not entitled to vote on any director’s resolution to approve that contract or transaction, unless the contract or transaction is:

•

an arrangement by way of security for money lent to or obligations undertaken by the director, or by a body corporate in which the director has an interest, for the benefit of the Company or an affiliate;

•	a contract or transaction relating primarily to the director’s remuneration as a director, officer, employee or agent of the Company or an affiliate;

•	a contract for indemnity or insurance; and

•	a contract or transaction with an affiliate.

Director’s Power to Determine the Remuneration of Directors. The ABCA provides that the remuneration of our directors, if any, may be determined by our directors subject to our amended articles of incorporation and by-laws. That remuneration may be in addition to any salary or other remuneration paid to any of our employees who are also directors. The ABCA also requires the disclosure of the aggregate remuneration of directors as prescribed.

Retirement or Non-Retirement of Directors Under an Age Limit Requirement. Neither our amended articles of incorporation nor the ABCA impose any mandatory age-related retirement or non-retirement requirement for our directors.

Number of Shares Required to be Owned by a Director. Neither our amended articles of incorporation nor the ABCA provide that a director is required to hold any of our shares as a qualification for holding his or her office.

Removal of Directors by Shareholders. The ABCA provides that our shareholders may, at a special meeting, by an ordinary resolution, which can be passed a simple majority of votes cast by our shareholders who voted in respect of the resolution, remove any director or directors from office.

Duties of Directors and Officers. Under the ABCA, our directors have a duty of care and loyalty to the Company. The duty of care requires that our directors exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The duty of loyalty requires our directors to act honestly and in good faith with a view to the best interests of the Company.

Action Necessary to Change the Rights of Holders of Our Shares

Our shareholders can authorize the alteration or amendment of our amended articles of incorporation to create or vary the rights, privileges, restrictions and conditions attached to any of our shares by passing a special resolution. However, the rights, privileges, restrictions and conditions attached to any class or series of shares may not be amended unless the shareholders holding shares of that class or series to which the right or special right is attached consent by a separate special resolution (subject to certain exceptions for separate class votes). A special resolution means a resolution passed by: (a) a majority of not less than two thirds of the votes cast by the applicable class or series of shareholders who vote in person or by proxy at a meeting, or (b) a resolution consented to in writing by all of the shareholders entitled to vote holding the applicable class or series of shares.

Shareholder Meetings

We must hold a general meeting of our shareholders at least once every year at a time and place determined by our board of directors; provided that the meeting must not be held later than 15 months after the preceding annual general meeting. A meeting of our shareholders may be held anywhere in Alberta that our directors determine, or if all the shareholders entitled to vote at the meeting so agree, at some place outside Alberta.

Our directors may, at any time, call a meeting of our shareholders. Shareholders holding not less than 5% of our issued common shares may also cause our directors to call a shareholders’ meeting.

Notice of any meeting of shareholders must be sent not less than 21 days and not more than 50 days before a meeting to each shareholder entitled to vote at the meeting, each director, and the auditor of the corporation and shall specify the time and place of the meeting, as well as the nature of any business in sufficient detail to permit the shareholder to form a reasoned judgment on that business and the text of any special resolution to be submitted at the meeting. Under the ABCA and our by-laws, shareholders entitled to notice of a meeting may waive the period of notice for that meeting, provided that the requirements of the applicable securities laws are met.

Our amended by-laws will provide that at such time as our common shares have been sold to the public, a quorum of shareholders is at least two persons holding or representing by proxy not less than 25% of the outstanding shares of the Company entitled to vote at the meeting. Our directors, our secretary (if any), our auditor and any other persons invited by our chairman or directors or with the consent of those at the meeting are entitled to attend at any meeting of our shareholders but will not be counted in the quorum or be entitled to vote at the meeting, unless he or she is a shareholder or proxyholder entitled to vote at the meeting.

Amendments to our By-Laws

Our board of directors may also make, amend or repeal any by-law that regulates the business or affairs of the Company. If our directors make, amend or repeal a by-law, they are required under the ABCA to submit such action to our shareholders at the next meeting of shareholders and our shareholders may confirm, reject or amend the action by an ordinary resolution. If the action is rejected by our shareholders or if our directors do not submit the action to shareholders at the next shareholder meeting, the action will cease to be effective and no subsequent resolution of our directors to make, amend or repeal a by-law that has substantially the same purpose or effect will be effective until it is confirmed by our shareholders.

Oppression Remedy

The ABCA provides an oppression remedy which allows a “complainant”, who is a present or former shareholder; a present or former director or officer of the corporation or its affiliates; or any other person who in the discretion of the court is a proper person to make the application, to apply to the court for relief where any act or omission of the corporation or any of its affiliates effects a result; the business or affairs of the corporation or any of its affiliates are or have been carried on or conducted in a manner; or the powers of the directors of the corporation or any of its affiliates are or have been exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interest of, a shareholder, creditor, director or officer. The ABCA permits a court to make any interim or final order it thinks fit to rectify the matters complained of in the application for relief.

Derivative Action

Under the ABCA, a “complainant” may bring an action in the name of and on behalf of a corporation or any of its affiliates, or intervene in an existing action to which the corporation is a party, if the complainant has given reasonable notice to the directors of the corporation and the complainant satisfies the court that: (i) the directors of the corporation will not bring, diligently prosecute or defend or discontinue the action; (ii) the complainant is acting in good faith; and (iii) it appears to be in the interest of the corporation that the action be brought, prosecuted, defended or discontinued. In connection with any derivative action initiated by the complainant, the court may at any time make any order it thinks fit.

Change of Control

Our amended articles of incorporation do not contain any change of control limitations with respect to a merger, acquisition or corporate restructuring that involves us. Although applicable securities laws regarding shareholder ownership by certain persons require disclosure, our amended articles of incorporation do not provide for any ownership threshold above which shareholder ownership must be disclosed.

Ownership and Exchange Controls

There is no limitation imposed by Canadian law or by our amended articles of incorporation on the right of a non-resident to hold or vote our common shares, other than discussed below.

Competition Act

Limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition, or the Commissioner, to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in us. This legislation grants the Commissioner jurisdiction, for up to one year after the acquisition has been substantially completed, to challenge this type of acquisition by seeking a remedial order, including an order to prohibit the acquisition or require divestitures, from the Canadian Competition Tribunal, which may be granted where the Competition Tribunal finds that the acquisition substantially prevents or lessens, or is likely to substantially prevent or lessen, competition.

This legislation would also require any person or persons who intend to acquire more than 20% of our voting shares or, if such person or persons already own more than 20% of our voting shares prior to the acquisition, more than 50% of our voting shares, to file a notification with the Canadian Competition Bureau if certain financial thresholds are exceeded. These financial thresholds would be exceeded if: (i) we have assets in Canada or revenues in or from Canada generated from those assets of $96 million or more (this threshold is adjusted annually); and (ii) we and the potential acquirer together have assets in Canada or revenues from sales in, from or into Canada of $400 million or more. Where a notification is required, unless an exemption is available, the legislation prohibits completion of the acquisition until the expiration of the applicable statutory waiting period, unless the Commissioner either waives or terminates such waiting period or issues an advance ruling certificate. The Commissioner’s review of a notifiable transaction for substantive competition law considerations may take longer than the statutory waiting period.

Investment Canada Act

The Investment Canada Act requires each “non-Canadian” (as defined in the Investment Canada Act) who acquires “control” of an existing “Canadian business”, to file a notification in prescribed form with the responsible federal government department or departments not later than 30 days after closing, provided the acquisition of control is not a reviewable transaction under the Investment Canada Act. Subject to certain exemptions, a transaction that is reviewable under the Investment Canada Act may not be implemented until an application for review has been filed and the responsible minister of the federal cabinet has determined that the investment is likely to be of “net benefit to Canada” taking into account certain factors set out in the Investment Canada Act. Under the Investment Canada Act, an investment in our common shares by a non-Canadian would be reviewable only if it were an investment to acquire control of us pursuant to the Investment Canada Act and our enterprise value was equal to or greater than $1.568 billion for “trade agreement investors” (which include United States or EU investors, among certain others) and $1.045 billion for other investors from World Trade Organization, or WTO, member countries. Lower financial thresholds apply to state-owned or influenced enterprises and non-WTO investors. These thresholds are adjusted annually.

Under the national security review regime in the Investment Canada Act, review on a discretionary basis may also be undertaken by the federal government in respect to a much broader range of investments by a non-Canadian to “acquire, in whole or part, or to establish an entity carrying on all or any part of its operations in Canada.” No financial threshold applies to a national security review. The relevant test is whether such investment by a non-Canadian could be “injurious to national security.” The responsible ministers have broad discretion to determine whether an investor is a non-Canadian and therefore subject to national security review. Review on national security grounds is at the discretion of the responsible ministers, and may occur on a pre- or post-closing basis.

Other

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends or other payments by us to non-resident holders of our common shares, other than withholding tax requirements.

Advance Notice Requirements for Director Nominations

We have adopted an advance notice by-law providing that shareholders seeking to nominate candidates for election as directors must provide timely written notice to our corporate secretary at our principal executive offices. To be timely, a shareholder’s notice must be received (i) in the case of an annual meeting of shareholders, not less than 30 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice by the shareholder may be received not later than the close of business on the 10th day following the date of such public announcement; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made. Our advance notice by-law also prescribes the proper written form for a shareholder’s notice. Our board of directors may, in its sole discretion, waive any requirement under these provisions.

Choice of Forum

We have adopted a forum selection by-law that provides that, unless we consent in writing to the selection of an alternative forum, the Alberta Court of Queen’s Bench, Canada and appellate courts therefrom (or, failing such court, any other “court” as defined in the ABCA having jurisdiction, and the appellate courts therefrom), will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf; (2) any action or proceeding asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us; (3) any action or proceeding asserting a claim arising pursuant to any provision of the ABCA or our amended articles or by-laws, or (4) any action or proceeding asserting a claim otherwise related to our “affairs” (as defined in the ABCA); provided that the by-law does not apply to any action brought to enforce any liability or duty created by the Exchange Act or the Securities Act, including the respective rules and regulations promulgated thereunder, or any other claim under U.S. securities law for which the United States federal or state courts have exclusive jurisdiction. Our forum selection by-law also provides that our securityholders are deemed to have consented to personal jurisdiction in the Province of Alberta and to service of process on their counsel in any foreign action initiated in violation of our by-law.

Transfer Agent, Registrar and Auditor

Upon the closing of this offering, the transfer agent and registrar for our common shares in the United States will be Equity Stock Transfer LLC at its principal office in New York, New York and in Canada will be Odyssey Trust Company, at its principal office in Calgary, Alberta.

KPMG is an independent registered public accounting firm and has been appointed as our independent auditor.

Listing

We have applied to list our common shares on the Nasdaq in the United States for trading in U.S. dollars.

Prior Sales

The table below summarizes the issuance by the Company of common shares during the three year period prior to the date hereof.

Date of Issuance	Aggregate number of common shares issued	Price or value per common share	Consideration
March 1, 2014 – December 8, 2017	8,021,978	$0.30	Aggregate proceeds of $2.4 million

June 9, 2016 – March 8, 2017	10,169,873	$1.00	Aggregate proceeds of $10.2 million

March 8, 2016 – December 23, 2016	1,177,672	$0.30 - $0.60	Conversion of debt previously extended to us into equity

April 10, 2017 – May 6, 2017	2,400,407	$1.25	Aggregate proceeds of $3.0 million

September 21, 2017 – January 24, 2018	2,410,713	$1.50	Aggregate proceeds of $3.6 million

January 15, 2018 – September 4, 2018	4,468,148	$2.45	Conversion of $10.9 million of debt advanced under the Investment and Royalty Agreement into equity(1)

January 31, 2018 – March 2, 2018	760,328	$3.90	Aggregate proceeds of $3.0 million

December 25, 2018	7,777	$6.25	Financial advisory services from Cascadia Capital LLC

October 17, 2018 and March 31, 2019	93,999	$6.25	Equity incentives to certain of our employees(2)

October 11, 2018 and November 5, 2018	349,063	$6.25	Aggregate proceeds of $2.2 million from exercise of warrants previously issued as part of a unit offering(3)

January 1, 2018 – December 31, 2018	138,063	$1.50 - $4.75	Services of certain of our employees and advisers

March 1, 2018 – December 31, 2018	1,797,070	$1.00	Aggregate proceeds of $1.8 million from exercise of simple and performance warrants previously granted to certain of our employees(3)

March 29, 2018 – June 8, 2018	2,806,971	$4.75	Aggregate proceeds of $13.3 million

June 20, 2018 – August 10, 2018	1,063,902	$4.75	Aggregate proceeds of $5.1 million

January 1, 2019 – April 29, 2019	2,631,926	$6.25	Aggregate proceeds of $16.4 million from exercise of warrants previously issued as part of a unit offering(3)

January 1, 2019 – March 31, 2019	1,000,000	$1.00	Aggregate proceeds of $1.0 million from exercise of performance warrants previously granted to certain of our employees(3)

Date of Issuance	Aggregate number of common shares issued	Price or value per common share	Consideration

March 13, 2019	185,500	$14.02	Part of consideration for purchase of 50% of Pathway Rx

April 1, 2019 to May 31, 2019	10,300	$17.65	Equity incentives to certain of our employees(2)

May 1, 2019	300,000	$17.65	Part of consideration for acquisition of certain brands and cannabis cultivars from Sun 8(4)

April 18, 2019 to June 24, 2019	118,000	$1.00 - $1.50	Proceeds from exercise of simple and performance warrants previously granted to certain of our employees(3)

May 21, 2019	198,720	$17.65	Part of consideration for construction of the Olds Facility by Modus Structures Inc.

June 1, 2019 to June 30, 2019	10,400	$17.65	Equity incentives to certain of our employees(2)

July 2, 2019	1,500,000	$30.00	Part of consideration for the acquisition of Bridge Farm(5)

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Commitments and Obligations—Investment and Royalty Agreement”.
(2)	See “—Common Shares” above.
(3)	See “—Warrants” above.
(4)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Commitments and Obligations—Acquisition of Brands and Cultivars”.
(5)	See “Business—Acquisition of Bridge Farm”.

Comparison of Alberta Corporate Law and Our Articles of Incorporation and Delaware Corporate Law

The following comparison between Alberta corporate law, which applies to us, and Delaware corporate law, the law under which many publicly listed companies in the United States are incorporated, discusses additional matters not otherwise described in this prospectus. This summary is subject to Alberta law, including the ABCA, and Delaware corporate law, including the Delaware General Corporation Law, or the DGCL.

Duties of Board Members

Alberta. Under Alberta law, directors have a duty of care and loyalty to the corporation. The duty of care requires that directors exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The duty of loyalty requires directors to act honestly and in good faith with a view to the bests interests of the corporation.

Delaware. The board of directors bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its stockholders. Delaware courts have decided that the directors of a Delaware corporation are required to exercise informed business judgment in the performance of their duties. Informed business judgment means that the directors have informed themselves of all material information reasonably available to them. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation. In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the stockholders.

Indemnification of Directors and Officers

Alberta. Under Alberta law, except in respect of an action by or on behalf of a corporation to procure a judgment in its favor (in the absence of court approval in respect of costs, charges and expenses), a corporation may indemnify present and former directors and officers and their heirs and legal representatives against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, provided that:

•	they acted honestly and in good faith with a view to the best interests of the corporation; and

•	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, they had reasonable grounds for believing that their conduct was lawful.

The ABCA also permits a corporation to advance funds to a person to defray the costs, charges and expenses of a proceeding to which indemnification may relate, provided that any such advances are repaid if the director or officer does not fulfill the conditions above or is not successful on the merits in their defense of the action or proceeding.

The Company’s by-laws provide for indemnification of directors and officers to the fullest extent authorized by Alberta law.

Delaware. Under the DGCL, subject to specified limitations in the case of derivative suits brought by a corporation’s stockholders in its name, a corporation may indemnify any person who is made a party to any action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding, provided that there is a determination that: (i) the individual acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation; and (ii) in a criminal action or proceeding, the individual had no reasonable cause to believe his or her conduct was unlawful. Without court approval, however, no indemnification may be made in respect of any derivative action in which an individual is adjudged liable to the corporation, except to the extent the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity.

The DGCL requires indemnification of directors and officers for expenses (including attorneys’ fees) actually and reasonably relating to a successful defense on the merits or otherwise of a derivative or third-party action.

Under the DGCL, a corporation may advance expenses relating to the defense of any proceeding to directors and officers upon the receipt of an undertaking by or on behalf of the individual to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified.

Terms of the Members of the Board of Directors

Alberta. Under the ABCA, shareholders of a corporation shall at each succeeding annual meeting at which an election of directors is required, elect directors to hold office for a term not later than the close of the next annual meeting of shareholders following the election, subject to the articles. The shareholders of a corporation may, by ordinary resolution at a special meeting, remove any director or directors from office. There is no limit in the number of terms a director may serve.

Delaware. The DGCL generally provides for a one-year term for directors, but permits directorships to be divided into up to three classes, of relatively equal size, with up to three-year terms, with the years for each class expiring in different years, if permitted by the certificate of incorporation, an initial bylaw or a bylaw adopted by the stockholders. A director elected to serve a term on a “classified” board may not be removed by stockholders without cause. There is no limit in the number of terms a director may serve.

Residency of Directors

Alberta. The ABCA requires that at least 1/4 of the directors of a corporation must be resident Canadians.

Delaware. The DGCL does not have residency requirements, but a corporation may prescribe qualifications for directors under its certificate of incorporation or bylaws.

Board Member Vacancies

Alberta. The ABCA provides that a quorum of directors may, unless the holders of any class or series of shares of a corporation or any other class of persons have an exclusive right to elect one or more directors and a vacancy occurs among those directors, or the articles or unanimous shareholders agreement provide express methods to fill a vacancy among the directors, fill a vacancy among the directors, except a vacancy resulting from an increase in the number or minimum number of directors or from a failure to elect the number or minimum number of directors required by the articles. If there is not a quorum of directors, or if there has been a failure to elect the number or minimum number of directors required by the articles, the directors then in office shall forthwith call a special meeting of the shareholders to fill the vacancy and, if they fail to call a meeting or if there are no directors then in office, the meeting may be called by another shareholder.

Delaware. The DGCL provides that vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless (i) otherwise provided in the certificate of incorporation or bylaws of the corporation or (ii) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case any other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Conflict-of-Interest Transactions

Alberta. Subject to the terms of any unanimous shareholders agreement of the corporation, the ABCA permits transactions involving an Alberta corporation and an interested director or officer of that corporation provided the interested director discloses in writing to the corporation or has entered in the minutes of the meetings of the directors the nature and extent of the director’s or officer’s interest. However, an interested director shall not vote on any resolution to approve the contract or transaction unless the contract or transaction is:

•

an arrangement by way of security for money lent to or obligations undertaken by the director, or by a body corporate in which the director has an interest, for the benefit of the corporation or an affiliate;

•	a contract or transaction relating primarily to the director’s remuneration as a director, officer, employee or agent of the corporation or an affiliate;

•	a contract for indemnity or insurance; and

•	a contract or transaction with an affiliate.

Delaware. The DGCL generally permits transactions involving a Delaware corporation and an interested director of that corporation if:

•	the material facts as to the director’s relationship or interest are disclosed and a majority of disinterested directors consent;

•	the material facts are disclosed as to the director’s relationship or interest and a majority of shares entitled to vote thereon consent; or

•	the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the stockholders.

Limited Liability of Directors

Alberta. Alberta law does not limit a director’s liability as Delaware law does. However, the Company’s by-laws provide that no director or officer shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Company through the insufficiency or deficiency of any security in or upon which any of the moneys of the Company shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Company shall be deposited, or for any loss occasioned by any error of judgment or oversight on his part, or for any loss, damage or misfortune whatever which shall happen in the execution of the duties of his office or in relation thereto, unless the same are occasioned by his own willful neglect or default. Nothing within the Company’s by-laws shall operate to relieve any director or officer from the duty to act in accordance with the ABCA and the regulations thereunder or from liability from any breach thereof.

Delaware. The DGCL permits the adoption of a provision in a corporation’s certificate of incorporation limiting or eliminating the monetary liability of a director to a corporation or its shareholders by reason of a director’s breach of the fiduciary duty of care. The DGCL does not permit any limitation of the liability of a director for: (i) breaching the duty of loyalty to the corporation or its shareholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a known violation of law; (iii) obtaining an improper personal benefit from the corporation; or (iv) paying a dividend or approving a stock repurchase or redemption that was illegal under applicable law.

Proxy Voting by Board Members

Alberta. Under Alberta law, a director of an Alberta corporation may not issue a proxy representing the director’s voting rights as a director.

Delaware. A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

Special Meetings of Stockholders/Shareholders

Alberta. Under the ABCA, the holders of not less than 5% of the issued shares of a company that carry the right to vote at a general meeting may requisition that the directors call a meeting of shareholders for the purposes stated in the requisition. Upon receiving a requisition that complies with the technical requirements set out in the ABCA, the directors shall, subject to certain limited exceptions, call a meeting of shareholders as nearly as possible after receiving the requisition. If the directors do not call such a meeting within 21 days after receiving the requisition, any registered holder or beneficial owner of shares who signed the requisition may call the meeting.

Delaware. Under the DGCL, a special meeting of shareholders may be called by the board of directors or by such persons authorized in the certificate of incorporation or the bylaws.

Notice of Meeting

Alberta. Under Alberta law, notice of any meeting of shareholders must be sent not less than 21 days and not more than 50 days before a meeting to each shareholder entitled to vote at the meeting, each director, and the auditor of the corporation and shall specify the time and place of the meeting, as well as the nature of any business in sufficient detail to permit the shareholder to form a reasoned judgment on that business and the text of any special resolution to be submitted at the meeting.

Delaware. Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting and shall specify the place, date, hour and purpose or purposes of the meeting.

Voting Rights

Alberta. Each shareholder of the Company is entitled to one vote per share. Under the ABCA, the vote of a majority of shares voted on any matter (including the election of directors) at a meeting of shareholders at which a quorum is present is the act of such shareholders on the matter, unless the vote of a greater number is required by law or by the articles of the corporation.

Shareholders as of the record date for the meeting are entitled to vote at the meeting, and the directors may fix in advance a date as the record date for that determination of shareholders, but that record date shall not precede by more than 50 days or by less than 21 days the date on which the meeting is to be held. If no record date is fixed, the record date for the determination of shareholders entitled to receive notice of a meeting shall be at the close of business on the last business day preceding the day on which the notice is sent, or, if no notice is sent, the day on which the meeting is held.

Delaware. Under the DGCL, each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. In addition, the certificate of incorporation may provide for cumulative voting at all elections of directors of the corporation, or at elections held under specified circumstances. Either the certificate of incorporation or the bylaws may specify the number of shares and/or the amount of other securities that must be represented at a meeting in order to constitute a quorum, but in no event can a quorum consist of less than one-third of the shares entitled to vote at a meeting.

Stockholders as of the record date for the meeting are entitled to vote at the meeting, and the board of directors may fix a record date that is no more than 60 nor less than 10 days before the date of the meeting, and if no record date is set then the record date is the close of business on the day next preceding the day on which notice is given, or if notice is waived then the record date is the close of business on the day next preceding the day on which the meeting is held. The determination of the stockholders of record entitled to notice or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, but the board of directors may fix a new record date for the adjourned meeting.

Shareholder Proposals

Alberta. Under the ABCA, a registered holder or beneficial owner of shares may submit to the corporation notice of any matter related to the business or affairs of the corporation that the registered holder or beneficial owner of shares proposes to raise at the meeting, and discuss at the meeting any matter in respect of which the registered holder or beneficial owner of the shares would have been entitled to submit a proposal. To be eligible to make a proposal a person must: (a) be a registered holder or beneficial owner of at least one percent (1%) of all issued voting shares of the corporation for at least six months or with a fair market value of a least $2,000 for at least six months; (b) have the support of other registered holders or beneficial owners of shares of at least five percent of the issued voting shares of the corporation; (c) provide to the corporation his or her name and address and the names and addresses of those registered holders or beneficial owners of shares who support the proposal; and (d) continue to hold or own the prescribed number of shares up to and including the day of the meeting at which the proposal is to be made.

Delaware. Delaware law does not specifically grant stockholders the right to bring business before an annual or special meeting of stockholders. However, if a Delaware corporation is subject to the SEC’s proxy rules, a stockholder who owns at least $2,000 in market value, or 1% of the corporation’s securities entitled to vote, may propose a matter for a vote at an annual or special meeting in accordance with those rules.

Action by Written Consent

Alberta. Under Alberta law, a written resolution signed by all the shareholders of the corporation who would have been entitled to vote on the resolution at a meeting is effective to approve the resolution.

Delaware. Under Delaware law, a written consent signed by stockholders having not less than the minimum number of votes that would be required to authorize or take such action is effective to approve such action. However, publicly listed companies do not typically permit stockholders of a corporation to take action by written consent.

Appraisal Rights

Alberta. The ABCA provides that shareholders of a corporation are entitled to exercise dissent rights and to be paid the fair value of their shares in connection with specified matters, including:

•	any amalgamation with another corporation (other than with certain affiliated corporations);

•

an amendment to the corporation’s articles to add, change or remove any provisions restricting or constraining the issue or transfer of shares of the class in respect of which a shareholder is dissenting;

•	an amendment to the corporation’s articles to add or remove an express statement establishing the unlimited liability of shareholders;

•	an amendment to the corporation’s articles to add, change or remove any restriction upon the business or businesses that the corporation may carry on;

•	a continuance under the laws of another jurisdiction;

•	a sale, lease or exchange of all, or substantially all, of the property of the corporation other than in the ordinary course of business; and

•	certain amendments to the articles of a corporation which require a separate class or series vote by a holder of shares of any class or series.

Delaware. The DGCL provides for stockholder appraisal rights, or the right to demand payment in cash of the judicially determined fair value of the stockholder’s shares, in connection with certain mergers and consolidations.

Compulsory Acquisition

Alberta. The ABCA provides that if, within 120 days after the making of an offer to acquire shares, or any class of shares, of a corporation, the offer is accepted by the holders of not less than 90% of the shares (other than the shares held by the offeror or an affiliate of the offeror) of any class of shares to which the offer relates, the offeror is entitled, upon giving proper notice within 180 days after the date of the offer, to acquire (on the same terms on which the offeror acquired shares from those holders of shares who accepted the offer) the shares held by those holders of shares of that class who did not accept the offer. Offerees may apply to the court, within 20 days of the offeror paying the money or transferring the consideration for the shares, and the court may set a different price or terms of payment and may make any consequential orders or directions as it considers appropriate.

Delaware. Under the DGCL, mergers in which one corporation owns 90% or more of each class of stock of a second corporation may be completed without the vote of the second corporation’s board of directors or shareholders.

Shareholder Suits

Alberta. Under Alberta law, a “complainant” may bring an action in the name of and on behalf of a corporation or any of its affiliates, or intervene in an existing action to which the corporation is a party, if the complainant has given reasonable notice to the directors of the corporation and the complainant satisfies the court that:

•	the directors of the corporation will not bring, diligently prosecute or defend or discontinue the action;

•	the complainant is acting in good faith; and

•	it appears to be in the interest of the corporation that the action be brought, prosecuted, defended or discontinued.

In connection with any derivative action initiated by the complainant, the court may at any time make any order it thinks fit.

Delaware. Under the DGCL, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if that person was a stockholder at the time of the transaction which is the subject of the suit. In addition, under Delaware case law, the plaintiff normally must be a stockholder at the time of the transaction that is the subject of the suit and throughout the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff in court, unless such a demand would be futile.

Oppression Remedy

Alberta. Alberta law provides an oppression remedy that allows a “complainant” who is:

•	a present or former registered or beneficial securityholder of the corporation or its affiliates;

•	a present or former director or officer of the corporation or its affiliates; and

•	any other person who in in the discretion of the court is a proper person to make the application;

to apply to the court for relief where:

•	any act or omission of the corporation or any of its affiliates effects a result;

•	the business or affairs of the corporation or any of its affiliates are or have been carried on or conducted in a manner; or

•	the powers of the directors of the corporation or any of its affiliates are or have been exercised in a manner,

that is oppressive or unfairly prejudicial to or that unfairly disregards the interest of a shareholder, creditor, director or officer. Alberta law permits a court to make any interim or final order it thinks fit to rectify the matters complained of in the application for relief.

Delaware. There is no remedy under the DGCL for oppression. However, minority stockholders may bring oppression-like claims based on other legal principles.

Repurchase of Shares

Alberta. Under the ABCA, a corporation may purchase or otherwise acquire shares issued by it if there are no reasonable grounds for believing that:

•	the corporation is, or would after the payment be, unable to pay its liabilities as they become due; or

•	the realizable value of the corporation’s assets would after the payment be less than the aggregate of its liabilities and stated capital of all classes.

Delaware. Under the DGCL, a corporation may purchase or redeem its own shares unless the capital of the corporation is impaired or the purchase or redemption would cause an impairment of the capital of the corporation. A Delaware corporation may, however, purchase or redeem out of capital any of its preferred shares or, if no preferred shares are outstanding, any of its own shares if such shares will be retired upon acquisition and the capital of the corporation will be reduced in accordance with specified limitations.

Anti-Takeover Provisions

Alberta. Alberta law does not provide anti-takeover provisions.

Delaware. In addition to other aspects of Delaware law governing fiduciary duties of directors during a potential takeover, the DGCL also contains a business combination statute that protects Delaware companies from hostile takeovers and from actions following the takeover by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.

Section 203 of the DGCL prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder that beneficially owns 15% or more of a corporation’s voting stock, within three years after the person becomes an interested stockholder, unless:

•	the transaction that will cause the person to become an interested stockholder is approved by the board of directors of the target prior to the transaction;

•

after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and officers of interested stockholders and shares owned by specified employee benefit plans; or

•

after the person becomes an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested stockholder.

A Delaware corporation may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the corporation or an amendment to the original certificate of incorporation or to the bylaws of the company, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the board of directors of the corporation. Such an amendment is not effective until 12 months following its adoption.

Inspection of Books and Records

Alberta. Under the ABCA, any shareholder of a corporation their agents and legal representatives may examine the records of the corporation during the usual business hours of the corporation free of charge.

Delaware. Under the DGCL, any stockholder may inspect certain of the corporation’s books and records, for any proper purpose, during the corporation’s usual hours of business.

Pre-Emptive Rights

Alberta. Under the ABCA, shareholders have no pre-emptive rights to subscribe for additional issuances of shares unless such rights are expressly provided in the articles of the corporation or its unanimous shareholders agreement. Notwithstanding that the articles or unanimous shareholders agreement may provide a pre-emptive right, shareholders have no pre-emptive right in respect of shares to be issued:

•	for a consideration other than money;

•	as a share dividend; or

•	pursuant to the exercise of conversion privileges, options or rights previously granted by the corporation.

Delaware. Under the DGCL, stockholders have no pre-emptive rights to subscribe for additional issues of stock or to any security convertible into such stock unless, and to the extent that, such rights are expressly provided for in the certificate of incorporation.

Dividends

Alberta. Under the ABCA, a corporation may pay dividends on its shares unless there are reasonable grounds for believing that after such payment either:

•	the Corporation is, or would after the payment be, unable to pay its liabilities as they become due; or

•	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities and stated capital of all classes of shares.

Delaware. Under the DGCL, a Delaware corporation may pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, without regard to their historical book value. Dividends may be paid in the form of shares, property or cash.

Shareholder Vote on Certain Transactions

Alberta. Under the ABCA, certain extraordinary corporate actions, such as amalgamations (other than with certain affiliated corporations), continuances and sales, leases or exchanges of all, or substantially all, of the property of a corporation other than in the ordinary course of business, and other extraordinary corporate actions such as liquidations, dissolutions and (if ordered by a court) arrangements, are required to be approved by “special resolution”.

•

A “special resolution” is a resolution passed by not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution or signed by all shareholders entitled to vote on the resolution. A quorum with respect to a special resolution is a majority of the outstanding common shares unless otherwise specified in the corporation’s by-laws.

•

In specified cases, a special resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a class or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights.

•	In specified extraordinary corporate actions, all shares have a vote, whether or not they generally vote and, in certain cases, have separate class votes.

Arrangements are permitted under the ABCA. In general, a plan of arrangement is approved by a corporation’s board of directors and then is submitted to a court for approval. It is customary for a company in such circumstances to apply to a court initially for an interim order governing various procedural matters prior to calling any security holder meeting to consider the proposed arrangement. Plans of arrangement involving shareholders must be approved by a majority of at least two-thirds of the votes cast by the shareholders voting on the resolution. The court may, in respect of an arrangement proposed with persons other than shareholders and creditors, require that those persons approve the arrangement in the manner and to the extent required by the court. The court determines, among other things, to whom notice shall be given and whether, and in what manner, approval of any person is to be obtained and also determines whether any shareholders may dissent from the proposed arrangement and receive payment of the fair value of their shares. Following compliance with the procedural steps contemplated in any such interim order (including as to obtaining security holder approval), the court would conduct a final hearing, which would, among other things, assess the fairness of the arrangement and approve or reject the proposed arrangement

Delaware. Under the DGCL, the vote of a majority of the outstanding shares of capital stock entitled to vote thereon generally is necessary to approve a merger or consolidation or the sale of all or substantially all of the assets of a corporation. The DGCL permits a corporation to include in its certificate of incorporation a provision requiring for any corporate action the vote of a larger portion of the stock or of any class or series of stock than would otherwise be required. However, under the DGCL, no vote of the stockholders of a surviving corporation to a merger is needed, unless required by the certificate of incorporation, if (1) the agreement of merger does not amend in any respect the certificate of incorporation of the surviving corporation, (2) the shares of stock of the surviving corporation are not changed in the merger and (3) the number of shares of common stock of the surviving corporation into which any other shares, securities or obligations to be issued in the merger may be converted does not exceed 20% of the surviving corporation’s common stock outstanding immediately prior to the effective date of the merger. In addition, stockholders may not be entitled to vote in certain mergers with other corporations that own 90% or more of the outstanding shares of each class of stock of such corporation, but the stockholders will be entitled to appraisal rights.

Blank Check Preferred Stock/Shares

Alberta. Under the Company’s articles, the preferred shares may be issued in one or more series. Accordingly, the board of directors is authorized, without shareholder approval, but subject to the provisions of the ABCA, to determine the maximum number of shares of each series, create an identifying name for each series and attach such special rights or restrictions, including dividend, liquidation and voting rights, as the board of directors may determine, and such special rights or restrictions, including dividend, liquidation and voting rights, may be superior to those of the common shares. Under the ABCA, each share of a series of shares must have the same special rights or restrictions as are attached to every other share of that series of shares. In addition, the special rights or restrictions attached to shares of a series of shares must be consistent with the special rights or restrictions attached to the class of shares of which the series of shares is part.

The ABCA does not prohibit a corporation from adopting a shareholder rights plan, or “poison pill,” which could prevent a takeover attempt and also preclude shareholders from realizing a potential premium over the market value of their shares

Delaware. Under the DGCL, the certificate of incorporation of a corporation may give the board the right to issue new classes of preferred shares with voting, conversion, dividend distribution, and other rights to be determined by the board at the time of issuance, which could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares.

Like the ABCA, the DGCL does not prohibit a corporation from adopting a “poison pill.”

Amendments to Governing Documents

Alberta. Under Alberta law, the approval of at least two-thirds of the votes cast at a shareholder meeting is required to amend the articles of the corporation. Alberta law may also require the separate approval by the holders of a class or series of shares for certain amendments to governing documents. The ABCA also requires the creation, amendment or repeal of by-laws to be approved by a majority of the votes of the shareholders of the corporation at the next shareholder meeting.

Delaware. Under the DGCL, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors.

PRE-CLOSING ARRANGEMENT

In connection with this offering, we intend to implement a plan of arrangement, or the Plan of Arrangement, under the ABCA. A plan of arrangement is a statutory procedure requiring shareholder and court approval which allows companies to effect certain corporate steps, including amendments to articles. On June 27, 2019, the Pre-IPO Securityholders approved the Plan of Arrangement and, on June 3, 2019, the final approval of the Alberta court was obtained. Provided that this offering is completed on or before June 30, 2021, the Plan of Arrangement will give effect to the following:

•

Pre-IPO Securityholders will be deemed a party to a transfer undertaking in favor of the Company pursuant to which Pre-IPO Securityholders will not be permitted to transfer their common shares (including common shares, if any, issuable pursuant to any warrants) held by them prior to the completion of the offering, subject to limited exceptions, for a period of twelve months from completion of the offering, except as follows:

•

25% of the common shares held by each Pre-IPO Securityholder will be released on the first business day in the City of Calgary, in the Province of Alberta that is three months after the completion of the offering;

•

25% of the common shares held by each Pre-IPO Securityholder will be released on the first business day in the City of Calgary, in the Province of Alberta that is six months after the completion of the offering;

•

25% of the common shares held by each Pre-IPO Securityholder will be released on the first business day in the City of Calgary, in the Province of Alberta that is nine months after the completion of the offering; and

•

the remaining 25% of common shares held by each Pre-IPO Securityholder will be released on the first business day in the City of Calgary, in the Province of Alberta that is twelve months after the completion of the offering.

•	The articles of the Company will be amended to remove transfer restrictions on its authorized share capital which would not be permitted under the ABCA once the Company is public.

The transfer undertaking described above is intended to replicate the terms of a lock-up agreement that would typically be entered into by pre-IPO equity holders in favor of the underwriters. In the underwriting agreement, the Company will agree not to waive the transfer undertaking without the consent of certain of the underwriters.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our common shares. Future sales of our common shares in the public market, or the availability for sale of substantial amounts of our common shares in the public market, could adversely affect prevailing market prices and could impair our ability to raise equity capital in the future.

Upon closing of this offering, we will have              shares outstanding, assuming the conversion of the full aggregate principal amount of 8% Convertible Notes into              common shares and no exercise of the underwriters’ over-allotment option. All shares issued in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial numbers of our shares in the public market could adversely affect prevailing market prices of our common shares. While we have applied to list our common shares on the Nasdaq, we cannot assure you that a regular trading market will develop in our common shares.

Lock-Up Arrangements

Pursuant to certain “lock-up” arrangements, we have agreed not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic consequence of ownership of, directly or indirectly, or make any demand or request or exercise any right with respect to the registration of, or confidentially submit or file with the SEC a registration statement under the Securities Act relating to, any common share or securities convertible into or exchangeable or exercisable for any common share for a period of                                  after the date of the pricing of the offering. This lock-up provision applies to common shares and to securities convertible into or exchangeable or exercisable for common shares.

On completion of the offering, and subject to the requisite approvals of the Alberta court and Pre-IPO Securityholders, Pre-IPO Securityholders will be deemed subject to a transfer undertaking in favor of the Company. See “Pre-Closing Arrangement”.

Holders of the 8% Convertible Notes will not be permitted to lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any common shares held by such holders prior to the closing of this offering or any common shares that may be issued on conversion of the 8% Convertible Notes, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such common shares, subject to certain customary exceptions, for a period of time as follows: 25% of such common shares shall be subject to the foregoing restrictions for 90 days following the date of effectiveness of the registration statement and the remaining 75% of such shares shall be subject to the foregoing restrictions for 180 days following the date of this prospectus. For greater certainty, any common shares held by holders of the 8% Convertible Notes immediately prior to the offering shall be subject to the transfer undertaking described under “Pre-Closing Arrangement.” See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Commitments and Obligations—8% Convertible Notes”. Common shares issued to holders of the 12% Convertible Notes upon conversion of such notes will be freely transferable and not subject to any transfer restrictions.

Rule 144

Rule 144 provides an exemption from the registration requirements of the Securities Act for restricted securities and securities held by certain affiliates of an issuer being sold in the United States, to U.S. persons or through U.S. securities markets. In general, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, a person (or persons whose securities are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our “affiliates”, is entitled to sell such securities in the U.S. public market without complying with the manner of sale, volume limitation or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the securities proposed to be sold for at least one year, including the holding period of any prior owner other than “affiliates”, then such person is entitled to sell such securities in the public market without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our “affiliates”, as defined in Rule 144, who have beneficially owned the securities proposed to be sold for at least six months are entitled to sell in the public market, and within any three-month period, a number of those securities that does not exceed the greater of:

•	1% of the number of shares then outstanding, which will equal approximately immediately after this offering; or

•	the average weekly trading volume of our shares on the Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Such sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares acquired pursuant to Rule 701 in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who, prior to the closing of this offering, purchased or may purchase shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all of the Rule 701 shares will be subject to a transfer undertaking as described in this prospectus and in the section titled “Pre-Closing Arrangement” and will become eligible for sale upon the expiration of the restrictions.

Regulation S

Regulation S under the Securities Act provides that shares owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our shares may be sold outside the United States without registration in the United States being required.

Canadian Resale Restrictions

Any sale of any of our shares in Canada which constitutes a “control distribution” under Canadian securities laws (generally a sale by a person or a group of persons holding more than 20% of our outstanding voting securities) will be subject to restrictions under Canadian securities laws in addition to those restrictions noted above, unless the sale is qualified under a prospectus filed with Canadian securities regulatory authorities, or if prior notice of the sale is filed with the Canadian securities regulatory authorities at least seven days before any sale and there has been compliance with certain other requirements and restrictions regarding the manner of sale, payment of commissions, reporting and availability of current public information about us and compliance with applicable Canadian securities laws.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. PERSONS

The following is a general discussion of the principal U.S. federal income tax consequences of the acquisition, ownership and disposition of our common shares that are generally applicable to a U.S. Holder, as defined below, with respect to shares that a U.S. Holder acquires pursuant to this Offering. This summary assumes that the shares are held as capital assets (generally, property held for investment), within the meaning of the U.S. Internal Revenue Code of 1986, as amended, or the Code, in the hands of a U.S. Holder at all relevant times. This discussion is based on the Code, final, temporary and proposed Treasury regulations thereunder, or the Treasury Regulations, pertinent judicial decisions, interpretive rulings of the U.S. Internal Revenue Service, or the IRS, and such other authorities as we have considered relevant. Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, may result in U.S. federal income tax consequences significantly different from those discussed herein. This discussion is not binding on the IRS. No ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. federal tax consequences discussed herein. There can be no assurance that the IRS will not challenge any of the conclusions described herein or that a U.S. court will not sustain such a challenge.

This discussion does not address the U.S. federal income tax consequences to U.S. Holders subject to special rules, including U.S. Holders that (i) are banks, financial institutions, or insurance companies, (ii) are regulated investment companies or real estate investment trusts, (iii) are brokers, dealers, or traders in securities or currencies, (iv) are tax-exempt organizations, (v) are governments or agencies or instrumentalities thereof, (vi) elect to mark their securities to market, (vii) are subject to special tax accounting rules as a result of any item of income with respect to the shares being taken into account in an “applicable financial statement” (as defined in Section 451 of the Code), (viii) hold the shares as part of hedges, straddles, constructive sales, conversion transactions, or other integrated investments, (ix) acquire the shares as compensation for services or through the exercise or cancellation of employee stock options or warrants, (x) have a functional currency other than the U.S. dollar, (xi) own or have owned directly, indirectly, or constructively, shares of the Company representing 10% or more of the voting power or value of the Company, or (xii) are subject to the alternative minimum tax.

In addition, this discussion does not address tax considerations relevant to U.S. Holders under any non-U.S., state or local tax laws, the Medicare tax on net investment income, U.S. federal estate, gift tax, or other non-income tax, or the alternative minimum tax. Each U.S. Holder is urged to consult its tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in the shares.

As used herein, “U.S. Holder” means a beneficial owner of common shares that is (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation (or other entity taxable as a corporation for U.S. federal tax purposes) created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust that (a) is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a pass-through entity, including a partnership or other entity taxable as a partnership for U.S. federal income tax purposes, holds common shares, the U.S. federal income tax treatment of an owner or partner generally will depend on the status of such owner or partner and on the activities of the pass-through entity. A U.S. person that is an owner or partner of a pass-through entity holding the shares is urged to consult its own tax advisor.

Distributions on the Shares

Subject to the PFIC rules discussed below, the gross amount of any distribution paid by the Company will generally be subject to U.S. federal income tax as foreign source dividend income to the extent paid out of the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such amount will be includable in gross income by a U.S. Holder as ordinary income on the date that such U.S. Holder actually or constructively receives the distribution in accordance with such holder’s regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by the Company in property other than cash will be the fair market value (determined in U.S. dollars) of such property on the date of the distribution. Because the Company does not intend to calculate its earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be treated as a dividend for U.S. federal income tax purposes. Dividends paid by the Company will not be eligible for the dividends received deduction allowed to corporations.

To the extent that a distribution exceeds the amount of the Company’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in a U.S. Holder’s adjusted basis in the shares held by such U.S. Holder (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of the shares), with any amount that exceeds such U.S. Holder’s adjusted basis being taxed as a capital gain recognized on a sale or exchange (as discussed below).

So long as the shares are listed on the Nasdaq or the Company is eligible for benefits under the Income Tax Convention between the U.S. and Canada, dividends a U.S. Holder receives from the Company will be “qualified dividend income” if certain holding period and other requirements (including a requirement that the Company is not a PFIC in the year of the dividend or the immediately preceding year) are met. Qualified dividend income of an individual or other non-corporate U.S. Holder is subject to a reduced maximum U.S. federal income tax rate. However, if the Company is a PFIC in the year of the dividend or was a PFIC in the immediately preceding year, distributions on the shares will not constitute “qualified dividend income” eligible for the preferential tax rates described above.

Subject to certain limitations, Canadian tax withheld with respect to distributions made on the shares may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Alternatively, a U.S. Holder may, subject to applicable limitations, elect to deduct the otherwise creditable Canadian withholding taxes for U.S. federal income tax purposes. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon a U.S. Holder’s particular circumstances. Accordingly, a U.S. Holder is urged to consult its tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

Sale, Exchange or Other Taxable Disposition of the Shares

Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize gain or loss upon the taxable sale, exchange or other disposition of the shares in an amount equal to the difference between (i) the U.S. dollar value of the amount realized upon the sale, exchange or other taxable disposition and (ii) such U.S. Holder’s adjusted tax basis in the shares. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, such U.S. Holder has held the shares for more than one year. If such U.S. Holder is an individual or other non-corporate U.S. Holder, long-term capital gains will be subject to a reduced maximum U.S. federal income tax rate. The deductibility of capital losses is subject to limitations under the Code. Gain or loss, if any, that a U.S. Holder realizes upon a sale, exchange or other taxable disposition of the shares generally will be treated as having a U.S. source for U.S. foreign tax credit limitation purposes.

PFIC Rules

A non-U.S. corporation, such as the Company, will be classified as a PFIC for U.S. federal income tax purposes for a taxable year, if either (a) 75% or more of the gross income of the Company consists of certain types of passive income (which we refer to as the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income. The value of the Company’s assets for this purpose is expected to be based, in part, on the quarterly average of the fair market value of such assets (which we refer to as the “asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold. “Passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions, but does not include active business gains arising from the sale of certain commodities.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain “related persons” (as defined in the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Based on the projected composition of the Company’s assets and income, the Company does not believe that is was a PFIC for the taxable year ending December 31, 2018, and the Company does not anticipate becoming a PFIC for the current taxable year. Although the Company does not anticipate becoming a PFIC, because the value of the Company’s assets for purposes of the PFIC asset test generally should be determined by reference to the market price of the shares, it is possible that fluctuations in the market price of the shares may cause the Company to become a PFIC for the current or any subsequent taxable year. The determination of whether the Company will become a PFIC will also depend, in part, on the composition of its income and assets, which will be affected by how, and how quickly, the Company uses its liquid assets and the cash raised in this offering. Whether the Company is a PFIC is a factual determination and the Company must make a separate determination each taxable year as to whether it is a PFIC (after the close of each taxable year). Accordingly, the Company cannot assure holders that it was not a PFIC for the taxable year ending December 31, 2018 or that is will not be a PFIC during the current or any future taxable year. If the Company is classified as a PFIC for any taxable year during which a U.S. Holder holds shares, the Company will continue to be treated as a PFIC, unless the U.S. Holder makes certain elections, for all succeeding years, even if the Company ceases to qualify as a PFIC under the rules set forth above.

If the Company is considered a PFIC at any time that a U.S. Holder holds shares, any gain recognized by the U.S. Holder on a sale or other disposition of the shares, as well as the amount of any “excess distribution” (defined below) received by the U.S. Holder, would be allocated ratably over the U.S. Holder’s holding period for the shares. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For the purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on shares exceeds 125% of the average of the annual distributions on the shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment or a “qualified electing fund” election) of the shares if the Company is considered a PFIC. However, the Company does not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder holds shares during any taxable year that the Company is a PFIC, such holder must file an annual report with the IRS, subject to certain exceptions based on the value of the shares held.

Holders are urged to consult their tax advisor concerning the U.S. federal income tax consequences of purchasing, holding, and disposing shares if the Company is or becomes a PFIC, including the possibility of making any election that may be available under the PFIC rules (including a mark-to-market election), which may mitigate the adverse U.S. federal income tax consequences of holding shares of a PFIC.

Receipt of Foreign Currency

The U.S. dollar value of any cash distribution made in Canadian dollars to a U.S. Holder will be calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the distribution, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. For U.S. Holders following the accrual method of accounting, the amount realized on a disposition of the shares for an amount in Canadian dollars will be the U.S. dollar value of this amount on the date of disposition. On the settlement date, such U.S. Holder will recognize U.S. source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of shares traded on an established securities market that are sold by a cash method U.S. Holder (or an accrual method U.S. Holder that so elects), the amount realized will be based on the spot rate in effect on the settlement date for the disposition, and no exchange gain or loss will be recognized at that time. A U.S. Holder will generally have a basis in Canadian dollars equal to their U.S. dollar value on the date of receipt of such distribution, on the date of disposition, or, in the case of cash method U.S. Holders (and accrual method U.S. Holders that so elects), on the date of settlement. Any U.S. Holder that receives payment in Canadian dollars and converts or disposes of the Canadian dollars after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss and that generally will be U.S. source income or loss for foreign tax credit purposes. U.S. Holders are urged to consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information with Respect to Foreign Financial Assets

Individuals and certain entities that own “specified foreign financial assets”, generally with an aggregate value in excess of $50,000 are generally required to file an information report on IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to such assets with their tax returns for each year in which they hold shares. “Specified foreign financial assets” include any financial accounts maintained by certain foreign financial institutions, as well as securities issued by non-U.S. persons if they are not held in accounts maintained by financial institutions. U.S. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the shares.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends paid to a U.S. Holder in respect of the shares and the proceeds received by such U.S. Holder from the sale, exchange or other disposition of the shares within the United States unless such U.S. Holder is a corporation or other exempt recipient. Backup withholding may apply to such payments if a U.S. Holder fails to provide a taxpayer identification number or certification of exempt status or fails to report dividend and interest income in full. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

CANADIAN TAX IMPLICATIONS FOR NON-CANADIAN HOLDERS

The following summary describes, as of the date hereof, the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires, as a beneficial owner, common shares pursuant to this offering and who, at all relevant times, for the purposes of the application of the Income Tax Act (Canada) and the Income Tax Regulations, or, collectively, the Canadian Tax Act, (1) is not, and is not deemed to be, resident in Canada for purposes of the Canadian Tax Act and any applicable income tax treaty or convention; (2) deals at arm’s length with us; (3) is not affiliated with us; (4) does not use or hold, and is not deemed to use or hold, common shares in a business carried on in Canada; (5) has not entered into, with respect to the common shares, a “derivative forward agreement” as that term is defined in the Canadian Tax Act and (6) holds the common shares as capital property, such holder, a Non-Canadian Holder. Special rules, which are not discussed in this summary, may apply to a Non-Canadian Holder that is an insurer carrying on an insurance business in Canada and elsewhere.

This summary is based on the current provisions of the Canadian Tax Act, and an understanding of the current administrative policies of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals, or Proposed Amendments, to amend the Canadian Tax Act and the Canada-United States Tax Convention (1980), as amended, or the Canada-U.S. Tax Treaty, publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, you should consult your own tax advisor with respect to your particular circumstances.

Generally, for purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of the common shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Canadian Tax Act. The amount of any dividends required to be included in the income of, and capital gains or capital losses realized by, a Non-Canadian Holder may be affected by fluctuations in the Canadian exchange rate.

Dividends

Dividends paid or credited on the common shares or deemed to be paid or credited on the common shares to a Non-Canadian Holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Canadian Holder is entitled under any applicable income tax convention between Canada and the country in which the Non-Canadian Holder is resident. For example, under the Canada-U.S. Tax Treaty, where dividends on the common shares are considered to be paid to or derived by a Non-Canadian Holder that is a beneficial owner of the dividends and is a U.S. resident for the purposes of, and is entitled to benefits of, the Canada-U.S. Tax Treaty, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Dispositions

A Non-Canadian Holder will not be subject to tax under the Canadian Tax Act on any capital gain realized on a disposition or deemed disposition of a Common Share, unless the common shares are “taxable Canadian property” to the Non-Canadian Holder for purposes of the Canadian Tax Act and the Non-Canadian Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Canadian Holder is resident.

Generally, the common shares will not constitute “taxable Canadian property” to a Non-Canadian Holder at a particular time provided that the common shares are listed at that time on a “designated stock exchange” (as defined in the Canadian Tax Act), which includes the Nasdaq, unless at any particular time during the 60-month period that ends at that time (i) one or any combination of (a) the Non-Canadian Holder, (b) persons with whom the Non-Canadian Holder does not deal at arm’s length, and (c) partnerships in which the Non-Canadian Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, has owned 25% or more of the issued shares of any class or series of our capital stock, and (ii) more than 50% of the fair market value of the common shares was derived, directly or indirectly, from one or any combination of: (i) real or immoveable property situated in Canada, (ii) “Canadian resource properties” (as defined in the Canadian Tax Act), (iii) “timber resource properties” (as defined in the Canadian Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Canadian Tax Act, common shares could be deemed to be “taxable Canadian property.” Non-Canadian Holders whose common shares may constitute “taxable Canadian property” should consult their own tax advisors.

CANADIAN TAX IMPLICATIONS FOR CANADIAN HOLDERS

The following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Canadian Tax Act generally applicable to a holder who acquires, as a beneficial owner, common shares issued pursuant to the offering and who, at all relevant times, for purposes of the Canadian Tax Act: (a) is resident or deemed to be resident in Canada; (b) holds the common shares as capital property; and (c) deals at arm’s length with the Company and the Underwriters and is not affiliated with the Company and the Underwriters, or a Holder. Generally, the common shares will be capital property to a Holder unless they are held or acquired in the course of carrying on a business or as part of an adventure or concern in the nature of trade. Certain Holders whose common shares do not otherwise qualify as capital property may in certain circumstances make an irrevocable election in accordance with subsection 39(4) of the Canadian Tax Act to have their common shares, and every other “Canadian security” (as defined in the Canadian Tax Act) owned by such Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property.

This summary is not applicable to a Holder: (a) that is a “financial institution”, as defined in the Tax Act for purposes of the mark-to-market rules; (b) an interest in which is a “tax shelter investment”, as defined in the Canadian Tax Act; (c) that is a “specified financial institution”, as defined in the Canadian Tax Act; (d) that has made an election under the Canadian Tax Act to determine its Canadian tax results in a foreign currency; (e) that has entered or will enter into a “derivative forward agreement” or a “synthetic disposition arrangement”, each as defined in the Canadian Tax Act, with respect to its common shares; (f) that receives dividends on the common shares under or as part of a “dividend rental arrangement”, as defined in the Canadian Tax Act; or (g) that is a corporation that is or becomes, or does not deal at arm’s length for purposes of the Canadian Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the common shares, controlled by a non-resident corporation for purposes of the “foreign affiliate dumping” rules section 212.3 of the Canadian Tax Act. Such Holders should consult their own tax advisors.

In addition, this summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of common shares.

This summary is based on the facts set out in this prospectus, the current provisions of the Canadian Tax Act, all specific proposals to amend the Canadian Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of hereof, or Tax Proposals, and an understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency. This summary assumes that all Canadian Tax Proposals will be enacted in the form proposed, however no assurance can be made that the Canadian Tax Proposals will be enacted in the form proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, other than the Canadian Tax Proposals, does not take into account or anticipate any changes in law or in administrative policy or assessing practice, whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in the common shares. The income and other tax consequences of acquiring, holding or disposing of common shares will vary depending on a Holder’s particular status and circumstances, including the province or territory in which the Holder resides or carries on business. This summary is not intended to be, nor should it construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to an investment in the common shares having regard to their particular circumstances.

Dividends on Common Shares

In the case of a Holder who is an individual (excluding certain trusts), dividends received or deemed to be received on the common shares will be included in computing the Holder’s income for the taxation year in which such dividends are received and will be subject to the gross-up and dividend tax credit rules of the Canadian Tax Act that apply to taxable dividends received from “taxable Canadian corporations”. Provided that appropriate designations are made by the Company, such dividend will be treated as an “eligible dividend” for the purposes of the Canadian Tax Act and will be subject to an enhanced gross-up and enhanced dividend tax credit in respect of such dividend. There may be limitations on the Company’s ability to designate dividends and deemed dividends as eligible dividends.

Dividends received or deemed to be received on the common shares by a Holder that is a corporation will be required to be included in computing the corporation’s income for the taxation year in which such dividends are received, but such dividends will generally be deductible in computing the corporation’s taxable income. In certain circumstances, subsection 55(2) of the Canadian Tax Act will treat a taxable dividend received by a Holder that is a corporation as proceeds of disposition or a capital gain. Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Holder that is a “private corporation” or a “subject corporation” (each as defined in the Canadian Tax Act) will generally be liable under Part IV of the Canadian Tax Act to pay a refundable tax on dividends received or deemed to be received on the common shares to the extent that such dividends are deductible in computing the Holder’s taxable income for the taxation year.

Dividends received by a Holder who is an individual (excluding certain trusts) may result in such Holder being liable for minimum tax under the Canadian Tax Act. Holders who are individuals should consult their own tax advisors in this regard.

Dispositions of Common Shares

On the disposition or deemed disposition of common shares by a Holder, the Holder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition in respect of such common shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the common shares to the Holder immediately before the disposition or deemed disposition.

The adjusted cost base to the Holder of a common share acquired pursuant to this offering will be determined by averaging the cost of such common share with the adjusted cost base of the other common shares owned by the Holder as capital property at that time.

Taxation of Capital Gains and Capital Losses

Generally, one-half of the amount of any capital gain, or a taxable capital gain, realized by a Holder on a disposition of common shares in a taxation year must be included in computing such Holder’s income for that year, and one-half of any capital loss, or an allowable capital loss, realized by a Holder on a disposition of common shares in a taxation year must be deducted from any taxable capital gains realized by the Holder in the year, subject to and in accordance with the provisions of the Canadian Tax Act. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against net taxable capital gains realized in such years, subject to and in accordance with the provisions of the Canadian Tax Act.

The amount of any capital loss realized by a Holder that is a corporation on the disposition of a common share may be reduced by the amount of any dividends received (or deemed to be received) by the Holder on such common share to the extent and under the circumstances prescribed by the Canadian Tax Act.

Similar rules may apply where a common share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Holders should consult their own tax advisors.

A capital gain realized by a Holder who is an individual or trust (other than certain specified trusts) may give rise to a liability for alternative minimum tax.

UNDERWRITING

We and the underwriters for the offering named below have entered into an underwriting agreement, dated                , with respect to the shares being offered. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us the number of shares set forth opposite its name below at a price of US$                per share payable in cash on the closing date of this offering. Cowen and Company, LLC, BMO Nesbitt Burns Inc. and                 are the representatives of the underwriters.

Underwriter	Number of Shares
Cowen and Company, LLC
BMO Nesbitt Burns Inc.
Barclays Capital Canada Inc.

Total

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the delivery of certain documents and legal opinions. Under the terms of the underwriting agreement, the underwriters may, at their discretion, terminate the underwriting agreement upon the occurrence of certain events, including “material change out”, “disaster out”, “proceedings to restrict distribution out” and “non-compliance with conditions out” clauses. The underwriters, however, are obligated to take and pay for all of the common shares being offered, if any are taken, other than those shares covered by the over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The offering is being made concurrently in the United States and in each of the provinces and territories of Canada, other than the province of Quebec. The common shares will be offered in the United States through those underwriters who are registered to offer the common shares for the sale in the United States and such other registered dealers as may be designated by the underwriters. The common shares will be offered in each of the provinces and territories of Canada, other than the province of Quebec, through those underwriters or their Canadian affiliates who are registered to offer the common shares for sale in such provinces and territories and such other registered dealers as may be designated by the underwriters. Subject to applicable law, the underwriters, or such other registered dealers as may be designated by the underwriters, may offer the common shares outside of the United States and Canada. Cowen and Company, LLC and                are not registered to sell securities in any Canadian jurisdiction and, accordingly, will only sell common shares outside of Canada.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the common shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Subscriptions shall be received subject to rejection or allotment in whole or in part, and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of the offering will occur on or about                 , 2019 or such other date as we and the Underwriters may agree, but in any event not later than             , 2019.

Over-allotment Option to Purchase Additional Shares

We have granted to the underwriters an option to purchase up to                additional common shares at the public offering price, less the underwriting commission. This option is exercisable for a period of 30 days from and including the date of closing of this offering. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the sale of shares offered hereby.

Directed Share Program

At our request, the underwriters have reserved for sale at the public offering price up to 5% of our common shares for sale to certain individuals, who may include our officers, directors and employees, as well as friends and family members of our officers and directors. If purchased by persons who are not officers or directors, the shares will not be subject to a lock-up restriction. If purchased by any officer or director, the shares will be subject to a 180-day lock-up restriction. The underwriters will receive the same underwriting discount on any shares purchased by these persons as they will on any other shares sold to the public in this offering. The number of our common shares available for sale to the general public in this offering, referred to as the general public shares, will be reduced to the extent these persons purchase the directed shares in the program. Any directed shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares. Likewise, to the extent demand by these persons exceeds the number of directed shares reserved for sale in the program, and there are remaining shares available for sale to these persons after the general public shares have first been offered for sale to the general public, then such remaining shares may be sold to these persons at the discretion of the underwriters. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the directed shares.

Underwriting Commission

The following table shows the public offering price, underwriting commission and proceeds, before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

We estimate that the total expenses of the offering, excluding underwriting commission, will be approximately $                and are payable by us. We also have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority, Inc., or FINRA, up to $                and certain other expenses in an amount up to $                .

Total
	Per Share	Without Over- Allotment	With Over- Allotment
Public offering price	US$	US$	US$
Underwriting commission	US$	US$	US$
Proceeds, before expenses	US$	US$	US$

The underwriters propose to offer the common shares to the public at the public offering price set forth on the cover of this prospectus. If all of the shares are not sold at the public offering price, after the underwriters have made reasonable effort to sell all of the shares at the offering price, the underwriters may change the offering price and other selling terms, and the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the shares is less than the gross proceeds paid by the underwriters to us. Any reduction in the offering price will not affect the proceeds received by us.

Discretionary Accounts

The underwriters do not intend to confirm sales of the shares to any accounts over which they have discretionary authority.

Market Information

Prior to this offering, there has been no public market for our common shares. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In addition to prevailing market conditions, the factors to be considered in these negotiations will include:

•	the history of, and prospects for, our company and the industry in which we compete;

•	our past and present financial information;

•	an assessment of our management;

•	our past and present operations, and the prospects for, and timing of, our future revenue;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for our common shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

We have applied to list our common shares on the Nasdaq in the United States under the symbol “SNDL”. Listing on the Nasdaq will be subject to us fulfilling all the listing requirements of Nasdaq.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and purchases to cover positions created by short sales.

•

Stabilizing transactions permit bids to purchase the common shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common shares while the offering is in progress.

•

Over-allotment transactions involve sales by the underwriters of the common shares in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common shares originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result, the price of our common shares in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common shares. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

In accordance with rules and policy statements of certain Canadian securities regulatory authorities and the Universal Market Integrity Rules for Canadian Marketplaces, or the UMIR, the underwriters may not, at any time during the period of distribution, bid for or purchase common shares. The foregoing restriction is, however, subject to exceptions as permitted by such rules and policy statements and UMIR. These exceptions include a bid or purchase permitted under such rules and policy statements and UMIR, relating to market stabilization and market balancing activities and a bid or purchase on behalf of a customer where the order was not solicited.

Certain of the underwriters are not U.S.-registered broker-dealers and, therefore, to the extent that they intend to effect any sales of the securities in the United States, they will do so through one or more U.S. registered broker-dealers, which may be affiliates of such underwriters, in accordance with the applicable U.S. securities laws and regulations.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our common shares on Nasdaq in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, such bid must then be lowered when specified purchase limits are exceeded.

Lock-Up Arrangements

Pursuant to certain “lock-up” arrangements, we have agreed not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic consequence of ownership of, directly or indirectly, or make any demand or request or exercise any right with respect to the registration of, or confidentially submit or file with the SEC a registration statement under the Securities Act relating to, any common share or securities convertible into or exchangeable or exercisable for any common share for a period of                     after the date of the pricing of the offering. This lock-up provision applies to common shares and to securities convertible into or exchangeable or exercisable for common shares.

On completion of the offering, and subject to the requisite approvals of the Alberta court and Pre-IPO Securityholders, Pre-IPO Securityholders will be deemed subject to a transfer undertaking in favor of the Company. The See “Pre-Closing Arrangement”.

Holders of the 8% Convertible Notes will not be permitted to lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any common shares held by such holders prior to the closing of this offering or any common shares that may be issued on conversion of the 8% Convertible Notes, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such common shares, subject to certain customary exceptions, for a period of time as follows: 25% of such common shares shall be subject to the foregoing restrictions for 90 days following the date of effectiveness of the registration statement and the remaining 75% of such shares shall be subject to the foregoing restrictions for 180 days following the date of this prospectus. For greater certainty, any common shares held by holders of the 8% Convertible Notes immediately prior to the offering shall be subject to the transfer undertaking described under “Pre-Closing Arrangement.” See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Commitments and Obligations—8% Convertible Notes”. Common shares issued to holders of the 12% Convertible Notes upon conversion of such notes will be freely transferable and not subject to any transfer restrictions.

Selling Restrictions

United Kingdom

Each of the underwriters has represented and agreed that:

•

it has not made or will not make an offer of the securities to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended), or the FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority;

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the FSMA (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

•	it has complied with and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Switzerland

The securities will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Federal Code of Obligations.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the European Prospectus Directive, each, a Relevant Member State, an offer of our shares may not be made to the public in a Relevant Member State other than:

•	to any legal entity which is a qualified investor, as defined in the European Prospectus Directive;

•

to fewer 150 natural or legal persons (other than qualified investors as defined in the European Prospectus Directive), subject to obtaining the prior consent of the relevant dealer or dealers nominated by us for any such offer, or;

•	in any other circumstances falling within Article 3(2) of the European Prospectus Directive,

provided that no such offer of our shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the European Prospectus Directive or supplement prospectus pursuant to Article 16 of the European Prospectus Directive and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and with us that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the European Prospectus Directive.

In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the European Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer or any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this description, the expression an “offer to the public” in relation to the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that Relevant Member State by any measure implementing the European Prospectus Directive in that member state, and the expression “European Prospectus Directive” means Directive 2003/71/EC (and amendments hereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on our behalf, other than offers made by the underwriters and their respective affiliates, with a view to the final placement of the securities as contemplated in this document. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of shares on our behalf or on behalf of the underwriters.

Israel

In the State of Israel, this prospectus shall not be regarded as an offer to the public to purchase our common shares under the Israeli Securities Law, 5728 – 1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728–1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions, or the Addressed Investors; or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728 – 1968, subject to certain conditions, or the Qualified Investors. The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. The company has not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728 – 1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our common shares to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728 – 1968. In particular, we may request, as a condition to be offered common shares, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728 – 1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728 – 1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728 – 1968 and the regulations promulgated thereunder in connection with the offer to be issued common shares; (iv) that the common shares that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728 – 1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728 – 1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Other Relationships

Certain of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which they have received, and may in the future receive, customary fees. In February 2019, we entered into the Bridge Facility with an affiliate of BMO Nesbitt Burns Inc. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Commitments and Obligations—Secured Debt—Bridge Facility”. Cowen and Company, LLC and BMO Nesbitt Burns Inc. served as placement agents in connection with our offering of the 8% Convertible Notes and received a cash fee for such services. In addition, Cowen TR LLC, an affiliate of Cowen and Company, LLC, purchased $5,000,000 aggregate principal amount of our 8% Convertible Notes, such amount of the 8% Convertible Notes, the Cowen Notes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Commitments and Obligations—8% Convertible Notes”. The Cowen Notes and any shares issued on conversion of the Cowen Notes will be considered underwriting compensation in connection with this offering and will be subject to lock-up restrictions, as required by FINRA Rule 5110(g)(1), and may not be sold during the offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of such securities by any person for a period of 180 days immediately following the date of effectiveness of the registration statement of which this prospectus forms a part or commencement of sales of the offering, except as provided in FINRA Rule 5110(g)(2).

EXPENSES OF THIS OFFERING

The following table sets forth the costs and expenses, other than the underwriting commission, payable by us in connection with the sale of the shares being registered. All amounts are estimates except for the SEC registration fee, the Nasdaq listing fee and the FINRA filing fee.

Item	Amount to be Paid
SEC registration fee		$15,844	(1)
Nasdaq listing fee		196,095	(1)
FINRA filing fee		20,263	(1)
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be completed by amendment.
(1)	Translated into Canadian dollars based on the daily exchange rate of $0.7649 per US$1.00 as of July 3, 2019, as reported by the Bank of Canada.

LEGAL MATTERS

The validity of the issuance of the shares offered in this prospectus and certain other matters of Canadian law will be passed upon for us by Torys LLP, Toronto, Canada. We are being represented by Shearman & Sterling LLP, Toronto, Canada, with respect to certain matters of U.S. law. Osler, Hoskin & Harcourt LLP, New York, New York is acting as U.S. and Canadian legal counsel for the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements of Sundial Growers Inc. as of December 31, 2018 and February 28, 2018 and 2017, and for the ten months ended December 31, 2018 and each of the years in the two-year period ended February 28, 2018, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The offices of KPMG LLP are located at 205–5th Avenue SW, Suite 2700, Calgary, Alberta, Canada.

The consolidated financial statements of Project Seed Topco Limited as of June 30, 2018 (Successor) and June 30, 2017, June 30, 2016 and July 1, 2015 (Predecessor), and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the period from June 5, 2017 to June 30, 2018 (Successor), for the period from July 1, 2017 to August 10, 2017 (Predecessor), for the year ended June 30, 2017 (Predecessor), and for the year ended June 30, 2016 (Predecessor) have been included herein and in the registration statement in reliance upon the report of KPMG LLP (UK), independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The offices of KPMG LLP (UK) are located at St. Nicholas House, Park Row, Nottingham, United Kingdom.

CHANGE IN THE REGISTRANT’S CERTIFYING ACCOUNTANT

Effective for the fiscal year ended December 31, 2018, MNP resigned as our independent auditors as we engaged new auditors in connection with the listing to which the registration statement of which this prospectus forms a part relates. MNP did not audit our consolidated financial statements for any period subsequent to the year ended February 28, 2018.

For the years ended February 28, 2018 and 2017, no report by MNP on our consolidated financial statements contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended February 28, 2018 and 2017, and the subsequent period through the appointment of KPMG as our auditor, (i) there were no disagreements (as that term is used in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between us and MNP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of MNP, would have caused MNP to make reference thereto in its report upon on our audited consolidated financial statements for the years ended February 28, 2018 and 2017, and (ii) there were no “reportable events” as such term is defined in Item 304(a)(1)(v) of Regulation S-K.

Effective for the fiscal year ended December 31, 2018, our board of directors appointed KPMG as our independent registered public accounting firm to audit our consolidated financial statements prepared in accordance with IFRS as issued by the IASB for the fiscal year ended December 31, 2018, and to re-audit our consolidated financial statements prepared in accordance with IFRS as issued by the IASB for the years ended February 28, 2018 and 2017.

During the fiscal years ended December 31, 2018, February 28, 2018 and February 28, 2017, and the subsequent period preceding our engagement of KPMG as our independent registered public accounting firm, we did not consult with KPMG on matters that involved the application of accounting principles to a specified transaction, the type of audit opinion that might be rendered on our consolidated financial statements or any other matter that was either the subject of a disagreement or reportable event.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of Alberta. All of our directors and officers, and some of the experts named in this prospectus, are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets, and all or a substantial portion of our assets, are located outside of the United States. We have appointed an agent for service of process in the United States, but it may be difficult for shareholders who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for shareholders who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. There can be no assurance that U.S. investors will be able to enforce against us, members of our board of directors, officers or certain experts named herein who are residents of Canada or other countries outside the United States, any judgments in civil and commercial matters, including judgments under the federal securities laws.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act with respect to the shares offered in this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to Sundial Growers Inc. and the shares offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov.

After this offering, we will be subject to the reporting requirements of the Exchange Act applicable to foreign private issuers. Because we are a foreign private issuer, the SEC’s rules do not require us to deliver proxy statements or to file quarterly reports on Form 10-Q, among other things. However, we plan to produce quarterly financial reports and furnish them to the SEC after the end of each of the first three quarters of our fiscal year and to file our annual report within four months after the end of our fiscal year. Our annual consolidated financial statements will be prepared in accordance with IFRS as issued by the IASB and certified by an independent public accounting firm.

As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 of the Exchange Act. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other U.S. domestic reporting companies, our shareholders, potential shareholders and the investing public in general should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, other U.S. domestic reporting companies.

INDEX TO FINANCIAL STATEMENTS

Financial Statements of Sundial Growers Inc.

Unaudited condensed interim consolidated financial statements of Sundial Growers Inc. as at and for the three months ended March 31, 2019 and 2018

Unaudited Condensed Interim Consolidated Statements of Financial Position as at March 31, 2019 and December 31, 2018	F-3

Unaudited Condensed Interim Consolidated Statements of Loss and Comprehensive Loss for the three months ended March 31, 2019 and 2018	F-5

Unaudited Condensed Interim Consolidated Statements of Changes in Equity (Deficit) for the three months ended March 31, 2019 and 2018	F-6

Unaudited Condensed Interim Consolidated Statements of Cash Flows for the three months ended March 31, 2019 and 2018	F-7

Notes to Condensed Interim Consolidated Financial Statements	F-8

Consolidated financial statements of Sundial Growers Inc. as at and for the ten months ended December 31, 2018 and the years ended February 28, 2018 and 2017

Management’s Report	F-28

Report of Independent Registered Public Accounting Firm	F-29

Consolidated Statements of Financial Position as at December 31, 2018 and February 28, 2018 and 2017	F-31

Consolidated Statements of Loss and Comprehensive Loss for the ten months ended December 31, 2018 and years ended February 28, 2018 and 2017	F-32

Consolidated Statements of Changes in Equity for the ten months ended December 31, 2018 and years ended February 28, 2018 and 2017	F-33

Consolidated Statements of Cash Flows for the ten months ended December 31, 2018 and years ended February 28, 2018 and 2017	F-34

Notes to the Consolidated Financial Statements	F-35

Financial Statements of Project Seed Topco Limited

Unaudited condensed consolidated financial statements of Project Seed Topco Limited as at and for the three and nine month periods ended March 31, 2019

Condensed Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)	F-69

Condensed Consolidated Statements of Financial Position	F-70

Condensed Consolidated Statements of Changes in Equity	F-71

Condensed Consolidated Statements of Cash Flows	F-72

Notes to Condensed Consolidated Financial Statements	F-73

Consolidated financial statements of Project Seed Topco Limited as at June 30, 2018 (Successor) and June 30, 2017, June 30, 2016 and July 1, 2015 (Predecessor) and for the period from June 5, 2017 to June 30, 2018 (Successor), for the period from July 1, 2017 to August 10, 2017 (Predecessor), for the year ended June 30, 2017 (Predecessor), and for the year ended June 30, 2016 (Predecessor)

Independent Auditors’ Report	F-91

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)	F-93

Consolidated Statements of Financial Position	F-94

Consolidated Statements of Changes in Equity	F-95

Consolidated Statements of Cash Flows	F-96

Notes to the Consolidated Financial Statements	F-97

Sundial Growers Inc.

Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars)

Sundial Growers Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited – expressed in thousands of Canadian dollars)

As at	March 31, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents	13,005	14,121
Restricted cash and cash equivalents	350	350
Accounts receivable	2,448	2,738
Biological assets (note 5)	6,222	876
Inventory (note 6)	5,049	1,234
Prepaid expenses and deposits (note 7)	13,497	2,390

	40,571	21,709
Non-current assets
Property, plant and equipment (note 8)	118,960	88,491
Intangible assets (note 4, 10)	13,369	—

	132,329	88,491

Total assets	172,900	110,200

Liabilities
Current liabilities
Accounts payable and accrued liabilities	33,807	19,324
Current portion of long-term debt (note 11)	43,945	22,477
Current liability component of convertible notes (note 13)	26,386	25,449
Current portion of lease obligation	207	44
Current portion of financial obligations (note 12)	2,247	2,364

	106,592	69,658
Non-current liabilities
Long-term debt (note 11)	41,424	32,159
Lease obligation	1,054	170
Financial obligations (note 12)	16,238	16,121

Total liabilities	165,308	118,108

Shareholders’ equity
Share capital (note 14b)	84,229	65,133
Warrants (note 14c)	1,540	3,108
Contributed surplus (note 14d)	17,023	9,493
Convertible notes – equity component (note 13)	3,232	3,232
Contingent consideration (note 4)	2,279	—
Accumulated deficit	(105,590)	(88,874)

Total shareholders’ equity (deficit)	2,713	(7,908)

Non-controlling interest (note 4)	4,879	—

Total liabilities and shareholders’ equity	172,900	110,200

Going concern (note 1)

Commitments (note 21)

Subsequent events (note 11, 22)

See accompanying notes to the condensed interim consolidated financial statements.

APPROVED BY THE BOARD:

“Signed” Edward Hellard	“Signed” Lee Tamkee
EXECUTIVE CHAIRMAN & DIRECTOR	DIRECTOR

Sundial Growers Inc.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Unaudited – expressed in thousands of Canadian dollars)

For the three months ended March 31	2019	2018
Gross revenue	1,691	—
Excise taxes	192	—

Net revenue	1,499	—
Cost of sales	778	—

Gross margin before fair value adjustments	721	—
Increase in fair value of biological assets	692	366
Change in fair value realized through inventory	80	—

Gross margin	1,493	366

General and administrative (note 17)	5,074	1,602
Sales and marketing	1,212	820
Research & development	95	494
Pre-production expenses	—	637
Depreciation and amortization	120	163
Foreign exchange (gain)/loss	(269)	1
Share-based compensation (note 15)	12,625	1,561
Asset impairment (note 8)	162	2,184

Loss from operations	(17,526)	(7,096)

Finance costs (note 18)	(2,785)	—
Loss on disposal of property, plant and equipment	—	(52)

Loss before tax	(20,311)	(7,148)
Income tax recovery (note 4b)	3,609	—

Net loss and comprehensive loss	(16,702)	(7,148)

Net loss and comprehensive loss attributable to:
Sundial Growers Inc.	(16,702)	(7,148)
Non-controlling interest (note 4)	—	—

Basic and diluted loss per share	$(0.38)	$(0.19)

See accompanying notes to the condensed interim consolidated financial statements.

Sundial Growers Inc.

Condensed Interim Consolidated Statements of Changes in Equity (Deficit)

(Unaudited – expressed in thousands of Canadian dollars)

	Note	Share capital	Warrants	Contributed surplus	Convertible notes – equity component	Accumulated deficit	Total equity
Balance at December 31, 2017		20,719	—	3,735	—	(11,056)	13,398
Shares issued		7,147	—	—	—	—	7,147
Share issuance costs		—	—	—	—	—	—
Share-based compensation expense		—	—	1,561	—	—	1,561
Net loss for the period		—	—	—	—	(7,148)	(7,148)

Balance at March 31, 2018		27,866	—	5,296	—	(18,204)	14,958

	Note	Share capital	Warrants	Contributed surplus	Convertible notes – equity component	Contingent consideration	Accumulated deficit	Total deficit
Balance at December 31, 2018		65,133	3,108	9,493	3,232	—	(88,874)	(7,908)
January 1, 2019 IFRS 16 adjustment	3	—	—	—	—	—	(14)	(14)
Business acquisition	4(b)	2,601	—	—	—	2,279	—	4,880
Shares issued	14(b)	534	—	—	—	—	—	534
Share issuance costs	14(b)	(1)	—	—	—	—	—	(1)
Share-based compensation expense	15	—	—	12,625	—	—	—	12,625
Warrants exercised	14(c)	9,867	(1,568)	—	—	—	—	8,299
Performance warrants exercised	15	6,095	—	(5,095)	—	—	—	1,000
Net loss for the period		—	—	—	—	—	(16,702)	(16,702)

Balance at March 31, 2019		84,229	1,540	17,023	3,232	2,279	(105,590)	2,713

See accompanying notes to the condensed interim consolidated financial statements.

Sundial Growers Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited – expressed in thousands of Canadian dollars)

For the three months ended March 31	2019	2018
Cash provided by (used in) operating activities:
Net loss for the period	(16,702)	(7,148)
Items not involving cash:
Income tax recovery	(3,609)	—
Increase in fair value of biological assets	(692)	(377)
Shares issued for services	83	31
Share-based compensation expense (note 15)	12,625	1,561
Depreciation and amortization	1,012	163
Loss on disposition	—	52
Finance costs	1,085	—
Unrealized foreign exchange gain	(133)	—
Asset impairment	162	2,184
Change in non-cash working capital	(12,633)	3,131

Cash used in operating activities	(18,802)	(403)

Cash provided by (used in) investing activities:
Additions to property, plant and equipment (note 8)	(30,600)	(3,419)
Additions to intangible assets	(1)	—
Change in non-cash working capital	8,454	(1,506)

Net cash used in investing activities	(22,147)	(4,925)

Cash provided by (used in) financing activities:
Proceeds from credit facilities	9,279	7,000
Proceeds from credit agreement (note 11b)	30,000	—
Repayment of note agreement (note 11d)	(8,546)	—
Repayment of lease obligations	(9)	(6)
Proceeds from issuance of shares (note 14b)	451	5,115
Share issuance costs	(1)	—
Proceeds from exercise of warrants (note 14c)	8,299	—
Proceeds from exercise of performance warrants (note 15)	1,000	—
Change in non-cash working capital	(640)	(1,208)

Net cash provided by financing activities	39,833	10,901

Increase (decrease) in cash	(1,116)	5,574
Cash and cash equivalents, beginning of period	14,121	4,070

Cash and cash equivalents, end of period	13,005	9,644

Cash interest paid	1,913	—

See accompanying notes to the condensed interim consolidated financial statements.

Sundial Growers Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

1.	Description of Business

Sundial Growers Inc. (“Sundial” or the “Company”) was incorporated under the Business Corporations Act Alberta on August 19, 2006.

The Company’s head office is located at 200, 919 11th Avenue SW, Calgary Alberta Canada.

The principal activities of the Company are the production, distribution and sale of cannabis as regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) in Canada, up to and including October 16, 2018. On October 17, 2018, the ACMPR was superseded by The Cannabis Act which regulates the production, distribution, and possession of cannabis for both medical and adult recreational access in Canada. The Company is planning to expand its operations to jurisdictions outside of Canada where federally lawful and regulated, including subsidiaries which operate in Europe and the United Kingdom.

Sundial does not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352.

Going Concern Assumption

These condensed interim consolidated financial statements at March 31, 2019 have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company has accumulated a deficit amounting to $105,590 as at March 31, 2019 (December 31, 2018 – $88,874), including a loss of $16,702 for the three months ended March 31, 2019 (ten months ended December 31, 2018 – $56,526). At March 31, 2019, the Company had net current liabilities of $66,021 (December 31, 2018 – $47,949).

The Company has received a Producer’s Licence at each of its two facilities, a licence to sell live plants to other licensed producers and its standard processing and sales license from Health Canada, allowing the Company to begin selling its Alberta grown cannabis into the medical and adult-use markets. The continued expansion of existing commercial operations depends on obtaining further processing and sales licenses from Health Canada for the Company’s new facilities in Olds. The ability to continue as a going concern depends on Health Canada granting such licences, on the ability of the Company to achieve profitable operations and on raising additional financing to fund current and future operations.

While the Company has been successful in raising financing in the past, there is no assurance that it will be able to obtain its sales licence or obtain additional financing or that such financing will be available on reasonable terms. These conditions combined with the accumulated losses to date indicate the existence of a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern. These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

During the first quarter of the year, the Company raised a total of $9.3 million from the exercise of warrants, and secured the availability of additional debt financing in the amount of $30.0 million for a total available borrowing facility of $86.0 million, of which $78.4 million was drawn upon as at March 31, 2019 (December 31, 2018 – $48.3 million). In addition, subsequent to the quarter end, the Company closed a private placement of 8% Convertible Promissory Notes for gross proceeds of $92.6 million. After giving consideration to these recent debt and equity financings, management believes that it will raise additional necessary funds in the future. Accordingly, the use of the going concern assumption is considered appropriate and the Company’s condensed interim consolidated financial statements have been prepared on a going concern basis.

Sundial Growers Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

2.	Basis of Presentation

a)	Statement of Compliance:

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) in effect as of December 31, 2018. These condensed interim consolidated financial statements follow the same accounting policies and methods of application as those disclosed in the annual audited consolidated financial statements for the ten months ended December 31, 2018 and should be read in conjunction with the annual consolidated financial statements for the Company for the ten months ended December 31, 2018 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.

These consolidated financial statements have been prepared on a going concern basis, based on Management’s assessment that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

b)	Basis of Measurement:

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for biological assets and financial instruments which are measured at fair value with changes in fair value recorded in earnings.

c)	Functional and Presentation Currency:

These consolidated financial statements are presented in Canadian dollars, which is the functional and presentation currency of the Company and its subsidiaries with the exception of Sundial Deutschland GmbH and Sundial Portugal, Unipessoal LDA which use the European Euro as their functional currency and Sundial UK Limited which uses the Great Britain Pound as their functional currency. Transactions in currencies other than the functional currency are translated at the rate prevailing at the date of transaction. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rate prevailing at each reporting date. Income and expense amounts are translated at the dates of the transactions.

d)	Basis of consolidation:

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in these consolidated financial statements from the date that control commences until the date that control ceases.

Subsidiaries	Jurisdiction of incorporation	Percentage ownership
Sprout Technologies Inc.	Alberta, Canada	100%
KamCan Products Inc.	British Columbia, Canada	100%
2011296 Alberta Inc.	Alberta, Canada	100%
Sundial Deutschland GmbH	Germany	100%
Sundial Portugal, Unipessoal LDA	Portugal	100%
Sundial UK Limited	England and Wales	100%
Pathway Rx Inc.	Alberta, Canada	50%

Sundial Growers Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

Intercompany balances and any unrealized gains and losses or income and expenses arising from transactions between subsidiaries are eliminated upon consolidation.

3.	Significant Accounting Policies

The accounting policies, critical accounting judgements and significant estimates used in the preparation of the Company’s audited consolidated financial statements for the ten months ended December 31, 2018 have been applied in the preparation of these financial statements except as described below.

On January 1, 2019, the Company adopted IFRS 16, “Leases” using the modified retrospective approach which replaces IAS 17 Leases, which came into effect for annual periods beginning on or after January 1, 2019. The modified retrospective approach does not require restatement of comparative financial information as it recognizes the cumulative effect on transition as an adjustment to opening retained earnings and applies the standard prospectively. Comparative information in the Company’s consolidated statements of financial position, consolidated statements of loss and comprehensive loss, consolidated statements of changes in equity, and consolidated statements of cash flows has not been restated.

Under the new standard, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease obligation at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses and adjusted for certain remeasurements of the lease obligation. Depreciation is recognized on the lease asset over the shorter of the estimated useful life of the asset or the lease term. The lease obligation is initially measured at the present value of the lease payments that have not been paid at the commencement date, discounted at the rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The lease obligation is subsequently increased by the interest cost on the lease obligation and decreased by lease payments made. Lease payments are allocated between the liability and interest expense. Interest expense is recognized on the lease obligations using the effective interest rate method and payments are applied against the lease obligation.

The carrying amounts of the right-of-use assets, lease obligations, and the resulting interest and depreciation expense are based on the implicit interest rate within the lease arrangement or, if this information is unavailable, the incremental borrowing rate. Incremental borrowing rates are based on judgments including economic environment, term, and the underlying risk inherent to the asset.

Impacts on Transition

The lease assets were initially recognized at an amount equal to the discounted lease payments using an incremental borrowing rate of 5.95%.

The adoption of IFRS 16 using the modified retrospective approach allowed the Company to use the following practical expedients in determining the opening transition adjustment:

•	The weighted average incremental borrowing rate in effect at January 1, 2019 was used as opposed to the rate in effect at inception of the lease;

•	Leases with a term of less than 12 months as at January 1, 2019 were accounted for as short-term leases;

Sundial Growers Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

•	Leases with an underlying asset of low value are recorded as an expense and not recognized as a lease asset; and

•	Leases with similar characteristics were accounted for as a portfolio using a single discount rate.

The cumulative effect of initial application of the standard was to recognize a $1.1 million increase to right-of-use assets (“Lease assets”), a $1.1 million increase to lease obligations and recognizing the difference in accumulated deficit. The impact on transition is summarized below:

January 1, 2019
Lease assets	1,058
Lease obligations	1,072
Accumulated deficit	(14)

On transition to IFRS 16, a reconciliation of the lease assets and lease obligations recognized by the Company is as follows:

Lease assets	January 1, 2019
Net book value of lease assets recognized at December 31, 2018	227

Discounted using the implicit rate at January 1, 2019	212
Add: Lease assets recognized at January 1, 2019	1,058

Lease assets recognized at January 1, 2019	1,270

Lease obligations	January 1, 2019
Operating lease commitment at December 31, 2018	1,144

Discounted using the implicit rate at January 1, 2019	1,075
Add: Finance lease liabilities recognized at December 31, 2018	212

Lease obligations recognized at January 1, 2019	1,287

4.	Business Acquisitions

a)

On February 22, 2019, the Company, through its wholly owned subsidiary, Sundial UK Limited, signed a Sale and Purchase Agreement (“SPA”) to acquire all the issued and outstanding shares of a private company located in the United Kingdom of Great Britain and Northern Ireland (“UK”). The shares are to be acquired by payment of;

a.	cash consideration in the amount of £45.0 million;

b.

the issuance of notes in an amount equal to the greater of 1,500,000 multiplied by the fair market value of a common share of the Company on the closing date of the transaction and $45.0 million Canadian dollars; and

c.	contingent consideration in the form of earn-out payments ranging from nil to a maximum of an additional 1,000,000 common shares of the Company based on a prescribed formula.

Sundial Growers Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

The initial deposit required under the SPA, of £5 million ($8.6 million), was made from a portion of the proceeds from the new credit facility described in note 11(b) and the acquisition is expected to close on or before June 30, 2019. A second advance related to the SPA of $0.9 million was also made during the quarter.

b)	On March 13, 2019, the Company acquired 50% of the issued and outstanding shares of a private company.

The purchase price was as follows:

Issuance of commons shares	2,601
Contingent consideration	2,279

4,880

The purchase price was allocated as follows:

Intangible assets	13,368
Deferred tax liability	(3,609)
Non-controlling interest (50%)	(4,879)

4,880

The shares were acquired by issuance of 185,500 common shares of the Company at a price of $14.02 per common share to the acquired company’s existing shareholders. In conjunction with the acquisition, the Company entered into a licence agreement that provides for use of the acquired company’s intellectual property in exchange for various royalty payments. Under this agreement, the Company will be required to grant up to a maximum of 175,000 common share purchase warrants with an exercise price of $2.90 per share if certain gross revenue targets are achieved which has been presented on the interim consolidated statement of financial position as contingent consideration in the form of equity. In addition, base royalty payments of $1.4 million are due over four years in annual payments of $350 thousand which are payable on a quarterly basis of $87.5 thousand per quarter. Additional annual royalty payments are also payable depending on various defined percentages of revenues outlined in the license agreement.

The acquired company consisted solely of intellectual property comprising the identifiable net assets of the entity. The non-controlling interest recognized at the acquisition date was recorded at their proportionate 50% share of the fair value of the identifiable net assets. Net income attributable to the non-controlling interest for the three months ended March 31, 2019 was nil.

Subsequent to recording the purchase price allocation, the deferred tax liability was adjusted to nil with the offsetting adjustment to income tax recovery on the basis that both the Company and the acquired private company are subject to income tax under the same taxation authority.

Sundial Growers Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

5.	Biological Assets

The Company’s biological assets consist of cannabis plants in various stages of vegetation, including plants which have not been harvested. The change in carrying value of biological assets are as follows:

	March 31, 2019	December 31, 2018
Balance, beginning of period	876	54
Increase in biological assets due to capitalized costs	8,858	2,537
Net change in fair value of biological assets	772	(1,280)
Transferred to inventory upon harvest	(4,284)	(435)

Balance, end of period	6,222	876

Biological assets are valued in accordance with IAS 41 and are presented at their fair values less costs to sell up to the point of harvest. This is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price less costs to sell per gram.

The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. The Company’s method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial cloning to the point of harvest.

Management believes the most significant unobservable inputs and their impact on fair value of biological assets is as follows:

Assumption	Input	Weighted Average Input		Effect of 10% change ($000’s)
		March 31 2019	December 31 2018	March 31 2019	December 31 2018
Expected loss of plants prior to harvest (1)%		5	5	44	5
Estimated yield per square foot of growing space (2)	grams	45	45	854	877
Average net selling price (3)	$/gram	5.25	5.25	1,252	294
After harvest cost to complete and sell	$/gram	0.70	0.70	167	39

1.	Weighted average of expected loss of plants that do not survive to the point of harvest. Does not include any financial loss on a surviving plant.
2.	Varies by strain; obtained through historical growing results or grower estimate if historical results are not available.
3.	Varies by strain and sales market; obtained through average selling prices or estimated future selling prices if historical results are not available.

These estimates are subject to volatility in market prices and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

The Company estimates the harvest yields for cannabis at various stages of growth. As at March 31, 2019, it is estimated that the Company’s biological assets will yield approximately 7,500 kilograms (December 31, 2018 – 2,800 kilograms) of dry cannabis when harvested.

Sundial Growers Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

The Company’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the net change in fair value of biological assets in future periods.

6.	Inventory

Inventory was comprised of the following:

	March 31, 2019	December 31, 2018
Harvested cannabis	4,145	435
Supplies and consumables	904	799

Balance, end of period	5,049	1,234

At March 31, 2019, the Company held 1,823 kilograms of harvested cannabis (December 31, 2018 – 303 kilograms) in inventory.

7.	Prepaid expenses and deposits

	March 31, 2019	December 31, 2018
Prepaid expenses	2,304	678
Deposits on property plant and equipment	1,712	1,712
Deposits with respect to business acquisition (note 4)	9,481	—

Balance, end of period	13,497	2,390

8.	Property, Plant and Equipment

	Land	Production Facilities	Equipment	Right of Use Assets	Construction in Progress (“CIP”)	Total
Cost
December 31, 2018	5,246	23,247	7,343	—	54,061	89,897
On adoption of IFRS 16	—	(227)	—	1,270	—	1,043
Additions	1,477	108	632	—	28,383	30,600
Transfers from CIP	163	48,213	6,820	—	(55,196)	—

March 31, 2019	6,886	71,341	14,795	1,270	27,248	121,540

Accumulated amortization
December 31, 2018	—	906	499	—	—	1,405
Depreciation	—	475	465	73	—	1,013
Impairment	—	—	—	–	162	162

March 31, 2019	—	1,381	964	73	162	2,580

Net book value
December 31, 2018	5,246	22,341	6,844	—	54,061	88,491

March 31, 2019	6,886	69,960	13,831	1,197	27,086	118,960

Sundial Growers Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

During the three months ended March 31, 2019, $0.2 million (ten months ended December 31, 2018 – $0.8 million) in salaries and benefits was capitalized, including $0.1 million (ten months ended December 31, 2018 – $0.3 million) associated with construction in progress. In addition, a total of $1.1 million in interest associated with construction in progress was capitalized during the three months ended March 31, 2019 (ten months ended December 31, 2018 – $2.0 million). Construction in progress relates to the construction of production facilities.

9.	Capital management

The Company defines its capital as its shareholder’s equity and debt. Except as otherwise disclosed in these consolidated financial statements, there are no restrictions on the Company’s capital. The Company’s objectives with respect to the management of capital are to:

•	maintain financial flexibility in order to preserve its ability to meet financial obligations;

•	deploy capital to provide an appropriate investment return to its shareholders; and,

•	maintain a capital structure that allows various financing alternatives to the Company as required.

10.	Intangible assets

The following table summarizes the Company’s intangible assets at March 31, 2019 and December 31, 2018:

March 31, 2019
Balance, beginning of period	—
Additions	1
Acquired during the period (note 4b)	13,368

Balance, end of period	13,369

11.	Debt

	Note	Interest rate	Maturity	Principal	March 31, 2019	December 31, 2018
Credit facilities	(a)
Facility 1, 3 & 4		Prime + 2.75%	August 16, 2020	48,500	41,424	32,159
Facility 2		Prime + 3.00%	August 16, 2020	500	—	—
Credit agreement	(b)	9%	May 15, 2019	30,000	30,000	—
Loan agreement	(c)	8.70%	May 31, 2019	7,000	7,000	7,000
Note agreement	(d)		February 22, 2019	7,000	—	8,546
Promissory note	(e)	1% per month	March 25, 2019	6,931	6,945	6,931

Balance, end of period					85,369	54,636

Current portion					43,945	22,477
Long term					41,424	32,159

(a)	Credit facilities

Sundial Growers Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

As per the December 19, 2018 amended and restated commitment letter (the “Commitment Letter”), on June 1, 2019, Facilities 1, 3 and 4 will be refinanced through Facilities 5, 6 and 7 as follows:

•	Facility 5 – $29.5 million non-revolving development term out facility

•	To be used solely for the purpose of refinancing Facility 1

•	Facility 6 – $5.0 million term out facility

•	To be used solely for the purpose of refinancing Facility 3

•	Available subject to revenue being generated from two of the three pods in cluster 1

•	Facility 7 – $14.0 million term out facility

•	To be used solely for the purpose of refinancing Facility 4

•	Available subject to revenue being generated from two of the three pods in cluster 1

Following the advances of Facilities 5, 6 and 7, interest will be incurred at prime plus 2.25%. Interest and principal will be paid in quarterly payments at the end of the Company’s first fiscal quarter following such advance, amortized over a 5-year period, with the balance of all borrowings outstanding being due and payable in full on August 16, 2020.

The facilities under the Commitment Letter are secured by a general security agreement over all present and after acquired personal property and a floating charge on all lands, subject to permitted encumbrances.

The Company is subject to two financial covenants under these facilities as follows:

(i)

The Company must maintain a Working Capital Ratio (current assets divided by current liabilities, net of Authorized Subordinated Debt) of at least 1.15:1.00 until April 1, 2019 and 1.25:1.00 on or after April 1, 2019; and

(ii)	Beginning with the first full quarter following June 1, 2019, the Company must maintain a fixed charge coverage ratio of at least 1.50:1.00.

Each of these financial ratios will be tested quarterly and maintained at all times. As at March 31, 2019 the Company was in compliance with all financial covenants under the Commitment Letter.

(b)	Credit Agreement

On February 22, 2019, the Company entered into a credit agreement with a Canadian financial institution to provide a $30 million non-revolving term-loan facility (the “Credit Agreement”). The purpose of the Credit Agreement is to provide interim financing related to the acquisition described in note 4, to repay in full the Note Agreement described in note 11(d) and for general working capital purposes. Interest is accrued at 9.00% with principal and interest repayable on or before May 15, 2019. The Credit Agreement is secured by a second priority general security agreement over all present and after acquired personal property and a floating charge on all lands, subject to permitted encumbrances, as well as a first priority assignment of all net proceeds from certain future equity or debt offerings.

The credit agreement is subject to various non-financial covenants, with which the Company was in compliance as at March 31, 2019 and December 31, 2018.

Subsequent to March 31, 2019, the repayment date was extended to May 22, 2019. During this time, the Company closed a private placement of 8% Convertible Promissory Notes for gross proceeds of

Sundial Growers Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

$92.6 million of which $30 million plus accrued interest was applied to repay the Credit Agreement in full on the repayment date.

(c)	Loan agreement

On April 10, 2019, the Company signed an agreement to amend the Loan agreement by extending the maturity from May 31, 2019 to September 30, 2019. In addition, the Company secured an additional loan in the principal amount of $3.0 million. The new loan bears interest at a rate of 9.5% payable monthly with the principal amount due on September 30, 2019.

The agreement requires monthly confirmation that all financial covenants under the Commitment Letter described in note 11(a) have been met.

(d)	Note agreement

On February 22, 2019, the Note agreement was repaid in full using proceeds under the Credit Agreement described in note 11(b). The repayment consisted of $7.0 million in principal plus accumulated interest and an extension fee of $1.9 million.

(e)	Promissory note

The Promissory Note matured on March 25, 2019 but was extended in accordance with the terms of the agreement. At March 31, 2019, the balance of $6.9 million outstanding includes principal and interest which accrues from the date of extension at a rate of 1% per month and was repaid in full on June 5, 2019.

12.	Financial Obligations

The Company’s financial obligations at March 31, 2019 and December 31, 2018 are as follows:

	March 31, 2019	December 31, 2018
Royalty payments – credit agreement	18,485	18,485
Less: current portion	(2,247)	(2,364)

Financial obligations	16,238	16,121

On January 15, 2018, the Company entered into a credit agreement with a company controlled by an officer and director of the Company (the “Purchaser”). The credit agreement was amended on August 16, 2018. Under the amended agreement, the Purchaser agreed to provide up to $11.0 million of equity financing for the construction of a portion of the Company’s facility in Olds, Alberta. As at December 31, 2018, a total of $10.9 million had been advanced under the amended agreement and was converted into 4,468,147 common shares. The difference between the fair value of the shares at the time of issue and the amount based on the price per share as outlined in the credit agreement was charged to finance expense in the prior year. The credit agreement is subject to various non-financial covenants, with which the Company was in compliance as at March 31, 2019 and December 31, 2018, except for the growing capacity covenant. This covenant requires that at least 25,000 square feet of defined space at the Olds facility be dedicated exclusively to and capable of producing flower. This covenant was waived by the Purchaser for the period from August 16, 2018 to October 1, 2019, as the use of that facility space for clones and vegetation plants was determined to be a superior allocation of productive capacity.

Sundial Growers Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

In addition, pursuant to the terms of the credit agreement, the Purchaser is entitled to quarterly royalty payments calculated based on the Company’s revenue from the facilities subject to the amended credit agreement for each fiscal quarter multiplied by 6.5% (the “Royalty Payment”). The Royalty Payments accrue beginning October 1, 2019 and are to be paid on the first business day of every subsequent fiscal quarter until September 30, 2028. The Company has estimated the present value of these payments at March 31, 2019 to be $18.5 million (December 31, 2018 – $18.5 million) assuming a discount rate of 18% (December 31, 2018 – 18%) and has recorded the amount as a financial obligation in its consolidated statements of financial position in its current and non-current components.

13.	Convertible notes

	March 31, 2019	December 31, 2018
Convertible notes issued	28,942	28,942
Unrealized foreign exchange revaluation	(139)	—
Interest accrued on notes	137	152
Financing costs	(750)	(1,006)
Accretion of note obligation	1,428	594

Balance, end of period	29,618	28,681

	March 31, 2019	December 31, 2018
Allocated to:
Liability	25,375	24,417
Liability – equity portion related to USD notes	1,011	1,032
Equity	3,232	3,232

Balance, end of period	29,618	28,681

During the three months ended March 31, 2019 and 2018 there were no convertible notes converted to common shares and a total of $0.6 million (2018 – nil) in interest was accrued or paid. The total face value of convertible notes outstanding at March 31, 2019 was $28.9 million (December 31, 2018 – $28.9 million) which includes 5.0 million USD denominated notes valued at $6.6 million (December 31, 2018 – $6.8 million).

Subsequent to March 31, 2019, the Company closed a private placement of 8% Convertible Promissory

Notes for gross proceeds of $92.6 million.

14.	Share Capital

(a)	Authorized:

The authorized capital of the Company consists of an unlimited number of voting common shares and preferred shares with no par value.

Sundial Growers Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

(b)	Issued and outstanding:

	March 31, 2019		December 31, 2018
	Number of shares	Amount ($ 000’s)	Number of shares	Amount ($ 000’s)
Balance, beginning of period	42,905,615	65,133	38,878,029	25,769
Shares issued	72,199	451	4,400,446	20,452
Shares issued on acquisition (note 4b)	185,500	2,601	—	—
Shares issued for services	13,300	83	147,673	521
Share issuance costs	—	(1)	—	(310)
Shares issued to related parties (note 20)	—	—	3,468,148	16,474
Shares repurchased	—	—	(6,134,813)	(827)
Warrants exercised (note 14c)	1,327,958	9,867	349,063	2,660
Performance warrants exercised (note 15)	1,000,000	6,095	1,797,069	395

Balance, end of period	45,504,572	84,229	42,905,615	65,133

(c)	Common share purchase warrants

The following table summarizes the common share purchase warrants outstanding at March 31, 2019:

	Number	Amount ($ 000’s)
Balance, December 31, 2018	2,632,440	3,108
Warrants exercised	(1,327,958)	(1,568)
Warrants issued	—	—

Balance, March 31, 2019	1,304,482	1,540

During the three months ended March 31, 2019, a total of 1,327,958 warrants were exercised at a price of $6.25 resulting in gross proceeds of $8.3 million. The carrying value of the warrants of $1.6 million was adjusted from warrants to share capital. Subsequent to March 31, 2019 the remaining outstanding 1,304,482 warrants were exercised at a price $6.25 for gross proceeds of $8.2 million.

(d)	Contributed surplus

Following is a summary of contributed surplus at March 31, 2019:

March 31, 2019
Balance, December 31, 2018	9,493
Share-based compensation	12,625
Warrants exercised	(5,095)

Balance, March 31, 2019	17,023

15.	Share-based compensation

The Company has issued simple and performance warrants to employees, directors, and others at the discretion of the Board of Directors.

Sundial Growers Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes the changes in the simple and performance warrants during the three months ended March 31, 2019:

	Simple Warrants Outstanding	Average Exercise Price	Performance Warrants Outstanding	Average Exercise Price
Balance, December 31, 2018	3,831,166	$2.88	4,434,264	$3.26
Warrants granted	780,000	11.41	330,000	5.74
Warrants exercised	—	—	(1,000,000)	1.00

Balance, March 31, 2019	4,611,166	$4.32	3,764,264	$2.49

The following table summarizes outstanding simple and performance warrants as at March 31, 2019:

Warrants Outstanding			Warrants Vested and Exercisable
Number Outstanding at March 31, 2019	Weighted Average Remaining Contractual Life (years)	Range of Exercise Prices	Number Vested and Exercisable at March 31, 2019	Weighted Average Exercise Price
Simple Warrants
2,338,666		$1.00 - $2.00	1,151,332
1,092,500		$2.50 - $5.00	205,000
219,500		$6.00 - $8.00	—
960,500		$10.00 - $35.00	50,000

4,611,166	5.82		1,406,332	$2.00

Performance Warrants
2,723,264	n/a	$1.00 - $2.00	1,202,931
858,500	n/a	$2.50 - $5.00	75,000
25,000	n/a	$6.00 - $8.00	—
157,500	n/a	$10.00 - $55.00	—

3,764,264			1,277,931	$1.25

During the three months ended March 31, 2019, the Company granted 780,000 (2018 – 360,000) simple warrants with an average exercise price of $11.41 (2018 – $1.00) and 330,000 (2018 – 1,353,333) performance warrants to employees with an average exercise price of $5.74 (2018 – $1.73).

During the same period, 1,000,000 (2018 – nil) performance warrants were exercised at a weighted average price of $1.00 for total proceeds of $1 million. As a result of the warrant exercises, a total of $0.1 million was transferred from contributed surplus to share capital.

Subsequent to March 31, 2019 an additional 188,000 simple and 120,000 performance warrants were issued at exercise prices ranging from $10.00 to $35.00 and $15.00 to $55.00, respectively.

The Company recorded $12.6 million in share-based compensation expense for the three months ended March 31, 2019, (2018 – $1.6 million).

Sundial Growers Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

In determining the amount of share-based compensation expense, the Company used the Black-Scholes option pricing model to estimate the fair value of warrants granted during the three months ended March 31, 2019 and 2018 through application of the following assumptions:

	March 31, 2019	March 31, 2018
Risk-free interest rate	1.88%	1.65-1.88%
Expected life of warrants (years)	5 – 10	5 – 9
Expected annualized volatility	106%	80%
Expected dividend yield	Nil	Nil
Weighted average Black-Scholes value of each warrant	$4.16 - $12.59	$3.03 - $4.38

Volatility was estimated by using the historical volatility of peer companies that the Company considers comparable, which have trading and volatility history. The expected life in years represents the period of time that the warrants granted are expected to be outstanding. The risk-free rate was based on Government of Canada bond rates of comparable duration.

16.	Loss per Share

The weighted average number of common shares used in the calculation of basic and diluted earnings per share for the three months ended March 31, 2019 is 43,438,407 (2018 – 38,608,184). The outstanding warrants did not have an effect on the weighted average number of common shares used to calculate diluted earnings per share as the Company is currently in a loss position and the warrants are therefore anti-dilutive.

17.	General and Administrative Expenses

Three months ended	March 31, 2019	March 31, 2018
Salaries and wages	1,433	619
Consulting fees	1,743	282
Office and general	1,419	155
Professional fees	110	353
Travel	297	158
Rent	27	22
Other	45	13

	5,074	1,602

Sundial Growers Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

18.	Finance Expenses

Three months ended	March 31, 2019	March 31, 2018
Cash finance expense
Interest on bank credit facilities	556	—
Interest on loan agreement	489	—
Interest on promissory note	14	—
Interest on convertible notes	850	—
Other finance costs	896	—

Total cash financing costs	2,805

Non-cash finance expense
Accretion	834	—
Amortization of debt issue costs	251	—

Total non-cash financing costs	1,085

Less: interest capitalized related to CIP (note 8)	(1,105)	—

	2,785	—

19.	Financial Instruments

a)	Fair Value

The fair values of cash and cash equivalents, amounts due from and to related parties, goods and services taxes recoverable, accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these instruments.

The fair value of bank credit facilities approximates their carrying values as they bear floating rates of interest.

The convertible notes bear interest at a fixed rate of 12%, however the carrying values of the notes have been determined using an interest rate of 18% which approximates a market rate for comparable financing transactions.

The Company uses three input levels to measure fair value:

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis;

Level 2 – quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and,

Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company’s cash is measured based on Level 1 and convertible notes were measured based on Level 2. There were no transfers between levels 1, 2 and 3 inputs during the period.

Sundial Growers Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

b)	Financial Instrument Risks

Interest Rate Risk

The Company is exposed to interest rate risk in that changes in market interest rates will cause fluctuations in the fair value of future cash flows from its cash. The Company is exposed to interest rate risk through its credit facilities which have variable interest rates. For the three months ended March 31, 2019, a 1% increase in the prime interest rate would result in additional interest expense of $0.1 million (2018 – $nil).

Credit Risk

Credit risk is the risk of financial loss if the counterparty to a financial transaction fails to meet its obligations. The maximum amount of the Company’s risk exposure is the balance of the Company’s cash, amounts receivable, and taxes recoverable. The Company attempts to mitigate such exposure to its cash by investing only in financial institutions with investment grade credit ratings. The Company manages risk over its accounts receivable by issuing credit only to credit worthy counterparties.

Liquidity Risk

Liquidity risk is the risk that the Company cannot meet its financial obligations when due. The Company manages this risk by ensuring that it has sufficient funds to meet obligations as they come due (note 1).

The timing of expected cash outflows relating to financial liabilities at March 31, 2019 is as follows:

	1 year	2-5 years	>5 years	Total
Accounts payable and accrued liabilities	33,807	—	—	33,807
Credit facilities	—	41,424	—	41,424
Credit agreement	30,000	—	—	30,000
Loan agreement	7,000	—	—	7,000
Promissory note	6,945	—	—	6,945
Convertible notes (1)	28,942	—	—	28,942
Financial obligation	2,247	10,635	5,603	18,485
Lease obligations	207	1,054	—	1,261

Total	109,148	53,113	5,603	167,864

(1)	At face value

20.	Related Party Transactions

The Company has outstanding amounts receivable from and payable to related parties, including employees, directors and corporations related to those individuals. As at March 31, 2019, the Company was owed $0.8 million (December 31, 2018 – $0.5 million) from related parties and owed $1.8 million (December 31, 2018 – $0.8 million) to related parties.

The amounts owing from related parties are both interest bearing and non-interest bearing and have various repayment terms.

Sundial Growers Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

Loan Receivable Agreements

On April 6, 2018, the Company issued 25,000 common shares to an officer of the Company at a fair value of $4.75, in accordance with an employment agreement. On April 6, 2018, the Company and this officer also entered into a shareholder loan agreement that provides a loan facility of up to $510 thousand to the officer. The loan bears interest at a rate of 2.5% per annum, has a term of three years, and is secured against the officer’s shareholdings in the Company. The loan is repayable in full upon the officer’s departure, a change of control of the Company or sale of the Company. As at March 31, 2019, $245 thousand (December 31, 2018 – $245,000) had been advanced under this shareholder loan agreement.

The Company has entered into separate shareholder loan agreements with three employees of the Company. The loans bear interest at rates ranging from 0-1.5% per annum and are secured by the employees’ shareholdings in the Company. The loans are each repayable in full upon an employees’ departure from employment, a change of control of the Company or sale of the Company. As at March 31, 2019, $140 thousand (December 31, 2018 – $190 thousand), had been advanced under these loan agreements.

On February 15, 2018, the Company and an officer entered into a shareholder loan agreement that provides for a loan of up to $200 thousand per year. The loan bears an interest rate of 2.5% per annum and is secured by the officer’s shareholdings in the Company. The loan is repayable in full upon the officer’s departure, a change of control of the Company or sale of the Company. As at March 31, 2019, $400 thousand (December 31, 2018 – nil) had been advanced under this loan agreement.

Financial Obligation

On January 15, 2018, the Company entered into a credit agreement with a company controlled by an officer and director of the Company (the “Purchaser”). The credit agreement was amended on August 16, 2018. Under the amended agreement, the Purchaser agreed to provide up to $11.0 million of equity financing for the construction of a portion of the Company’s facility in Olds, Alberta. As at December 31, 2018, a total of $10.9 million had been advanced under the amended agreement and was converted into 4,468,147 common shares. The difference between the fair value of the shares at the time of issue and the amount based on the price per share as outlined in the credit agreement was charged to finance expense in the prior year. The credit agreement is subject to various non-financial covenants, with which the Company was in compliance as at March 31, 2019 and December 31, 2018 except as described in note 12(a).

In addition, pursuant to the terms of the credit agreement, the Purchaser is entitled to quarterly royalty payments calculated based on the Company’s revenue from the facilities subject to the amended credit agreement for each fiscal quarter multiplied by 6.5% (the “Royalty Payment”). The Royalty Payments accrue beginning October 1, 2019 and are to be paid on the first business day of every subsequent fiscal quarter until September 30, 2028. The Company has estimated the present value of these payments at March 31, 2019 at $18.5 million (December 31, 2018 – $18.5 million) assuming a discount rate of 18% (December 31, 2018 – 18%) and has recorded the amount as a financial obligation in its consolidated statement of financial position in its current and non-current components.

Promissory note

During the ten months ended, December 31, 2018, the Company entered into an agreement with a former officer of the Company to repurchase a total of 6,134,813 common shares at a weighted average price of $2.70 per common share for total consideration of $16.6 million. A balance of $6.9 million remained unpaid under the agreement and was converted to an Unsecured Subordinated Promissory Note (the “Promissory

Sundial Growers Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

Note”) as described under note 11(e). The Promissory Note matured on March 25, 2019 but has been extended in accordance with the terms of the Note. It accrued interest from the date of extension at a rate of 1% per month and was repaid in full on June 5, 2019.

Transactions

Marketing, brand research and development and promotional costs totalling $0.8 million for the three months ended March 31, 2019 (2018 – $0.6 million) were paid to a company controlled by a shareholder, officer and director of Sundial. At March 31, 2019, the Company owed a balance of $0.3 million (December 31, 2018 – $0.3 million) relating to services under this contract.

Consulting services were provided to the Company by an officer, including services related to private placements completed. For the three months ended March 31, 2019, consulting and commission expenses totaled nil (2018 – $0.1 million).

The Company has two contracts with companies in which an officer (who is not considered a member of key management) of the Company maintains influence. The contracts relate to research and development services being provided to Sundial and to Sundial’s ability to access and license certain strains of cannabis for research purposes. For the three months ended March 31, 2019, the fees paid totalled $57 thousand (2018 – $75 thousand). At March 31, 2019, the Company owed a balance of nil (December 31, 2018 – $19 thousand) relating to services under these contracts.

A member of and a nominee awaiting regulatory approval to the Board of Directors are partners at different law firms which provide legal services to Sundial. For the three months ended March 31, 2019, professional fees totalling $0.8 million (2018 – $nil) were incurred for services provided by these firms. At March 31, 2019, Sundial owed $1.5 million (December 31, 2018 – $0.3 million) relating to various corporate matters and financings in progress.

During the three months ended March 31, 2019, the Company forgave $5 thousand in debt with a former officer of the Company.

During the three months ended March 31, 2019, the Company forgave $20,000 in debt with a former member of the Board of Directors. This director resigned from the Board effective January 15, 2018.

Subsequent to March 31, 2019 the Company entered into an agreement with an employee to acquire certain equipment for $900,000.

21.	Commitments and Contingencies

(a)	Commitments

The Company has entered into certain contracts associated with construction in progress (note 8). Provisions within one of the contracts provide that settlement of the contract may include the issuance of 198,720 common shares at a price per share of $5.00. All other contracts will be settled in cash.

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash. Under these agreements, the Company has accrued financial penalties payable as at March 31, 2019 of $3.0 million (December 31, 2018 – $3.3 million).

Under employment agreements with certain management personnel, the Company has commitments to those management personnel in the event of termination of employment.

Sundial Growers Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

(c)	Contingencies:

From time to time, the Company is involved in various claims and legal actions which occurred in the ordinary course of operations, the losses from which, if any, are not anticipated to be material to the financial statements.

22.	Subsequent Events

(a)	Acquisition

On May 1, 2019, the Company entered into an arrangement with a third party to purchase intellectual property giving it world-wide proprietary rights to certain cannabis product brands, including patents, copyrights licences and trademarks. Consideration under the arrangements consisted of:

1.	$1.5 million cash

2.	300,000 common shares of the Company

3.	1,125,000 performance warrants, each giving the right to subscribe for one common share at $1.50 per share. The warrants vest over five years subject to certain branding revenue thresholds

4.	Royalties on each gram of cannabis produced or sold that is derived from the intellectual property

(b)	Private placement

On May 17, 2019, the Company closed a private placement of 8% senior unsecured convertible notes (“senior notes”) for gross proceeds of $92.6 million. The senior notes bear interest at a rate of 8% per annum, compounded monthly. The senior notes and any accrued interest are repayable on the earlier of five years from date of issuance, the day the Corporation redeems the senior notes on certain conditions defined in the note agreement, or the day upon which the noteholder exercise their conversion rights as defined in the note agreement.

The Company used a portion of these proceeds to repay the Credit Agreement described in note 11(b) in the amount of $30 million plus accrued interest.

23.	Comparative Figures

Some comparative figures have been reclassified to conform to the current period’s financial statement presentation.

Sundial Growers Inc.

Consolidated Financial Statements

For the ten months ended December 31, 2018 and the years ended February 28, 2018 and 2017

(Expressed in Canadian Dollars)

Management’s Report

The management of Sundial Growers Inc. (“Sundial” or the “the Company) is responsible for the preparation and presentation of the consolidated financial statements. The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards and reflect management’s best estimates and judgements. Management has determined amounts in accordance with the significant accounting policies summarized in the notes to the consolidated financial statements.

Management is responsible for the integrity of the consolidated financial statements. Internal control systems are designed and maintained to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for financial reporting purposes.

The Board of Directors is composed of directors who are both management and shareholders of Sundial. The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and for approving the financial information included in the consolidated financial statements. The Board of Directors fulfils these responsibilities by reviewing the financial information prepared by management and discussing relevant matters with management and external auditors.

KPMG LLP (the “Auditor”), an independent firm of Chartered Professional Accountants, was appointed by Sundial’s shareholders to express an opinion on the consolidated financial statements. The Auditor’s examination included such tests and procedures as the Auditor considered necessary to provide reasonable assurance that the consolidated financial statements are presented fairly in accordance with International Financial Reporting Standards. The external auditors have full and free access to the Board and management to discuss their audit findings. Their report follows.

April 22, 2019

/s/ Torsten Kuenzlen	/s/ Jim Keough
Torsten Kuenzlen	Jim Keough
Chief Executive Officer	Chief Financial Officer

KPMG LLP

205 5th Avenue SW

Suite 3100

Calgary AB

T2P 4B9

Telephone (403) 691-8000

Fax (403) 691-8008

www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Sundial Growers Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Sundial Growers Inc. (the “Company”) as of December 31, 2018, February 28, 2018 and February 28, 2017, the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the ten month period ended December 31, 2018 and for the years ended February 28, 2018 and February 28, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, February 28, 2018 and February 28, 2017, and the financial performance and its cash flows for the ten month period ended December 31, 2018 and the years ended February 28, 2018 and February 28, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has no revenue and incurred losses since inception, and has net current liabilities at December 31, 2018. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. These consolidated financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB) (United States) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2018.

Chartered Professional Accountants

/s/ KPMG LLP

April 24, 2019

Calgary, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Sundial Growers Inc.

Consolidated Statements of Financial Position

(In Canadian dollars)

As at	Notes	December 31 2018	February 28 2018 (Restated – Note 21)	February 28 2017 (Restated – Note 21)
ASSETS
Current assets
Cash and cash equivalents		$14,120,699	$7,678,166	$3,716,308
Restricted cash and cash equivalents		350,000	350,000	—
Accounts receivable		209,012	—	—
Biological assets	4	875,817	54,342	—
Inventory	5	1,234,015	311,291	—
Deposits on facilities		1,712,544	—	—
Prepaid expenses, deposits and other		677,711	250,154	391,300
Goods and services tax recoverable		2,104,868	195,317	60,481
Amounts owed by related parties	16	424,338	73,873	21,070

		21,709,004	8,913,143	4,189,159
Non-current assets
Property, plant and equipment	6	88,490,829	13,106,254	7,954,360
Deposits on facilities		—	3,212,544	—
Intangible asset	7	—	522,500	522,500

		88,490,829	16,841,298	8,476,860

Total Assets		$110,199,833	$25,754,441	$12,666,019

LIABILITIES & SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities		$19,324,419	$4,903,145	$1,119,658
Secured debt	9(b)(i)/(ii)	15,545,600	7,000,000	—
Promissory note	9(b)(iii)	6,931,429	—	—
Current liability component of convertible notes	10	25,448,921	—	—
Current portion of finance lease	8	44,340	24,926	8,440
Current portion of financial obligation	11(b)(ii)	2,363,850	—	—

		69,658,559	11,928,071	1,128,098
Non-current liabilities
Debt	9(a)	32,159,137	—
Financial obligation	11(b)(ii)	16,121,042	—
Obligation under finance lease	8	169,787	116,325	17,124

Total Liabilities		118,108,525	12,044,396	1,145,222

SHAREHOLDERS’ EQUITY
Share capital	11(b)	65,133,206	25,769,411	15,135,774
Warrants	11(c)	3,107,668	—	—
Contributed surplus	11(e)	9,492,729	4,550,716	—
Convertible notes – equity component	10	3,231,978	—	—
Accumulated deficit		(88,874,273)	(16,610,082)	(3,614,977)

Total Shareholders’ Equity		(7,908,692)	13,710,045	11,520,797

Total Liabilities and Shareholders’ Equity		$110,199,833	$25,754,441	$12,666,019

Going concern (note 1)

Commitments (note 17)

Subsequent events (note 20)

See accompanying notes to the consolidated financial statements.

Sundial Growers Inc.

Consolidated Statements of Loss and Comprehensive Loss

(In Canadian dollars)

	Notes	Ten months December 31 2018	Year ended February 28 2018 (Restated – Note 21)	Year ended February 28 2017
Pre-production expenses		$6,457,467	$1,248,625	$—
Net effect of changes in fair value of biological assets	4	1,280,180	(365,633)	—
General and administrative	13	8,830,353	3,168,820	1,419,684
Selling, marketing and promotion		2,379,866	1,274,294	—
Research & development		275,317	412,912	—
Depreciation and amortization	6	919,518	411,117	108,966
Foreign exchange loss		140,562	—	—
Share-based compensation	11(d)	6,888,997	4,550,716	—
Asset impairment	6, 7	522,500	2,183,699	—

Loss from operations		(27,694,760)	(12,884,550)	(1,528,650)
Other income (expense)
Finance expenses	14	(28,814,153)	(75,182)	(28,757)
Gain (loss) on disposal of property, plant and equipment	6	(17,075)	(35,373)	12,127

Net loss and comprehensive loss		$(56,525,988)	$(12,995,105)	$(1,545,280)

Basic and diluted loss per share	12	$(1.31)	$(0.37)	$(0.07)

See accompanying notes to the consolidated financial statements.

Sundial Growers Inc.

Consolidated Statements of Changes in Equity

(In Canadian dollars)

	Note	Number of shares	Share capital	Warrants	Contributed surplus	Equity component of Convertible notes	Deficit	Total Equity (Restated – Note 21)
Balance at February 28, 2016		19,605,182	$4,323,873	$—	$—	$82,417	$(2,069,697)	$2,336,593
Private placements	11(b)(i)	8,820,090	8,665,164	—	—	—	—	8,665,164
Shares issued for services		259,702	207,108	—	—	—	—	207,108
Shareholder loan conversion		367,670	247,949	—	—	(82,417)	—	165,532
Equity portion of convertible advances		—	—	—	—	93,540	—	93,540
Debt conversion		670,000	347,703	—	—	(93,540)	—	254,163
Shares issued for purchase of property		2,420,154	2,020,154	—	—	—	—	2,020,154
Share issuance costs	11(b)(i)	—	(676,177)	—	—	—	—	(676,177)
Share-based compensation	11(d)	—	—	—	—	—	—	—
Loss attributable to common shareholders		—	—	—	—	—	(1,545,280)	(1,545,280)

Balance at February 28, 2017		32,142,798	$15,135,774	$—	$—	$—	$(3,614,977)	$11,520,797

	Note	Number of shares	Share capital	Warrants	Contributed surplus	Equity component of Convertible notes	Deficit	Total equity
Balance at February 28, 2017		32,142,798	$15,135,774	$—	$—	$—	$(3,614,977)	$11,520,797
Private placements	11(b)(i)	5,728,564	8,122,550	—	—	—	—	8,122,550
Shares issued for services		6,667	25,698	—	—	—	—	25,698
Shares issued under related party credit agreement	11(b)(ii)	1,000,000	3,000,000	—	—	—	—	3,000,000
Share issuance costs	11(b)(i)	—	(514,611)	—	—	—	—	(514,611)
Share-based compensation	11(d)	—	—	—	4,550,716	—	—	4,550,716
Loss attributable to common shareholders		—	—	—	—	—	(12,995,105)	(12,995,105)

Balance at February 28, 2018		38,878,029	$25,769,411	$—	$4,550,716	$—	$(16,610,082)	$13,710,045

	Note	Number of shares	Share capital	Warrants	Contributed surplus	Equity component of Convertible notes	Deficit	Total equity
Balance at February 28, 2018		38,878,029	$25,769,411	$—	$4,550,716	$—	$(16,610,082)	$13,710,045
Private placements	11(b)(i)	4,400,446	20,451,972	—	—	—	—	20,451,972
Shares issued under related party credit agreement	11(b)(ii)	3,468,148	16,473,700	—	—	—	—	16,473,700
Shares repurchased	11(b)(iii)	(6,134,813)	(826,657)	—	—	—	(15,738,203)	(16,564,860)
Shares issued for services	11(b)(iv)	147,673	520,627	—	—	—	—	520,627
Share issuance costs	11(b)(i)	—	(310,129)	—	—	—	—	(310,129)
Warrants exercised		2,146,132	4,214,966	—	—	—	—	4,214,966
Share-based compensation	11(d)	—	—	—	6,888,997	—	—	6,888,997
Equity component of convertible notes		—	—	—	—	3,231,978	—	3,231,978
Transfer from contributed surplus		—	1,946,984	—	(1,946,984)	—	—	—
Fair value allocated to warrants	11(b)(i)	—	(3,107,668)	3,107,668	—	—	—	—
Loss attributable to common shareholders		—	—	—	—	—	(56,525,988)	(56,525,988)

Balance at December 31, 2018		42,905,615	$65,133,206	$3,107,668	$9,492,729	$3,231,978	$(88,874,273)	$(7,908,692)

See accompanying notes to the consolidated financial statements.

Sundial Growers Inc.

Consolidated Statements of Cash Flows

(In Canadian dollars)

	Note	Ten months December 31 2018	Year ended February 28 2018 (Restated – Note 21)	Year ended February 28 2017 (Restated – Note 21)
Cash provided by (used in) operating activities:
Net loss for the period		$(56,525,988)	$(12,995,105)	$(1,545,280)
Items not involving cash:
Depreciation and amortization	6	919,518	411,117	108,966
Amortization of finance costs		171,568	—	—
Accretion of convertible notes obligation		593,855	—	—
Financial obligation	11(b)(ii)	18,484,892	—	—
Shares issued for services	11(b)(iv)	520,627	25,698	207,108
Interest accrued on convertible notes	10	151,918	—	—
Loss on disposition of equipment	6	17,075	35,373	(12,127)
Share-based compensation	11(d)	6,888,997	4,550,716	—
Asset impairment	7	522,500	2,183,699	—
Net effect of change in fair value of biological assets	5,6	(1,744,199)	(365,633)	—
Change in accounts receivable		(209,012)	—	4,869
Change in prepaid expense, deposits and other		(427,557)	(163,182)	(68,738)
Change in goods and services tax recoverable		(1,909,551)	(134,836)	(47,001)
Change in accounts payable and accrued liabilities		7,138,902	1,207,307	(42,966)

Cash used in operating activities		(25,406,455)	(5,244,846)	(1,395,169)

Cash provided by (used in) investing activities:
Additions to property, plant and equipment	6	(76,321,168)	(7,587,550)	(4,787,264)
Proceeds from dispositions		—	30,000	79,762
Change in deposits on facilities		1,500,000	(3,562,544)	800,000
Changes in accounts payable and accrued liabilities		8,782,341	1,441,711	—

Cash flow used in investing activities		(66,038,827)	(9,678,383)	(3,907,502)

Cash provided by (used in) financing activities:
Advances to shareholders and related parties	16	(350,465)	(52,803)	(253,111)
Decrease in subscriptions receivable	21	—	304,328	(262,729)
Proceeds from finance lease	8	107,119	—	—
Repayments of finance lease	8	(34,243)	(108,846)	(117,593)
Proceeds from debt	9(a)	57,178,437	7,000,000	—
Proceeds from convertible notes	10	28,941,500	—	335,000
Debenture issuance costs		(1,177,943)	—	—
Proceeds from issuance of shares	11(b)(i)&(ii)	20,451,972	10,084,041	8,665,164
Share issuance costs	11(b)(i)	(310,129)	(514,611)	(676,177)
Repurchase of shares	11(b)(iii)	(9,633,430)	—	—
Proceeds from exercise of warrants	11(d)	4,214,966	—	—
Changes in accounts payable and accrued liabilities		(1,499,969)	2,172,978	1,038,509

Cash provided by financing activities		97,887,815	18,885,087	8,729,063

Increase in cash		6,442,533	3,961,858	3,426,392
Cash, beginning of year		7,678,166	3,716,308	289,916

Cash, end of year		$14,120,699	$7,678,166	$3,716,308

Supplemental Information
Cash paid for interest		$918,839	$75,182	$—

See accompanying notes to the consolidated financial statements

Sundial Growers Inc.

Notes to Consolidated Financial Statements

For the ten months ended December 31, 2018 and the years ended February 28, 2018 and 2017

1.	Description of Business

Sundial Growers Inc. (“Sundial” or the “Company”) was incorporated under the Business Corporations Act Alberta on August 19, 2006. The Company originally produced long English cucumbers. In 2012, the production facility was repurposed and was used by medical cannabis producers licensed under the Medical Marihuana Access Regulations (“MMAR”) to grow cannabis for their personal use.

The Company’s head office is located at 200, 919 11th Avenue SW, Calgary Alberta Canada.

The principal activities of the Company are the production, distribution and sale of cannabis as regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) in Canada, up to and including October 16, 2018. On October 17, 2018, the ACMPR was superseded by The Cannabis Act which regulates the production, distribution, and possession of cannabis for both medical and adult recreational access in Canada. The Company is also planning to expand its operations to jurisdictions outside of Canada where federally lawful and regulated including subsidiaries which operate in Europe and the United Kingdom.

Sundial does not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352.

Going Concern Assumption

These consolidated financial statements at December 31, 2018 have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company has accumulated a deficit amounting to $88,874,273 as at December 31, 2018 (February 28, 2018 – $16,610,082; February 28, 2017 – 3,614,977), including a loss of $56,525,988 for the ten months ended December 31, 2018 (years ended February 28, 2018 – $12,995,105; February 28, 2017 – $1,545,280). At December 31, 2018, the Company has net current liabilities of $47,949,555 (February 28, 2018 – $3,014,928; February 28, 2017 – net current assets of $3,061,061).

The Company has received a Producer’s Licence at each of its two facilities, a licence to sell live plants to other licensed producers and its standard processing and sales license from Health Canada, allowing the Company to begin selling its premium Alberta grown cannabis into the medical and adult-use markets. The continued expansion of existing commercial operations depends on obtaining further processing and sales licenses from Health Canada for the Company’s new facilities in Olds. The ability to continue as a going concern depends on Health Canada granting such licences, on the ability of the Company to achieve profitable operations and on raising additional financing to fund current and future operations.

While the Company has been successful in raising financing in the past, there is no assurance that it will be able to obtain its sales licence or obtain additional financing or that such financing will be available on reasonable terms. These conditions combined with the accumulated losses to date indicate the existence of a material uncertainty that cast substantial doubt on the Company’s ability to continue as a going concern.

During the ten-month period March 1 to December 31, 2018, the Company raised a total of $31.4 million from the issuance of shares, $28.4 million from the issuance of convertible notes, $4.2 million from the exercise of warrants, and secured the availability of debt financing in the amount of $64.9 million, of which $48.3 million was drawn upon as at December 31, 2018. Subsequent to the year end, an additional $30.0 million was raised through an additional term credit facility and the Company has entered into contracts with customers for future revenue.

After giving consideration to these recent debt and equity financings and the commencement of revenue recognition in first quarter of 2019, management believes that it will be able to raise additional necessary funds in the future. Accordingly, the use of the going concern assumption is considered appropriate and the

Sundial Growers Inc.

Notes to Consolidated Financial Statements

For the ten months ended December 31, 2018 and the years ended February 28, 2018 and 2017

Company’s consolidated financial statements have been prepared on a going concern basis. These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

2.	Basis of Presentation

a)	Statement of Compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) in effect as of December 31, 2018.

During the current year, the Company changed its fiscal year end from February 28 to December 31 and accordingly a ten month period ended December 31, 2018 is presented in these consolidated financial statements.

These consolidated financial statements have been prepared on a going concern basis, based on Management’s assessment that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

These consolidated financial statements were approved and authorized for issue by the Board of Directors (“Board”) on April 22, 2019.

b)	Basis of Measurement:

These consolidated financial statements have been prepared on a historical cost basis, except for biological assets and financial instruments which are measured at fair value with changes in fair value recorded in earnings.

c)	Basis of consolidation:

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in these consolidated financial statements from the date that control commences until the date that control ceases.

Wholly-owned subsidiaries	Jurisdiction of incorporation
Sprout Technologies Inc.	Alberta, Canada
KamCan Products Inc.	British Columbia, Canada
2011296 Alberta Inc.	Alberta, Canada
Sundial Deutschland GmbH	Germany
Sundial Portugal, Unipessoal LDA	Portugal

Subsequent to December 31, 2018, Sundial UK Limited, was incorporated under the laws of England and Wales on January 31, 2019.

Intercompany balances and any unrealized gains and losses or income and expenses arising from transactions between subsidiaries are eliminated upon consolidation.

Sundial Growers Inc.

Notes to Consolidated Financial Statements

For the ten months ended December 31, 2018 and the years ended February 28, 2018 and 2017

d)	Functional and Reporting Currency:

These consolidated financial statements are presented in Canadian dollars, which is the functional and reporting currency of the Company and its subsidiaries with the exception of Sundial Deutschland GmbH and Sundial Portugal, Unipessoal LDA which use the European Euro as their functional currency. Transactions in currencies other than the functional currency are translated at the rate prevailing at the date of transaction. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rate prevailing at each reporting date.

e)	Use of estimates and judgements:

The preparation of these consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Judgement is used mainly in determining whether a balance or transaction should be recognized in the consolidated financial statements. Estimates and assumptions are mostly used in determining the measurement of recognized transactions and balances. However, judgements and estimates are often interrelated.

Judgements, estimates and assumptions are continually evaluated and are based on factors including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in future periods affected.

Judgements, assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment include the following:

i)	Impairment indicators

Management assesses and continually monitors internal and external indicators of impairment relating to its assets. The assessment of indicators of impairment takes into account various factors including:

•	Likelihood of obtaining future licences from Health Canada;

•	Demand for cannabis for medical and recreational purposes;

•	Price of cannabis; and,

•	Changes in market discount rates.

ii)	Biological assets and inventory

Biological assets, comprising cannabis plants and agricultural product consisting of cannabis, are measured at fair value less costs to sell up to the point of harvest.

Determination of the fair values of the biological assets and the agricultural product requires the Company to make assumptions about how market participants assign fair values to these assets. These assumptions primarily relate to the level of effort required to bring the cannabis up to the point of harvest, costs to convert the harvested cannabis to finished goods, sales price, risk of loss, expected future yields from the cannabis plants and estimating values during the growth cycle.

Sundial Growers Inc.

Notes to Consolidated Financial Statements

For the ten months ended December 31, 2018 and the years ended February 28, 2018 and 2017

The valuation of biological assets at the point of harvest is the cost basis for all cannabis-based inventory and thus any critical estimates and judgements related to the valuation of biological assets are also applicable to inventory. The valuation of work-in-progress and finished goods also requires the estimate of conversion costs incurred, which become part of the carrying amount of the inventory. The Company must also determine if the cost of any inventory exceeds its net realizable value, such as cases where prices have decreased, or inventory has spoiled or has otherwise been damaged.

iii)	Deferred tax assets

Deferred tax assets, including those arising from tax loss carry-forwards, require management to assess the likelihood that the Company will generate sufficient taxable earnings in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be affected.

iv)	Share-based compensation

The fair value of share-based compensation expenses is estimated using the Black-Scholes pricing model and relies on a number of estimates, such as the expected life of the warrant, the volatility of the underlying share price, the risk-free rate of return and the estimated rate of forfeiture of warrants granted.

v)	Convertible instruments

Convertible notes are compound financial instruments which are accounted for separately by their components: a financial liability and an equity instrument. The financial liability, which represents the obligation to pay coupon interest on the convertible notes in the future, is initially measured at its fair value and subsequently measured at amortized cost. The residual amount is accounted for as an equity instrument at issuance.

The identification of the components of convertible notes is based on interpretations of the substance of the contractual arrangement and therefore requires judgement from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability is also based on various assumptions, including contractual future cash flows, discount rates and the presence of any derivative financial instruments.

vi)	Financial Obligation

The financial obligation arising pursuant to a royalty agreement, requires management to make assumptions and use judgement in determining the generation of future revenues and an appropriate discount rate.

vii)	Acquisitions

The Company assesses whether an acquisition should be accounted for as an asset acquisition or a business combination under IFRS 3. This assessment requires management to make judgements on whether the assets acquired and liabilities assumed constitute a business as defined in IFRS 3 and if the integrated set of activities, including inputs and processes acquired, is capable of being conducted and managed as a business and the Company obtains control of the business inputs and processes.

Sundial Growers Inc.

Notes to Consolidated Financial Statements

For the ten months ended December 31, 2018 and the years ended February 28, 2018 and 2017

3.	Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held with banks and other short-term liquid investments with maturities of less than 90 days.

Restricted Cash and Cash Equivalents

The Company records restricted cash as current assets representing funds held in trust by the Town of Olds, Alberta in accordance with municipal regulations related to the granting of a building permit. The restricted cash relates to funds in short term liquid investments with a financial institution as security for a letter of credit.

Biological Assets

While the Company’s biological assets, consisting of cannabis plants are within the scope of IAS 41 Agriculture, the direct and indirect costs of biological assets are determined using an approach similar to the capitalization criteria used in IAS 2 Inventories. The Company capitalizes all direct and indirect costs as incurred related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest including labour related costs, grow consumables, materials, utilities, facilities costs, quality and testing costs. Capitalized costs are subsequently recorded within cost of sales in the period that the related product is sold.

The Company measures the biological assets at fair value less cost to sell up to the point of harvest, which becomes the basis for the cost of finished goods inventories after harvest. Cost to sell includes post-harvest production, shipping and fulfillment costs. Net unrealized changes in fair value less cost to sell during the period are included in the results of operations of the related period.

Biological assets were measured at a fair value of nil prior to October 17, 2018 when Bill C-45, the Cannabis Act went into effect. All cost related to cannabis production prior to that date were expensed as pre-production expenses.

Inventory

Inventories of harvested work-in-process and finished goods are valued at the lower of cost and net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value less cost to sell up to the point of harvest, which becomes the initial deemed cost. All subsequent direct and indirect post-harvest costs are capitalized to inventory as incurred, including labour related costs, consumables, materials, packaging supplies, utilities, facilities costs, quality and testing costs. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Inventories for resale and supplies and consumables are valued at the lower of costs and net realizable value, with cost determined using the weighted average cost basis.

Sundial Growers Inc.

Notes to Consolidated Financial Statements

For the ten months ended December 31, 2018 and the years ended February 28, 2018 and 2017

Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation, less any recognized impairment losses. The cost of additions, betterments, renewals, and interest during construction is capitalized. Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately. When the cost of replacing a portion of an item of property and equipment is capitalized, the carrying amount of the replaced part is derecognized.

Property, plant and equipment are depreciated as they become available for use. Buildings are not depreciated until a producer’s licence is obtained. For assets available for use, depreciation is computed using the straight-line method over the estimated useful life of the assets, as described below:

Land Production facilities Equipment Construction in progress	n/a 4-20 years 10 years n/a

Depreciation of construction in progress assets commences when the assets are ready for their intended use or when a Health Canada producer’s licence is granted. The assets’ residual values and useful lives are reviewed, and adjusted as appropriate, at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by adjusting the depreciation period or method, as appropriate, and are treated as changes in accounting estimates.

Any gain or loss arising on the disposal or retirement of an item of property and equipment is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognized in the consolidated statements of loss and comprehensive loss.

Intangible Assets

Intangible assets are comprised of pre-licensing costs (Note 7) and are carried at cost less accumulated impairment losses. The intangible assets will be amortized over the life of the related production facility once licences are obtained.

Financial Instruments

IFRS 9 was issued by the IASB on July 24, 2014 and replaced IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified in a similar manner as under IAS 39.

Under IFRS 9, financial assets are initially measured at fair value plus, in the case of a financial asset not at fair value through profit and loss [“FVTPL”], transaction costs. Financial assets are subsequently measured at:

i) FVTPL;

ii) amortized cost;

iii) debt measured at fair value through other comprehensive income [“FVOCI”];

Sundial Growers Inc.

Notes to Consolidated Financial Statements

For the ten months ended December 31, 2018 and the years ended February 28, 2018 and 2017

iv) equity investments designated at FVOCI; or

v) financial instruments designated at FVTPL.

The classification is based on whether the contractual cash flow characteristics represent “solely payment of principal and interest” [the “SPPI test”] as well as the business model under which the financial assets are managed. Financial assets are required to be reclassified only when the business model under which they are managed has changed. All reclassifications are to be applied prospectively from the reclassification date.

Debt investments are recorded at amortized cost for financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the SPPI test.

The assessment of the Company’s business models for managing the financial assets was made as of the date of initial application of March 1, 2018 or on initial recognition. The assessment of whether contractual cash flows on debt instruments meet the SPPI test was made based on the facts and circumstances as at the initial recognition of the financial assets.

Consistent with IAS 39, all financial liabilities held by the Company under IFRS 9, other than convertible notes, are initially measured at fair value and subsequently measured at amortized cost. The convertible debenture issued by the Company in October and November 2018 has been designated at FVTPL upon initial recognition as permitted by IFRS 9 as the debenture contains multiple embedded derivatives.

The following table summarizes the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each of the Company’s financial assets and financial liabilities:

	IAS 39 Classification	IFRS 9 Classification
Cash/Restricted cash and cash equivalents Accounts receivable Amounts owed by related parties	Loans and receivables Loans and receivables Loans and receivables	Amortized cost Amortized cost Amortized cost

Accounts payable and accrued liabilities Note payable Promissory note Convertible notes Long-term debt	Other liabilities Other liabilities Other liabilities Not applicable Other liabilities	Other liabilities Other liabilities Other liabilities FVTPL Other liabilities

Impairment of Assets

a)	Financial assets

Under IFRS 9, the Company is required to apply an expected credit loss [“ECL”] model to all debt financial assets not held at FVTPL, where credit losses that are expected to transpire in futures years are provided for, irrespective of whether a loss event has occurred or not as at the balance sheet date. For trade receivables, the Company has applied the simplified approach under IFRS 9 and has calculated ECLs based on lifetime expected credit losses taking into considerations historical credit loss experience and financial factors specific to the debtors and general economic conditions. The Company has assessed the impairment of its amounts receivable using the expected credit loss model, and no difference was noted. As a result, no incremental impairment loss has been recognized upon transition and at March 1, 2018.

Sundial Growers Inc.

Notes to Consolidated Financial Statements

For the ten months ended December 31, 2018 and the years ended February 28, 2018 and 2017

b)	Non-financial assets

The carrying amounts of the Company’s property, plant and equipment and intangible assets are assessed for impairment indicators at each reporting period end basis to determine whether there is an indication that such assets have experienced impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s or group of assets estimated fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable independent cash inflows (a cash generating unit or “CGU”).

Where an impairment loss is subsequently determined to have reversed, the carrying amount of the asset (or CGU) is adjusted to the revised estimate of its recoverable amount but limited to the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) previously. A reversal of an impairment loss is recognized immediately in the statements of comprehensive loss.

Non-monetary Transactions

All non-monetary transactions are measured at the fair value of the asset surrendered or the asset received, whichever is more reliable, unless the transaction lacks commercial substance, or the fair value cannot be reliably established. The lack of commercial substance requirement is met when the future cash flows are expected to change significantly as a result of the transaction. When the fair value of a non-monetary transaction cannot be reliably measured, it is recorded at the carrying amount (after reduction, when appropriate, for impairment) of the asset given up, adjusted by the fair value of any monetary consideration received or given. When the asset received or the consideration given consists of shares in an actively traded market, the value of those shares will be considered fair value.

Repurchase of Common Shares

The repurchase of common shares will be recorded at the value of the consideration given. All common shares repurchased are cancelled. Any excess of the purchase price over the carrying amount will be charged to retained earnings as share repurchase premiums.

Compound Financial Instruments

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability which does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the compound financial instrument taken as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

Interest and losses and gains relating to the financial liability are recognized in the consolidated statements of loss and comprehensive loss. On conversion, the financial liability is reclassified to equity; no gain or loss is recognized on conversion.

Sundial Growers Inc.

Notes to Consolidated Financial Statements

For the ten months ended December 31, 2018 and the years ended February 28, 2018 and 2017

Research and Development

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets the generally accepted criteria for deferral and amortization of IAS 38 “Intangible Assets”. Research and development costs comprise consulting fees and licence acquisition fees. No development costs have been capitalized as at December 31, 2018 (February 28, 2018 – nil).

Income Taxes

Income taxes are recognized in the consolidated statements of loss and comprehensive loss, except to the extent that they relate to items recognized directly in equity, in which case the tax is recognized in equity.

Current taxes are generally the expected income tax payable on taxable income for the reporting period, calculated using rates enacted or substantively enacted at the consolidated statements of financial position dates, and includes any adjustment to income tax payable or recoverable in respect of previous periods.

Uncertain income tax positions are accounted for using the standards applicable to current income tax assets and liabilities. Liabilities and assets are recorded to the extent they are deemed to be probable.

Deferred tax is recognized using the liability method, based on temporary differences between financial statement carrying amounts of assets and liabilities, and their respective income tax bases. Deferred tax is determined using tax rates that have been enacted or substantively enacted by the consolidated statements of financial position date and are expected to apply when the related deferred tax asset is realized, or the deferred tax liability is settled. Deferred tax is not accounted for where it arises from initial recognition of an asset or liability in a transaction other than a business combination which, at the time of the transaction, affects neither accounting nor taxable income (loss). The amount of deferred tax recognized is based on the expected manner and timing of realization or settlement of the carrying amount of assets and liabilities. Deferred tax assets are recognized only to the extent that it is probable that future taxable income will be available for which the temporary differences can be utilized. Deferred tax assets are reviewed at each consolidated statements of financial position date and adjusted to the extent that it is no longer probable that the related tax benefit will be realized.

Current tax assets and liabilities are offset when the Company has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

New Standards, Interpretations and Amendments Adopted by the Company during the current period

IFRS 15, “Revenue from contracts with customers (“IFRS 15”) was issued by the IASB in May 2014 and specifies how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers, excluding contracts within the scope of the standards on leases, insurance contracts and financial instruments. On April 12, 2016, the IASB published final clarifications to IFRS 15 with respect to identifying performance obligations, principal versus agent considerations, and licensing. IFRS 15 became effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard on January 1, 2018, however as the Company has not recorded revenue in the ten months ended December 31, 2018, there was no impact on these consolidated financial statements.

Sundial Growers Inc.

Notes to Consolidated Financial Statements

For the ten months ended December 31, 2018 and the years ended February 28, 2018 and 2017

The Company’s accounting policy for revenue recognition under IFRS 15 is as follows:

To determine the amount and timing of revenue to be recognized, the Company follows the five-step model:

1.	Identifying the contract with a customer.

2.	Identifying the performance obligations.

3.	Determining the transaction price.

4.	Allocating the transaction price to the performance obligations.

5.	Recognizing revenue when/as performance obligations are satisfied.

Revenue from the direct sale of cannabis for a fixed price is recognized when the Company transfers control of the good(s) to the customer, which is at the point of delivery for recreational cannabis.

Revenue earned in Canada will include excise taxes, which the Company pays as principal, but excludes duties and taxes collected on behalf of third parties. Revenue also includes the net consideration to which the Company expects to be entitled. Revenue is recognized to the extent that it is highly probable that a significant reversal will not occur. Therefore, revenue will be stated net of expected price discounts, allowances for customer returns and certain promotional activities and similar items. Generally, payment of the transaction price is due within credit terms that are consistent with industry practices, with no element of financing.

Future Accounting Pronouncements

Standards issued but not yet effective up to the date of issuance of the Company’s consolidated financial statements which the Company reasonably expects to be applicable at a future date, are listed below. The Company intends to adopt such standards when they become effective.

IFRS 16, “Leases” replaces IAS 17 Leases. For lessees applying IFRS 16, a single recognition and measurement model for leases would be used, with required recognition of assets and liabilities for most leases. The standard came into effect for annual periods beginning on or after January 1, 2019, with earlier adoption permitted if the entity is also applying IFRS 15 Revenue from Contracts with Customers. Management is currently assessing the potential impact of the adoption of IFRS 16 on the Company’s consolidated financial statements.

4.	Biological Assets

The Company’s biological assets consist of cannabis plants in various stages of vegetation, including clones which have not been harvested. The change in carrying value of biological assets are as follows:

	December 31, 2018	February 28, 2018	February 28, 2017
Balance, beginning of period	$54,342	$—	$—
Increase in biological assets due to capitalized costs	2,537,085	—	—
Net change in fair value of biological assets	(1,280,180)	365,633	—
Transferred to inventory upon harvest	(435,430)	(311,291)	—

Balance, end of period	$875,817	$54,342	$—

Sundial Growers Inc.

Notes to Consolidated Financial Statements

For the ten months ended December 31, 2018 and the years ended February 28, 2018 and 2017

Biological assets are valued in accordance with IAS 41 and are presented at their fair values less costs to sell up to the point of harvest. This is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price less costs to sell per gram.

The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. The Company’s method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial cloning to the point of harvest.

The following table quantifies each significant unobservable input, and provides the impact a 10% increase/decrease in each input would have on the fair value of biological assets at December 31, 2018:

Assumption		Input	10% change ($000’s)
Expected loss of plants until harvest (1)%		5	5
Estimated yield per plant (2)	grams	39	87
Weighted average number of growing weeks completed as a percentage of total expected growing weeks as at year end	%	20	147
Estimated selling price (3)	$/gram	5.25	294
After harvest cost to complete and sell	$/gram	0.70	39

1.	Weighted average of expected loss of plants until harvest via plants that do not survive to the point of harvest. Does not include any financial loss on a surviving plant.
2.	Varies by strain; obtained through historical growing results or grower estimate if historical results are not available.
3.	Varies by strain and sales market; obtained through average selling prices or estimated future selling prices if historical results are not available.

These estimates are subject to volatility in market prices and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

The Company estimates the harvest yields for cannabis at various stages of growth. As of December 31, 2018, it is expected that the Company’s cannabis plants biological assets will yield approximately 2,800 kilograms of dry cannabis when harvested.

The Company’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the net change in fair value of biological assets in future periods.

5.	Inventory

Inventory was comprised of the following:

	December 31, 2018	February 28, 2018	February 28, 2017
Harvested cannabis	$435,430	$311,291	$—
Supplies and consumables	798,585	—	—

Balance, end of period	$1,234,015	$311,291	$—

Sundial Growers Inc.

Notes to Consolidated Financial Statements

For the ten months ended December 31, 2018 and the years ended February 28, 2018 and 2017

Subsequent to February 28, 2018 the inventory held at that date was destroyed and the related carrying amount was charged to pre-production expenses.

At December 31, 2018, the Company held 303 kilograms of harvested cannabis (February 28, 2018–54.14 kilograms; February 28, 2017 – nil kilograms) in inventory.

6.	Property, Plant and Equipment

	Land	Production Facilities	Equipment	Leasehold Improve- ments	Construction in progress	Total
Cost
Balance February 29, 2016	$—	$905,470	$1,006,254	$—	$—	$1,911,724
Additions	2,335,258	3,623,776	325,884	—	—	6,284,918
Dispositions	—	—	(118,919)	—	—	(118,919)

Balance February 28, 2017	$2,335,258	$4,529,246	$1,213,219	$—	$—	$8,077,723
Additions	1,693,670	352,319	2,465,160	—	3,315,634	7,826,783
Dispositions	—	(11,016)	(117,192)	—	—	(128,208)
Asset impairment	—	(1,598,983)	(584,716)	—	—	(2,183,699)

Balance February 28, 2018	4,028,928	3,271,566	2,976,471	—	3,315,634	13,592,599
Additions	1,217,127	19,975,059	4,294,637	89,038	50,745,307	76,321,168
Dispositions	—	—	(17,075)	—	—	(17,075)

Balance December 31, 2018	$5,246,055	$23,246,625	$7,254,033	$89,038	$54,060,941	$89,896,692

Accumulated amortization
Balance, February 29, 2016	$—	$—	$94,439	$—	$—	$94,439
Depreciation	—	—	80,208	—	—	80,208
Dispositions	—	—	(51,284)	—	—	(51,284)

Balance, February 28, 2017	$—	$—	$123,363	$—	$—	$123,363
Depreciation	—	83,991	327,126	—	—	411,117
Dispositions	—	—	(48,135)	—	—	(48,135)

Balance February 28, 2018	—	83,991	402,354	—	—	486,345
Depreciation	—	822,129	91,202	6,187	—	919,518

Balance December 31, 2018	$—	$906,120	$493,556	$6,187	$—	$1,405,863

Net book value
February 28, 2017	$2,335,258	$4,529,246	$1,089,856	$—	$—	$7,954,360

February 28, 2018	$4,028,928	$3,187,575	$2,574,117	$—	$3,315,634	$13,106,254

December 31, 2018	$5,246,055	$22,340,505	$6,760,477	$82,851	$54,060,941	$88,490,829

During the ten months ended December 31, 2018, $779,029 (years ended February 28, 2018 – $225,618; February 28, 2017 – 20,061) in salaries and benefits was capitalized, including $294,849 (years ended February 28, 2018 – $211,400; February 28, 2017 – nil)) associated with construction in progress. In addition, a total of $2,036,169 in interest associated with construction in progress was capitalized during the ten months ended December 31, 2018 (years ended February 28, 2018 and 2017 – nil). Construction in progress relates to the construction of production facilities.

Sundial Growers Inc.

Notes to Consolidated Financial Statements

For the ten months ended December 31, 2018 and the years ended February 28, 2018 and 2017

Property, plant and equipment includes equipment with a cost of $327,533 (February 28, 2018 – $224,560; February 28, 2017 – $89,676) and a net book value of $227,614 (February 28, 2018 – $190,876; February 28, 2017 – $38,516) under finance lease arrangements (Note 8).

During the year ended February 28, 2018, certain property and equipment was deemed no longer suitable for its originally intended use and as such the Company recorded an impairment expense of $2,183,699.

7.	Intangible Asset

Intangible assets were carried at an amount of nil at December 31, 2018 (February 28, 2018 and 2017 – $522,500). During the ten months ended December 31, 2018 the Company determined that the intangible asset currently has no recoverable amount due to its early stage of development. An impairment charge of $522,500 was recorded in the ten months ended December 31, 2018.

8.	Obligation Under Finance Leases

The Company owns equipment under finance leases expiring in 2024. The leases carry a weighted average annual interest rate of 0.00%. The future minimum lease payments at the inception of the leases were $247,412 and at December 31, 2018 were as follows:

	December 31, 2018	February 28, 2018	February 28, 2017
2018	$—	$—	$9,287
2019	44,340	24,296	9,287
2020	44,340	24,926	8,513
2021	44,340	24,926	—
2022	44,340	24,926	—
2023	36,767	24,926	—
Thereafter	—	16,621	—

Minimum lease payments	214,127	141,251	27,087
Less: interest portion at a rate of 0.00% (February 28, 2017 – 3.90%)	—	—	1,523

Net minimum lease payments	214,127	141,251	25,564
Less: current portion	44,340	24,926	8,440

	$169,787	$116,325	17,124

The carrying value of assets held under finance leases as of December 31, 2018 was $227,614 (February 28, 2018 – $190,876; February 28, 2017 – $38,516). Interest expense for the ten months ended December 31, 2018 was nil (years ended February 28, 2018 – nil and 2017 – 1,661) and principal payments and down payments were $34,243 (years ended February 28, 2018 – $108,846; February 28, 2017 – 117,593).

9.	Debt

(a)	Bank credit facilities

Commitment letter

On August 16, 2018, the Company signed a Commitment Letter with its primary lender for various credit facilities. The Commitment Letter was subsequently amended on December 19, 2018. The credit facilities include Facilities 1, 2, 3 and 4 which are available to the Company prior to June 1, 2019 and Facilities 5, 6 and 7 which will be available to the Company after June 1, 2019.

Sundial Growers Inc.

Notes to Consolidated Financial Statements

For the ten months ended December 31, 2018 and the years ended February 28, 2018 and 2017

Facility 1 is a $29.5 million Non-Revolving Development Loan Facility. Interest is payable monthly at prime plus 2.75%.

Facility 2 is a $500,000 Operating Facility. Interest is payable monthly at prime plus 3.00%.

Facility 3 is a $5 million Building Development Facility. Interest is payable monthly at prime plus 2.75%.

Facility 4 is a $14.0 million Development Facility. The loan is non-revolving, and interest is payable monthly at prime plus 2.75%.

Facilities 5, 6 and 7, totalling $48.5 million are available to the Company on or after June 1, 2019 to be used to refinance Facilities 1, 3 and 4 respectively. Facilities 6 and 7 are available on the condition that revenue is being generated from two of three pods in Cluster 1 of the Company’s production facility. Interest is payable monthly at prime plus 2.25%.

Following the advances of Facilities 5, 6 and 7, and the subsequent extinguishment of Facilities 1, 3 and 4, principal will be repaid in quarterly principal payments at the end of the Company’s first fiscal quarter following such advance, amortized over a 5-year period, plus accrued interest thereon, with the balance of all borrowings outstanding under these facilities due and payable in full no later than August 16, 2020. Facility 2 will be due and payable in full on the earlier of the first drawdown under Facility 5 or August 16, 2020.

Prepayment is permitted under Facilities 1, 3 and 4 in whole or in part in minimum amounts of $2,000,000 and in integral multiples of $1,000,000 thereafter; and under Facility #2 in whole or in part in minimum amounts of $100,000 and in integral multiples of $10,000 thereafter. Facilities 5, 6, and 7 cannot be prepaid prior to their maturity.

The Company is subject to two financial covenants under these facilities as follows:

(i)	The Company must maintain a working capital ratio of at least 1.15:1.00 until April 1, 2019 and 1.25:1.00 on or after April 1, 2019; and

(ii)	Beginning with the first full quarter following June 1, 2019, the Company must maintain a fixed charge coverage ratio of at least 1.50:1.00.

Each of these financial ratios will be tested quarterly and maintained at all times.

The facilities are secured by a general security agreement over all present and after acquired personal property and a floating charge on all lands, subject to permitted encumbrances.

As at December 31, 2018, a total of $32,799,765 had been drawn under the Facility 1 ($29,500,000) and Facility 4 ($3,299,765). No amounts were outstanding under any of the other facilities.

During the ten months ended December 31, 2018, the Company paid $682,390 in commitment and legal fees to secure the Commitment Letter of which $90,132 were expensed and $592,258 will be amortized over the remaining terms of the various credit facilities. A total of $436,751 in interest was paid under the various credit facilities.

As at December 31, 2018, the Company was in compliance with all financial covenants under the Commitment Letter.

Subsequent to the end of the year, the Company signed an additional credit agreement to secure a $30 million non-revolving term-loan facility [in Note 20 (a)].

Sundial Growers Inc.

Notes to Consolidated Financial Statements

For the ten months ended December 31, 2018 and the years ended February 28, 2018 and 2017

(b)	Other secured debt

(i)	Loan agreement

On October 22, 2018, the Company entered into a loan agreement with a financial institution for a principal amount of $7,000,000. The facility funds may be used for equipment purchases of $3,500,000, general corporate purposes of $3,480,000 and facility fees of $20,000. The facility bears interest at the lenders variable mortgage rate plus 5.0000% per annum, which, as at December 31, 2018, amounted to 8.7% per annum. The loan is secured by (i) a third priority charge against the Company’s Rocky View production facility, (ii) a third priority charge against the Company’s Olds production facility, (iii) a third priority charge against the present and after acquired personal property of the Company and the lender’s Guarantors, and (iv) a first priority charge in the warrant subscriptions and the proceeds thereof, issued in the private placement of units [Note 11(b)(i)].

As at December 31, 2018, $7,000,000 had been drawn under this loan agreement. During the ten months ended December 31, 2018, the Company paid $64,900 in fees to secure the loan agreement of which $20,756 were expensed and $44,144 will be amortized over the remaining term of the loan agreement. A total of $113,009 in interest was paid under the loan agreement.

The agreement requires monthly confirmation that that all financial covenants under the Commitment Letter described in Note 9(a) have been met.

(ii)	Note agreement

On February 16, 2018, the Company entered into a Note Agreement (the “Agreement”) to borrow $7,000,000 for a period of six months, with the option of the Company to extend the term for an additional six months upon payment of $840,000. In August 2018, the Company exercised the option to extend the term and the extension obligation of $840,000 was added to the principal of the note. The repayment of the principal may be made either by (i) delivery of 3,500,000 grams of product; (ii) payment of a buy-back amount of $7,840,000 (being the product multiplied by $2.24 per gram); or (iii) upon providing 90 days’ written notice, a combination of (i) and (ii). The Note Agreement is secured by a first-ranking security interest in respect of present and future property and assets and by the lender entering into a subordination agreement in favour of a Canadian financial institution up to a maximum of $30 million.

As at December 31, 2018, $8,545,600 including extension fee and other obligations was outstanding under the Agreement.

During the ten months ended December 31, 2018, the Company incurred $33,533 in costs to secure the Agreement of which $29,307 were expensed and $4,226 will be amortized over the remaining term of the Agreement. A total of $1,545,600 in interest and renewal fees were paid or accrued under the Agreement.

The Agreement is subject to various non-financial covenants, with which the Company was in compliance as at December 31, 2018 and February 28, 2018. The outstanding balance under the Agreement, including any additional accrued interest was repaid in full on February 22, 2019.

(iii)	Unsecured promissory note

During the ten months ended, December 31, 2018, the Company entered into an agreement with a former Officer of the Company to repurchase a total of 6,134,813 common shares at a weighted

Sundial Growers Inc.

Notes to Consolidated Financial Statements

For the ten months ended December 31, 2018 and the years ended February 28, 2018 and 2017 average price of $2.70 per common share for total consideration of $16,562,866 [see Note 11(b)(iii)]. A balance of $6,931,429 remained unpaid under the agreement and was converted to an Unsecured Subordinated Promissory Note (the “Promissory Note”). The Promissory Note has a stated maturity of March 25, 2019; however, maturity is extended if repayment would constitute an event of default under the Company’s other debt instruments. The Promissory Note remains outstanding and accrues interest at a rate of 1% per month from March 25, 2019 until repayment unless otherwise agreed by the parties.

10.	Convertible notes

In October and November 2018, the Company closed three separate tranches of a private placement of 12% notes, convertible into units consisting of one common share and one half of one common share purchase warrant at the option of the holder for up to twelve months. The Canadian dollar denominated offering (“CAD offering”) was convertible into units at a price of $6.25 per unit. The U.S. dollar denominated offering (“USD offering”) was convertible into units at a price of $5.00 USD per unit. Interest is payable at 12% per annum, payable monthly, and maturing twelve months from the date of issuance. Total gross proceeds were $28,941,500 ($22,173,500 from the CAD offering and CDN$6,768,000 from the USD Offering). A total of $1,177,943 in fees were incurred related to both offerings. Related parties, including employees, directors and companies associated with those parties, subscribed to approximately $7.7 million of the convertible notes.

During the ten months ended December 31, 2018, there were no convertible notes converted to common shares and a total of $572,193 in interest was accrued or paid. The total face value of convertible notes outstanding at December 31, 2018 was $28.9 million (February 28, 2018 – nil).

The convertible notes have been segregated into their debt and equity components using the residual valuation approach. The financial liability component has been assigned a value equal to the discounted present value of the future interest and principal payments, discounted at a market rate of interest of 18 percent. The residual component, representing the value ascribed to the holder’s option to convert the principal balance into common shares, is classified as shareholders’ equity for the Canadian dollar denominated notes. The residual component of the USD denominated notes has been classified as a liability due to the variability in the conversion feature as it is subject to fluctuations in the USD/CDN exchange rate.

The convertible notes outstanding at December 31, 2018 and February 28, 2018 were recorded as follows:

	December 31, 2018	February 28, 2018	February 28, 2017
Opening balance	—	$—	$—
Convertible notes issued	$28,941,500	—	—
Interest accrued on notes	151,918	—	—
Financing costs	(1,006,374)	—	—
Accretion of debenture obligation	593,855	—	—

Balance, end of period	$28,680,899	$—	$—

Sundial Growers Inc.

Notes to Consolidated Financial Statements

For the ten months ended December 31, 2018 and the years ended February 28, 2018 and 2017

	December 31, 2018	February 28, 2018	February 28, 2017
Allocated to:
Liability	$24,416,520	$—	$—
Liability – equity portion related to USD denominated notes	1,032,401	—	—
Equity	3,231,978	—	—

Balance, end of period	$28,680,899	$—	$—

11.	Share Capital

(a) Authorized:	an unlimited number of voting common shares, no par value
an unlimited number of preferred shares, no par value

(b)	Issued and outstanding:

	December 31, 2018		February 28, 2018		February 28, 2017
Common Shares	Number	Amount	Number (Restated – Note 21)	Amount (Restated – Note 21)	Number (Restated – Note 21)	Amount (Restated – Note 21)
Balance, beginning of year	38,878,029	$25,769,411	32,142,798	$15,135,774	19,605,182	$4,323,873
Shares issued for cash [Note 11(b)(i)]	4,400,446	20,451,972	5,728,564	8,122,550	8,820,090	8,665,164
Shares issued under related party credit agreement [Note 11(b)(ii)]	3,468,148	16,473,700	1,000,000	3,000,000	—	—
Shares repurchased [Note 11(b)(iii)]	(6,134,813)	(826,657)	—	—	—	—
Shares issued for services [Note 11 (b)(iv)]	147,673	520,627	6,667	25,698	259,702	207,108
Shares converted from shareholder loans	—	—	—	—	367,670	247,949
Shares converted from convertible debt	—	—	—	—	670,000	347,703
Shares issued for purchase of assets	—	—	—	—	2,420,154	2,020,154
Share issuance costs [Note 11(b)(i)]	—	(310,129)	—	(514,611)	—	(676,177)
Warrants exercised [Note 11(c)]	2,146,132	4,214,966	—	—	—	—
Transfer from contributed surplus [Note 11(e)]	—	1,946,984	—	—	—	—
Fair value allocated to warrants [Note 11(c)]	—	(3,107,668)	—	—	—	—

Balance, end of period	42,905,615	$65,133,206	$38,878,029	$25,769,411	32,142,798	$15,135,774

(i)	During the ten months ended December 31, 2018, the Company closed private placements for total gross proceeds of $20,451,972:

1.	529,562 common shares at a price of $3.90 per common shares for gross proceeds of $2,065,308;

2.

Units comprised of one common share and warrants to purchase one common share at a price of $4.75 for gross proceeds of $13,333,127. The warrants vested immediately and expire on April 30, 2019. A total of 2,806,971 common shares and 2,806,971 common share purchase warrants were issued. A fair value of $3,037,253 was assigned to the warrants using the Black-Scholes option pricing model with the following assumptions: a risk-free rate of 1.65% and an expected volatility of 80%; and

3.	1,063,902 common shares at a price of $4.75 per share for gross proceeds of $5,053,537.

Commissions for all shares issued during the ten months ended December 31, 2018 of $310,129 were paid resulting in net proceeds of $20,141,843.

During the year ended February 28, 2018, the Company closed private placements for total gross proceeds of $8,116,550:

1.	600,000 shares were issued at a price of $1.00 per share for gross proceeds of $600,000;

Sundial Growers Inc.

Notes to Consolidated Financial Statements

For the ten months ended December 31, 2018 and the years ended February 28, 2018 and 2017

2.	2,400,407 shares were issued at a price of $1.25 per share for gross proceeds of $3,000,509;

3.	2,410,713 shares were issued at a price of $1.50 per share for gross proceeds of $3,616,054 and;

4.	230,766 shares were issued at a price of $3.90 per share for gross proceeds of $899,987.

Commissions and costs on shares issued during the year ended February 28, 2018 totalled $514,611 resulting in net proceeds of $7,601,939.

During the year ended February 28, 2017, the Company closed private placements for total gross proceeds of $8,665,164:

1.	58,333 shares were issued at a price of $0.60 per share for gross proceeds of $35,000;

2.	814,375 shares were issued at a price of $0.75 per share for gross proceeds of $610,781;

3.	8,070,387 shares were issued at a price of $1.00 per share for gross proceeds of $8,070,387 and;

4.	350,807 shares were issued at a price of $1.25 per share for gross proceeds of $438,509.

Commissions and costs on shares issued during the year ended February 28, 2017 totalled $676,177 resulting in net proceeds of $7,988,987.

(ii)

On January 15, 2018, the Company entered into a credit agreement with a company controlled by an officer and director of the Company (the “Purchaser”) discussed in more detail in Note 16. The credit agreement was amended on August 16, 2018. Under the amended agreement, the Purchaser agreed to provide up to $11,000,000 of equity financing for the construction of a portion of the Company’s facility in Olds, Alberta. At December 31, 2018, a total of $10,942,057 (February 28, 2018 – $3,000,000; February 28, 2017 – nil) had been advanced under the amended agreement and was converted into 4,468,147 common shares (February 28, 2018 – 1,000,000; February 28, 2017 – nil). The difference between the fair value of the shares at the time of issue and the amount based on the price per share as outlined in the credit agreement of $8,531,644 was charged to finance expense. The credit agreement is subject to various non-financial covenants, with which the Company was in compliance as at December 31, 2018 and February 28, 2018, except for the growing capacity covenant. This covenant requires that at least 25,000 square feet of defined space at the Olds facility be dedicated exclusively to and capable of producing flower. This covenant was waived by the Purchaser as the use of that facility space for clones and vegetation plants was determined to be a superior allocation of productive capacity.

In addition, pursuant to the terms of the credit agreement, the Purchaser is entitled to quarterly royalty payments calculated based on the Company’s revenue from the facilities subject to the amended credit agreement for each fiscal quarter multiplied by 6.5% (the “Royalty Payment”). The Royalty Payments accrue beginning October 1, 2018 and are to be paid on the first business day of every subsequent fiscal quarter until September 30, 2027. The Company has estimated the present value of these payments at $18,484,892 assuming a discount rate of 18% and has recorded the amount as a financial obligation in its consolidated statement of financial position in its current and non-current components. Certain assumptions used to estimate the present value of the financial obligation are subject to variability over the term of the amended credit agreement. A 10 percent variation in realized cannabis prices over the term of the royalty would result in a $1.5 million change in the amount of the financial obligation and a 10 percent variation in realized cannabis production from the facilities over the term of the royalty would result in a $1.8 million change in the financial obligation.

(iii)	During the ten months ended December 31, 2018, the Company entered into an agreement to repurchase a total of 6,134,813 common shares at a weighted average price of $2.70 per common share

Sundial Growers Inc.

Notes to Consolidated Financial Statements

For the ten months ended December 31, 2018 and the years ended February 28, 2018 and 2017 for total consideration of $16,564,860. The excess of $15,738,203 of the shares’ repurchase value over their carrying amount was charged to retained earnings as a share repurchase premium. A total of $6,931,429 remained unpaid under the agreement and was converted to a Promissory Note [see Note 9 (b)(iii)].

(iv)

During the ten months ended December 31, 2018, 31,396 common shares were issued at $1.00 per share, 50,000 common shares were issued at $3.00 per share and 50,000 common shares were issued at $4.75 per share to settle amounts owing under existing employment contracts. In addition, 16,277 common shares were issued at $6.25 per share in satisfaction of total amounts owing of $520,627 for services rendered.

During the year ended February 28, 2018, 6,667 common shares were issued for services rendered at $3.85 per share for a total of approximately $25,668.

During the year ended February 28, 2017, common shares were issued for services rendered by employees and consultants:

1.	50,000 shares were issued at $0.60 for a total value of services received of $30,000,

2.	130,371 shares were issued at $0.75 per share for a total value of services received of $97,777 and,

3.	79,331 shares were issued at $1.00 per share for total value of services received of $79,331.

(v)

During the year ended February 28, 2017, the Company issued 1,000,000 shares at $0.60 per share for total consideration of $600,000 to complete an acquisition of land and building from a related party, 897,654 shares at $1.00 per share for total consideration of $897,654 to acquire a parcel of land and a building, and 522,500 shares at $1.00 per share for total consideration of $522,500 to acquire the shares of KamCan Products Inc.

(c)	Common share purchase warrants

In conjunction with the private placement described in Note 11(b)(i), item 2, a summary of the common share purchase warrants outstanding at December 31, 2018 is as follows:

	Number	Fair value
Balance, beginning of year	—	$—
Fair value assigned to common share purchase warrants	2,806,971	3,037,253
Warrants exercised	(349,063)	(377,700)
Warrants issued	174,532	448,115

Balance, December 31, 2018	2,632,440	$3,107,668

During the ten months ended, December 31, 2018, a total of 349,063 common share purchase warrants were exercised at a price of $6.25 for total proceeds of $2,181,647. As an incentive to exercise, the Company offered an additional one half of one common share purchase warrant at an exercise price of $6.25 for each warrant exercised during a specified period of time. These 174,532 additional warrants were assigned a fair value of $448,115 using the Black-Scholes option pricing model under the following assumptions: a risk-free rate of 2.05% and a volatility of 106%. and have the same terms and conditions and expiry as the original warrants exercised.

Sundial Growers Inc.

Notes to Consolidated Financial Statements

For the ten months ended December 31, 2018 and the years ended February 28, 2018 and 2017

(d)	Share-based compensation

The Company has issued simple and performance warrants to employees, directors, and others at the discretion of the Board of Directors.

Following is a summary of the changes in the simple and performance warrants during the ten months ended December 31, 2018 and the years ended February 28, 2018 and 2017:

	Simple Warrants Outstanding	Average Exercise Price	Performance Warrants Outstanding	Average Exercise Price
Balance, February 28, 2018	1,815,000	$1.31	5,078,334	$2.22
Warrants granted	2,209,500	4.17	1,368,000	3.96
Warrants forfeited	(183,334)	1.50	(225,001)	—
Warrants exercised	(10,000)	1.00	(1,787,069)	1.13

Balance, December 31, 2018	3,831,166	$2.88	4,434,264	$3.26

	Simple Warrants Outstanding	Average Exercise Price	Performance Warrants Outstanding	Average Exercise Price
Balance, February 28, 2017	—	$—	—	$—
Warrants granted	1,815,000	1.31	5,078,334	2.22

Balance, February 28, 2018	1,815,000	$1.31	5,078,334	$2.22

Sundial Growers Inc.

Notes to Consolidated Financial Statements

For the ten months ended December 31, 2018 and the years ended February 28, 2018 and 2017

Following is a summary of outstanding simple and performance warrants as at December 31, and February 28, 2018 (February 28, 2017 – nil simple and performance warrants outstanding):

Warrants Outstanding			Warrants Vested and Exercisable
Number Outstanding at December 31, 2018	Weighted Average Remaining Contractual Life (years)	Range of Exercise Prices	Number Vested and Exercisable at December 31, 2018	Weighted Average Exercise Price
Simple Warrants
1,572,000	5.38	$1.00	730,000
696,666	5.63	$1.50	373,332
80,000	6.37	$2.00	—
460,000	12.21	$2.50	—
10,000	6.28	$3.00	—
612,500	6.59	$4.75	205,000
185,000	7.51	$6.25	—
34,500	6.13	$7.25	—
84,500	4.00	$10.00	50,000
34,500	8.13	$15.00	—
34,500	9.13	$20.00	—
27,000	9.88	$25.00	—

3,831,166	6.89		1,358,332	$2.03

Performance Warrants
2,533,264	n/a	$1.00-$2.00	1,202,931
763,500	n/a	$2.50-$5.00	75,000
1,025,000	n/a	$6.00-$8.00	—
112,500	n/a	$10.00-$35.00	—

4,434,264			1,277,931	$1.19

Warrants Outstanding			Warrants Vested and Exercisable
Number Outstanding at February 28, 2018	Weighted Average Remaining Contractual Life (years)	Range of Exercise Prices	Number Vested and Exercisable at February 28, 2018	Weighted Average Exercise Price
Simple Warrants
1,310,000	5.26	$1.00	219,000
435,000	6.79	$1.50	—
70,000	7.51	$2.00	—

1,815,000	6.20		219,000	$1.00

Performance Warrants
3,658,333	4.84	$1.00	2,145,000
131,667	n/a	$1.50	—
131,667	n/a	$2.00	—
156,667	n/a	$2.50 - $3.00	—
1,000,000	n/a	$6.00 - $8.00	—

5,078,334	4.84		2,145,000	$1.00

Sundial Growers Inc.

Notes to Consolidated Financial Statements

For the ten months ended December 31, 2018 and the years ended February 28, 2018 and 2017

During the ten months ended December 31, 2018, the Company granted 2,209,500 (year ended February 28, 2018 – 1,815,000) simple warrants with an average exercise price of $4.16 (year ended February 28, 2018 – $1.31) and 1,368,000 (year ended February 28, 2018 – 5,078,334) performance warrants to employees with an average exercise price of $3.96 (year ended February 28, 2018 – $2.22).

During the same periods, a total of 10,000 (year ended February 28, 2018 – nil) simple warrants and 1,787,069 (year ended February 28, 2018 – nil) performance warrants were exercised at a weighted average price of $1.00 and $1.13 respectively, for total proceeds of $2,033,319. As a result of the warrant exercises, a total of $1,864,767 [Note 11(e)] was transferred from contributed surplus to share capital.

Subsequent to December 31, 2018 an additional 55,000 simple and 25,000 performance warrants were issued at exercise prices ranging from $15.00 to $35.00.

The Company recorded $6,888,997 in share-based compensation expense for the ten months ended December 31, 2018, (year ended February 28, 2018 – $4,550,716).

In determining the amount of share-based compensation expense, the Company used the Black-Scholes option pricing model to estimate the fair value of warrants granted during the ten months ended December 31, 2018 and year ended February 28, 2018 through application of the following assumptions:

	December 31, 2018	February 28, 2018
Risk-free interest rate	1.65%-2.05%	1.13%
Expected life of warrants (years)	0.5 – 14	2 – 8
Expected annualized volatility	80%-106%	80%
Expected dividend yield	nil	nil
Weighted average Black-Scholes value of each warrant	$2.81 - $6.10	$0.83 - $3.34

Volatility was estimated by using the historical volatility of peer companies that the Company considers comparable, which have trading and volatility history. The expected life in years represents the period of time that the warrants granted are expected to be outstanding. The risk-free rate was based on Government of Canada bond rates of comparable duration. The fair value of warrants granted during the ten months ended December 31, 2018 was $11,924,372 (year ended February 28, 2018 – $5,459,907).

(e)	Contributed surplus

Following is a summary of contributed surplus at December 31, 2018 and February 28, 2018:

	December 31, 2018	February 28, 2018	February 28, 2017
Balance, beginning of year	$4,550,716	$—	$—
Share-based compensation	6,888,997	4,550,716	—
Warrants forfeited [Note 11(d)]	(82,217)	—	—
Warrants exercised [Note 11(d)]	(1,864,767)	—	—

Balance, end of period	$9,492,729	$4,550,716	$—

Sundial Growers Inc.

Notes to Consolidated Financial Statements

For the ten months ended December 31, 2018 and the years ended February 28, 2018 and 2017

12.	Loss per Share

The weighted average number of common shares used in the calculation of basic and diluted earnings per share for the ten months ended December 31, 2018 is 43,251,735 (year ended February 28, 2018 – 35,576,165; February 28, 2017 – 22,930,867). The outstanding warrants did not have an effect on the weighted average number of common shares used to calculate diluted earnings per share as the Company is currently in a loss position and the warrants are therefore anti-dilutive.

13.	General and Administrative Expenses

	Ten months ended December 31, 2018	Year ended February 28, 2018	Year ended February 28, 2017
Salaries and wages	$4,397,807	$883,520	$70,558
Consulting fees	1,647,388	828,092	604,152
Office and general	1,632,046	455,521	54,357
Professional fees	876,765	672,976	233,948
Director fees	—	60,000	—
Rent	106,357	39,132	136,500
Other	169,990	229,579	320,169

	$8,830,353	$3,168,820	$1,419,684

14.	Finance Expenses

	Ten months ended December 31, 2018	Year ended February 28, 2018	Year ended February 28, 2017
Accretion of convertible notes	$593,855	$—	$—
Finance costs	530,369	—	—
Finance costs – financial obligation [Note 11(b)(ii)]	27,016,536
Interest on bank credit facilities	436,751	—	—
Interest on convertible notes	572,193	—	—
Interest on other secured debt	1,658,609	—	—
Other	42,009	75,182	28,757
Less: interest capitalized related to construction in progress (Note 6)	(2,036,169)	—	—

	$28,814,153	$75,182	$28,757

15.	Financial Instruments

a)	Fair Value

The fair values of cash and cash equivalents amounts due from and to related parties, goods and services taxes recoverable, accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these instruments.

The fair value of bank credit facilities approximates their carrying values as they bear floating rates of interest.

Sundial Growers Inc.

Notes to Consolidated Financial Statements

For the ten months ended December 31, 2018 and the years ended February 28, 2018 and 2017

The fair value of obligations under finance leases approximates their fair value as the leases bear interest at market rates.

The convertible notes bear interest at a fixed rate of 12%, however the carrying values of the notes have been determined using an interest rate of 18% which approximates a market rate for comparable financing transactions.

The Company uses three input levels to measure fair value:

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis;

Level 2 – quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and,

Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company’s cash is measured based on Level 1 and convertible notes were measured based on Level 3 (see Note 10). There were no transfers between levels 1, 2 and 3 inputs during the period.

b)	Financial Instrument Risks

Interest Rate Risk

The Company is exposed to interest rate risk in that changes in market interest rates will cause fluctuations in the fair value of future cash flows from its cash. The Company is exposed to interest rate risk through its bank credit facilities which have variable interest rates. A 1% increase in the prime interest rate would result in additional interest expense of $65,000.

Credit Risk

Credit risk is the risk of financial loss if the counterparty to a financial transaction fails to meet its obligations. The maximum amount of the Company’s risk exposure is the balance of the Company’s cash, accounts receivable, subscriptions receivable, and taxes recoverable. The Company attempts to mitigate such exposure to its cash by investing only in financial institutions with investment grade credit ratings. The Company manages risk over its accounts receivable and subscriptions receivable by issuing credit only to credit worthy counterparties.

Liquidity Risk

Liquidity risk is the risk that the Company cannot meet its financial obligations when due. The Company manages this risk by ensuring that it has sufficient funds to meet obligations as they come due.

Sundial Growers Inc.

Notes to Consolidated Financial Statements

For the ten months ended December 31, 2018 and the years ended February 28, 2018 and 2017

The timing of expected cash outflows relating to financial liabilities at December 31, 2018 is as follows:

	1 year	2-5 years	>5 years	Total
Accounts payable and accrued liabilities	$19,324,419	$—	$—	$19,324,419
Bank credit facilities (1)	—	32,799,765	—	32,799,765
Secured debt	15,545,600	—	—	15,545,600
Promissory note	6,931,429	—	—	6,931,429
Convertible notes (1)	28,941,500	—	—	28,941,500
Financial obligation	2,363,850	10,635,414	5,485,628	18,484,892
Finance leases	44,340	169,787	—	214,127

Total	$73,151,138	$43,604,966	$5,485,628	$122,241,732

(1)	At face value

16.	Related Party Transactions

(a)	Related Party Transactions and Balances

The Company has outstanding amounts receivable from and payable to related parties, including employees, directors and corporations related to those individuals. As at December 31, 2018, the Company was owed $467,198 (February 28, 2018 – $73,873; February 28, 2017 – $21,071) from related parties and owed $790,628 (February 28, 2018 – $631,284; February 28, 2017 – nil) to related parties.

The amounts owing from related parties are both interest bearing and non-interest bearing and have various repayment terms.

Loan Receivable Agreements

On April 6, 2018, the Company issued 25,000 common shares to an officer of the Company at a fair value of $4.75, in accordance with an employment agreement. On April 6, 2018, the Company and this officer also entered into a shareholder loan agreement that provides a loan facility of up to $510,000 to the officer. The loan bears interest at a rate of 2.5% per annum, has a term of three years, and is secured against the officer’s shareholdings in the Company. The loan is repayable in full upon the officer’s departure, a change of control of the Company or sale of the Company. As at December 31, 2018, $245,000 had been advanced under this shareholder loan agreement.

The Company has entered into separate shareholder loan agreements with three employees of the Company. The loans bear interest at rates ranging from 0-1.5% per annum and are secured by the employees’ shareholdings in the Company. The loans are each repayable in full upon an employees’ departure from employment, a change of control of the Company or sale of the Company. As at December 31, 2018, $190,000 (February 28, 2018 – $30,000; February 28, 2017 – nil), had been advanced under these loan agreements.

On February 15, 2018, the Company and an officer entered into a shareholder loan agreement that provides for a loan of up to $200,000 per year. The loan bears an interest rate of 2.5% per annum and is secured by the officer’s shareholdings in the Company. The loan is repayable in full upon the officer’s departure, a change of control of the Company or sale of the Company. As at December 31, 2018 nil (February 28, 2018 – nil) had been advanced under this loan agreement.

Sundial Growers Inc.

Notes to Consolidated Financial Statements

For the ten months ended December 31, 2018 and the years ended February 28, 2018 and 2017

Credit Agreement

On January 15, 2018, the Company entered into a credit agreement with a company controlled by an officer and director of the Company (the “Purchaser”) discussed in Note 11(b)(ii). The credit agreement was amended on August 16, 2018. Under the amended agreement, the Purchaser agreed to provide up to $11,000,000 of equity financing for the construction of a portion of the Company’s facility in Olds, Alberta. At December 31, 2018, a total of $10,942,057 (February 28, 2018 – $3,000,000) had been advanced under the amended agreement and was converted into 4,468,147 common shares (February 28, 2018 – 1,000,000). The difference between the fair value of the shares at the time of issue and the amount based on the price per share as outlined in the credit agreement of $8,531,644 was charged to finance expense. The credit agreement is subject to various non-financial covenants, with which the Company was in compliance as at December 31, 2018 and February 28, 2018, subject to the waiver described in note 11(b)(ii).

In addition, pursuant to the terms of the credit agreement, the Purchaser is entitled to quarterly royalty payments calculated based on the Company’s revenue from the facilities subject to the amended credit agreement for each fiscal quarter multiplied by 6.5% (the “Royalty Payment”). The Royalty Payments accrue beginning October 1, 2018 and are to be paid on the first business day of every subsequent fiscal quarter until September 30, 2027. The Company has estimated the present value of these payments at $18,484,892 assuming a discount rate of 20% and has recorded the amount as a financial obligation in its consolidated statement of financial position in its current and non-current components.

During the ten months ended December 31, 2018, a total of $279,086 (years ended February 28, 2018 and 2017 – nil) in financing, legal fees and interest was paid relating to the placement of this credit agreement.

Unsecured promissory note

During the ten months ended, December 31, 2018, the Company entered into an agreement to repurchase a total of 6,134,813 common shares from a former officer of Sundial at a weighted average price of $2.70 per common share for total consideration of $16,562,866 [Notes 9 and 11(b)(iii)]. A balance of $6,931,429 remained unpaid under the agreement and was converted to an Unsecured Subordinated Promissory note (the “Promissory Note”). The Promissory Note is due on March 25, 2019 and accrues interest at a rate of 1% per month until repayment unless otherwise agreed to in writing. As of the date of these financial statements, the note remained unpaid.

Convertible Notes

During the ten months ended December 31, 2018, the Company closed a private placement of 12% notes, convertible into units consisting of one common share and one half of one common share purchase warrant at the option of the holder for up to twelve months at a price of $6.25 per unit for gross proceeds of $28,941,500. Interest is payable at 12% per annum, payable monthly, and maturing twelve months from the date of issuance (Note 9).

Related parties, including directors, officers and companies associated with those parties, subscribed to $6,961,000, approximately 24%, of these convertible notes and received commissions totalling $318,440 and interest thereon of $137,870 during the ten months ended December 31, 2018.

Sundial Growers Inc.

Notes to Consolidated Financial Statements

For the ten months ended December 31, 2018 and the years ended February 28, 2018 and 2017

Transactions

Marketing, brand research and development and promotional costs totalling $2,255,331 for the ten months ended December 31, 2018 (year ended February 28, 2018 – $1,020,726; February 28, 2017 – nil) were paid to a company controlled by a shareholder, officer and director of Sundial. At December 31, 2018, the Company owed a balance of $294,717 (February 28, 2018 – $392,341; February 28, 2017 – nil) relating to services under this contract.

Consulting services were provided to the Company by an officer, including services related to private placements completed. For the ten months ended December 31, 2018, consulting and commission expenses totalled $1,538 (years ended February 28, 2018 – $399,319; February 28, 2017 – $598,642). At December 31, 2018, the Company owed a balance of $nil (February 28, 2018 – $4,110; February 28, 2017 – nil) relating to business travel expenses.

The Company has two contracts with companies in which an officer (who is not considered a member of key management) of the Company maintains influence. The contracts relate to research and development services being provided to Sundial and to Sundial’s ability to access and license certain strains of cannabis for research purposes. For the ten months ended December 31, 2018, the fees paid totalled $229,375 (years ended February 28, 2018 – $97,619; February 28, 2017 – nil). At December 31, 2018, the Company owed a balance of $19,031 (February 28, 2018 – $26,250; February 28, 2017 – nil) relating to services under these contracts.

A member of and a nominee awaiting regulatory approval to the Board of Directors are partners at different law firms which provide legal services to Sundial. For the ten months ended December 31, 2018, professional fees totalling $723,355 (years ended February 28, 2018 – $210,162; February 28, 2017 – nil) were incurred for services provided by these firms. At December 31, 2018, Sundial owed $283,492 (February 28, 2018 – $178,583; February 28, 2017 – nil) relating to various corporate matters and financings in progress.

During the ten months ended December 31, 2018, a now former officer of Sundial was paid $7,050 with respect to accommodations for staff housing (years ended February 28, 2018 – $5,875; February 28, 2017 – $136,500).

Included in the asset impairment (Note 6) for the year ended February 28, 2018, was $74,500 related to farm and shop equipment that was previously purchased from the same officer.

During the ten months ended December 31, 2018, a now former member of the Board of Directors provided consulting services to Sundial for which she was paid nil (years ended February 28, 2018 – $29,587; February 28, 2017 – nil) ). In addition, director fees of nil and $60,000 were paid during the respective periods. This director resigned from the Board effective January 15, 2018. At December 31, 2018 a balance of nil (February 28, 2018 – $30,000; February 28, 2017 – nil) was outstanding pertaining to director fees.

(b)	Compensation of Key Management Personnel

The key management personnel of the Company consist of the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Commercial Officer, Chief Experience Officer, Chief Production Officer, Chief Medical Officer, Chief People Officer, President and the Executive Chairman. No other management personnel had the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly.

Key management compensation, which consists of salaries and related benefits, for the ten months ended December 31, 2018 was $1,237,499 (years ended February 28, 2018 – $319,808; February 28,

Sundial Growers Inc.

Notes to Consolidated Financial Statements

For the ten months ended December 31, 2018 and the years ended February 28, 2018 and 2017

2017 – $120,000). Included in share-based compensation for the ten months ended December 31, 2018 is $2,414,334 (years ended February 28, 2018 – $4,172,807; February 28, 2017 – nil)) associated with members of key management. As at December 31, 2018, $367,198 (February 28, 2018 – $43,872; February 28, 2017 – nil) was owed to the Company from key management personnel and $483,038 (February 28, 2018 and 2017 – nil) was owed by the Company to key management personnel.

17.	Commitments and Contingencies

(a)	Operating leases

The Company has commitments under operating leases for its head office and warehouse premises. The expected non-cancellable operating lease payments are as follows:

2019	$244,100
2020	277,400
2021	220,900
2022	220,900
2023	181,000
Thereafter	—

$1,144,300

(b)	Other commitments

The Company has entered into certain contracts associated with construction in progress (Note 6). Provisions within one of the contracts provide that settlement of the contract may include the issuance of 198,720 common shares at a price per share of $5.00, plus, at the Company’s discretion, 198,720 share purchase warrants exercisable at $5.00 per share. All other contracts will be settled in cash.

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash. Under these agreements, the Company has accrued expenses of $3,337,500 in financial penalties payable as at December 31, 2018.

Under employment agreements with certain management personnel, the Company has commitments to those management personnel in the event of termination of employment.

(c)	Contingencies:

From time to time, the Company is involved in various claims and legal actions which occurred in the ordinary course of operations, the losses from which, if any, are not anticipated to be material to the financial statements.

Sundial Growers Inc.

Notes to Consolidated Financial Statements

For the ten months ended December 31, 2018 and the years ended February 28, 2018 and 2017

18.	Capital Disclosures

The Company defines its capital as its shareholder’s equity and debt. Except as otherwise disclosed in these consolidated financial statements, there are no restrictions on the Company’s capital. The Company’s capital is summarized as follows:

	December 31, 2018	February 28, 2018	February 28, 2017
Shareholders’ equity	$(7,908,692)	$13,710,045	$11,520,797
Debt	47,704,737	7,000,000	—
Promissory note	6,931,429	—	—
Convertible notes	28,680,899	—	—
Financial obligation	18,484,892	—	—
Obligations under finance lease	214,127	141,251	25,564

Balance	$94,107,392	$20,851,296	$11,546,361

The Company’s objectives with respect to the management of capital are to:

•	maintain financial flexibility in order to preserve its ability to meet financial obligations;

•	deploy capital to provide an appropriate investment return to its shareholders; and,

•	maintain a capital structure that allows various financing alternatives to the Company as required.

19.	Income Taxes

The following table reconciles the expected income tax expense (recovery) at the Canadian federal and provincial statutory income tax rates to the amounts recognized in the consolidated statements of loss and comprehensive loss for the ten months ended December 31, 2018 and the years ended February 28, 2018 and 2017:

	December 31, 2018	February 28, 2018	February 28, 2017
Loss before taxes	$(56,525,988)	$(12,995,105)	$(1,545,280)
Statutory income tax rates	27.00%	27.00%	27.00%

Expected income tax recovery	(15,262,016)	(3,508,678)	(417,226)
Non-deductible share-based compensation	1,860,029	1,236,009	—
Non-deductible finance expense	2,303,544	—	22,505
Change in tax rates	—	—	(369,154)
Deferred tax benefits not recognized	11,098,443	2,272,669	763,875

Income tax (recovery) expense	$—	$—	$—

Sundial Growers Inc.

Notes to Consolidated Financial Statements

For the ten months ended December 31, 2018 and the years ended February 28, 2018 and 2017

Details of the deferred tax assets (liabilities) are as follows:

	December 31, 2018	February 28, 2018	February 28, 2017
Deferred tax assets (liabilities):
Property, plant and equipment	$—	$—	$(90,016)
Inventory	(333,184)	(84,049)	—
Biological assets	(236,471)	(14,672)	—
Share issue costs	—	—	76,498
Non-capital losses	569,655	98,721	13,517

Net deferred tax asset	$—	$—	$—

Deferred tax assets have not been recognized for the following deductible temporary differences:

	December 31, 2018	February 28, 2018	February 28, 2017
Unrecognized deductible temporary differences:
Property, plant and equipment	$896,178	$1,089,470	$—
Intangible assets	4,520,195	4,520,195	4,191,417
Share issue costs	1,880,294	866,813	337,358
Financial obligations and other	18,699,019	141,249	25,564
Convertible notes	593,855	—	—
Non-capital losses	30,074,083	7,029,127	—

Unrecognized deductible temporary differences	$56,663,624	$13,646,854	$4,554,339

The Company has $32,183,914 (February 28, 2018 – $7,934,760) of non-capital losses available for future periods that will expire prior to 2038-2039.

20.	Subsequent Events

(a)	New Credit Agreement

On February 22, 2019, the Company entered into an additional Credit Agreement (“New Credit Facility”) with a Canadian financial institution to provide a new $30 million non-revolving term-loan facility. The purpose of the New Credit Facility is to provide interim financing related to the acquisition described in Note 20(b), to repay in full the Note Agreement [Note 9(b)(ii)] and for general working capital purposes. Interest is payable monthly at 9.00% and is repayable on or before May 15, 2019. The New Credit Facility is secured by a general security agreement over all present and after acquired personal property and a floating charge on all lands, subject to permitted encumbrances, as well as a first priority assignment of all net proceeds from certain future equity or debt offerings.

(b)	Business Acquisitions

(a)

On February 22, 2019, the Company, through its wholly owned subsidiary, Sundial UK Limited, signed a Sale and Purchase Agreement (“SPA”) to acquire all the issued and outstanding shares of a private company located in the United Kingdom of Great Britain and Northern Ireland (“UK”). The shares are to be acquired by payment of (i) cash consideration in the amount of £45.0 million pounds sterling, (ii) the issuance of notes in an amount equal to the greater 1,500,000 multiplied by the fair market value of a common share of the Company on the closing date of the transaction

Sundial Growers Inc.

Notes to Consolidated Financial Statements

For the ten months ended December 31, 2018 and the years ended February 28, 2018 and 2017 and $45.0 million Canadian dollars and (iii) contingent consideration in the form of earn-out payments ranging from nil to a maximum of an additional 1,000,000 common shares of the Company based on a prescribed formula. The initial deposit required under the SPA, of £5 million pounds sterling ($8,592,000 in Canadian dollars), was made from a portion of the proceeds from the New Credit Facility described in Note 20(a) and the acquisition is expected to close on or before June 30, 2019.

(b)

On March 13, 2019, the Company signed a Share Purchase Agreement (“SPA”) to acquire 50% of the issued and outstanding shares of a private company. The shares are to be acquired by issuance of 185,500 common shares of the Company to the acquired company’s existing shareholders. In conjunction with the SPA, the Company entered into a licence agreement that provides for use of the acquired company’s intellectual property in exchange for various royalty payments. Base royalty payments of $1.4 million are due over four years in annual payments of $350,000, which are payable on a quarterly basis of $87,500 per quarter. Annual royalty payments are also payable depending on various defined percentages of revenues outlined in the royalty agreement. In addition, the Company will be required to grant up to a maximum of 175,000 common share purchase warrants with an exercise price of $2.90 per share if certain gross revenue targets are achieved.

21.	Restatement of Consolidated Financial Statements

For the prior year comparatives, management has revised certain financial statement items. These consolidated financial statements were originally approved and authorized for issue by the Board of Directors (“Board”) on May 31, 2018. They have been subsequently re-audited by another audit firm and re-issued with updated financial statement presentation and note disclosure. The changes to the consolidated financial statements at February 28, 2018 that were originally approved and authorized for issue by the Board on May 31, 2018 are outlined as follows:

Consolidated Statements of Financial Position and Changes in Equity

Current and prior year share capital and equity balances have been adjusted to reflect the dates on which shares were formally issued rather than the date on which payment was received in cases where shares for which payment was received were formally issued subsequent to the corresponding year end date.

Additional amounts for property, plant and equipment expenditures were recorded in 2018.

The impact of the restatement on the Company’s Consolidated Statements of Financial Position and Changes in Equity is as follows:

	2018			2017
	Restated	Previous	Change	Restated	Previous	Change
Property, plant and equipment	13,106,254	12,959,591	146,663	(7,954,369)	(7,954,369)	—
Accounts payable and accrued liabilities	(4,903,145)	(2,659,778)	(2,243,367)	(1,119,658)	(81,149)	(1,038,509)
Share capital	(25,769,411)	(27,866,115)	2,096,704	(16,174,283)	(15,135,774)	(1,038,509)
Number of shares outstanding	38,878,029	39,438,987	(560,958)	32,142,798	33,093,605	(950,807)

Sundial Growers Inc.

Notes to Consolidated Financial Statements

For the ten months ended December 31, 2018 and the years ended February 28, 2018 and 2017

Consolidated Statements of Loss and Comprehensive Loss

Additional share-based compensation expense was recorded due to the revaluation of certain share purchase warrants whereby the terms of the warrants were offered and agreed to and the provision of services had commenced, however the warrants were still subject to Board approval as at the fiscal period end.

Financing expenses of $75,182 (2017 – $37,309) were reclassified from loss from operations to other income (expense).

Asset impairment of $2,183,699 (2017 – nil) was reclassified from other income (expense) to loss from operations.

The impact of the restatement on the Company’s Consolidated Statements of Loss and Comprehensive Loss is as follows:

	2018			2017
	Restated	Previous	Change	Restated	Previous	Change
Share-based compensation	(4,550,716)	(4,476,885)	(73,831)	—	—	—
Loss from operations	(12,884,550)	(10,702,202)	(2,182,348)	—	—	—
Net loss and comprehensive loss	(12,995,105)	(12,921,274)	(73,831)	1,545,280	1,545,280	—
Basic and diluted loss per share	($0.37)	($0.36)	(0.01)	—	—	—

Sundial Growers Inc.

Notes to Consolidated Financial Statements

For the ten months ended December 31, 2018 and the years ended February 28, 2018 and 2017

Consolidated Statements of Cash Flows

In addition to the items affecting the Consolidated Statements of Financial Position, Changes in Equity and Net Loss and Comprehensives Loss, certain items were reclassified between operating, investing and financing activities on the basis of their nature.

The impact of the restatement on the Company’s Consolidated Statement of Cash Flow is as follows:

	2018			2017
	Restated	Previous	Change	Restated	Previous	Change
Operating activities	—	—	—	—	—	—
Shares issued for services	25,698	57,094	(31,396)	28,758	28,758	—
Restricted cash	—	(350,000)	350,000	—	—	—
Cash flow used in operating activities	(5,244,846)	(5,563,450)	318,604	(1,395,165)	(1,395,165)	—

Investing Activities	—	—	—	—	—	—
Additions to property, plant & equipment	(7,587,550)	(7,440,887)	(146,663)	(4,787,264)	(4,397,537)	(389,727)
Payments of deposits	(3,562,544)	(3,212,544)	(350,000)	800,000	—	800,000
Change in accounts payable & accrued liabilities	1,441,711	1,295,048	146,663	—	—	—
Cash flow used in investing activities	(9,678,383)	(9,328,383)	(350,000)	(3,907,502)	(4,317,776)	410,274

Financing Activities	—	—	—	—	—	—
Advance to shareholders & related parties	(52,803)	(52,803)	—	(253,111)	(243,111)	(10,000)
Proceeds from issuance of shares	11,122,550	12,149,349	(1,026,799)	8,665,164	10,103,947	(1,438,783)
Change in accounts payable & accrued liabilities	1,134,469	76,274	1,058,195	1,038,509	—	1,038,509
Cash flow from financing activities	18,885,087	18,853,691	31,396	8,729,063	9,139,337	(410,274)
Restricted Cash	—	—	—	—	—	—
Increase in restricted cash	350,000	—	350,000	—	—	—

22.	Restatement of Consolidated Financial Statements

Some comparative figures have been reclassified to conform to the current year’s financial statement presentation.

Project Seed Topco Limited

Condensed consolidated financial statements for the 3 and 9 month period ended March 31, 2019

Condensed Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

For the years/periods ended

(in thousands of British Pound Sterling)

		Predecessor	Successor

		9 months ended March 31, 2018		9 months ended March 31, 2019	3 Months ended March 31, 2018	3 Months ended March 31, 2019

	Note	July 1, 2017 to August 10, 2017	July 1, 2017 to March 31, 2018	July 1, 2018 to March 31, 2019	January 1, 2018 to March 31, 2018	January 1, 2019 to March 31, 2019
Revenue	7	1,057	7,845	10,369	4,065	5,246
Cost of sales		(754)	(5,585)	(8,590)	(2,758)	(4,760)

Gross profit		303	2,260	1,779	1,307	486
Distribution costs		(64)	(393)	(563)	(177)	(260)
Administrative expenses		(257)	(4,781)	(3,954)	(1,419)	(1,501)
Other operating income		8	85	107	28	39
Other gains/(losses)		286	—	(7)	—	—

Operating Profit/(loss)		276	(2,829)	(2,638)	(261)	(1,236)
Finance costs	8	(34)	(795)	(1,970)	(324)	(679)

Profit/(loss) before tax		242	(3,624)	(4,608)	(585)	(1,915)
Income tax income/(expense)	9	—	140	856	47	253

Profit/(loss) for the period		242	(3,484)	(3,752)	(538)	(1,662)

Profit/(loss) attributable to:
Owners of the company		242	(3,484)	(3,752)	(538)	(1,662)

Total comprehensive income/(loss), net of tax		242	(3,484)	(3,752)	(538)	(1,662)

Attributable to:
Owners of the company		242	(3,484)	(3,752)	(538)	(1,662)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Financial Position

As at

(in thousands of British Pound Sterling)

		Successor
	Note	March 31, 2019	June 30, 2018
Non-current assets
Goodwill	11	1,723	1,723
Intangible assets	11	4,242	4,753
Property and equipment	10	21,571	9,017

Total non-current assets		27,536	15,493

Current assets
Inventories		1,637	1,317
Biological assets	12	2,664	1,493
Trade and other receivables		6,721	4,683
Cash and cash equivalents		—	579

Total current assets		11,022	8,072

Total assets		38,558	23,565

Equity
Share capital	13	2	2
Share premium	13	154	131
Accumulated funds/(deficit)		(8,166)	(4,414)

Total equity attributable to owners of the Company		(8,010)	(4,281)

Total equity		(8,010)	(4,281)

Non-current liabilities
Loans and borrowings	14	20,816	18,250
Deferred tax liabilities		721	1,441

Total non-current liabilities		21,537	19,691

Current liabilities
Trade and other payables		7,962	7,029
Loans and borrowings (including overdrafts)	14	17,069	1,126

Total current liabilities		25,031	8,155

Total liabilities		46,568	27,846

Total equity and liabilities		38,558	23,565

APPROVED BY THE BOARD:

/s/ D Ball
D Ball

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Changes in Equity

For the years/periods ended

(in thousands of British Pound Sterling)

Predecessor	Share capital	Share premium	Retained earnings	Total equity
Balance as at July 1, 2017	—	—	3,881	3,881
Net income for the period	—	—	242	242
Other comprehensive income/(loss)	—	—	—	—

Balance as at August 10, 2017	—	—	4,123	4,123

Successor

Balance as at July 1, 2017	—	—	—	—
Issuance of ordinary shares (note 13)	2	131	—	133
Net income/(loss) for the period	—	—	(3,484)	(3,484)
Other comprehensive income/(loss)	—	—	—	—

Balance as at March 31, 2018	2	131	(3,484)	(3,351)

Balance as at July 1, 2018	2	131	(4,414)	(4,281)
Issuance of ordinary shares (note 13)	—	23	—	23
Net income/(loss) for the period	—	—	(3,752)	(3,752)
Other comprehensive income/(loss)	—	—	—	—

Balance as at March 31, 2019	2	154	(8,166)	(8,010)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Cash Flows

For the years/periods

(in thousands of British Pound Sterling)

		Predecessor	Successor
		9 months ended March 31, 2018		9 months ended March 31, 2019
	Note	July 1, 2017 to August 10, 2017	July 1, 2017 to March 31, 2018	July 1, 2018 to March 31, 2019
OPERATING ACTIVITIES:
Net income/(loss)		242	(3,484)	(3,752)
Adjusted for non-cash items and items not affecting cash flow from operating activities:
Depreciation and amortisation		70	1,276	992
Profit on disposal of property, plant and equipment		(286)	—	7
Finance costs		34	795	1,970
Income tax expense		—	(140)	(856)
Change in inventories		(139)	1,280	(320)
Change in biological assets	12	(160)	(2,302)	(1,171)
Change in trade receivables and other operating assets		(5,211)	2,922	(2,038)
Change in trade and other payables		(342)	1,483	226
Income tax (paid)/received		(34)	—	136
Interest paid		(34)	(136)	(704)

Net cash generated from / (used in) operating activities		(5,860)	1,694	(5,510)

INVESTING ACTIVITIES:
Acquisitions of property plant and equipment	10	(481)	(1,099)	(12,335)
Proceeds from sale of property, plant and equipment		6,606	—	—
Acquisition of intangible assets		(55)	—	—
Acquisition of subsidiaries, net of cash/overdraft acquired	6	—	(11,567)	—

Net cash (used in)/generated from investing activities		6,070	(12,666)	(12,335)

FINANCING ACTIVITIES:
Proceeds from issue of ordinary shares, net of issue costs		—	133	23
Proceeds from bank borrowing draw downs		—	1,000	11,741
Repayment of bank borrowing		(1,021)	(4,113)	(969)
Proceeds from other borrowing draw downs		—	11,527	4,281
Payments to finance lease creditors		(4)	(7)	(35)

Net cash (used in)/generated from financing activities		(1,025)	8,540	15,041

Net increase/(decrease) in cash and cash equivalents		(815)	(2,432)	(2,804)
Cash and cash equivalents, beginning of year/period		(100)	—	579

Cash and cash equivalents, end of year/period	19	(915)	(2,432)	(2,225)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Notes to the Condensed Consolidated Financial Statements

1	General information

The company is a private company limited by share capital, incorporated and domiciled in England.

These condensed consolidated financial statements are authorised for issue by the board on June 6, 2019

2	Basis of accounting

(a)	Basis of presentation

Project Seed Topco Limited (“the Company”) was incorporated on June 5, 2017 as a holding company for the acquisition of Bridge Farm Group by Northedge Capital Fund LLP.

On August 11, 2017 (the “Acquisition Date”) the Company acquired 100% ownership interest in Project Seed Bidco Limited that had acquired Bridge Farm Nurseries Limited on the same day (the “Acquisition”). Bridge Farm Nurseries Limited, collectively with its subsidiaries is referred to as “Bridge Farm Group”. The acquisition of Bridge Farm Group was a management buyout funded by Northedge Capital Fund LLP.

The Company had no material operations before the Acquisition Date and has succeeded to substantially all the business of Bridge Farm Group after the Acquisition. Hereinafter Bridge Farm Group is referred to as “Predecessor” and the Company is referred to as “Successor”.

The Acquisition was accounted for as a business combination using the acquisition method of accounting, and the Successor consolidated financial statements reflect a new basis of accounting based on the fair value of assets acquired and liabilities assumed as at the Acquisition Date. The periods presented prior to the Acquisition Date represent the operations of the Predecessor and the periods presented on and after the Acquisition Date represent the operations of the Successor.

The Group’s retained earnings as at March 31, 2019 represents only the results of operations subsequent to the Acquisition Date. The Predecessor and Successor periods are separated by a vertical black line on the consolidated financial statements to highlight the fact that the financial information for those periods has been prepared under two different cost basis of accounting.

The financial statements have been prepared under historical cost accounting rules unless otherwise stated in the accounting policies.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the group’s accounting policies.

The purpose of these financial statements is for inclusion pursuant to Regulation S-X, Rule 3-05, in a contemplated US public offering by Sundial Growers Inc. Sundial Growers Inc. has entered in to an agreement with the Company whereby Sundial Growers Inc. intends to acquire all of the issued and outstanding share capital of the Company. This transaction (the “Transaction”) is targeted to close on or about June 30, 2019. Also see note 2 (d).

Accounting policies are consistent with those adopted in the last statutory financial statements except for the implementation of IFRS 9 and IFRS 15 on July 1, 2018. The updated policies have been included in significant accounting policies.

(b)	Statement of compliance

The condensed consolidated financial statements are prepared on the going concern basis and in accordance with International Accounting Standard (‘IAS’) 34 ‘Interim financial reporting’ (‘IAS 34’) as issued by the IASB.

The condensed consolidated financial statements:

•	comprise the consolidated results of the Group for the three and nine months ended March 31, 2018 and March 31, 2019; and

•

should be read in conjunction with the Group’s financial statements for the year ended June 30, 2018. These financial statements do not include all of the information required for a complete set of IFRS financial statements. However selected explanatory notes are included to explain events and transactions that are significant to gain an understanding of the changes in the Group's financial position and performance since the last annual financial statements.

No significant events impacting the Group, other than those disclosed in this document, have occurred between March 31, 2019 and June 6, 2019.

The Group’s financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’ or ‘IFRSs’) as issued by the IASB (‘IFRS-IASB’).

(c)	Going concern

As at March 31, 2019 the Group is funded by shareholder loan notes, a development loan facility and an equipment loan facility. The Group had net current liabilities of £14,009,000 and net liabilities of £8,010,000 (including shareholder loan notes of £20,413,000) at that date.

The shareholder loan notes are not due for repayment until 2025 and have no covenants associated with them.

Throughout the period from July 1, 2018 to March 31, 2019, the Group has continued to expand through the development of the Clay Lake site and further funding for this has been drawn down from the development loan facility. This development loan facility is scheduled to be repaid in July 2019.

As further described in note 2 (d), the current owners of the Group have accepted an offer for the entirety of the Group. The completion of this Transaction has not yet taken place and there are two scenarios that have therefore been considered by management in assessing the going concern status of the company.

The first scenario is that the Transaction completes. In this case, the Group expects to both replace the existing shareholder loan notes with similar long-term funding from the new owners and also repay all of the existing development loan and equipment loan facilities. Management have received confirmation from the existing lenders that they will continue to extend the development loan facility until such time as the transaction completes.

Should the Transaction not complete, the Group will be back on its original investment journey with its current owners. In this scenario the Group will also be in receipt of a £5million deposit associated with the Transaction which will improve the existing cash position.

As described above, management have received confirmation from the existing lenders that they will continue to extend the development loan facility beyond July 2019. If the Transaction does not complete, management has two options to replace this facility.

The first option is to take out a mortgage on the completed Clay Lake facility. Management have had conversations with potential lenders who have verbally indicated their ability to provide such a facility but in view of the likely progression of the Transaction, have not sought to obtain written confirmation of these facilities at this point. The second option is to obtain further funding from the existing owners. This would only be utilised in the unlikely event that mortgage facilities are unavailable. Based on conversations with the existing owners and further investments by them subsequent to June 30, 2018, management consider further funding would be available.

Based on the above, management consider that the Group would be a going concern irrespective of whether the Transaction completes or not and therefore have prepared the financial statements on a going concern basis.

(d)	Significant events and transactions

During the nine month period ended March 31, 2019 the directors of the Company exchanged contracts for the sale of all of the issued and outstanding share capital of Project Seed Topco Limited to Sundial Growers Inc. (the “Transaction”). An initial deposit of £5 million, required under the Sale and Purchase Agreement was placed in an escrow account on February 22, 2019, and the acquisition is expected to close on or before June 30, 2019.

During the nine month period ended March 31, 2019, a further amount of £12.9 million was expended on the Clay Lake site, with the site nearing completion and the facility being brought in to use subsequent to March 31, 2019.

3	Functional and presentation currency

The presentation currency of these financial statements is sterling. All amounts in the financial statements have been rounded to the nearest £1,000, unless stated otherwise.

4	Significant accounting policies

Except as described in note 4(d), the accounting policies applied in the condensed consolidated financial statements are the same as those applied in the Consolidated Financial Statements as at June 30, 2018.

(a)	Basis of consolidation

The Group condensed financial statements consolidate the financial statements of the company and its subsidiary undertakings during the period from July 1, 2018 to March 31, 2019 (Successor), July 1, 2017 to March 31, 2018 (Successor), for the period from July 1, 2017 to August 10, 2017 (Predecessor). In accordance with IAS 34 only the March 31, 2019 and June 30, 2018 statements of financial position have been presented.

A subsidiary is an entity controlled by the company. Control is achieved where the company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by the group.

Inter-company transactions, balances and unrealised gains on transactions between the company and its subsidiaries, which are related parties, are eliminated in full.

Intra-group losses are also eliminated but may indicate an impairment that requires recognition in the consolidated financial statements.

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group. Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the group’s equity therein. Non-controlling interests consist of the amount of those interests at the date of the original business combination and the non-controlling shareholder’s share of changes in equity since the date of the combination. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

(b)	Financial instruments

The group has adopted IFRS 9, which replaces IAS 39 Financial Instruments: Recognition and Measurement from July 1, 2018, and the impact in the condensed consolidated financial statements are as follows:

Trade & other receivables

The group has applied the expected credit loss model when calculating impairment losses on its trade and other receivables (both current and non-current). This has resulted in no change to provisions and greater judgement due to the need to factor in forward looking information when estimating the appropriate amount of provisions. In applying IFRS 9 the group considers the probability of a default occurring over the contractual life of its trade receivables and contracts asset balances on initial recognition of those assets.

The trading of the group is primarily with large customers where the majority of disputes are resolved prior to invoicing. These customers consistently pay within terms of 30 days post end of month of invoice, as such only receivables greater than 60 days are considered overdue.

As these customers are limited in number, specific provisions are applied to overdue balances.

For a small balance of the trading of the business, there are some more fragmented customers. Again where non recovery is known, a specific provision is taken. Resolution of disputes and recovery is normally achieved within 120 days.

The Group measures loss allowances for trade receivables at an amount equal to lifetime expected credit losses. When determining whether the credit risk of a financial asset has increased significantly since initial recognition, the group considers reasonable and supportable information that is available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the group's historical experience and informed credit assessment, including forward looking information.

The Group calculates the expected credit loss model by applying a loss allowance to aged receivables based on a weighted average loss rate being applied to the gross carrying amount of trade receivables in different ageing categories (e.g. not yet due, 1-30 days past due, etc.)

(c)	Revenue recognition

On July 1, 2018 the group adopted IFRS 15 Revenue from Contracts with Customers and as a horticultural grower, the group earns the majority of its revenues from the sale of goods rather than services. It predominantly grows those goods to specific orders, but also retains some finished goods for speculative sale. For all of its contracts the group recognises revenue at a point in time, typically on delivery of the goods to customers’ premises, which is when the performance obligations of the transaction are fulfilled (being the transfer of goods to the customer.)

Revenue comprises the fair value of the consideration received or receivable for the sale of goods in the ordinary course of the group’s activities.

(d)	Changes in accounting policy

New standards, interpretations and amendments effective for the first time

There are a number of standards and interpretations which have been issued by the International Accounting Standards Board that are effective. The most significant of these are IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers.

IFRS 9 Financial Instruments (effective for periods commencing on or after 1 January 2018)

The group has adopted IFRS 9 (using the retrospective method of transition), which replaces IAS 39 Financial Instruments: Recognition and Measurement from July 1, 2018, and the updated policy is in note 4 (c).

For trade and other receivables the change in policy has resulted in no change to bad debt provisions.

Foreign exchange currency contracts

Under IFRS 9 recognition of foreign currency (FC) options does not change from IAS 39. The Group does not have any assets or liabilities measured at fair value through the profit and loss, and therefore there are no changes as a result of the IFRS 9 adoption.

IFRS 15 Revenue from Contracts with Customers (effective for periods commencing on or after 1 January 2018)

The Group has adopted IFRS 15 using the retrospective method of transition. The group doesn't have any fixed contracts with customers and therefore the impact of IFRS 15 is considered to be £nil.

(e)	Changes in accounting policy—new standards not yet effective

IFRS 16 Leases (effective for the periods commencing on or after 1 January 2019)

IFRS 16 Leases (mandatorily effective for periods beginning on or after July 1, 2019) has been issued by the International Accounting Standards Board and is effective in future accounting periods that the group has decided not to adopt early.

Adoption of IFRS 16 will result in the group recognising right of use assets and lease liabilities for all contracts that are, or contain, a lease. For leases currently classified as operating leases, under current accounting requirements the group does not recognise related assets or liabilities, and instead spreads the lease payments on a straight-line basis over the lease term, disclosing in its annual financial statements the total commitment. The group expects to adopt IFRS in the first accounting period starting on or after July 1, 2019.

Management are currently in the process of estimating the impact of IFRS 16. Due to the sizable operating lease commitments (see note 16) the impact of right to use assets and lease liabilities is expected to be significant, with an estimated recognition of a right of use asset and lease liability in the region of £9 million.

5	Significant judgements and estimates

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Although these estimates are based on management's best knowledge of the amount, events or actions, actual results ultimately may differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances.

Significant estimates that have been made by management within the financial statements are as follows:

Biological assets (note 4(f))—the distribution costs associated to each SKU, and the fair value less costs to sell of these plants held at the period end.

6	Acquisitions and disposal of businesses

Acquisitions in the prior period

On 11 August 2017, the Group acquired 100% of the share capital of Bridge Farm Nurseries Limited and its subsidiaries. Bridge Farm Nurseries Limited is a holding company, holding investments in businesses operating in the horticultural industry.

Effect of acquisition

The acquisition had the following effect on the Company’s/Group’s assets and liabilities.

	Book values	Fair value adjustments	Recognised values on acquisition
Acquirer’s net assets at the acquisition date:

Property and equipment	3,410	—	3,410
Goodwill	145	(145)	—
Customer relationships	—	4,558	4,558
Order book	—	421	421
Brand	—	877	877
Biological assets	1,624	—	1,624
Inventories	1,264	—	1,264
Trade and other receivables	8,199	—	8,199
Cash and cash equivalents	(918)	—	(918)
Loans and Borrowings	(4,232)	—	(4,232)
Trade and other payables	(4,680)	(5)	(4,685)
Deferred tax creditor	(689)	(903)	(1,592)

Net identifiable assets and liabilities	4,123	4,803	8,926

Total cost of business combination:
Initial cash consideration relating to business combination			10,649

			10,649

Goodwill on acquisition			1,723

The goodwill balance represents the workforce in place and know how within the business and is subject to annual impairment review.

7	Revenue

	Predecessor	Successor
	9 months ended March 31, 2018		9 months ended March 31, 2019	3 Months ended March 31, 2018	3 Months ended March 31, 2019
	July 1, 2017 to August 10, 2017	July 1, 2017 to March 31, 2018	July 1, 2018 to March 31, 2019	January 1, 2018 to March 31, 2018	January 1, 2019 to March 31, 2019
Sales of goods	1,057	7,845	10,369	4,065	5,246

Total revenue	1,057	7,845	10,369	4,065	5,246

The Group has a single revenue stream, with all sales relating to the primary activity of the Group, being the sale of horticultural product, and all sales being to UK customers with all sales being recognised at a point in time. The group does not have any other service lines and therefore no further disclosure is provided in respect of the disaggregation of revenue.

The business is highly seasonal as the majority of demand is linked to key national celebrations where flowers are a traditional gift, primarily Easter and Mother’s day which fall between the start of March and end of April, depending on the year, and tied to the bedding plant planting season typically in late spring early summer. Due to this the majority of profits are generated between March and July, the exact timing of which will depend on the dates of Mother’s day and Easter.

8	Finance costs

	Predecessor	Successor
	9 months ended March 31, 2018		9 months ended March 31, 2019	3 Months ended March 31, 2018	3 Months ended March 31, 2019
	July 1, 2017 to August 10, 2017	July 1, 2017 to March 31, 2018	July 1, 2018 to March 31, 2019	January 1, 2018 to March 31, 2018	January 1, 2019 to March 31, 2019
Finance costs
Interest on bank overdrafts and borrowings	32	58	649	39	233
Interest payable on loan notes to related parties (see note 14)	2	731	1,267	283	431
Interest on finance leases	—	6	6	2	2
Other finance costs	—	—	48	—	13

	34	795	1,970	324	679

Borrowing costs

The group commenced construction of a glasshouse facility at Clay Lake, Spalding in Spring 2018. In the nine month period to March 31, 2019, borrowing costs of £156,000 were capitalised and included in PPE (£69,000 in the 3 months to March 31, 2019). These interest costs are on borrowings specifically taken out for the development of the Clay Lake facility.

9	Income tax

Total tax expense recognised in the profit and loss account, other comprehensive income and equity

	Predecessor	Successor
	9 months ended March 31, 2018		9 months ended March 31, 2019	3 Months ended March 31, 2018	3 Months ended March 31, 2019
	July 1, 2017 to August 10, 2017	July 1, 2017 to March 31, 2018	July 1, 2018 to March 31, 2019	January 1, 2018 to March 31, 2018	January 1, 2019 to March 31, 2019
Current tax
Current tax on income for the period	—	—	—	—	—
Current tax adjustments to prior periods	—	—	(136)	—	—

Total current tax	—	—	(136)	—	—
Deferred tax
Origination and reversal of timing differences	—	(140)	(720)	(47)	(253)
Origination and reversal of timing differences in prior periods		—	—	—	—

Total deferred tax	—	(140)	(720)	(47)	(253)

Total tax	—	(140)	(856)	(47)	(253)

Reconciliation of effective tax rate
Profit/(loss) for the period	242	(3,484)	(3,752)	(538)	(1,662)
Total tax charge	—	(140)	(856)	(47)	(253)

	242	(3,624)	(4,608)	(585)	(1,915)
Tax using the UK income tax rate of 19%	46	(689)	(876)	(111)	(364)
Expenses not deductible/(income not taxable) for tax purposes		242	188	83	74
Current period losses for which no deferred tax asset was recognised	(46)	306	(33)	(19)	36
Increase (decrease) from effect of adjustment in research development tax credit	—	—	(136)	—	—

	—	(140)	(856)	(47)	(253)

Factors that may affect future tax charges

A reduction in the UK income tax rate from 19% to 18% (effective 1 April 2020) was substantively enacted on 26 October 2015 and a further reduction to 17% (effective from 1 April 2020) was substantively enacted on 6 September 2016. The Group has tax losses carried forward of £2,500,000. Management has decided not to recognise a deferred tax asset in relation to these losses as the level of taxable profits in future years can not be estimated reliably due to significant on-going capital projects giving rise to capital allowances and research and development claims.

10	Property and equipment

Successor:	Land and buildings	Properties under construction	Other property, plant and equipment	Total
Cost
Balance at July 1, 2017	—	—	—	—
Additions	27	5,048	1,050	6,125
Acquired through business combinations (note 6)	63		3,347	3,410

Balance at June 30, 2018	90	5,048	4,397	9,535
Depreciation
Balance at July 1, 2017	—	—	—	—
Depreciation for the year	(5)	—	(513)	(518)

Balance at June 30, 2018	(5)	—	(513)	(518)
Net Book value

At June 30, 2018	85	5,048	3,884	9,017

	Land and buildings	Properties under construction	Other property, plant and equipment	Total
Cost
Balance at July 1, 2018	90	5,048	4,397	9,535
Additions	1	12,939	102	13,042
Disposals	(7)	—	(6)	(13)

Balance at March 31, 2019	84	17,987	4,493	22,564
Depreciation
Balance at July 1, 2018	(5)	—	(513)	(518)
Depreciation for the period	(3)	—	(478)	(481)
Depreciation eliminated on disposal	6	—	—	6

Balance at March 31, 2019	(2)	—	(991)	(993)
Net Book value

At March 31, 2019	82	17,987	3,502	21,571

Properties under construction

The group commenced construction of a 90,000 m2 glasshouse facility at Clay Lake, Spalding in Spring 2018. The facility became available for use subsequent to March 31, 2019. The amount of borrowing costs capitalised during the period was £156,000.

11	Intangible assets and goodwill

Successor:	Goodwill	Customer relationships and order book	Other intangible assets	Total
Cost
Balance at July 1, 2017	—	—	—	—
Additions	—	—	—	—
Acquired through business combinations	1,723	4,979	877	7,579

Balance at June 30, 2018	1,723	4,979	877	7,579
Amortisation
Balance at July 1, 2017	—			—
Amortisation for the year	—	(928)	(175)	(1,103)

Balance at June 30, 2018	—	(928)	(175)	(1,103)
Net Book value

At June 30, 2018	1,723	4,051	702	6,476

	Goodwill	Customer relationships and order book	Other intangible assets	Total
Cost
Balance at July 1, 2018	1,723	4,979	877	7,579
Additions	—	—	—	—
Acquired through business combinations	—	—	—	—

Balance at March 31, 2019	1,723	4,979	877	7,579
Amortisation
Balance at July 1, 2018	—	(928)	(175)	(1,103)
Amortisation for the period	—	(380)	(131)	(511)

Balance at March 31, 2019	—	(1,308)	(306)	(1,614)
Net Book value

At March 31, 2019	1,723	3,671	571	5,965

Impairment review

Management did not identify any indications of impairment at March 31, 2019

The goodwill balance of £1,723,000 is all allocated to a single CGU.

As is disclosed in note 2 (d), the current owners of the Group have accepted an offer for the Group which is significantly in excess of the net asset position of the Group, including the goodwill balance.

12	Biological assets

The Company's biological assets consist of a variety of flowers in various stages of growth within an 8 to 16 week growing period. The change in fair value of biological assets are as follows:

	Successor
	March 31, 2019	June 30, 2018
Balance at beginning of period	1,493	1,624
Increase in biological assets due to capitalised costs	7,503	8,837
Net change in fair value of biological assets	(79)	(46)
Transferred to inventory upon harvest	(6,253)	(8,922)

Balance at end of period	2,664	1,493

Biological assets are valued in accordance with IAS 41 and are presented at their fair values less costs to sell up to the point of harvest. Due to the large variety of plants produced by the Group it is not possible to determine the costs to sell for each product line due to mixed trolleys being delivered to customers each day and therefore an average has been applied across all plants based on a post-wastage gross margin.

The market value of each flower has been taken as a level 2 input from the international flower market and applied to all unharvested plants at each period end. Due to the short 8 – 16 week growing cycle the assumption that total growing plants were 50% grown at each period end has been applied.

13	Share capital and share premium

Allotted, called up and fully paid shares

	Successor
	30-Jun 2018
	No.	£
A ordinary shares of £0.002 each	550,000	1,100.00
B ordinary shares of £0.001 each	200,000	200.00
C1 ordinary shares of £0.001 each	150,000	150.00
C3 ordinary shares of £0.010 each	20,000	200.00
C4 ordinary shares of £0.001 each	20,000	20.00
C6 ordinary shares of £0.025 each	10,000	250.00
D preferred shares of £0.00001 each	38,000	0.38

	988,000	1,920.38

	Successor
	31-Mar 2019
	No.	£
A ordinary shares of £0.002 each	550,000	1,100.00
B ordinary shares of £0.001 each	200,000	200.00
C1 ordinary shares of £0.001 each	150,000	150.00
C2 ordinary shares of £0.01 each	20,000	200.00
C3 ordinary shares of £0.010 each	20,000	200.00
C4 ordinary shares of £0.001 each	30,000	30.00
C5 ordinary shares of £0.025 each	10,000	250.00
C6 ordinary shares of £0.025 each	10,000	250.00
D preferred shares of £0.00001 each	58,000	0.58

	1,048,000	2,380.58

New share issue

During the period the Company issued 60,000 shares at par value of £460.20 and consideration paid of £22,500. No other share issues occurred during the period. The shares issued hold full voting rights and entitlement to distribution once the loan notes have been repaid unless stated below In the prior period the Company issued 988,000 shares at par value of £1,920.38 and consideration paid of £133,000. A share premium reserve was created as a result of this transaction. No other share issues occurred during the prior period. The shares issued hold full voting rights and entitlement to distribution unless stated below.

Rights, preferences and restrictions

The C4, C6 and D shares are non voting. The D shares are entitled to a distribution of 1/10,000th of the distribution rights of all other shares but have a right to a return of the issue price plus LIBOR.

14	Loans and borrowings

		Successor
(a)	Non-current loans and borrowings	March 31, 2019	June 30, 2018
	Secured bank loans	403	619
	Finance lease liabilities	—	43
	Shareholder loan notes	20,413	17,588

		20,816	18,250

		Successor
(b)	Current loans and borrowings	March 31, 2019	June 30, 2018
	Bank overdraft	2,226	—
	Secured bank loans	14,277	1,059
	Finance lease liabilities	66	67
	Other borrowings	500	—

		17,069	1,126

Finance lease and hire purchase balances are secured over the assets to which they relate.

(c)	Secured bank loans

Bank loans and overdrafts are secured by way of debentures, charges over property owned by members of the Bridge Farm Group and cross company guarantees between Neame Lea Nursery Limited, Neame Lea Fresh Limited, Neame Lea Marketing Limited and Bridge Farm Nurseries Limited. The facilities are provided on a group basis and a full right of set off exists.

Included within bank borrowings at March 31, 2019 are the following:

Short term bank loan

HSBC provides the group with working capital facilities comprising £2.5 million of overdraft and a further £2.5 million of revolving credit facility. These facilities may be drawn down through any of the group companies and cash balances at one group company are netted against any overdrafts at other group companies. At the period end the amount drawn down under this facility for the group was £2,500,000 under the revolving credit facility (which is presented in secured bank loans due in less than one year), and the net amount across the group was an overdraft of (£2,226,000). The interest rate charged on this facility is 3.5% over LIBOR.

Development loan

HSBC provides a development loan to the group to help fund the construction of the group’s new site at Clay Lake. This loan may be drawn down through any of the group companies. It is repayable in May 2019 at which time it is expected to be replaced by a suitable term loan facility. The total available under this facility is £13 million. At the period end the total drawn down under this facility for the group was £11,475,000, all of which is presented within current loans and borrowings. The interest rate charged on this facility is 3.5% over LIBOR.

Equipment loan

HSBC provides a facility to finance qualifying equipment purchases over periods of up to five years with each drawdown repayable by monthly instalments. At the period end the total drawn down under this facility for the group was £705,000, of which £302,000 is presented within current loans and borrowings. Interest is calculated on each drawdown at a flat rate of 2.05%.

(d)	Shareholder loan notes

Included within shareholder loan notes are the following:

Unsecured A loan notes

A total amount of £16,945,000 fixed rate unsecured loan notes have been issued at March 31, 2019 (June 30, 2018: £15,945,000), which are redeemable in full on 8 November 2025. The loan notes bear interest at 10% per annum, with interest accruing on a quarterly basis.

Total interest accrued in the 9 months to March 31, 2019 was £1,223,000. Additionally interest accrued to June 30, 2018 of £1,013,000 and was settled by issue of new loan notes under the same terms.

Unsecured B loan notes

A total amount of £1,139,000 fixed rate unsecured loan notes have been issued at March 31, 2019 (June 30, 2018: £582,000), which are redeemable in full on 8 November 2025. The loan notes bear interest at 10% per annum, with interest accruing on a quarterly basis.

Total interest accrued in the 9 months to March 31, 2019 was £44,000. Additionally interest to June 30, 2018 of £48,000 and was settled by issue of new loan notes under the same terms.

(e)	Other borrowings

The other borrowings balance represents a short term loan granted by Sundial Growers Inc. to the Group. The balance is repayable on demand, and is repayable by no later than September 30, 2019. Interest on the loan is charges at 9% per annum, and is payable monthly in arrears.

15	Related party transactions

	Predecessor	Successor
	9 months ended March 31, 2018		9 months ended March 31, 2019	3 Months ended March 31, 2018	3 Months ended March 31, 2019
	July 1, 2017 to August 10, 2017	July 1, 2017 to March 31, 2018	July 1, 2018 to March 31, 2019	January 1, 2018 to March 31, 2018	January 1, 2019 to March 31, 2019
Transactions with key management personnel
Salaries, allowances and benefits in kind	5	113	196	68	43
Retirement scheme contributions	—	—	2	—	1

	5	118	198	68	44

Transactions with associate entities
Sales	204	1,157	1,756	568	805
Rent	12	71	83	28	28

Other related party transactions
Loan note interest (A)	—	699	1,223	270	418
Loan note interest (B)	—	35	44	13	14
Management fees	—	38	38	19	19

	Successor
	June 30, 2018	March 31, 2019
Amount owed from/(to) associate entities	360	1,417
Amount owed from/(to) other related parties	17,588	20,413

Transactions with key management personnel

Total compensation of key management personnel (the directors)

Transactions with associate entities

Zyon UK Flowers and Plants Limited (Zyon UK) is an associate entity. During the period the Group made sales of flowers to Zyon UK, and charged rent and other amounts to Zyon UK.

Other related party transactions

The fixed rate unsecured A loan notes have been issued to Northedge Capital Coinvest II LP and North Edge Capital Fund II LP, who are shareholders of the ultimate parent company, Project Seed Topco Limited. The interest charge in the period was settled with additional loan notes issued under the same terms.

The fixed rate unsecured B loan notes have been issued to David Ball, Louise Motala and Andrew Higginson, who are shareholders of the ultimate parent company, Project Seed Topco Limited. The interest charge in the period was settled with additional loan notes issued under the same terms.

Management fees in respect of services provided to the group in the period by North Edge Capital

16	Operating leases

	Successor
	March 31, 2019	June 30, 2018
Less than one year	665	665
Between one and five years	2,496	2,496
More than five years	7,951	8,450

	11,112	11,611

	Predecessor	Successor
	9 months ended March 31, 2018		9 months ended March 31, 2019	3 Months ended March 31, 2018	3 Months ended March 31, 2019

	July 1, 2017 to August 10, 2017	July 1, 2017 to March 31, 2018	July 1, 2018 to March 31, 2019	January 1, 2018 to March 31, 2018	January 1, 2019 to March 31, 2019
	—	323	450	150	150
Lease costs

	—	323	450	150	150

17	Significant subsidiaries

	Successor
	March 31, 2019	June 30, 2018
Project Seed Bidco Limited	100%	100%
Bridge Farm Nurseries Limited (Predecessor)	100%	100%
Neame Lea Nursery Limited	100%	100%
Neame Lea Marketing Limited	100%	100%
Neame Lea Fresh Limited	100%	100%

18	Significant associates

	Successor
	March 31, 2019	June 30, 2018
Zyon UK Flowers and Plants Limited	40%	40%

Zyon UK Flowers and Plants Limited (“Zyon”) is a packer of traded indoor plants and flowers. The Group acquired a share in Zyon as management expect to gain synergies and develop further sales through the trading relationship Zyon have with certain customers. The associate undertaking is accounted for using the equity method of accounting, with the Group's share of the net assets of the associate being equal to £nil.

19	Financial instruments

The group does not have any financial assets or liabilities which are measured at fair value, other than biological assets (see note 12).

The following table provides information about the exposure to credit risk and expected credit losses for trade receivables as at March 31, 2019

	Weighted average loss rate	Gross carrying amount	Loss allowance
Current	0%	4,238	—
1 – 30 days past due	0%	1,011	—
31 – 60 days past due	0%	43	—
90 – 120 days past due	0%	—	—
120+ days pas due	45%	258	116

		5,550	116

20	Explanation of transition to IFRS

These are the Group's first condensed consolidated financial statements prepared in accordance with IFRSs.

The most recent Group consolidated financial statements were prepared under IFRS for the periods ended June 30, 2015, June 30, 2016, June 30, 2017 and June 30, 2018. The date of transition to IFRS for the Group was July 1, 2015 with further information regarding the transitional adjustments recorded for each applicable period being included within the Project Seed Topco Limited financial statements as at June 30, 2018. These financial statements included details of the impact of transition from UK GAAP (being the basis under which the financial statements had been previously prepared) to IFRS for total equity at June 30, 2018. However, this did not include the details of the transitional objectives for the interim periods presented in these condensed consolidated financial statements, and these are therefore presented below.

			Successor
	Note		June 30, 2018
Total equity under UK GAAP			(2,533)
Biological assets	(a	)	265
Goodwill and business combinations	(b	)	(1,204)
Taxation	(c	)	(809)

Total equity under IFRS			(4,281)

			Successor
			9 months ended March 31, 2018	3 Months ended March 31, 2018
			July 1, 2017 to March 31, 2018	January 1, 2018 to March 31, 2018
Total comprehensive profit/(loss) for the period under UK GAAP			(1,525)	(573)
Goodwill and business combinations	(b	)	(2,371)	(283)
Biological assets	(a	)	271	271
Taxation	(c	)	141	47

Total comprehensive profit/(loss) for the period under IFRS			(3,484)	(538)

Notes to the reconciliations—explanations of significant adjustments on transition to IFRS

(a)	Biological assets (IAS 41)

Certain items of inventory were identified as meeting the criteria of a biological asset under IAS41, resulting in a transitional adjustment from recognising such items at the lower of cost and net realisable value under UK GAAP to fair value less costs to sell under IFRS. The adjustment recorded in equity above represents the uplift from the lower of cost and net realisable value to the fair value less costs to sell of plants at the transition date. Each adjustment in subsequent periods represents the calculated difference between the lower of cost and net realisable value to the fair value less costs to sell at each period end.

(b)	Goodwill and business combinations (IFRS 3)

The acquisition of Bridge Farm Nurseries Limited on August 11. 2017 has been accounted for in accordance with IFRS3. The Group has recognised the identifiable assets acquired and liabilities assumed and measured these on their acquisition date fair value (see note 6 for further information)

Certain professional fees and stamp duty incurred as a result of the acquisition have been expensed to profit and loss under IFRS. These costs were included in the value of consideration transferred and formed part of goodwill under UK GAAP.

(c)	Taxation (IAS 12)

The intangible assets recognised on acquisition of Bridge Farm Nurseries Limited attracts deferred tax. As no such intangible assets were recognised under UK GAAP there was no associated deferred tax liability.

Cash flow statement

There are no significant differences between the cash flow statements as presented under IFRS and UK GAAP

Project Seed Topco Limited

Consolidated Financial Statements

as at June 30, 2018 (Successor) and June 30, 2017, June 30, 2016 and July 1, 2015

(Predecessor) and for the period from June 5, 2017 to June 30, 2018 (Successor), for the period from July 1, 2017 to August 10, 2017 (Predecessor), for the year ended June 30, 2017

(Predecessor), and for the year ended June 30, 2016 (Predecessor)

Independent Auditors’ Report

The Board of Directors

Project Seed Topco Limited

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Project Seed Topco Limited and its subsidiaries, which comprise the consolidated balance sheets as of June 30, 2018 (Successor) and June 30, 2017, June 30, 2016 and July 1, 2015 (Predecessor), and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the period from June 5, 2017 to June 30, 2018 (Successor), for the period from July 1, 2017 to August 10, 2017 (Predecessor), for the year ended June 30, 2017 (Predecessor), and for the year ended June 30, 2016 (Predecessor) and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IASB”); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Project Seed Topco Limited and its subsidiaries as of June 30, 2018 (Successor) and June 30, 2017 (Predecessor), June 30, 2016 (Predecessor) and July 1, 2015 (Predecessor), and the results of their operations and their cash flows for the period from June 5, 2017 to June 30, 2018 (Successor), for the period from July 1, 2017 to August 10, 2017 (Predecessor), for the year ended June 30, 2017 (Predecessor) and for the year ended June 30, 2016 (Predecessor), in accordance with International Financial Reporting Standards, as issued by the IASB.

The impact of uncertainties due to the UK exiting the European Union on our audit

Uncertainties related to the effects of Brexit are relevant to understanding our audit of the financial statements. All audits assess and challenge the reasonableness of estimates made by the directors, such as recoverability of assets and related disclosures and the appropriateness of the going concern basis of preparation of the financial statements. All of these depend on assessments of the future economic environment and the group’s future prospects and performance.

Brexit is one of the most significant economic events for the UK, and at the date of this report its effects are subject to unprecedented levels of uncertainty of outcomes, with the full range of possible effects unknown. We applied a standardised firm-wide approach in response to that uncertainty when assessing the group’s future prospects and performance. However, no audit should be expected to predict the unknowable factors or all possible future implications for a company and this is particularly the case in relation to Brexit.

Going concern

The directors have prepared the financial statements on the going concern basis as they do not intend to liquidate the company or to cease its operations, and as they have concluded that the company’s financial position means that this is realistic. They have also concluded that there are no material uncertainties that could have cast significant doubt over its ability to continue as a going concern for at least a year from the date of approval of the financial statements (“the going concern period”).

We are required to report to you if we have concluded that the use of the going concern basis of accounting is inappropriate or there is an undisclosed material uncertainty that may cast significant doubt over the use of that basis for a period of at least twelve months from the date of approval of the financial statements. In our evaluation of the Directors’ conclusions, we considered the inherent risks to the Company’s business model, including the impact of Brexit, and analysed how those risks might affect the Company’s financial resources or ability to continue operations over the going concern period. We have nothing to report in these respects.

However, as we cannot predict all future events or conditions and as subsequent events may result in outcomes that are inconsistent with judgements that were reasonable at the time they were made, the absence of reference to a material uncertainty in this auditor’s report is not a guarantee that the group or the company will continue in operation.

/s/ KPMG LLP

KPMG LLP

Nottingham, United Kingdom

April 29, 2019

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

For the years/periods ended

(in thousands of British Pound Sterling)

		Predecessor			Successor
	Note	June 30, 2016	June 30, 2017	Period from July 1, 2017 to August 10, 2017	Period from June 5, 2017 to June 30, 2018
Revenue	7	13,979	13,869	1,057	15,297
Cost of sales		(10,761)	(8,508)	(754)	(11,515)

Gross profit		3,218	5,361	303	3,782
Distribution costs		(1,289)	(1,452)	(64)	(1,495)
Administrative expenses		(2,099)	(2,623)	(257)	(5,876)
Other operating income	8	699	111	8	188
Other gains/(losses)	9	111	(113)	286	—

Operating Profit/(loss)	10	640	1,284	276	(3,401)
Finance income	11	4	3	—	—
Finance costs	11	(80)	(230)	(34)	(1,164)

Profit/(loss) before tax		564	1,057	242	(4,565)
Income tax expense	13	6	(76)	—	151

Profit/(loss) for the period		570	981	242	(4,414)

Profit/(loss) attributable to:
Owners of the company		570	981	242	(4,414)

Total comprehensive income/(loss), net of tax		570	981	242	(4,414)

Attributable to:
Owners of the company		570	981	242	(4,414)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Financial Position

As at

(in thousands of British Pound Sterling)

		Predecessor			Successor
	Note	July 1, 2015	June 30, 2016	June 30, 2017	June 30, 2018
Non-current assets
Goodwill	15	90	90	90	1,723
Intangible assets	15	—	—	—	4,753
Property and equipment	14	5,266	9,648	9,250	9,017

Total non-current assets		5,356	9,738	9,340	15,493

Current assets
Inventories	16	428	650	1,125	1,317
Biological assets	17	592	398	1,424	1,493
Trade and other receivables	18	1,527	2,691	2,346	4,683
Income tax asset		—	79	—	—
Cash and cash equivalents		791	—	—	579

Total current assets		3,338	3,818	4,895	8,072

Total assets		8,694	13,556	14,235	23,565

Equity
Share capital	20	—	—	—	2
Share premium	20	—	—	—	131
Accumulated funds/(deficit)		2,450	2,960	3,881	(4,414)

Total equity attributable to owners of the Company		2,450	2,960	3,881	(4,281)

Total equity		2,450	2,960	3,881	(4,281)

Non-current liabilities
Loans and borrowings	21	1,971	3,073	1,585	18,250
Deferred tax liabilities	22	300	510	690	1,441

Total non-current liabilities		2,271	3,583	2,275	19,691

Current liabilities
Trade and other payables	23	3,650	4,167	4,270	7,029
Loans and borrowings (including overdrafts)	21	323	2,846	3,775	1,126
Income tax payable		—	—	34	—

Total current liabilities		3,973	7,013	8,079	8,155

Total liabilities		6,244	10,596	10,354	27,846

Total equity and liabilities		8,694	13,556	14,235	23,565

APPROVED BY THE BOARD:

/s/ D Ball
D Ball

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

For the years/periods ended

(in thousands of British Pound Sterling)

Predecessor	Share capital	Share premium	Retained earnings	Total equity
Balance as at July 1, 2015	—	—	2,450	2,450
Net income for the period	—	—	570	570
Other comprehensive income/(loss)	—	—	—	—
Distributions to shareholders (note 25)	—	—	(60)	(60)

Balance as at June 30, 2016	—	—	2,960	2,960
Net income for the period	—	—	981	981
Other comprehensive income/(loss)	—	—	—	—
Distributions to shareholders (note 25)	—	—	(60)	(60)

Balance as at June 30, 2017	—	—	3,881	3,881
Net income for the period	—	—	242	242
Other comprehensive income/(loss)	—	—	—	—

Balance as at August 10, 2017	—	—	4,123	4,123

Successor

Balance as at June 5, 2017	—	—	—	—
Issuance of ordinary shares (note 20)	2	131	—	133
Net income/(loss) for the period	—	—	(4,414)	(4,414)
Other comprehensive income/(loss)	—	—	—	—

Balance as at June 30, 2018	2	131	(4,414)	(4,281)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the years/periods

(in thousands of British Pound Sterling)

		Predecessor			Successor
	Note	June 30, 2016	June 30, 2017	Period from July 1, 2017 to August 10, 2017	Period from June 5, 2017 to June 30, 2018
OPERATING ACTIVITES:
Net income/(loss)		570	981	242	(4,414)
Adjusted for non-cash items and items not affecting cash flow from operating activities:
Depreciation and amortisation	10	598	897	70	1,621
Gain on bargain purchase		(111)	—	—	—
Profit on disposal of property, plant and equipment		—	(7)	(286)	—
Impairment of investments		—	120	—	—
Finance income		(4)	(3)	—	—
Finance costs		80	230	34	1,164
Income tax expense		(6)	76	—	(151)
Change in inventories	16	(222)	(1,026)	(139)	(53)
Change in biological assets	17	194	(475)	(160)	131
Change in trade receivables and other operating assets	18	(1,166)	116	(5,211)	3,516
Change in trade and other payables	23	309	332	(342)	(451)
Income tax (paid)/received		136	217	(34)	—
Interest paid		(192)	(230)	(34)	(103)

Net cash generated from / (used in) operating activities		186	1,228	(5,860)	1,260

INVESTING ACTIVITIES:
Acquisitions of property plant and equipment	14	(4,384)	(522)	(481)	(3,330)
Proceeds from sale of property, plant and equipment		270	35	6,606	—
Interest received		4	—	—	—
Acquisition of intangible assets		—	—	(55)	—
Acquisition of investments in joint ventures and associates		—	(120)	—	—
Acquisition of subsidiaries, net of cash/overdraft acquired	6	(642)	—	—	(11,567)

Net cash (used in)/generated from investing activities		(4,752)	(607)	6,070	(14,897)

FINANCING ACTIVITIES:
Proceeds from issue of ordinary shares, net of issue costs		—	—	—	133
Proceeds from bank borrowing draw downs		4,300	3,100	—	1,678
Repayment of bank borrowing		(440)	(3,676)	(1,021)	(4,113)
Proceeds from other borrowing draw downs		—	—	—	16,527
Payments to finance lease creditors		(57)	(53)	(4)	(9)
Dividends paid	25	(60)	(60)	—	—

Net cash (used in)/generated from financing activities		3,743	(689)	(1,025)	14,216

Net increase/(decrease) in cash and cash equivalents		(823)	(68)	(815)	579
Cash and cash equivalents, beginning of year/period		791	(32)	(100)	—

Cash and cash equivalents, end of year/period	19	(32)	(100)	(915)	579

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1	General information

The company is a private company limited by share capital, incorporated and domiciled in England.

These financial statements are authorised for issue by the board on April 29, 2019

2	Basis of accounting

(a)	Basis of presentation

Project Seed Topco Limited (“the Company”) was incorporated on June 5, 2017 as a holding company for the acquisition of Bridge Farm Group by Northedge Capital Fund LLP.

On August 11, 2017 (the “Acquisition Date”) the Company acquired 100% ownership interest in Project Seed Bidco Limited that had acquired Bridge Farm Nurseries Limited on the same day (the “Acquisition”). Bridge Farm Nurseries Limited, collectively with its subsidiaries is referred to as “Bridge Farm Group”. The acquisition of Bridge Farm Group was a management buyout funded by Northedge Capital Fund LLP.

The Company had no material operations before the Acquisition Date and has succeeded to substantially all the business of Bridge Farm Group after the Acquisition. Hereinafter Bridge Farm Group is referred to as “Predecessor” and the Company is referred to as “Successor”.

The Acquisition was accounted for as a business combination using the acquisition method of accounting, and the Successor consolidated financial statements reflect a new basis of accounting based on the fair value of assets acquired and liabilities assumed as at the Acquisition Date. The periods presented prior to the Acquisition Date represent the operations of the Predecessor and the periods presented on and after the Acquisition Date represent the operations of the Successor. The year ended 30 June, 2018 comprises 41 days of the Predecessor period from July 1, 2017 to August 10, 2017 and 324 days of the Successor period from August 11, 2017 to June 30, 2018.

The Group’s retained earnings as at June 30, 2018 represents only the results of operations subsequent to the Acquisition Date. The Predecessor and Successor periods are separated by a vertical black line on the consolidated financial statements to highlight the fact that the financial information for those periods has been prepared under two different cost basis of accounting.

The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the IASB (“IFRS”) and under historical cost accounting rules unless otherwise stated in the accounting policies.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the group’s accounting policies.

The Company is preparing financial statements in accordance with IFRS for the first time and consequently has applied IFRS 1. An explanation of how the transition to IFRS has affected the reported net equity and comprehensive income is included in note 30.

The purpose of these financial statements is for inclusion pursuant to Regulation S-X, Rule 3-05, in a contemplated US public offering by Sundial Growers Inc. Sundial Growers Inc. has entered in to an agreement with the Company whereby Sundial Growers Inc. intends to acquire all of the issued and outstanding share capital of the Company. This transaction (the “Trasaction”) is targeted to close on or about June 30, 2019. See also Note 29.

(b)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have not been prepared for the purpose of satisfying the statutory filing requirements of the Company.

(c)	Going concern

As at 30 June 2018 the Group is funded by shareholder loan notes, a development loan facility and an equipment loan facility. The Group had net current liabilities of £83,000 and net liabilities of £4,281,000 (including shareholder loan notes of £17,588,000) at that date.

The shareholder loan notes are not due for repayment until 2025 and have no covenants associated with them.

Subsequent to the year end, the Group has continued to expand through the development of the Clay Lake site and further funding for this has been drawn down from the development loan facility. This development loan facility is scheduled to be repaid in May 2019.

As further described in note 29, the current owners of the Group have accepted an offer for the entirety of the Group. The completion of this Transaction has not yet taken place and there are two scenarios that have therefore been considered by management in assessing the going concern status of the company.

The first scenario is that the Transaction completes. In this case, the Group expects to both replace the existing shareholder loan notes with similar long-term funding from the new owners and also repay all of the existing development loan and equipment loan facilities. Management have received confirmation from the existing lenders that they will continue to extend the development loan facility until such time as the transaction completes.

Should the Transaction not complete, the Group will be back on its original investment journey with its current owners. In this scenario the Group will also be in receipt of a £5million deposit associated with the Transaction which will add headroom into its existing cash position.

Management have prepared cash flow forecasts through to 31 December 2020. They also note that whilst the Group has recorded losses of £4,414,000 during the year to 30 June 2018, it has generated positive operating cash flows of £1,260,000, with these cash flows being reinvested in the business through the development of the Clay Lake site. As described above, management have received confirmation from the existing lenders that they will continue to extend the development loan facility beyond May 2019. If the Transaction does not complete, management has two options to replace this facility.

The first option is to take out a mortgage on the completed Clay Lake facility. Management have had conversations with potential lenders who have verbally indicated their ability to provide such a facility but in view of the likely progression of the Transaction, have not sought to obtain written confirmation of these facilities at this point. The second option is to obtain further funding from the existing owners. This would only be utilised in the unlikely event that mortgage facilities are unavailable. Based on conversations with the existing owners and further investments by them subsequent to 30 June 2018, management consider further funding would be available.

Based on the above, management consider that the Group would be a going concern irrespective of whether the Transaction completes or not and therefore have prepared the financial statements on a going concern basis.

3	Functional and presentation currency

The presentation currency of these financial statements is sterling. All amounts in the financial statements have been rounded to the nearest £1,000, unless stated otherwise.

4	Significant accounting policies

The accounting policies set out below have been applied consistently throughout the periods presented in these consolidated financial statements.

(a)	Basis of consolidation

The group financial statements consolidate the financial statements of the company and its subsidiary undertakings during the period from June 5, 2017 to June 30, 2018 (Successor), for the period from July 1, 2017 to August 10, 2017 (Predecessor), for the year ended June 30, 2017 (Predecessor) and for the year ended June 30, 2016 (Predecessor)

A subsidiary is an entity controlled by the company. Control is achieved where the company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by the group.

Inter-company transactions, balances and unrealised gains on transactions between the company and its subsidiaries, which are related parties, are eliminated in full.

Intra-group losses are also eliminated but may indicate an impairment that requires recognition in the consolidated financial statements.

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group. Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the group’s equity therein. Non-controlling interests consist of the amount of those interests at the date of the original business combination and the non-controlling shareholder’s share of changes in equity since the date of the combination. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

(b)	Business combinations

Business combinations are accounted for using the purchase method as at the acquisition date, which is the date on which control is transferred to the entity.

At the acquisition date, the group recognises goodwill at the acquisition date as:

•	the fair value of the consideration (excluding contingent consideration) transferred; plus

•	estimated amount of contingent consideration (see below); plus

•	the fair value of the equity instruments issued; less

•	the net recognised amount (generally fair value) of the identifiable assets acquired and liabilities and contingent liabilities assumed.

When the excess is negative, this is expensed as a gain on bargain purchase. Directly attributable transactions costs are expensed.

Contingent consideration is classified as a liability or equity and is measured at fair value on the acquisition date. Contingent consideration that is classified as a liability is remeasured to fair value at each reporting date, with changes included in the income statement in the post-combination period. Contingent consideration that is classified as equity is not remeasured in the post-combination period.

(c)	Foreign currency transactions and balances

Transactions in foreign currencies are translated to the Group companies’ functional currency at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated to the functional currency at the foreign exchange rate ruling at that date. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are retranslated to the functional currency at foreign exchange rates ruling at the dates the fair value was determined. Foreign exchange differences arising on translation are recognised in the profit and loss account.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to the Group’s presentational currency, Sterling, at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated at an average rate for the year where this rate approximates to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognised in other comprehensive income.

(d)	Financial instruments

(i)	Fair Value

The fair values of cash and cash equivalents, amounts due from and to related parties, goods and services taxes recoverable, accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these instruments.

The fair value of bank credit facilities approximates their carrying values as they bear floating rates of interest.

The fair value of obligations under finance leases approximates their fair value as the leases bear interest at market rates.

The Company uses three input levels to measure fair value:

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis;

Level 2 – quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and,

Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company has applied Level 2 input to biological assets. There have been no transfers between level 1, 2 or 3 inputs during the period.

(ii)	Non-derivative financial assets and liabilities

Non-derivative financial instruments of the Group comprise trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables, other than prepayments and taxation balances.

The Group initially recognises loans, receivables and deposits on the date that they are originated. All other financial assets (including assets designated at fair value through profit or loss) are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

The Group derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

The Group derecognises a financial liability when its contractual obligations are discharged or cancelled or expire. Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously. The Group currently has a legally enforceable right to set off if that right is not contingent on a future event and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the Group and all counterparties.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortised cost using the effective interest method, less any impairment losses. Loans and receivables comprise loans issued and trade and other receivables.

Cash and cash equivalents comprise cash balances, call deposits and highly liquid investments with maturities of three months or less from the acquisition date that are subject to insignificant risk of changes in their fair value.

(e)	Property and equipment

Tangible fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses.

Where parts of an item of tangible fixed assets have different useful lives, they are accounted for as separate items of tangible fixed assets, for example land is treated separately from buildings.

Leases in which the entity assumes substantially all the risks and rewards of ownership of the leased asset are classified as finance leases. All other leases are classified as operating leases. Leased assets acquired by way of finance lease are stated on initial recognition at an amount equal to the lower of their fair value and the present value of the minimum lease payments at inception of the lease, including any incremental costs directly attributable to negotiating and arranging the lease. At initial recognition a finance lease liability is recognised equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments. The present value of the minimum lease payments is calculated using the interest rate implicit in the lease. Lease payments are accounted for as described at 4(n) below.

The company assesses at each reporting date whether tangible fixed assets (including those leased under a finance lease) are impaired.

Assets under construction represent additions made which are not yet available for use. Borrowing costs that are directly attributable to the construction of an asset are capitalised as part of the cost of that asset. Depreciation does not commence on such assets until they are available for use.

Depreciation is charged to the profit and loss account on a straight-line basis over the estimated useful lives of each part of an item of tangible fixed assets. Leased assets are depreciated over the shorter of the lease term and their useful lives. Land is not depreciated. The estimated useful lives are as follows:

• buildings	4% reducing balance
• furniture, fittings and equipment	15% reducing balance

• motor vehicles	25% reducing balance
• office equipment	15% reducing balance

Depreciation methods, useful lives and residual values are reviewed if there is an indication of a significant change since last annual reporting date in the pattern by which the company expects to consume an asset’s future economic benefits.

(f)	Intangible assets and goodwill

(i)	Goodwill

Goodwill that arises on the acquisition of subsidiaries is included in intangible assets. For measurement of goodwill at initial recognition, see note 4(b).

Subsequent measurement

Goodwill is measured at cost less accumulated impairment losses.

(ii)	Intangible assets assumed in business combination

Identifiable intangible assets assumed in a business combination are initially recognised at fair value and subsequently measured at initially recognised amount less accumulated amortisation and accumulated impairment losses. Such assets include, but are not limited to: brand name “Bridge Farm Group”, committed order-book, and non-contractual customer relationships.

Amortisation is provided on intangible assets so as to write off the cost, less any estimated residual value, over their expected useful economic life as follows:

• Brand names	5 years straight line
• Customer relationships	9 years straight line
• Committed order book	1 year straight line

(g)	Biological assets

Biological assets are measured on initial recognition and at subsequent reporting dates at fair value less estimated costs to sell, unless fair value cannot be reliably measured.

The Group produces a variety of plants that are grown from seed and bulb over an 8 to 16 week period to produce the final saleable product or “SKU”. A ‘market approach’ has been adopted by the Group as the quoted market price for each plant is obtainable from the international flower markets.

(h)	Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first-in, first-out (FIFO) method.

The cost of finished goods and work in progress comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition. At each reporting date, inventories are assessed for impairment. If inventory is impaired, the carrying amount is reduced to its selling price less costs to complete and sell; the impairment loss is recognised immediately in profit or loss.

(i)	Trade and other receivables

Trade receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.

Trade receivables are recognised initially at the transaction price. They are subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for the impairment of trade receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of the receivables.

(j)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and call deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

(k)	Trade and other payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables are recognised initially at the transaction price and subsequently measured at amortised cost using the effective interest method.

(l)	Loans and borrowings

All borrowings are initially recorded at the amount of proceeds received, net of transaction costs. Borrowings are subsequently carried at amortised cost, with the difference between the proceeds, net of transaction costs, and the amount due on redemption being recognised as a charge to the income statement over the period of the relevant borrowing.

Interest expense is recognised on the basis of the effective interest method and is included in finance costs.

Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

(m)	Provisions

A provision is recognised in the balance sheet when the entity has a present legal or constructive obligation as a result of a past event, that can be reliably measured and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recognised at the best estimate of the amount required to settle the obligation at the reporting date.

(n)	Leases

Leases in which substantially all the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to profit or loss on a straight-line basis over the period of the lease.

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee.

Assets held under finance leases are recognised as non-current assets of the group at the lower of their fair value at the date of commencement of the lease and at the present value of the minimum lease payments. These assets are depreciated on a straight-line basis over the shorter of the useful life of the asset and the lease term. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation.

Lease payments are apportioned between finance costs in the income statement and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability

(o)	Impairment of non-financial assets

The carrying amounts of the entity’s non-financial assets, other than stocks and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”). The goodwill acquired in a business combination, for the purpose of impairment testing is allocated to cash-generating units, or (‘CGU’) that are expected to benefit from the synergies of the combination. For the purpose of goodwill impairment testing, if goodwill cannot be allocated to individual CGUs or groups of CGUs on a non-arbitrary basis, the impairment of goodwill is determined using the recoverable amount of the acquired entity in its entirety, or if it has been integrated then the entire group of entities into which it has been integrated.

An impairment loss is recognised if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

An impairment loss recognised for goodwill is not reversed. Impairment losses recognised for other assets is reversed only if the reasons for the impairment have ceased to apply.

Impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(p)	Share capital and share premium

Ordinary shares are classified as equity. Equity instruments are measured at the fair value of the cash or other resources received or receivable, net of the direct costs of issuing the equity instruments. If payment is deferred and the time value of money is material, the initial measurement is on a present value basis.

Share premium represents the aggregate net proceeds less nominal value of shares on issue of the Company’s equity share capital.

(q)	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods in the ordinary course of the group’s activities. Revenue is recognised on the sale of goods upon delivery of those goods. Revenue is recognised based on confirmed deliveries to customers, when the risks and rewards associated with the underlying products have been substantially transferred.

(r)	Taxation

Tax on the profit or loss for the year comprises current and deferred tax. Tax is recognised in the profit and loss account except to the extent that it relates to items recognised directly in equity or other comprehensive income, in which case it is recognised directly in equity or other comprehensive income

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided on timing differences which arise from the inclusion of income and expenses in tax assessments in periods different from those in which they are recognised in the financial statements. The following timing differences are not provided for: differences between accumulated depreciation and tax allowances for the cost of a fixed asset if and when all conditions for retaining the tax allowances have been met; and differences relating to investments in subsidiaries, to the extent that it is not probable that they will reverse in the foreseeable future and the reporting entity is able to control the reversal of the timing difference. Deferred tax is not recognised on permanent differences arising because certain types of income or expense are non-taxable or are disallowable for tax or because certain tax charges or allowances are greater or smaller than the corresponding income or expense.

Deferred tax is provided in respect of the additional tax that will be paid or reduced on differences between the amount at which an asset (other than goodwill) or liability is recognised in a business combination and the corresponding amount that can be deducted or assessed for tax. Goodwill is adjusted by the amount of such deferred tax.

Deferred tax is measured at the tax rate that is expected to apply to the reversal of the related difference, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax balances are not discounted.

Unrelieved tax losses and other deferred tax assets are recognised only to the extent that is it probable that they will be recovered against the reversal of deferred tax liabilities or other future taxable profits.

(s)	Employee benefits - defered contribution plans

A defined contribution plan is a post-employment benefit plan under which the company pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement in the periods during which services are rendered by employees.

(t)	Changes in accounting policy

New standards, interpretations and amendments not yet effective

There are a number of standards and interpretations which have been issued by the International Accounting Standards Board that are effective in future accounting periods that the group has decided not to adopt early . The most significant of these are:

•	IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers (both mandatorily effective for periods beginning on or after 1 January 2018); and

•	IFRS 16 Leases (mandatorily effective for periods beginning on or after 1 January 2019).

IFRS 9 Financial Instruments (effective for the period commencing 1 July 2018)

The group has identified that the adoption IFRS 9, which replaces IAS 39 Financial Instruments: Recognition and Measurement from 1 January 2018, will impact its consolidated financial statements as follows:

The group will need to apply an expected credit loss model when calculating impairment losses on its trade and other receivables (both current and non-current). This will result in increased impairment provisions and greater judgement due to the need to factor in forward looking information when estimating the appropriate amount of provisions. In applying IFRS 9 the group must consider the probability of a default occurring over the contractual life of its trade receivables and contracts asset balances on initial recognition of those assets. Management do not expect adopting IFRS9 to have a significant impact.

IFRS 15 Revenue from Contracts with Customers (effective for the period commencing 1 July 2018)

As a horticultural grower, the group earns the majority of its revenues from the sale of goods rather than services. It predominantly grows those goods to specific orders, but also retains some finished goods for speculative sale. For the majority of its contracts the group recognises revenue at a point in time, typically on delivery of the goods to customers’ premises. The group doesn’t have any fixed contracts with customers and therefore the impact of IFRS 15 is considered to be negligible.

IFRS 16 Leases (effective for the period commencing 1 July 2019)

Adoption of IFRS 16 will result in the group recognising right of use assets and lease liabilities for all contracts that are, or contain, a lease. For leases currently classified as operating leases, under current accounting requirements the group does not recognise related assets or liabilities, and instead spreads the lease payments on a straight-line basis over the lease term, disclosing in its annual financial statements the total commitment. The group expects to adopt IFRS in the first accounting period starting on or after January 1, 2019.

Management are currently in the process of estimating the impact of IFRS 16 however due to the sizable operating leases recognised in note 26 the impact of right to use assets and lease liabilities is expected to be significant.

5	Significant judgements and estimates

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results ultimately may differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances.

Significant judgements that have been made by management within the financial statements are as follows:

Biological assets (note 4(g))—the distribution costs associated to each SKU, and the fair value less costs to sell of these plants held at the period end.

Significant estimates that have been made by management within the financial statements are as follows:

Intangible assets assumed in business combination (note 4(f)(ii))—to produce the valuations for other identifiable intangible assets at the Acquisition date management prepared a forecast of future cashflows for the group to value the non-contractual customer relationships. These cashflows are based on historic information but include growth in the business due to increased capacity from the Clay Lake Project. The forecasts have applied the same pricing and only increased volume of units sold based on the Clay Lake project being completed on time and customers utilising all of the capacity which is expected. Any significant change in these cashflows would have an impact on the valuation of the customer relationships.

6	Acquisitions and disposal of businesses

Acquisitions in the current period

On 11 August 2017, the Group acquired 100% of the share capital of Bridge Farm Nurseries Limited and its subsidiaries. Bridge Farm Nurseries Limited is a holding company, holding investments in businesses operating in the horticultural industry. This acquisition represents the entirety of the revenue and net profit of the group for the period.

If the acquisition had occurred at the beginning of the year, the revenue and profit for the successor would have been £16,354,000 and (£4,400,000) respectively

Effect of acquisition

The acquisition had the following effect on the Company’s/Group’s assets and liabilities.

	Book values	Fair value adjustments	Recognised values on acquisition
Acquirer’s net assets at the acquisition date:

Property and equipment	3,410	—	3,410
Goodwill	145	(145)	—
Customer relationships	—	4,558	4,558
Order book	—	421	421
Brand	—	877	877
Biological assets	1,624	—	1,624
Inventories	1,264	—	1,264
Trade and other receivables	8,199	—	8,199
Cash and cash equivalents	(918)	—	(918)
Loans and Borrowings	(4,232)	—	(4,232)
Trade and other payables	(4,680)	(5)	(4,685)
Deferred tax creditor	(689)	(903)	(1,592)

Net identifiable assets and liabilities	4,123	4,803	8,926

Total cost of business combination:
Initial cash consideration relating to business combination			10,649

			10,649

Goodwill on acquisition			1,723

The goodwill balance represents the workforce in place and know how within the business

The goodwill generated from this transaction is subject to annual impairment review.

7	Revenue

	Predecessor			Successor
	June 30, 2016	June 30, 2017	Period from July 1, 2017 to August 10, 2017	Period from June 5, 2017 to June 30, 2018
Sales of goods	13,737	13,738	1,057	15,297
Other revenue	242	131	—	—

Total revenue	13,979	13,869	1,057	15,297

Subsequently all sales relate to the primary activity of the Group, being the sale of horticultural product, with all sales being to UK customers.

8	Other operating income

		Predecessor			Successor
	Note	June 30, 2016	June 30, 2017	Period from July 1, 2017 to August 10, 2017	Period from June 5, 2017 to June 30, 2018
Sub lease rental income		371	11	8	188
Miscellaneous other operating income		328	100	—	—

		699	111	8	188

9	Other gains and losses

	Predecessor			Successor
	June 30, 2016	June 30, 2017	Period from July 1, 2017 to August 10, 2017	Period from June 5, 2017 to June 30, 2018
Gain/(loss) on disposal of property and equipment	—	7	286	—
Impairment of investment	—	(120)	—	—
Bargain purchase on acquisition of subsidiary	111	—	—	—

	111	(113)	286	—

10	Operating profit

	Predecessor				Successor
	Note	June 30, 2016	June 30, 2017	Period from July 1, 2017 to August 10, 2017	Period from June 5, 2017 to June 30, 2018
Operating profit is stated after charging/(crediting):
Deprecation of tangible fixed assets	14	598	897	70	518
Amortisation of tangible assets	15	—	—	—	1,103

		598	897	70	1,621

11	Finance income and costs

		Predecessor			Successor
	Note	June 30, 2016	June 30, 2017	Period from July 1, 2017 to August 10, 2017	Period from June 5, 2017 to June 30, 2018
Finance income
Other finance income		4	3	—	—

		4	3	—	—

Finance costs
Interest on bank overdrafts and borrowings		(15)	(223)	(32)	(103)
Interest payable on loan notes to related parties (see note 21)		—	—	—	(1,061)
Interest on finance leases		(8)	(7)	(2)	—
Other finance costs		(57)	—	—	—

		(80)	(230)	(34)	(1,164)

Borrowing costs

The group commenced construction of a glasshouse facility at Horseshoe Road, Spalding in Summer 2014. In the June 30, 2016 period borrowing costs of £123,000 were capitalised and included in PPE, and capitalisation of borrowing costs against the Horseshoe Road facility ceased in the same period. These interest costs are on borrowings specifically taken out for the development of the Horseshoe Road facility.

12	Personnel Costs and directors remunerations

		Predecessor			Successor
	Note	June 30, 2016	June 30, 2017	Period from July 1, 2017 to August 10, 2017	Period from June 5, 2017 to June 30, 2018
Wages and salaries		1,825	1,831	206	2,349
Social security costs		140	146	16	210
Company contributions to money purchase pension plans		—	3	—	31
Other employee expense		13	5	1	—

		1,978	1,985	223	2,590

Directors remuneration
Salaries, allowances and benefits in kind		47	42	5	310
Retirement scheme contributions		—	—	—	3

		47	42	5	313

13	Income tax

Total tax expense recognised in the profit and loss account, other comprehensive income and equity

	Predecessor			Successor
	June 30, 2016	June 30, 2017	Period from July 1, 2017 to August 10, 2017	Period from June 5, 2017 to June 30, 2018
Current tax
Current tax on income for the period	—	35	—	—
Current tax adjustments to prior periods	(115)	(139)	—	—

Total current tax	(115)	(104)	—	—

Deferred tax
Origination and reversal of timing differences	109	123	—	(151)
Origination and reversal of timing differences in prior periods		57	—	—

Total deferred tax	109	180	—	(151)

Total tax	(6)	76	—	(151)

Reconciliation of effective tax rate
Profit/(loss) for the year	570	981	242	(4,414)
Total tax charge	(6)	76	—	(151)

	564	1,057	242	(4,565)

Tax using the UK income tax rate of 19%	107	201	46	(867)
Expenses not deductible/(income not taxable) for tax purposes	2	(16)		532
Increase (decrease) in current tax from unrecognised temporary difference from a prior period		57
Current year losses for which no deferred tax asset was recognised		—	(46)	184
Deferred tax expense (credit) relating to changes in tax rates or laws		(28)
Increase (decrease) from effect of adjustment in research development tax credit	(115)	(138)

	(6)	76	—	(151)

Factors that may affect future tax charges

A reduction in the UK income tax rate from 19% to 18% (effective 1 April 2020) was substantively enacted on 26 October 2015 and a further reduction to 17% (effective from 1 April 2020) was substantively enacted on 6 September 2016.

The Group has tax losses carried forward of £800,000

14	Property and equipment

Predecessor:	Land and buildings	Properties under construction	Other property, plant and equipment	Total
Cost
Balance at July 1, 2015	1,856	2,153	2,328	6,337
Additions	2,725	—	1,771	4,496
Acquired through business combinations	8	—	746	754
Disposals	(265)	—	(5)	(270)
Transfers	1,212	(1,898)	686	—

Balance at June 30, 2016	5,536	255	5,526	11,317
Depreciation
Balance at July 1, 2015	(219)	—	(852)	(1,071)
Depreciation for the year	(114)	—	(484)	(598)
Disposals	—	—	—	—

Balance at June 30, 2016	(333)	—	(1,336)	(1,669)
Net Book value

At June 30, 2016	5,203	255	4,190	9,648

At July 1, 2015	1,637	2,153	1,476	5,266
Cost
Balance at July 1, 2016	5,536	255	5,526	11,317
Additions	98	—	424	522
Disposals	(4)	—	(39)	(43)

Balance at June 30, 2017	5,630	255	5,911	11,796
Depreciation
Balance at July 1, 2016	(333)	—	(1,336)	(1,669)
Depreciation for the year	(176)	—	(721)	(897)
Disposals			20	20

Balance at June 30, 2017	(509)	—	(2,037)	(2,546)
Net Book value

At June 30, 2017	5,121	255	3,874	9,250

Successor:	Land and buildings	Properties under construction	Other property, plant and equipment	Total
Cost
Balance at June 5, 2017	—	—	—	—
Additions	27	5,048	1,050	6,125
Acquired through business combinations (note 6)	63	—	3,347	3,410

Balance at June 30, 2018	90	5,048	4,397	9,535
Depreciation
Balance at July 1, 2017	—	—	—	—
Depreciation for the year	(5)	—	(513)	(518)

Balance at June 30, 2018	(5)	—	(513)	(518)
Net Book value

At June 30, 2018	85	5,048	3,884	9,017

Properties under construction

The group commenced construction of a 90,000 m2 glasshouse facility at Clay Lake, Spalding in Spring 2018. The facility is expected to be brought fully into use in Spring 2019. The amount of borrowing costs capitalised during the period was £nil.

15	Intangible assets and goodwill

Predecessor:	Goodwill	Customer relationships and order book	Other intangible assets	Total
Cost
Balance at July 1, 2015	90	—	—	90
Additions	—	—	—	—
Disposals	—	—	—	—

Balance at June 30, 2016	90	—	—	90
Amortisation
Balance at July 1, 2015	—	—	—	—
Amortisation for the year	—	—	—	—
Disposals	—	—	—	—

Balance at June 30, 2016	—	—	—	—
Net Book value

At June 30, 2016	90	—	—	90

At July 1, 2015	90	—	—	90

Cost
Balance at July 1, 2016	90	—	—	90
Additions	—	—	—	—
Disposals	—	—	—	—

Balance at June 30, 2017	90	—	—	90
Amortisation
Balance at July 1, 2017	—	—	—	—
Amortisation for the year	—	—	—	—
Disposals	—	—	—	—

Balance at June 30, 2017	—	—	—	—
Net Book value

At June 30, 2017	90	—	—	90

Goodwill

The goodwill of £90,000 is related to the original purchase of Neame Lea Nursery in 2010.

Successor:	Goodwill	Customer relationships and order book	Other intangible assets	Total
Cost
Balance at June 5, 2017	—	—	—	—
Additions	—	—	—	—
Acquired through business combinations	1,723	4,979	877	7,579

Balance at June 30, 2018	1,723	4,979	877	7,579
Amortisation
Balance at July 1, 2017	—	—	—	—
Amortisation for the year	—	(928)	(175)	(1,103)

Balance at June 30, 2018	—	(928)	(175)	(1,103)
Net Book value

At June 30, 2018	1,723	4,051	702	6,476

Impairment review

Management conducted a goodwill impairment review and did not identify any indications of impairment at June 30, 2018

The goodwill balance of £1,723,000 is all allocated to a single CGU.

An impairment review has been carried out as at 30 June 2018 and the recoverable amount has been determined based on fair value less costs to sell.

As is disclosed in note 29, the current owners of the Group have accepted an offer for the Group which is significantly in excess of the net asset position of the Group, including the goodwill balance. Management consider this to represent a level two fair value measurement under IFRS 13.

On this basis management did not identify any impairments at 30 June 2018.

16	Inventories

	Predecessor			Successor
	July 1, 2015	June 30, 2016	June 30, 2017	June 30, 2018
Raw materials and consumables	428	650	1,125	1,317
Finished goods for sale	—	—	—	—

	428	650	1,125	1,317

17	Biological assets

The Company’s biological assets consist of a variety of flowers in various stages of growth within an 8 to 16 week growing period. The change in fair value of biological assets are as follows:

	Predecessor		Successor
	June 30, 2016	June 30, 2017	June 30, 2018
Balance at beginning of period	592	398	1,624
Increase in biological assets due to capitalised costs	8,615	7,538	8,837
Net change in fair value of biological assets	—	87	(46)
Transferred to inventory upon harvest	(8,809)	(6,599)	(8,922)

Balance at end of period	398	1,424	1,493

Biological assets are valued in accordance with IAS 41 and are presented at their fair values less costs to sell up to the point of harvest. Due to the large variety of plants produced by the Group it is not possible to determine the costs to sell for each product line due to mixed trolleys being delivered to customers each day and therefore an average has been applied across all plants based on a post-wastage gross margin.

The market value of each flower has been taken as a level 2 input from the international flower market and applied to all unharvested plants at each period end. Due to the short 8 - 16 week growing cycle the assumption that total growing plants were 50% grown at each period end has been applied.

18	Trade and other receivables

	Predecessor			Successor
	July 1, 2015	June 30, 2016	June 30, 2017	June 30, 2018
Trade receivables	1,340	2,176	1,585	3,621
Prepayments	51	72	139	208
Other receivables	136	443	622	854

	1,527	2,691	2,346	4,683

19	Cash and cash equivalents

	Predecessor			Successor
	July 1, 2015	June 30, 2016	June 30, 2017	June 30, 2018
Petty cash	11	25	41	10
Bank balances	780	95	—	569

	791	120	41	579

Bank overdrafts	—	(152)	(141)	—

Cash and cash equivalents	791	(32)	(100)	579

20	Share capital and share premium

Allotted, called up and fully paid shares	Predecessor
	30-Jun 2015
	No.	£
Ordinary shares	1	1

	Predecessor
	30-Jun 2016
	No.	£
Ordinary shares	1	1

	Predecessor
	30-Jun 2017
	No.	£
Ordinary shares	1	1

	Successor
	30-Jun 2018
	No.	£
A ordinary shares of £0.002 each	550,000	1,100.00
B ordinary shares of £0.001 each	200,000	200
C1 ordinary shares of £0.001 each	150,000	150
C3 ordinary shares of £0.010 each	20,000	200
C4 ordinary shares of £0.001 each	20,000	20
C6 ordinary shares of £0.025 each	10,000	250
D preferred shares of £0.00001 each	38,000	0.38

	988,000	1,920.38

New share issue

During the period the Company issued 988,000 shares at par value of £1,920.38 and consideration paid of £133,000. A share premium reserve was created as a result of this transaction. No other share issues occurred during the period. The shares issued hold full voting rights and entitlement to distribution unless stated below.

Rights, preferences and restrictions

The C4, C6 and D shares are non voting. The D shares are entitled to a distribution of 1/10,000th of the distribution rights of all other shares but have a right to a return of the issue price plus LIBOR.

21	Loans and borrowings

		Predecessor			Successor
(a)	Non-currentloans and borrowings	July 1, 2015	June 30, 2016	June 30, 2017	June 30, 2018
	Secured bank loans	1,372	2,730	1,266	619
	Finance lease liabilities	162	116	69	43
	Other borrowings	437	227	250	—
	Shareholder loan notes	—	—	—	17,588

		1,971	3,073	1,585	18,250

		Predecessor			Successor
(b)	Currentloans and borrowings	July 1, 2015	June 30, 2016	June 30, 2017	June 30, 2018
	Bank overdraft	—	32	100	—
	Secured bank loans	259	2,761	3,622	1,059
	Finance lease liabilities	64	53	53	67

		323	2,846	3,775	1,126

Finance lease and hire purchase balances are secured over the assets to which they relate.

(c)	Secured bank loans

Bank loans and overdrafts are secured by way of debentures, charges over property owned by members of the Bridge Farm Group and cross company guarantees between Neame Lea Nursery Limited, Neame Lea Fresh Limited, Neame Lea Marketing Limited and Bridge Farm Nurseries Limited. The facilities are provided on a group basis and a full right of set off exists.

Included within bank borrowings at 30 June 2018 are the following:

Short term bank loan

HSBC provides the group with working capital facilities comprising £2.5 million of overdraft and a further £2.5 million of revolving credit facility. These facilities may be drawn down through any of the group companies and cash balances at one group company are netted against any overdrafts at other group companies. At the period end the gross amount drawn down under this facility for the group was £4,640,000 but the net cash amount across the group was a cash balance of £579,000. The interest rate charged on this facility is 3.5% over LIBOR.

Development loan

HSBC provides a development loan to the group to help fund the construction of the group’s new site at Clay Lake. This loan may be drawn down through any of the group companies. It is repayable in May 2019 at which time it is expected to be replaced by a suitable term loan facility. The total available under this facility is £13 million. At the period end the total drawn down under this facility for the group was £745,000, all of which is presented within current loans and borrowings. The interest rate charged on this facility is 3.5% over LIBOR.

Equipment loan

HSBC provides a facility to finance qualifying equipment purchases over periods of up to five years with each drawdown repayable by monthly instalments. At the period end the total drawn down under this facility for the group was £921,000, of which £314,000 is presented within current loans and borrowings. Interest is calculated on each drawdown at a flat rate of 2.05%.

(d)	Shareholder loan notes

Included within shareholder loan notes are the following:

Unsecured A loan notes

A total amount of £15,945,000 fixed rate unsecured loan notes have been issued, which are redeemable in full on 8 November 2025. The loan notes bear interest at 10% per annum, with interest accruing on a quarterly basis.

Total interest accrued to 30 June 2018 was £1,012,653 and was settled by issue of new loan notes under the same terms.

Unsecured B loan notes

A total amount of £582,000 fixed rate unsecured loan notes have been issued, which are redeemable in full on 8 November 2025. The loan notes bear interest at 10% per annum, with interest accruing on a quarterly basis.

Total interest accrued to 30 June 2018 was £48,289 and was settled by issue of new loan notes under the same terms.

22	Deferred tax assets and liabilities

		Predecessor		Successor
	Note	June 30, 2016	June 30, 2017	June 30, 2018
Balance at start of period		300	510	—
Acquisitions through business combinations	6	—	—	1,592
Movement in period		210	180	(151)

Balance at end of period		510	690	1,441

23	Trade and other payables

		Predecessor			Successor
	Note	July 1, 2015	June 30, 2016	June 30, 2017	June 30, 2018
Trade creditors		2,955	2,933	3,147	5,969
Taxation and social security		266	390	315	469
Other creditors		404	510	420	58
Accruals and deferred income		25	334	388	533

		3,650	4,167	4,270	7,029

24	Related parties

Predecessor:

Transactions with key management personnel

Total compensation of key management personnel (the directors) is disclosed in note 12.

Control

The ultimate controlling party is A Ball and S Ball.

Successor:

Transactions with associate entities

Zyon UK Flowers and Plants Limited is an associate entity. During the period the Group made sales of £1,650,000 to Zyon UK Flowers and Plants Limited, and charged rent and other amounts of £188,000. At 30 June 2018, the Group was owed £360,000 by Zyon UK Flowers and Plants Limited.

Other related party transactions

The fixed rate unsecured A loan notes have been issued to Northedge Capital Coinvest II LP and North Edge Capital Fund II LP, who are shareholders of the ultimate parent company, Project Seed Topco Limited. The interest charge in the period on these loan notes amounted to £1,013,000 and remains unpaid at the year end.

The fixed rate unsecured B loan notes have been issued to David Ball, Louise Motala and Andrew Higginson, who are shareholders of the ultimate parent company, Project Seed Topco Limited. The interest charge in the period on these loan notes amounted to £48,000 and remains unpaid at the year end.

Management fees in respect of services provided to the group in the period by North Edge Capital amounted to £66,575 (Company £nil).

Control

The ultimate controlling party is Northedge Capital LLP by virtue of its investment in North Edge Capital Fund II LP which holds a majority stake in the share capital of the company. No other group financial statements include the results of the Company.

25	Dividends

	Predecessor			Successor
	June 30, 2016	June 30, 2017	Period from July 1, 2017 to August 10, 2017	Period from June 5, 2017 to June 30, 2018
Dividend issued to Class A shareholders	60	60	—	—

	60	60	—	—

26	Operating leases

	Predecessor			Successor
	June 30, 2016	June 30, 2017	Period from July 1, 2017 to August 10, 2017	Period from June 5, 2017 to June 30, 2018
Less than one year	—	—	—	665
Between one and five years	—	—	—	2,496
More than five years	—	—	—	8,450

	—	—	—	11,611

Lease costs	—	—	—	661

	—	—	—	661

27	Significant subsidiaries

	Predecessor			Successor
	July 1, 2015	June 30, 2016	June 30, 2017	June 30, 2018
Project Seed Bidco Limited	0%	0%	0%	100%
Bridge Farm Nurseries Limited (Predecessor)	N/A	N/A	N/A	100%
Neame Lea Nursery Limited	100%	100%	100%	100%
Neame Lea Marketing Limited	100%	100%	100%	100%
Neame Lea Fresh Limited	35%	100%	100%	100%

28	Significant associates

	Predecessor			Successor
	July 1, 2015	June 30, 2016	June 30, 2017	June 30, 2018
Zyon UK Flowers and Plants Limited	0%	0%	40%	40%

Zyon UK Flowers and Plants Limited (Zyon”) is a packer of traded indoor plants and flowers. The Group acquired a share in Zyon as management expect to gain synergies and develop further sales through the trading relationship Zyon have with certain customers.

The associate undertaking is accounted for using the equity method of accounting, with the Group’s share of the net assets of the associate being equal to £nil.

29	Subsequent events

Subsequent to June 30, 2018, the directors of the Company exchanged contracts for the sale of all of the issued and outstanding share capital of Project Seed Topco Limited to Sundial Growers Inc. (the “Transaction”). An initial deposit of £5 million, required under the Sale and Purchase Agreement was placed in an escrow account on 22 February 2019, and the acquisition is expected to close on or before June 30, 2019.

30	Explanation of transition to IFRS

These are the Group’s first consolidated financial statements prepared in accordance with IFRSs.

The accounting policies set out in note 1 and herein have been applied in preparing the financial statements for all periods reported

The most recent Group consolidated financial statements were prepared under UK Generally Accepted Accounting Principles (“UK GAAP”) for the periods ended June 30, 2015, June 30, 2016, June 30, 2017 and June 30, 2018. The date of transition to IFRS for the Group was July 1, 2015. As the date of transition is prior to the acquisition of the trading companies , no reconciliation of equity for the opening balance sheet has been presented since, at that date, the Company had nominal cash and share capital.

IFRS 1, First time Adoption of International Financial Reporting Standards, sets out the transitional rules for when IFRS is applied for the first time. The Group is required to select accounting policies in accordance with IFRSs valid at its first IFRS reporting date and apply these policies retrospectively.

		Predecessor			Successor
	Note	July 1, 2015	June 30, 2016	June 30, 2017	June 30, 2018
Total equity under UK GAAP		2,357	2,634	3,345	(2,533)
Biological assets	(a)	60	61	277	265
Capitalised borrowing costs	(c)	18	130	121	—
No goodwill amortisation	(d)	15	30	45	—
Bargain gain	(f)	—	105	93	—
Goodwill and business combinations	(b)	—	—	—	(1,204)
Taxation	(e)	—	—	—	(809)

Total equity under IFRS		2,450	2,960	3,881	(4,281)

			Predecessor		Successor
			June 30, 2016	June 30, 2017	Period from June 5, 2017 to June 30, 2018
Total comprehensive profit/(loss) for the period under UK GAAP			337	770	(2,666)
Goodwill and business combinations	(b)		—	—	(1,883)
Biological assets	(a)		1	216	(52)
No goodwill amortisation	(d)		15	15	—
Capitalised borrowing costs	(c)		112	(9)	—
Bargain gain	(f)		105	(11)	—
Taxation			—	—	187

Total comprehensive profit/(loss) for the period under IFRS			570	981	(4,414)

Notes to the reconciliations—explanations of significant adjustments on transition to IFRS

(a)	Biological assets (IAS 41)

Certain items of inventory were identified as meeting the criteria of a biological asset under IAS41, resulting in a transitional adjustment from recognising such items at the lower of cost and net realisable value under UK GAAP to fair value less costs to sell under IFRS. The adjustment recorded in equity on July 1, 2015 represents the uplift from the lower of cost and net realisable value to the fair value less costs to sell of plants at the transition date. Each adjustment in subsequent periods represents the calculated difference between the lower of cost and net realisable value to the fair value less costs to sell at each period end.

(b)	Goodwill and business combinations (IFRS 3)

The acquisition of Bridge Farm Nurseries Limited on August 11. 2017 has been accounted for in accordance with IFRS3. The Group has recognised the identifiable assets acquired and liabilities assumed and measured these on their acquisition date fair value (see note 6 for further information)

Certain professional fees and stamp duty incurred as a result of the acquisition have been expensed to profit and loss under IFRS. These costs were included in the value of consideration transferred and formed part of goodwill under UK GAAP.

(c)	Capitalised borrowing costs (IAS 23)

UK GAAP allows a choice between regarding qualifying borrowing costs as an expense or as a cost eligible to be capitalised when financing the construction of an asset. IAS23 requires that any such borrowing costs must be capitalised if they meet certain criteria for being eligible. Total costs of £112,000 were capitalised in the period ended June 30, 2016 and were subsequently depreciated in subsequent periods.

(d)	Goodwill (IAS 38)

The goodwill balance held on transition to IFRS on July 1, 2014 of £90,000 has not been amortised under IFRS compared to the £15,000 amortisation charge recognised each year under UK GAAP. Instead the goodwill is tested annually for impairment under IAS 36.

(e)	Taxation (IAS 12)

The intangible assets recognised on acquisition of Bridge Farm Nurseries Limited attracts deferred tax, resulting in a deferred tax liability of £996,000 being recognised on August 11, 2017. As no such intangible assets were recognised under UK GAAP there was no associated deferred tax liability.

(f)	Bargain purchase (IFRS 3)

A bargain gain arose in the period ending June 30, 2016. Under UK GAAP this gain is recorded on the Balance Sheet and amortised over its expected useful life. However, under IFRS any such gain is recognised immediately in the income statement.

Cash flow statement

There are no significant differences between the cash flow statements as presented under IFRS and UK GAAP

                Shares

Common Shares

PROSPECTUS

Cowen	BMO Capital Markets	Barclays

                    , 2019

Until                 , 2019 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

Information Not Required in Prospectus

Item 6.	Indemnification of Directors and Officers.

Under the Business Corporations Act (Alberta), or the ABCA, except in respect of an action by or on behalf of a corporation to procure a judgment in its favor (in the absence of court approval in respect of costs, charges and expenses), we may indemnify our current or former directors or officers or another individual who acts or acted at our request as a director or officer, or acted at our request as a director or officer of a body corporate of which we are or were a shareholder or creditor and the individuals heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal or administrative proceeding in which the individual is made a party because of his or her association with us or another entity. The ABCA also provides that we may advance monies to a director, officer or other individual for costs, charges and expenses reasonably incurred in connection with such a proceeding; provided that such individual shall repay the moneys if the individual does not fulfill the conditions described below or is not successful on the merits in their defense of the action or proceeding.

However, indemnification is prohibited under the ABCA unless the individual:

•	acted honestly and in good faith with a view to our best interests; and

•	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful.

Our by-laws require us to indemnify to the fullest extent permitted by the ABCA each of our current or former directors and each person who acts or acted at our request as a director or officer of a body corporate of which we are or were a shareholder or creditor (or a person who undertakes or has undertaken any liability on behalf of the Company or any such body corporate) and the individuals heirs and legal representatives, against all costs, charges and expenses, including, without limitation, an amount paid to settle an action or satisfy a judgment reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with us or another entity.

Our by-laws authorize us to purchase and maintain such insurance for the benefit of our directors and officers as our board of directors may determine from time to time, subject to any limitations in the ABCA.

Item 7.	Recent Sales of Unregistered Securities.

Set forth below is information regarding all securities we issued without registration under the Securities Act in the last three years.

Common Shares

Date of Issuance	Aggregate number of common shares	Price or value per common share	Consideration	Category of persons to whom issued
March 1, 2014 – December 8, 2017	8,021,978	$0.30	Aggregate proceeds of $2,406,590	Private investors in Canada and the United States

June 9, 2016 – March 8, 2017	10,169,873	$1.00	Aggregate proceeds of $10,169,873	Private investors in Canada and the United States

March 8, 2016 – December 23, 2016	1,177,672	$0.30 - $0.60	Conversion of debt previously extended to us into equity	Our founder and certain initial investors

Date of Issuance	Aggregate number of common shares	Price or value per common share	Consideration	Category of persons to whom issued

April 10, 2017 – May 6, 2017	2,400,407	$1.25	Aggregate proceeds of $3,000,509	Private investors

September 21, 2017 – January 24, 2018	2,410,713	$1.50	Aggregate proceeds of $3,616,054	Private investors in Canada and the United States

January 15, 2018 – September 4, 2018	4,468,148	$2.45	Conversion of debt advanced under a credit agreement between and an entity controlled by our Executive Chairman into equity(1)	Edward Hellard

January 31, 2018 – March 2, 2018	760,328	$3.90	Aggregate proceeds of $2,965,295	Private investors in Canada and the United States

December 25, 2018	7,777	$6.25	Financial advisory services	Cascadia Capital LLC

October 17, 2018 and March 31, 2019	93,999	$6.25	Equity incentives(2)	Certain of our permanent employees

October 11, 2018 and November 5, 2018	349,063	$6.25	Aggregate proceeds of $2,181,644 from exercise of previously issued common share purchase warrants(3)	Our warrant holders

January 1, 2018 – December 31, 2018	138,063	$1.50 - $4.75	In consideration for services	Certain of our employees and advisers

March 1, 2018 – December 31, 2018	1,797,070	$1.00	Aggregate proceeds of $1,797,070 from exercise of simple and performance warrants previously granted to certain of our employees(3)	Certain of our employees

March 29, 2018 – June 8, 2018	2,806,971	$4.75	Aggregate Proceeds of $13,333,127	Private investors

June 20, 2018 – August 10, 2018	1,063,902	$4.75	Aggregate proceeds of $5.1 million	Private investors

January 1, 2019 – April 29, 2019	2,631,926	$6.25	Aggregate proceeds of $16.4 million from exercise of warrants previously issued as part of a unit offering(3)

January 1, 2019 – March 31, 2019	1,000,000	$1.00	Aggregate proceeds of $1.0 million from exercise of performance warrants previously granted to certain of our employees(4)

Date of Issuance	Aggregate number of common shares	Price or value per common share	Consideration	Category of persons to whom issued

March 13, 2019	185,500	$14.02	Part of consideration for purchase of 50% of Pathway Rx Inc.(5)

April 1, 2019 to May 31, 2019	10,300	$17.65	Equity incentives to certain of our employees(2)

May 1, 2019	300,000	$17.65	Part of consideration for acquisition of certain brands and cannabis cultivars from Sun 8 Holdings Inc.(6)

April 18, 2019 to June 24, 2019	118,000	$1.00 -1.50	Proceeds from exercise of simple and performance warrants previously granted to certain of our employees(4)

May 21, 2019	198,720	$17.65	Part of consideration for construction of the Olds Facility by Modus Structures Inc.

June 1, 2019 to June 30, 2019	10,400	$17.65	Equity incentives to certain of our employees(2)

July 2, 2019	1,500,000	$30.00	Part of consideration for the acquisition of Bridge Farm(7)	Bridge Farm sellers

(1)

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Commitments and Obligations—Investment and Royalty Agreement” in the prospectus which forms part of this registration statement.

(2)	See “Description of Share Capital—Common Shares”.
(3)	See “—Warrants” below.
(4)	See “Description of Share Capital—Warrants” in the prospectus which forms part of this registration statement.
(5)	See “Business—Acquisition of Interest in Pathway Rx” in the prospectus which forms part of this registration statement.

(6)

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Commitments and Obligations—Acquisition of Brands and Cultivars” in the prospectus which forms part of this registration statement.

(7)	See “Business—Acquisition of Bridge Farm” in the prospectus which forms part of this registration statement.

Warrants

In the fiscal year ended February 28, 2018, we granted 1,815,000 simple warrants and 5,078,224 performance warrants, collectively exercisable into an aggregate of 6,893,224 common shares, at an average exercise price of $1.31 and $2.22, respectively, as equity incentives to certain of our employees.

In the fiscal year ended December 31, 2018, we granted 2,209,500 simple warrants and 1,368,000 performance warrants, collectively exercisable into an aggregate of 3,577,500 common shares at an average exercise price of $4.17 and $3.96, respectively, as equity incentives to certain of our employees.

In the three months ended March 31, 2019, we granted 780,000 simple warrants and 330,000 performance warrants, collectively exercisable into an aggregate of 1,110,000 common shares at an average exercise price of $11.41 and $5.74, respectively, as equity incentives to certain of our employees.

Subsequent to March 31, 2019 and to the date hereof, we granted 1,447,000 simple warrants and 160,000 performance warrants, collectively exercisable into an aggregate of 1,607,000 common shares at a weighted average exercise price of $9.26 and $33.81, respectively, as equity incentives to certain of our employees.

See “Executive Compensation—Annual Compensation Components—Long-Term Equity Incentives—Legacy Warrant Grants” in the prospectus which forms part of this registration statement.

In a series of transactions between June 20, 2018 and August 24, 2018, we sold an aggregate of 2,806,971 units, each comprising one common share and one warrant, immediately vested and exercisable into one common share prior to April 30, 2019 at a price of $6.25, for aggregate proceeds of $17.5 million. In August 2018, a total of 349,063 warrants thus issued were exercised at a price of $6.25, for aggregate proceeds of $2.2 million. As an incentive to exercise, the warrant holders received a total of 174,532 warrants, which, upon issuance, became immediately vested and exercisable into an aggregate of 174,532 common shares at a price of $6.25.

Concurrently with the acquisition of our interest in Pathway Rx Inc., or Pathway Rx, we entered into a license agreement, which granted us an exclusive right to use Pathway Rx’s intellectual property in exchange for consideration which includes the grant of up to 175,000 of warrants to purchase our common shares at an exercise price of $2.90 per share, subject to achievement of certain milestone gross revenues derived from certain activities which use the intellectual property that is the subject matter of the license agreement. See “Business—Acquisition of Interest in Pathway Rx”.

Consideration for our purchase of world-wide proprietary rights to the Top Leaf, BC Weed Co. and certain other brands and cannabis cultivars from Sun 8 Holdings Inc. on May 1, 2019 included the issuance of 1,125,000 performance warrants, exercisable into an aggregate of 1,125,000 of our common shares at an exercise price of $1.50 per share, and vesting annually over five years, beginning on March 31, 2020. The number of performance warrants eligible to vest each year depends on the achievement of certain thresholds of revenue derived from the brands and cannabis cultivars acquired under the agreement. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Commitments and Obligations—Acquisition of Brands and Cultivars” in the prospectus which forms part of this registration statement.

On June 27, 2019, we entered into a credit agreement, between SGI Partnership, a general partnership controlled by us, and SAF Jackson II LP, or SAF, a limited partnership controlled by SAF Group, as lender and administrative agent, providing for a secured credit facility, or the SAF Jackson Facility, to be advanced in two tranches totalling $159.575 million, less (i) a 6% original issue discount and (ii) upfront fees totalling up to approximately $2.4 million. In connection with each tranche advanced under the SAF Jackson Facility, SAF is entitled to receive warrants exercisable upon the earlier of (i) the Company’s initial public offering, (ii) December 31, 2020, or (iii) a default or event of default under the SAF Credit Agreement or certain other specified events. As of the date of this prospectus, the Company has issued warrants to SAF to acquire             shares at an exercise price of $             per share and             shares at an exercise price of $             per share (in each case assuming an offering price of $            , being the midpoint of the price range set forth on the cover page of this prospectus). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Commitments and Obligations—SAF Jackson Facility”.

Issuances of Convertible Notes

In a series of transactions in October and November 2018, we privately placed an aggregate principal amount of $28.9 million of 12% unsecured, subordinated convertible notes, or the 12% Convertible Notes, consisting of (i) $22.2 million privately placed to accredited investors in Canada, or in the Canadian Offering, and (ii) $6.8 million privately placed to accredited investors in the United States, or in the U.S. Offering. The 12% Convertible Notes are convertible into units comprising one common share in the Company and one half of one warrant, at a price of US$5.00 per unit with respect to the 12% Convertible Notes issued in the U.S. Offering, and $6.25 per unit with respect to the 12% Convertible Notes issued in the Canadian Offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Commitments and Obligations—Convertible Notes” in the prospectus which forms part of this registration statement.

In May 2019, we closed a private placement offering of 8% convertible unsecured promissory notes, or the 8% Convertible Notes, to accredited investors in Canada and the United States in aggregate principal amount of approximately $92.6 million. In July 2019, we issued a further $0.6 million of 8% Convertible Notes to an affiliate of the Canadian chartered bank that provided the Bridge Facility as consideration for past services rendered by the bank in providing the Bridge Facility. The stated maturity of the 8% Convertible Notes is May 10, 2024 and principal may be repaid in cash or with shares of the Company. Upon the completion of an IPO (as defined in the indenture relating to the 8% Convertible Notes), each holder of the 8% Convertible Notes will have a one-time right to elect to convert all of its 8% Convertible Notes, plus accrued interest thereon, into a number of shares of the Company at a specified discount to the price of such shares offered to the public in connection with the IPO, calculated in accordance with the terms of the indenture. Following the completion of an IPO, the Company has the option to repurchase the 8% Convertible Notes, in whole or in part, at a price of par plus accrued and unpaid interest thereon, which may be paid in cash or with shares of the Company at our option. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Commitments and Obligations—8% Convertible Notes” in the prospectus which forms part of this registration statement.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering. The sales of these securities were made without any general solicitation or advertising.

The transactions described above were made outside the United States pursuant to Regulation S, or to U.S. persons pursuant to (i) Rule 701 promulgated under the Securities Act, in that the securities were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701, or (ii) to U.S. persons pursuant to Section 4(a)(2) of the Securities Act and/or Rule 506(b) under Regulation D of the Securities Act in that such sales and issuances did not involve a public offering.

Item 8.	Exhibits and Financial Statement Schedules.

(a)	Exhibits.

EXHIBIT INDEX

Exhibit Number	Exhibit Description

1.1*	Form of Underwriting Agreement

2.1†	Sale and Purchase Agreement among Sundial UK Limited, Sundial Growers Inc. and the Sellers specified therein, dated February 22, 2019

2.2	Share Purchase Agreement, dated March 13, 2019, among Sundial Growers Inc. and each of the shareholders of Pathway Rx Inc.

3.1	Articles of Incorporation of Sundial Growers Inc. (currently in effect)

3.2	Bylaws of Sundial Growers Inc. (currently in effect)

3.3*	Form of Amended Articles of Incorporation of Sundial Growers Inc. (to be adopted in connection with this offering)

3.4*	Form of Amended Bylaws of Sundial Growers Inc. (to be adopted in connection with this offering)

4.1*	Specimen Share Certificate

4.2	Amended and Restated Commitment Letter, dated December 19, 2018, among ATB Financial, as lender, Sundial Growers Inc., as borrower, and Kamcan Products Inc., 2011296 Alberta Inc. and Sprout Technologies Inc., as guarantors

4.3	Credit Agreement, dated February 22, 2019, between Sundial Growers Inc. and Bank of Montreal.

4.4	Amended and Restated Loan Agreement, dated April 10, 2019, among Farm Credit Canada, as creditor, Sundial Growers Inc., as borrower, and Kamcan Products Inc., 2011296 Alberta Inc. and Sprout Technologies Inc., as guarantors

4.5	Indenture, dated as of May 10, 2019, between the Company and Odyssey Trust Company, as trustee.

5.1	Opinion of Torys LLP as to the validity of the shares

10.1†	Professional Services Agreement, dated May 8, 2017, between AppColony Inc. and Sundial Growers Inc.

10.2	Note Purchase Agreement between Cannabis Wheaton Income Corp. (subsequently known as Auxly Cannabis Group Inc.) and Sundial Growers Inc., dated February 16, 2018

10.3†	Share Purchase Agreement, dated June 1, 2018, among 2119694 Alberta Inc., as seller, Sundial Growers Inc., as buyer, and Kamcan Products Inc., 2011296 Alberta Inc. and Sprout Technologies Inc., as guarantors

10.4†	Amended and Restated Investment and Royalty Agreement, dated August 16, 2018 between 2082033 Alberta Ltd. and Sundial Growers Inc.

10.5†	License Agreement, dated March 13, 2019, among Pathway Rx Inc., Sundial Growers Inc., Igor Kovalchuk, Olga Kovalchuk and Darryl Hudson

10.6†	Service and Sale Agreement between Sundial Growers Inc. and Sun 8 Holdings Inc., dated May 1, 2019

10.7	Credit Agreement among SGI Partnership, as borrower, the lenders party thereto and SAF Jackson II LP, as administrative agent, dated June 27, 2019.

16.1	Letter from MNP LLP to the SEC

21.1	List of Subsidiaries of Sundial Growers Inc.

23.1	Consent of KPMG LLP

23.2	Consent of KPMG LLP (U.K.)

Exhibit Number	Exhibit Description

23.3	Consent of Torys LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)

*	To be filed by amendment.
†

Portions of this exhibit have been omitted pursuant to Item 601(b)(2)(ii) or Item 601(b)(10)(iv), as applicable, of Regulation S-K under the Securities Act of 1933, as amended, because they are both (i) not material and (ii) would likely cause competitive harm to the registrant if publicly disclosed.

(b)    Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 9.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

1.

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

2.

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement on Form F-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Calgary, Alberta, Canada, on July 5, 2019.

By:	/s/ Torsten Kuenzlen
Name:	Torsten Kuenzlen
Title:	Chief Executive Officer

Each of the undersigned members of the board of directors of the Registrant hereby severally constitutes and appoints Torsten Kuenzlen and Edward Hellard as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any subsequent registration statements pursuant to Rule 462 of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Torsten Kuenzlen	Chief Executive Officer and Director (Principal Executive Officer)	July 5, 2019
Torsten Kuenzlen

/s/ James Keough	Chief Financial Officer (Principal Financial and Accounting Officer)	July 5, 2019
James Keough

/s/ Edward Hellard	Executive Chairman and Director	July 5, 2019
Edward Hellard

/s/ Greg Mills	Non-Executive Chairman and Director	July 5, 2019
Greg Mills

/s/ Gregory Turnbull	Director	July 5, 2019
Gregory Turnbull

Signature of Authorized U.S. Representative of Registrant

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Sundial Growers Inc., has signed this Registration Statement on July 5, 2019.

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director